Form 10-K, Exhibit 13
period 1998-12-31
RESORTQUEST INTERNATIONAL INC
filed 1999-03-30
CIK 1057507

EXHIBIT 13

                                  RESORTQUEST
                                 INTERNATIONAL


CORPORATE PROFILE

ResortQuest International is the leading provider of privately owned vacation home and condominium rentals in premier resort locations across North America. Headquartered in Memphis, Tennessee, the company is the first to offer vacation home and condominium rental, sales and property management services under a single brand name. Through its web site, resortquest.com, the company offers the most comprehensive online reservations service in the vacation rental industry.

PROPERTIES

The ResortQuest portfolio currently offers vacationers a choice of more than 14,000 privately owned vacation rental units in North America, including:

                                [GRAPHIC OMITTED]

FINANCIAL HIGHLIGHTS
(actuals)

1998
--------------------------------------------------
REVENUES                       $49,524,000
--------------------------------------------------
NET INCOME                      $3,069,000
--------------------------------------------------
EARNINGS PER SHARE                   $0.29
--------------------------------------------------
UNITS                               13,243


                                [GRAPHIC OMITTED]

                      RESORTQUEST.COM: PORTAL TO THE FUTURE


                               [GRAPHIC OMITTED]


Launched in January 1999, resortquest.com is one of the most comprehensive web sites in the vacation industry based on its breadth of locations, property information and functionality. The interactive web site provides consumers with instant access to ResortQuest's 14,000 vacation rental properties located in premier beach, mountain, golf and tennis resorts across North America.

     RESORTQUEST.COM enables consumers worldwide to search through the brand's impressive inventory of vacation home and condominium rentals to find vacation accommodations that meet their needs--and then to make reservations directly online. The web site allows travelers to check availability and rental rates, and provides extensive information about each property, along with photographs and floor plans, so travelers will know exactly what to expect when they arrive.

     In addition, resortquest.com features a "Special Offers" section that is updated regularly and includes special vacation packages, seasonal offers, and last minute deals exclusively available at ResortQuest properties.

     For individuals who may be interested in buying or selling a vacation home, resortquest.com provides a multiple-location real estate listing service, accessible to anyone worldwide, for its beach, mountain, golf and tennis resort markets that offer real estate brokerage services.

     ResortQuest is aggressively marketing the web site with a multi-faceted campaign that includes print advertising in high-profile publications, including USA Today, Conde Nast Traveler, Travel & Leisure, and leading travel trade journals. The brand also is promoting its web site through Internet banner advertising and targeted links, e-mail marketing campaigns and direct mail programs.

     Internet sales are expected to account for more than one-third of ResortQuest's revenues over the next few years. The company is committed to offering the most complete online booking portal in the industry and utilizing the power of the Internet to serve the vacation needs of travelers today and in the future.

CHAIRMAN'S LETTER

"ResortQuest is changing the landscape of the vacation rental industry." David C. Sullivan
Chairman and Chief Executive Officer

1998 was a remarkable year for ResortQuest, a year in which we launched the world's first brand in vacation property rentals. Since our inception in May, we laid the foundation for a concept that will forever change the vacation rental industry.

     To lead the new company, we assembled a senior management team that averages more than 23 years of lodging experience and has a proven track record of building successful brands that sustain long-term brand loyalty. With the team in place, we began to build a strong and lasting infrastructure to support the ResortQuest brand.

     Next, we assembled an impressive and varied inventory of quality vacation homes and condominiums in premier resort destinations. With our initial public offering in May, ResortQuest acquired 12 leading vacation property management companies with 8,900 units in eight states and Canada, as well as the industry's leading software provider. Currently, our vacation rental portfolio has grown to 20 property management companies with more than 14,000 privately owned vacation residences in 29 of the most desirable, geographically and seasonally diversified resort locations in North America.

     In 1999, the plan is to continue expanding our distribution and the number of vacation rental accommodations under management contract. Our acquisition pipeline remains quite active, and we continue to aggressively seek strategic acquisitions in new resort locations and to add depth in existing ones. Longer term, we intend to expand globally.

     While our acquisition strategy is a critical success factor, effectively managing customer expectations and delivering consistent quality will enable the ResortQuest brand to endure over time. To build credibility and consistency, we developed detailed product and service standards for the brand, and we created and implemented the industry's first company-wide rating system that categorizes vacation rental accommodations according to quality, condition and amenities. Delivering a consistent, high-quality product will drive repeat business to both new and existing ResortQuest destinations.

     To build brand awareness and drive revenue, we developed a multi-faceted marketing approach targeting consumers and travel trade that includes high-profile print advertising, direct mail, e-mail marketing, public relations and promotional programs. To target vacation homeowners, we introduced QuestClub, a unique, value-added benefits program that allows owners who contract with a local ResortQuest company to enjoy extraordinary vacation privileges and significant value at other ResortQuest locations.
--------------------------------------------------------------------------------
MISSION STATEMENT

     Our mission is to be the provider of choice for vacation home and condominium rental, sales and property management services. We will accomplish this by empowering our employees, consistently delivering quality and value, and establishing strong, trusting relationships with our customers so we may serve them for a lifetime.
--------------------------------------------------------------------------------
     Our most important marketing initiative, however, was the strategic investment we made developing the ResortQuest web site. In January, we launched resortquest.com, an online, interactive vacation rental resource for year-round vacation planning (see page one of this report). For the first time, vacationers can visit resort destinations across North America, view photographs and floor plans, and make reservations with a simple click of the mouse. In addition, resortquest.com features real estate listings for ResortQuest locations that offer brokerage services. The Internet is the ideal marketing and sales vehicle for ResortQuest, and we are taking steps to ensure that we remain on the cutting edge of this technology.

                               [GRAPHIC OMITTED]


     Internally, the vacation rental industry has traditionally grown by increasing rental rates and units under management. Through branding, we have been able to put in place a number of additional measures to enhance internal growth. By leveraging purchasing strength, capitalizing on centralized marketing initiatives, utilizing state-of-the-art technology and implementing "best practices" programs, we are creating significant operational and cost-saving synergies.

     All in all, 1998 was a remarkable year, one in which we accomplished exactly what we said we would: we created a brand, developed product and service standards, formulated brand marketing strategies, rolled out a property rating system, and launched resortquest.com. With this formidable infrastructure in place, ResortQuest is well-positioned to accelerate growth and set the industry standard for years to come.

     I would like to thank all of our employees at every ResortQuest location for their hard work, and our property owners and guests for their positive response and confidence. We have a growing portfolio of exceptional resort properties, a strong management team, and a well-defined plan for future growth. Our goal for 1999 and beyond is to execute our internal and external growth strategies and remain open to new opportunities.



                               [GRAPHIC OMITTED]
David C. Sullivan
Chairman and Chief Executive Officer

                               [GRAPHIC OMITTED]


A BETTER WAY TO VACATION

During the past few years, the vacation rental industry has experienced dramatic growth, with vacationers in record numbers discovering the benefits of renting a private residence instead of a standard hotel room or suite. These guests enjoy more space, greater privacy, increased flexibility, better value--literally all the comforts of home.

     Traditionally, the companies that rented and managed these properties were small, local businesses that offered no guarantees about the properties they represented. The vacationer could only hope that the rental experience would be a good one.

--------------------------------------------------------------------------------
ResortQuest's concept of branding represents the next evolutionary step in the vacation rental industry.
--------------------------------------------------------------------------------

     That changed in May 1998 with ResortQuest International, the world's first brand in the vacation rental industry.

     The debut of this new concept was widely supported by a number of very positive social, demographic and economic trends: leisure travel expenditures in the U.S. have been increasing every year since 1986, a period that included two recessions and the Gulf War; 76 million aging baby boomers are entering their peak spending and leisure-time years with increasing amounts of discretionary income and more free time to travel; and the travel industry has witnessed a growing trend of people looking for more experience-oriented vacations, including alternatives to hotel rooms.

     ResortQuest's concept of branding represents the next evolutionary step in the vacation rental industry. By providing a one-stop resource for quality vacation rentals in prime resort destinations, making the reservations process simple and hassle-free, and implementing standards to ensure product quality, ResortQuest is building a new level of awareness, credibility and momentum for the industry.

     ResortQuest, with its extensive collection of quality vacation homes and condominiums, is changing the landscape of the vacation rental industry. The brand is taking the highly fragmented vacation rental industry to new heights by implementing product standards that enhance customer trust and loyalty, and by providing the industry's first one-stop resource for renting vacation properties in North America's most sought-after resort locations.

          ResortQuest is dedicated to providing a quality vacation experience to every guest, every time and has implemented stringent product and service requirements at each of its locations. In addition, ResortQuest introduced the industry's first accommodations rating system so guests will always know what to expect from one vacation destination to the next (see adjacent box).
--------------------------------------------------------------------------------
          ResortQuest has developed a five-level rating system that categorizes accommodations according to specific criteria so guests will always know what to expect at every ResortQuest location.

ACCOMMODATION CATEGORIES

Quest Home

An exclusive group of extraordinary accommodations which are so luxurious and unique that they are in a class of their own.

Platinum

Exceptional  accommodations marked by unique design that offers superior quality
furnishings,   luxury  features,  designer  appointments,   and  top-of-the-line
kitchens, baths, and amenities.

Gold

Upscale, well-appointed accommodations with a designer touch that includes excellent furnishings, special features, and top-quality kitchens, baths, and amenities.

Silver

Inviting, pleasing accommodations that are taste-fully decorated and feature quality furnishings and contemporary kitchens and baths.

Bronze

Comfortable, pleasant accommodations that provide many of the comforts and conveniences of home.
--------------------------------------------------------------------------------

     In addition to effectively managing customer expectations, ResortQuest saves travelers time and effort by providing easy access to its 14,000 vacation home and condominium rentals through resortquest.com.

     Vacationers can use the web site to quickly and efficiently research their destination from a wide range of resort locations, check availability and pricing, and view floor plans and photos of their desired accommodations. They can book their vacation directly online or by calling ResortQuest's toll-free number, 877-588-5800.

                               [GRAPHIC OMITTED]


WIN-WIN CONCEPT

ResortQuest brings a new level of awareness and strength to the industry. While travelers benefit from the convenience and reliability that ResortQuest provides, vacation homeowners, property management companies, and employees also reap rewards.

     For vacation homeowners... ResortQuest provides the best of both worlds: local management expertise and attention, along with the marketing power and resources of a leading brand. Each local management team brings to the table an in-depth knowledge of the vacation rental business and the market area, as well as practical property management experience, both of which work to enhance a property's value and marketability.

     Through its broad-based marketing, ResortQuest reaches potential renters from key resort feeder markets around the globe, which in turn increases the potential for higher rental income. And should an owner decide to sell, most ResortQuest locations have a complete real estate referral and sales program to help obtain top dollar for a property.

     By contracting with a ResortQuest company, homeowners also receive the opportunity to participate in

QuestClub, an exclusive owner benefits program that provides travel privileges and substantial savings at other ResortQuest properties.

     For property management companies... ResortQuest provides the opportunity to dramatically expand their businesses, and better serve customers and homeowners. Local companies retain their name, management and employee base, and company owners convert their equity into more liquid assets to give them greater financial freedom. Local companies also achieve operating and pricing synergies by being part of a large brand.

     For employees... ResortQuest provides all the advantages of working for a major corporation, from greater job advancement opportunities to enhanced benefits.
--------------------------------------------------------------------------------

ResortQuest is building a new level of awareness, credibility and momentum for the industry.
--------------------------------------------------------------------------------

     From vacationer to homeowner to local property management company and employee - ResortQuest is a win-win proposition. With its seasoned management team, operational expertise, technological advantages, and marketing breadth, ResortQuest has established significant barriers to new competition. The brand intends to continue to lead the industry by pioneering innovative solutions for the vacation rental industry and keeping its promise to provide a lifetime of service to its customers.

                               [GRAPHIC OMITTED]


RESORTQUEST MILESTONES

MAY 1998

Completed initial public offering; purchased 12 property management companies aggregating 9,000 rental units and the vacation rental industry's leading software company

JULY 1998

Completed first acquisition in Breckenridge, Colo., increasing ResortQuest's share in one of the nation's most popular ski resorts

AUGUST 1998

Entered popular Gulf Shores, Ala. market with second acquisition

SEPTEMBER 1998

Broadened Canadian inventory in Whistler, British Columbia

SEPTEMBER 1998

Acquired Abbott Resorts, the largest resort property management company in Florida, increasing ResortQuest's portfolio to more than 11,000 vacation properties

SEPTEMBER 1998

Increased ResortQuest credit facility to $55 million to help fund future acquisitions

OCTOBER 1998

Introduced  the  QuestClub  homeowner  benefits  program,   offering  homeowners
substantial   savings  on  vacation  home  and  condominium   rentals  at  other
ResortQuest locations

OCTOBER 1998

Developed product and service standards for the ResortQuest brand to be implemented system-wide

OCTOBER 1998

Launched the industry's first company-wide rating system that categorizes ResortQuest vacation rental accommodations according to quality, condition and amenities

DECEMBER 1998

Acquired fourth property management company in Colorado (Dillon), increasing company's depth in this important U.S. ski area

JANUARY 1999

Announced RESORTQUEST.COM, the first branded online booking resource in the vacation rental industry to offer "up-to-the-minute" reservation capabilities, along with descriptions, photos and floor plans of rental properties

JANUARY 1999

Acquired   property   management   company  in  Oregon   (Sunriver),   expanding
ResortQuest's presence in Western U.S.

JANUARY 1999

Purchased first property management company in Big Sky, Mont., increasing the range of vacation experiences offered by ResortQuest

JANUARY 1999

Entered   important   Southern   California  market  with  acquisition  of  Palm
Desert/Palm Springs property management company

FEBRUARY 1999

Penetrated Hilton Head Island, S.C. market with acquisition of one of the area's leading property management companies

FEBRUARY 1999

Entered Scottsdale, Ariz. market with 10th acquisition since initial public offering, increasing ResortQuest's rental portfolio to 14,000 vacation homes and condominiums across North America

INDEX OF FINANCIALS


MANAGEMENT'S DISCUSSION AND ANALYSIS                                  11

CONSOLIDATED BALANCE SHEETS                                           21

CONSOLIDATED STATEMENTS OF INCOME                                     22

CONSOLIDATED STATEMENTS OF PRO FORMA INCOME                           23

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                       24

CONSOLIDATED STATEMENTS OF CASH FLOWS                                 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                            26

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                              39

MANAGEMENT'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS              39

QUARTERLY RESULTS OF OPERATIONS                                       40

SELECTED FINANCIAL DATA                                               40

DIRECTORS AND OFFICERS                                                41

INVESTOR INFORMATION                                                  41


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

ResortQuest International, Inc. ("ResortQuest" or "Company") is a leading provider of vacation condominium and home rentals in premier destination resorts throughout the United States and Canada. Through the consolidation of leading vacation rental and property management companies, the development of a national brand and best practices management systems, ResortQuest offers vacationers a network of high quality, fully furnished, privately-owned condominium and home rentals. ResortQuest has developed quality standards and segmented most of our 13,243 condominiums and homes into five categories (Quest Home, Platinum, Gold, Silver and Bronze), developed a single source access through a web site with on-line booking capabilities (resortquest.com) and a toll-free central reservation center, and has implemented a multi-faceted nation-wide marketing program. ResortQuest offers property owners superior management services designed to enhance their rental income and profits. The condominium and home rental properties are owned by non-related third parties.

     On May 26, 1998, ResortQuest consummated its initial public offering ("IPO" or "Offering") and the acquisition of 12 vacation rental and property management companies and one leading vacation rental and property management software company (the "Founding Companies") ("Combinations"). ResortQuest has executed five additional vacation rental and property management acquisitions through the end of 1998 (together with the Founding Companies, the "Operating Companies"). At December 31, 1998, ResortQuest manages approximately 13,243 condominiums and homes nationwide and in Canada. These rental properties are located in beach and island resorts such as the Hawaiian Islands; Bethany Beach, DE; Gulf Shores, AL; Nantucket, MA; the Outer Banks, NC; Destin, Fort Walton Beach and South Walton, FL; Sanibel and Captiva Islands, FL; and St. Simons Island, GA; and mountain resorts such as Aspen, Breckenridge, Dillon and Telluride, CO; Park City, UT; and Whistler, British Columbia. Eight of the Operating Companies also offer real estate brokerage services. First Resort, one of the Founding Companies, is a leading provider of integrated management services and reservations and accounting software for the vacation rental and property management industry.

POST-IPO   ACQUISITIONS

Subsequent to the IPO, ResortQuest executed five acquisitions through the end of 1998: Goldpoint, located in Breckenridge, Colorado, effective July 1998; Plantation Resort Management, Inc. ("Plantation Resort") located in Gulf Shores, Alabama, effective August 31, 1998; Whistler Exclusive Properties, Ltd. ("Whistler Exclusive") located in Whistler, British Columbia, Canada, effective September 3, 1998; Abbott Realty Services, Inc. ("Abbott Resorts") located in Destin, Florida, effective September 30, 1998; and Columbine Management Company, Inc. ("Columbine") located in Dillon, Colorado, effective December 1, 1998 (collectively, the "Post-IPO Acquisitions"). The Post-IPO Acquisitions had 2,956 vacation rental condominiums and homes under management, and are located in two new markets and three existing markets ("tuck-in"). The Post-IPO Acquisitions cost $45.0 million and were financed through a combination of stock and cash.

     In January and February 1999, ResortQuest executed five additional acquisitions, which included 1,172 vacation rental condominiums and homes under management, located in five new markets. The new markets include Sunriver, Oregon; Big Sky, Montana; Palm Desert, California; Hilton Head, South Carolina; and Scottsdale, Arizona. These acquisitions cost $20.5 million and were financed through a combination of stock and cash.

RESULTS OF OPERATIONS

ResortQuest's revenues are derived primarily from property rental fees on vacation condominium and home rentals, and service fees from additional services provided to vacationers and property owners.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Continued)


ResortQuest receives property rental fees when the properties are rented, which are generally a percentage of the rental price of the vacation property. Rental fees range from approximately 3% to over 40% based upon the type of services provided by ResortQuest to the property owner and the type of rental units managed. Revenues are recognized by ResortQuest based on its proportionate share of the total rental price of the vacation condominium or home, and are recognized ratably over the rental period. On a pro forma basis for the year ended December 31, 1998, ResortQuest recognized $35.3 million of property rental fees, representing 50.9% of ResortQuest's total 1998 revenues. Additional services provided to vacationers, such as reservations, housekeeping, long-distance telephone, lift tickets, beach equipment and pool cleaning are charged separately and recorded as service fees revenue by ResortQuest. During 1998, ResortQuest recognized $16.2 million of service fees, representing 23.4% of ResortQuest's total 1998 pro forma revenues. ResortQuest's remaining $17.9 million of 1998 pro forma revenues are derived from other sources, including management of homeowners' associations, the sale and service of vacation rental and property management software, net broker commissions on real estate sales, and food & beverage sales.

     Direct operating expenses include direct compensation, telecommunication expenses, housekeeping supplies, printing, marketing and food & beverage costs. Compensation includes salary, wages, bonus and benefits for employees involved with the rental or maintenance of the rental units, housekeeping, reservations, marketing, and the food & beverage facilities. Telecommunication costs result primarily from the cost of toll-free numbers, as well as the cost of telephone service provided by ResortQuest to property owners in certain markets. General and administrative expenses consist primarily of salary, wages, bonus and benefits for general managers as well as other non-operational personnel, fees for professional services, rent and other general office expenses.

     Before the IPO, the Operating Companies operated as independent, privately owned entities, and their results of operations reflect varying tax structures (S Corporations or C Corporations) which have influenced the historical level of owners' compensation. The Operating Companies' owners and key employees agreed to certain, and in some cases substantial, reductions in their salary, bonus and benefits in connection with being acquired by ResortQuest.

     ResortQuest has begun to realize certain savings as a result of the consolidation of long-distance telephone, insurance, employee benefits and other general and administrative expenses of the Operating Companies. ResortQuest cannot quantify these savings accurately at this time. Consequently, ResortQuest is unable to determine whether these savings will be material or not. Any such savings will be offset by the costs of being a publicly traded company and the incremental costs related to ResortQuest's new management team. Neither the anticipated savings nor the anticipated costs have been included in the pro forma combined financial information of ResortQuest.

     In  July  1996,  the  Securities  and  Exchange   Commission  issued  Staff
Accounting Bulletin No. 97 ("SAB 97") relating to business combinations immediately prior to an initial public offering. SAB 97 requires that these combinations be accounted for using the purchase method of acquisition accounting. Under the purchase method, one of the combining companies must be designated as the accounting acquiror. Aston Hotels & Resorts ("Aston") was identified as the accounting acquiror for financial statement presentation purposes (e.g., Aston's financial statements were carried over at historical basis). For the remaining Founding Companies, $72.7 million, representing the excess of the fair value of the merger consideration received over the fair value of the net assets acquired, was recorded as "goodwill" on ResortQuest's balance sheet. In addition, goodwill of $25.5 million was recorded and attributed to the Restricted Common Stock issued to management of and consultants to ResortQuest. Additionally, ResortQuest recorded additional goodwill of $33.8 million in conjunction with the Post-IPO Acquisitions. Goodwill is being amortized as a non-cash charge to the income statement over a 40-year period other than the goodwill associated with the acquisition of First Resort, which is being amortized over a 15-year period. ResortQuest recognized $1.8 million of goodwill amortization in 1998. In addition, the $29.5 million paid to the owners

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Continued)


of Aston in conjunction with the Combinations has been reflected as excess distributions in the Consolidated Statements of Changes in Stockholders' Equity.

RESULTS OF CONTINUING OPERATIONS--ACTUAL

Effective with the closing of ResortQuest's Offering on May 26, 1998, ResortQuest acquired 12 vacation rental and property management companies and one leading vacation rental and property management software company. However, for financial accounting reporting purposes, Aston was identified as the accounting acquiror and the remaining Founding Companies (including ResortQuest) were accounted for under the purchase method of accounting. Accordingly, the ResortQuest historical consolidated financial information for periods prior to the Offering include only the operating results of Aston. Since May 26, 1998, the historical consolidated financial information includes the combined balances and transactions of ResortQuest, the Founding Companies, plus the Post-IPO Acquisitions from their respective date of acquisition. Comparability of historical results of operations for the periods presented may be misleading and are not necessarily indicative of future results of the combined operations.

     The following table sets forth the ResortQuest actual consolidated results of operations for the twelve months ended December 31, 1996, 1997 and 1998.

(in thousands)                                     1996                            1997                         1998
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                         $19,460     100.0%             $19,554    100.0%             $49,524     100.0%
Direct operating expenses                         10,401      53.4                8,908     45.6               27,330      55.2
General and administrative expenses                5,248      27.0                5,081     26.0               14,171      28.6
Depreciation and amortization                        326       1.7                  394      2.0                3,089       6.2
--------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations               $  3,485      17.9%            $  5,171     26.4%             $ 4,934      10.0%

Twelve Months Ended December 31, 1998 Compared to
   Twelve Months Ended December 31, 1997 - Actual

REVENUES

Revenues increased $30.0 million, or 153.3%, from $19.6 million in 1997 to $49.5 million in 1998, due to the revenue impact of the companies acquired in the Combinations and Post-IPO Acquisitions. Aston revenues for 1998 were relatively flat as compared to prior year despite the continued pressures from the troubled Asian inbound market. Revenues from the 1998 acquisitions for the Hawaii, Mountain, Beach and Other segments were $800,000, $5.4 million, $21.8 million and $2.0 million, respectively.

DIRECT OPERATING EXPENSES

Direct operating expenses increased $18.4 million, or 206.8%, from $8.9 million in 1997 to $27.3 million in 1998, due to the expense impact of the companies acquired in the Combinations and Post-IPO Acquisitions. Aston's direct operating expenses increased $793,000, as compared to prior year, primarily due to a $513,000 increase in payments made under certain guarantee contracts. The timing, size and location of acquisitions have a significant impact on operating margins. Direct operating expense margins increased 9.6 percentage points, from 45.6% in 1997 to 55.2% in 1998. The Mountain segment and southern Florida peak season is the first quarter and Beach segment peak season is the third quarter. Direct operating expenses from the 1998 acquisitions for the Hawaii, Mountain, Beach and Other segments were $200,000, $4.6 million, $11.8 million and $1.1 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Continued)

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased $9.1 million, or 178.9%, from $5.1 million in 1997 to $14.2 million in 1998, due to the expense impact of the companies acquired in the Combinations, Post-IPO Acquisitions and incremental public-company expenses. Aston general and administrative expenses for 1998 were relatively flat as compared to prior year. Depreciation and amortization expense increased due to the goodwill impact of acquisitions recorded using the purchase method of accounting. General and administrative expenses, including goodwill amortization, from the 1998 acquisitions for the Hawaii, Mountain, Beach and Other segments were $500,000, $2.3 million, $5.9 million and $3.1 million, respectively.

Twelve Months Ended December 31, 1997 Compared to
   Twelve Months Ended December 31, 1996 - Actual

REVENUES

Revenues were relatively flat as compared to prior year.

DIRECT OPERATING EXPENSES

Direct operating expenses decreased approximately $1.5 million, or 14.4%, from $10.4 million in 1996 to $8.9 million in 1997. As a percentage of revenues, direct operating expenses decreased from 53.5% in 1996 to 45.6% in 1997, primarily due to a reduction in salaries, bonuses, and promotional and marketing expenses.

GENERAL  AND  ADMINISTRATIVE  EXPENSES

General and administrative expenses decreased $167,000, or 3.2%, from $5.2 million in 1996 to $5.1 million in 1997. As a percentage of revenues, operating income increased from 17.9% in 1996 to 26.4% in 1997, due primarily to lower direct operating expenses in 1997.

OTHER

The following table sets forth other historical items affecting consolidated net income for the three years ended December 31, 1996, 1997 and 1998.

(in thousands)                                 1996       1997    1998
-----------------------------------------------------------------------
Interest and other income (expense)           $(342)   $   (86) $ (403)
Income (loss) from discontinued operations      455     (1,494)  1,347
Effective tax rate                              n/a       n/a     32.3%

     Aston's operations were primarily financed through working capital and long-term debt resulting in higher levels of interest expense prior to the Combinations. Concurrent with the Combinations, ResortQuest did not assume any of Aston's previous debt. However, ResortQuest did assume approximately $5.7 million of debt from certain of the Founding Companies, which was subsequently paid off by the Company after the IPO. The cash portion of the Post-IPO Acquisitions resulted in increased borrowings under the Credit Facility, which caused interest expense to increase during the fourth quarter 1998.

     ResortQuest has decided that it will no longer continue or enter into leasing arrangements for lodging facilities. Accordingly, for all periods presented, the results of operations for the leased operations are reflected as discontinued operations. Concurrent with the Combinations, Aston assigned such leases to a corporation owned by Aston's principal stockholder. On May 27, 1998, ResortQuest entered into a contract with this corporation to manage these facilities for a fee.

     ResortQuest's effective tax rate for the year ended December 31, 1998, is impacted by: (i) Aston's earnings prior to May 26, 1998 which will not be included in ResortQuest's consolidated income tax returns; (ii) amortization of goodwill which is principally not deductible for income tax purposes; and (iii) the recording of a one-time cumulative deferred income tax entry for Aston, which was previously taxed under S Corporation status. The effective tax rate for the years ended December 31, 1997 and 1996, are not applicable since Aston qualified and filed as a S Corporation.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Continued)


RESULTS OF OPERATIONS--
PRO FORMA

To provide better comparability, the combined pro forma results of operations for the twelve months ended December 31, 1998 and 1997 include the results of ResortQuest and the Founding Companies as if the Combinations had occurred on January 1, 1997 and Post-IPO Acquisitions since date of acquisition. The combined pro forma results of operations include the effects of: (i) the Combinations; (ii) the proceeds from the issuance of 6,670,000 shares of ResortQuest Common Stock, which was used to pay the cash portion of the purchase price for the Founding Companies, to repay debt assumed in the Combinations, and to pay IPO transaction costs; (iii) certain adjustments to salaries, bonuses, and benefits to former owners and key management of the Founding Companies effective with the IPO; (iv) reversal of compensation expense in the three months ended March 31, 1998, relating to the non-recurring, non-cash compensation charge of $5.1 million related to Common Stock issued to management; (v) provision for income taxes as if pro forma income was subject to federal, state or provincial income taxes and that goodwill was not deductible for income tax purposes during the periods presented; (vi) amortization of goodwill resulting from the Combinations and (vii) excludes income (loss) from discontinued operations.

HAWAIIAN ISLANDS

The following table sets forth the Hawaiian island resorts' combined pro forma results of operations for the twelve months ended December 31, 1998 and 1997.

(in thousands)             1997                    1998
--------------------------------------------------------------------
Revenues                $21,960       100.0%      $21,874     100.0%
Operating expenses       14,322        65.2        15,194      69.5
--------------------------------------------------------------------
Operating income        $ 7,638        34.8%     $  6,680      30.5%
--------------------------------------------------------------------


Twelve Months Ended December 31, 1998 Compared to
   Twelve Months Ended December 31, 1997 - Hawaii

REVENUES

Revenues in 1997 include a $677,000 gain from the sale of the Company's interest in a Hawaiian hotel. Excluding this gain, revenues increased $591,000, or 2.8%, from $21.3 million in 1997 to $21.9 million in 1998, primarily due to a slight increase in average daily rate that helped maintain revenue per available unit.

     Hawaii overall was impacted in 1998 by the Northwest Airlines strike during third quarter 1998 and the continued pressures from the troubled Asian inbound market. Northwest Airlines accounts for approximately 15% of the lift into the Hawaiian islands. Occupancy rates in the third quarter were off compared to prior year. However, Aston was not as negatively impacted by the Asian crisis as compared to the overall market. Inbound traffic from Asia accounts for about one-third of Hawaii's visitors who seem to prefer Waikiki Beach, which is on the Hawaiian island of Oahu. For several years, Aston shifted most of its business to the United States mainland wholesalers and increased its inventory of management contracts on the neighbor islands away from Waikiki Beach.

OPERATING EXPENSES

Operating expenses increased $872,000, or 6.1%, from $14.3 million in 1997 to $15.2 million in 1998. As a percentage of revenues, operating expenses increased from 65.2% in 1997 to 69.5% in 1998, primarily due to the Northwest Airlines strike in the third quarter of 1998.

MOUNTAIN

The following table sets forth the mountain resorts combined pro forma results of operations for the twelve months ended December 31, 1998 and 1997. The pro forma mountain results of operations only include the Founding Companies located in: Aspen, Breckenridge, Telluride, Colorado; Park City, Utah; and Whistler, British Columbia. Since the IPO, ResortQuest acquired three other

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Continued)


mountain resorts (Goldpoint in July 1998, Whistler Exclusive in September 1998, and Columbine in December 1998) which are included in the pro forma results of operations for the period from their acquisition dates through December 31, 1998.

(in thousands)              1997                      1998
---------------------------------------------------------------------
Revenues                 $14,379      100.0%       $14,744     100.0%
Operating expenses        12,584       87.6         12,643      85.8
---------------------------------------------------------------------
Operating income         $ 1,795       12.4%       $ 2,101      14.2%
---------------------------------------------------------------------


Twelve Months Ended December 31, 1998 Compared to
   Twelve Months Ended December 31, 1997 - Mountain

REVENUES

Revenues increased $365,000, or 2.5%, from $14.4 million in 1997 to $14.7 million in 1998, primarily due to an increase in property rental fees, resulting from a 6.2% increase in rental units under management contract.

OPERATING EXPENSES

Operating expenses were relatively flat as compared to prior year. However, as a percentage of revenues, operating expenses decreased from 87.6% in 1997 to 85.8% in 1998, primarily due to a slight reduction in direct operating costs.

BEACH

The following table sets forth the beach resorts (excluding Hawaii) combined pro forma results of operations for twelve months ended December 31, 1997 and 1998. The pro forma beach results of operations only include the Founding Companies located in: Bethany Beach, Delaware; Nantucket, Massachusetts; Outer Banks, North Carolina; Sanibel and Captiva Islands, Florida; and St. Simons Island, Georgia. Since the IPO, ResortQuest acquired two other beach resorts (Plantation Resort in August 1998 and Abbott Resorts in September 1998) which are included in the pro forma results of operations for the period from their acquisition date through December 31, 1998.

(in thousands)          1997                     1998
----------------------------------------------------------------
Revenues             $17,616       100.0%      $29,524     100.0%
Operating expenses    13,942        79.1        23,355      79.1
----------------------------------------------------------------
Operating income     $ 3,674        20.9%      $ 6,169      20.9%
----------------------------------------------------------------


Twelve Months Ended December 31, 1998 Compared to
   Twelve Months Ended December 31, 1997 - Beach

REVENUES

Revenues increased $11.9 million, or 67.6%, from $17.6 million in 1997 to $29.5 million in 1998, due to an 18.3% increase in lodging revenues (caused by an 11.1% increase in average daily rate and a 7.8% increase in number of units under management contract), and $7.3 million in revenues for Plantation Resort from July 1 and Abbott Resorts from October 1 through the end of 1998.

OPERATING EXPENSES

Operating expenses increased $9.4 million, or 67.5%, from $13.9 million in 1997 to $23.4 million in 1998, due primarily to the expense impact of the Post-IPO Acquisitions and increased salaries and wages to service the increased units under management contract.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Continued)


OTHER OPERATIONS

The following table sets forth the other combined pro forma results of operations for the twelve months ended December 31, 1998 and 1997, which includes: First Resort and corporate.

(in thousands)         1997                  1998
-----------------------------------------------------------
Revenues            $ 2,864    100.0%      $ 3,305    100.0%
Operating expenses    3,136    109.5         6,100    184.6
-----------------------------------------------------------
Operating loss      $  (272)    (9.5)%     $(2,795)   (84.6)%
-----------------------------------------------------------


Twelve Months Ended December 31, 1998 Compared to
   Twelve Months Ended December 31, 1997 - Other

REVENUES

Revenues increased $441,000, or 15.4%, from $2.9 million in 1997 to $3.3 million in 1998, due primarily from increased sales of software and software service fees.

OPERATING EXPENSES

Operating expenses increased by $3.0 million, or 94.5%, from $3.1 million in 1997 to $6.1 million in 1998. This increase primarily results from expenses associated with being a public company, which did not exist prior to the IPO, and the expense recognition of certain nonrecurring acquisition costs incurred in connection with the Plantation Resort acquisition, which totaled approximately $134,000.

LIQUIDITY AND CAPITAL RESOURCES

ResortQuest is a holding company that conducts all of its operations through its Operating Companies. Accordingly, the primary internal source of ResortQuest's liquidity is through the cash flows realized from its subsidiaries, the
Company's amended $55 million Credit Facility ("Credit Facility") and ResortQuest Common Stock.

     ResortQuest generated cash flows from operating activities of $12.7 million in 1998 primarily due to income from continuing operations and an increase in reservation and escrow deposits partially offset by a decrease in accounts payable and accrued liabilities. Cash used in investing activities by ResortQuest was approximately $39.5 million in 1998, due primarily to the cash portions of the Combinations and Post-IPO Acquisitions. During 1998, ResortQuest's 1998 cash provided by financing activities totaled $48.5 million, which included $60.0 million net proceeds from the IPO and $32.0 million in borrowings under the Credit Facility, partially offset by $29.5 million in distributions to Aston's stockholders in conjunction with the IPO.

      At December 31, 1998, ResortQuest had approximately $23.3 million in cash and cash equivalents, of which $13.7 million represents cash held in escrow. The cash held in escrow is released at varying times in accordance with state regulations, generally based upon the guest stay, or for real estate sale deposits when the property is sold. Certain assets, including real estate, personal property, receivables and cash, that were not used in the operations of certain Founding Companies were excluded from the Combinations and retained by the respective stockholders of such Founding Companies. At December 31, 1998, ResortQuest had a working capital deficit of $2.1 million, $38.0 million of outstanding long-term debt and $23.0 million available under its Credit Facility.

      At December 31, 1998, the former principal stockholder of Aston was indebted to ResortQuest in the aggregate amount of $4.0 million. This debt is fully collateralized with real estate and cash and cash equivalents pledged to ResortQuest.

     On May 26, 1998, ResortQuest issued an aggregate of 9,254,286 shares of Common Stock in connection with the Combinations (1,708,333 shares to Aston stockholders and 7,545,953 shares to the remaining stockholders involved with the Combinations) and 6,670,000 shares of Common Stock in connection with the Offering. Shares issued in the Offering were sold at a price to the public of $11.00 per share. The net proceeds to ResortQuest from the Offering (after deducting underwriting discounts, commissions and offering expenses) were approximately $60.0 million. Pursuant to the Combinations, ResortQuest consummated the acquisitions of the Founding Companies for an aggregate of approximately $54.9 million in cash, 6,119,656 shares of Common Stock and the assumption of $5.7 million in debt. As of December 31, 1998, the net proceeds have

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Continued)

been used as follows: (i) $54.9 million to pay the cash portion of the consideration for the Combinations, and (ii) $5.2 million to pay off assumed indebtedness.

     ResortQuest entered into a credit agreement (the "Credit Agreement") as of May 26, 1998 with NationsBank, N.A. and First Tennessee Bank National Association, with respect to a $30 million revolving line of credit in conjunction with the Credit Facility. On September 30, 1998, the Credit Facility was amended to allow for the ResortQuest acquisition of Abbott Resorts. On December 7, 1998, the Credit Facility was amended for a second time to increase the facility to $55 million and added two additional lenders, Societe Generale and Union Planters Bank, N.A. The Credit Facility may be used for letters of credit not to exceed $2.5 million, acquisitions, capital expenditures, and for general corporate purposes. The Credit Agreement requires ResortQuest to comply with various loan covenants, which include maintenance of certain financial ratios, restrictions on additional indebtedness and restrictions on liens, guarantees, advances, capital expenditures, sale of assets and dividends. Interest on outstanding balances of the Credit Facility is computed at ResortQuest's election, on the basis of either the Prime Rate or the Eurodollar Rate plus a margin ranging from 1.25% to 2.00%, depending on certain financial ratios. Availability fees range from 0.25% to 0.50% per annum depending on certain financial ratios are payable on the unused portion of the Credit Facility. At December 31, 1998, borrowings under the Credit Facility totaled $32.0 million, resulting primarily from the Abbott Resorts acquisition, and ResortQuest is paying a margin of 1.75% and availability fees of 0.375%. The weighted average interest rate during 1998, based on outstanding ResortQuest Credit Facility borrowings, including the applicable LIBOR spread, was 7.3%. The Credit Facility has a three-year term and is secured by substantially all the assets of ResortQuest and its subsidiaries, including the stock in the Founding Companies and any future material subsidiaries, as defined. ResortQuest, each Founding Company and all other current and future material subsidiaries are required to guarantee repayment of all amounts due under the Credit Facility. At December 31, 1998, ResortQuest was in compliance with applicable loan covenants.

     On September 30, 1998, ResortQuest executed a promissory note (the "Note Agreement") maturing on January 31, 1999 in favor of NationsBank, N.A., with respect to an additional $5.0 million revolving line of credit. The interest rate on outstanding balances, the interest payment dates and the terms of default under the Note Agreement were the same as those provided for in the Credit Facility. The Note Agreement was secured on the same terms as the Credit Facility. The Note Agreement was terminated effective December 7, 1998, when ResortQuest secured additional availability under the Credit Facility. ResortQuest also has entered into discussions with NationsBank, N.A. and certain other lenders to increase the size of the Credit Facility to provide cash for future acquisitions.

     ResortQuest anticipates that its cash flow from operations will provide cash in excess of the Company's normal working capital levels, debt service requirements and planned capital expenditures for the foreseeable future. Total capital expenditures for 1999 are anticipated to be between $3.5 million and $4.0 million, of which approximately $600,000 will be for software development, with the balance going to furniture, fixtures and equipment.

     ResortQuest intends to pursue attractive acquisition opportunities. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses into ResortQuest without substantial costs, delays or other operational or financial problems. Increased competition for acquisition candidates may develop, in which event there may be fewer acquisition opportunities available to ResortQuest, as well as higher acquisition prices. Further, acquisitions involve a number of special risks, including the failure of acquired companies to achieve anticipated results, diversion of management's attention, failure to retain key personnel, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on ResortQuest's business, financial condition and results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Continued)


YEAR 2000 COMPLIANCE

The vacation property management industry uses a complex suite of software. The areas of greatest risk of software failure due to Year 2000 problems are:

     o Property Management Systems (guest services and back-office accounting)
     o   Reservations/Inventory Management
     o Hardware BIOS (the software that runs "beneath" the operating system)
     o   Analysis and/or management reporting  tools
     o   Imbedded  control systems (HVAC, elevator controls, etc.)

     ResortQuest is in the process of evaluating the various components of its operating environment (personal computer workstations and related equipment, network servers, telephone and data communication equipment, point of sale devices, software applications (both third party and internally developed software)), and embedded technology such as micro controllers. ResortQuest expects to complete the analysis, and implement any corrective measures, in early 1999. The Year 2000 project is not expected to delay or supercede other planned IT projects.

     Based upon the information gathered to date, ResortQuest estimates the upper range of the cost of the analysis and subsequent replacement or upgrade of system components, which are not Year 2000 compliant, is approximately $600,000. A significant portion of the total potential expense estimate relates to the cost of replacement of personal computer hardware, servers, and telecommunications equipment. Funding of Year 2000 costs is expected to be provided by cash flows from operations.

     The impact upon ResortQuest by Year 2000 issues is greatest in the areas of property management systems, telecommunications, and financial accounting/reporting. ResortQuest believes that the consequences of Year 2000 issues with respect to the adverse impact upon the Company's results of operations will not be material.

     ResortQuest will have contingency plans in place designed to mitigate the impact of Year 2000 issues. The contingency plan will include items such as: offsite and/or manual reservations/inventory management, property management (guest services, back-office functions, work order administration), financial accounting and reporting, and management reporting. All contingency plans are expected to be developed, tested and implemented by the end of third quarter 1999.

NEWLY ISSUED ACCOUNTING
PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivatives, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity to recognize all derivatives either as assets or liabilities in the statement of financial position and measure those instruments at fair value.

     This statement is effective for all fiscal quarters of fiscal years beginning after September 15, 1999. The adoption of SFAS No. 133 is not anticipated to have a material impact on the financial position or results of operations of ResortQuest.

SEASONALITY AND QUARTERLY FLUCTUATIONS

The business of the operating companies is highly seasonal. The results of operations of each of the operating companies are subject to quarterly fluctuations caused primarily by the seasonal variations in the vacation rental and property management industry, with peak seasons dependent on whether the resort is primarily a summer or winter destination. During 1998, ResortQuest derived approximately 30% of its pro forma revenues and 71.8% of its operating income in the first quarter and 24.4% of its pro forma revenues and 25.7% of its operating income in the third quarter. Although the seasonality of ResortQuest's revenues and earnings may be partially mitigated by the geographic diversity of the Operating Companies and any future acquisitions, there is likely to continue to be a significant seasonal factor with respect to ResortQuest's revenues and earnings.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Continued)


ResortQuest's quarterly results of operations may also be subject to fluctuations as a result of the timing and cost of acquisitions, the timing of real estate sales, changes in relationships with travel providers, extreme weather conditions or other factors affecting leisure travel and the vacation rental and property management industry. Unexpected variations in quarterly results could also adversely affect the price of the Common Stock, which in turn could adversely affect ResortQuest's proposed acquisition strategy.

MARKET RISK

ResortQuest is exposed to market risk, which is defined as a 10% change in prices, through changes in interest rates related to borrowings under the Credit Facility.

INFLATION

Inflation did not have a significant effect on the results of operations of the Operating Companies for 1996, 1997 or 1998.

RISKS ASSOCIATED WITH FORWARD LOOKING
STATEMENTS

This filing contains certain  forward-looking  statements  within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including but not limited to the risks associated with successful integration of the Founding Companies and additional acquired companies, factors affecting internal growth and management of growth, ResortQuest's acquisition strategy and availability of financing, the tour and travel industry, seasonality, quarterly fluctuations and general economic conditions, dependence on technology and travel providers, and other factors discussed in the Registration Statement. Although ResortQuest believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this filing will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by ResortQuest or any other person that the objectives and plans of ResortQuest will be achieved.

PERFORMANCE STATISTICS

                              YEARS ENDED DECEMBER 31,
                            1997          1998     INC/DEC
------------------------------------------------------------------
HAWAII
Lodging revenues (1)      $142,637      $139,814       (2.0)%
------------------------------------------------------------------
Occupancy                     72.5%         72.1%      (0.4)pts
------------------------------------------------------------------
Average daily rate         $104.47       $104.97        0.5%
------------------------------------------------------------------
RevPAU                      $75.78        $75.66       (0.2)%
------------------------------------------------------------------
Total units                  5,145         5,124       (0.4)%
------------------------------------------------------------------

MOUNTAIN
Lodging revenues (1)      $ 28,093       $28,818        2.6%
------------------------------------------------------------------
Occupancy                     35.1%         35.5%       0.4 pts
------------------------------------------------------------------
Average daily rate         $163.89       $161.61       (1.4)%
------------------------------------------------------------------
RevPAU                      $57.46        $57.34       (0.2)%
------------------------------------------------------------------
Total units                  1,544         1,639        6.2%
------------------------------------------------------------------

BEACH
------------------------------------------------------------------
Lodging revenues (1)      $ 39,622       $46,877       18.3%
------------------------------------------------------------------
Occupancy                     55.7%         55.8%       0.1 pts
------------------------------------------------------------------
Average daily rate         $126.73       $140.72       11.0%
------------------------------------------------------------------
RevPAU                      $70.62        $78.52       11.2%
------------------------------------------------------------------
Total units                  2,165         2,334        7.8%
------------------------------------------------------------------

TOTAL
Lodging revenues (1)      $210,352      $215,509        2.5%
------------------------------------------------------------------
Occupancy                     63.1%         62.5%      (0.6)pts
------------------------------------------------------------------
Average daily rate         $113.74       $116.91        2.8%
------------------------------------------------------------------
RevPAU                      $71.74        $73.11        1.9%
------------------------------------------------------------------
Total units                  8,854         9,097        2.7%
------------------------------------------------------------------


(1) Lodging revenues are in thousands and represent the total rental charged to property rental customers. ResortQuest's revenue represents from 3% to over 40% of the lodging revenues based on the services provided by the Company.

(2) The above statistics exclude Houston & O'Leary, The Maury People, Plantation Resort, Abbott Resorts and Columbine units of approximately 130, 1,200, 384, 2,291, and 141 respectively. Also excluded from these statistics are owner use nights and renovation nights which were approximately 12.1% of gross available nights in the twelve months ended December 31, 1998 and 10.2% of gross available nights in the twelve months ended December 31, 1997. For the three months ended December 31, 1998 and 1997, owner use nights and renovation nights were 13.4% and 11.6%, respectively.

CONSOLIDATED BALANCE SHEETS

                                                                                               DECEMBER 31,       DECEMBER 31,
(in thousands, except share amounts)                                                                  1997              1998
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents                                                                       $  1,632          $  23,309
   Trade and other receivables, net of allowance                                                      1,195              3,767
   Receivables from stockholders                                                                          -              5,209
   Deferred income taxes                                                                                  -              1,297
   Other current assets                                                                                 129              2,241
-------------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                             2,956             35,823
Goodwill, net                                                                                             -            130,214
Property and equipment, net                                                                           1,776             16,485
Deferred income taxes                                                                                     -                211
Advances to stockholder                                                                               7,235                  -
Advances to affiliates, net                                                                           1,799                  -
Other assets                                                                                            796              2,187
-------------------------------------------------------------------------------------------------------------------------------
       Total assets                                                                                 $14,562           $184,920
===============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Current maturities of long-term debt                                                           $     421         $    1,209
   Customer deposits, deferred revenues and payable to property owners                                    -             23,208
   Accounts payable and accrued liabilities                                                           6,538             12,420
   Payable to stockholders                                                                                -                813
   Other current liabilities                                                                            585                269
-------------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                        7,544             37,919
Long-term debt, net of current maturities                                                             4,129             37,953
Other long-term obligations                                                                           1,881              1,881
Net liabilities of discontinued operations                                                            1,403                  -
-------------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                               14,957             77,753
-------------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies
Stockholders' equity (deficit)
   Common stock,  $0.01 par value, 50,000,000 shares authorized, 1,708,333 and
     16,891,927 shares outstanding, respectively                                                         17                169
   Additional paid-in capital                                                                            88            135,905
   Excess distributions                                                                                   -            (29,500)
   Retained earnings (accumulated deficit)                                                             (500)               593
-------------------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity (deficit)                                                              (395)           107,167
-------------------------------------------------------------------------------------------------------------------------------
       Total liabilities and stockholders' equity                                                   $14,562           $184,920
===============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

                                                                                                  YEARS ENDED DECEMBER 31,
(in thousands, except share amounts)                                             1996              1997               1998
----------------------------------------------------------------------------------------------------------------------------
Revenues
   Property management fees                                                   $ 7,540           $  8,079           $22,882
   Service fees                                                                 8,442              8,338            13,982
   Other                                                                        3,478              3,137            12,660
----------------------------------------------------------------------------------------------------------------------------
     Total revenues                                                            19,460             19,554            49,524
----------------------------------------------------------------------------------------------------------------------------
Operating expenses
   Direct operating                                                            10,401              8,908            27,330
   General and administrative                                                   5,248              5,081            14,171
   Depreciation and amortization                                                  326                394             3,089
----------------------------------------------------------------------------------------------------------------------------
     Total operating expenses                                                  15,975             14,383            44,590
----------------------------------------------------------------------------------------------------------------------------
Operating income                                                                3,485              5,171             4,934
Other income (expense)
   Interest expense, net                                                         (736)              (763)             (403)
   Other                                                                          394                677                 -
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                      3,143              5,085             4,531
Provision for income taxes                                                          -                  -             1,462
----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                               3,143              5,085             3,069
Income (loss) from discontinued operations                                        455             (1,494)            1,347
----------------------------------------------------------------------------------------------------------------------------
Net income                                                                    $ 3,598           $  3,591          $  4,416
============================================================================================================================
Earnings per share
   Basic
     Continuing operations                                                    $  1.84           $   2.98          $   0.29
     Discontinued operations                                                     0.27              (0.88)             0.13
----------------------------------------------------------------------------------------------------------------------------
     Net income                                                               $  2.11           $   2.10          $   0.42
============================================================================================================================
   Diluted
     Continuing operations                                                    $  1.84           $   2.98          $   0.29
     Discontinued operations                                                     0.27              (0.88)             0.12
----------------------------------------------------------------------------------------------------------------------------
     Net income                                                               $  2.11           $   2.10          $   0.41
============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF PRO FORMA INCOME
(unaudited)


                                                                                                     YEARS ENDED DECEMBER 31,
(in thousands, except share amounts)                                                                 1997                1998
------------------------------------------------------------------------------------------------------------------------------
Revenues
   Property management fees                                                                         $30,990           $35,341
   Service fees                                                                                      11,322            16,236
   Other                                                                                             14,507            17,870
------------------------------------------------------------------------------------------------------------------------------
     Total revenues                                                                                  56,819            69,447
------------------------------------------------------------------------------------------------------------------------------
Operating expenses
   Direct operating                                                                                  27,680            35,627
   General and administrative                                                                        12,383            17,084
   Depreciation and amortization                                                                      3,921             4,581
------------------------------------------------------------------------------------------------------------------------------
     Total operating expenses                                                                        43,984            57,292
------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                                     12,835            12,155
Other income (expense)
   Interest expense, net                                                                                276               (78)
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                                           13,111            12,077
Provision for income taxes                                                                            6,203             5,724
------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                         $  6,908          $  6,353
==============================================================================================================================
Earnings per share
   Basic                                                                                           $   0.43          $   0.39
==============================================================================================================================
   Diluted                                                                                         $   0.43          $   0.39
==============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                     RETAINED
                                                                      ADDITIONAL                     EARNINGS
                                                   COMMON STOCK          PAID-IN         EXCESS  (ACCUMULATED
(in thousands, except share amounts)         SHARES      AMOUNT          CAPITAL  DISTRIBUTIONS       DEFICIT)         TOTAL
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                 1,708,333      $  17       $       88     $        -      $   (500)       $   (395)
   Net income                                      -          -                -              -         3,598           3,598
   Distributions                                   -          -                -              -        (3,598)         (3,598)
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                 1,708,333         17               88              -          (500)           (395)
   Net income                                      -          -                -              -         3,591           3,591
   Distributions                                   -          -                -              -        (3,591)         (3,591)
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                 1,708,333         17               88              -          (500)           (395)
   Net income                                      -          -                -              -         4,416           4,416
   Initial public offering                 6,670,000         67           59,954              -             -          60,021
   Distributions to stockholders                   -          -                -        (29,500)       (3,198)        (32,698)
   Stock issued in connection with
     Combinations                          7,545,953         75           68,620              -             -          68,695
     Post-IPO acquisitions                   967,641         10            7,243              -          (125)          7,128
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                16,891,927       $169         $135,905       $(29,500)     $    593        $107,167
==============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                                      YEARS ENDED DECEMBER 31,

(in thousands)                                                                      1996              1997               1998
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net income                                                                    $  3,598          $  3,591          $  4,416
   (Income) loss from discontinued operations                                        (455)            1,494            (1,347)
------------------------------------------------------------------------------------------------------------------------------
     Income from continuing operations                                              3,143             5,085             3,069
   Adjustments to reconcile income from continuing operations to net cash provided by operating activities
       Depreciation and amortization                                                  326               394             3,089
       Changes in operating assets and liabilities
         Trade and other receivables                                                 (236)              253             1,598
         Accounts payable and accrued liabilities                                     258               918            (2,542)
         Customer deposits, deferred revenue and payable to property owners             -                 -             9,325
         Deferred income taxes                                                          -                 -               503
         Other                                                                       (557)             (710)           (2,280)
------------------------------------------------------------------------------------------------------------------------------
           Cash provided by continuing operations                                   2,934             5,940            12,762
Cash flows used in discontinued operations                                           (253)              (17)              (56)
------------------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                                2,681             5,923            12,706
------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
   Cash portion of acquisitions, net                                                    -                 -           (35,518)
   Purchases of property and equipment                                                  -               (56)           (4,002)
   Other                                                                              304               402                 -
------------------------------------------------------------------------------------------------------------------------------
           Net cash provided by (used in) investing activities                        304               346           (39,520)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
   Net proceeds from public stock issuance                                              -                 -            60,021
   Distributions to stockholders                                                   (3,098)           (3,591)          (32,698)
   Net credit facility borrowings                                                       -                 -            32,000
   Payment of other long-term obligations                                          (1,160)             (563)           (9,592)
   Other                                                                            2,326            (2,601)           (1,240)
------------------------------------------------------------------------------------------------------------------------------
           Net cash (used in) provided by financing activities                     (1,932)           (6,755)           48,491
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                1,053              (486)           21,677
Cash and cash equivalents, beginning of period                                      1,065             2,118             1,632
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                         $  2,118          $  1,632           $23,309
==============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATE FINANCIAL STATEMENTS
DECEMBER 31, 1998



NOTE 1 - BASIS OF PRESENTATION

FORMATION

ResortQuest International, Inc. (a Delaware Corporation, "ResortQuest" or the "Company"), formerly known as Vacation Properties International, Inc., was formed to create the first national branded provider of vacation condominium and home rentals and management in premier destination resorts. Effective with the closing of ResortQuest's initial public offering on May 26, 1998 (the "IPO"), the Company acquired 12 vacation rental and property management companies (Hotel Corporation of the Pacific, Inc. ("Aston"), Brindley & Brindley Realty, Inc. and B&B on the Beach, Inc., Coastal Resorts Management, Inc., and Coastal Resorts Realty, L.L.C., Collection of Fine Properties, Inc., Houston and O'Leary
Company, Maui Condo & Home Realty, Inc., The Maury People, Inc., Howey Acquisition, Inc. and Priscilla Murphy Realty, Inc., Resort Property Management, Inc., Telluride Resort Accommodations, Inc., Trupp-Hodnett Enterprises, Inc. and THE Management Company, and Whistler Chalets Limited) and one leading vacation rental and property management software company (First Resort Software, Inc. ("First Resort")) (collectively, the "Founding Companies") (the "Combinations"). However, for accounting and reporting purposes, Aston was identified as the accounting acquiror and the remaining Founding Companies along with ResortQuest were accounted for under the purchase method of accounting.

     Accordingly, the historical consolidated financial statements include the financial results of Aston prior to the Combinations and the IPO, and include the combined balances and transactions of ResortQuest and the Founding Companies only since May 26, 1998. Comparability of actual results for all actual periods presented may be misleading and are not necessarily indicative of the results of the combined operations.

PRO FORMA  FINANCIAL  INFORMATION

To provide better comparability, the consolidated statements of pro forma income include the financial results of ResortQuest and the Founding Companies as if the Combinations had occurred on January 1, 1997. The consolidated statements of pro forma income include the effects of: (i) the Combinations; (ii) the proceeds from the issuance of 6,670,000 shares of ResortQuest Common Stock, a portion of which was used to pay the cash portion of the purchase price for the Founding Companies, to pay IPO transaction costs, and to repay debt assumed in the Combinations; (iii) certain adjustments to salaries, bonuses, and benefits to former owners and key management of the Founding Companies effective with the IPO; (iv) reversal of compensation expense in the three months ended March 31, 1998, relating to the non-recurring, non-cash compensation charge of $5.6 million related to Common Stock issued to management; (v) provision for income taxes as if pro forma income was subject to federal, state or provincial income taxes and that goodwill was not deductible for income tax purposes during the periods presented; (vi) amortization of goodwill resulting from the Combinations; and (vii) excludes income (loss) from discontinued operations.

POST-IPO ACQUISITIONS

Since the IPO, ResortQuest has completed five acquisitions: Goldpoint, located in Breckenridge, Colorado, effective July 31, 1998; Plantation Resort Management, Inc. ("Plantation Resort") located in Gulf Shores, Alabama, effective August 31, 1998; Whistler Exclusive Properties, Ltd. ("Whistler Exclusive") located in Whistler, British Columbia, Canada, effective September 3, 1998; Abbott Realty Services, Inc. ("Abbott Resorts") located in Destin, Florida, effective September 30, 1998; and Columbine Management & Real Estate ("Columbine") located in Dillon, Colorado, effective December 1, 1998 (collectively "Post-IPO Acquisitions").

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Goldpoint, Whistler Exclusive, Abbott Resorts and Columbine were accounted for under the purchase method of accounting, accordingly the results of operations have been included since the respective date of acquisition. The acquisition of Plantation Resort was accounted for as a pooling of interests; however, due to the fact that the impact of the acquisition of Plantation Resort is not deemed material to the financial statements of ResortQuest taken as a whole, the historical financial statements of ResortQuest have not been restated to include the effect of Plantation Resort.

     Nonrecurring acquisition costs incurred in connection with the Plantation Resort transaction totaled approximately $134,000 and, in accordance with Accounting Principles Bulletin Opinion No. 16, have been included as an expense in the statement of income for 1998.

     The acquisition of Abbott Resorts is considered significant to ResortQuest for financial reporting purposes. ResortQuest paid $40.0 million in total consideration to the prior stockholders of Abbott Resorts ($26.5 million in cash, $6.6 million in Common Stock, and $6.8 million in assumed debt). The purchase price was allocated to tangible assets and liabilities with the remaining $32.2 million to goodwill. The consolidated results of operations on a pro forma basis as though Abbott Resorts had been acquired on January 1, 1997, including the pro forma impacts of the Founding Companies and the IPO, are presented below. The pro forma information presented below includes reductions in salaries that owners of Abbott Resorts agreed to in conjunction with the acquisitions discussed above. The remaining Post-IPO Acquisitions are not considered significant to ResortQuest for financial reporting purposes and, therefore, have not been included in the following pro forma presentation. The unaudited pro forma results of operations for the years ended December 31, 1997 and 1998 are not necessarily indicative of the results to be expected for the full year.

                                                    YEARS ENDED DECEMBER 31,
(in thousands, except share amounts)                 1997             1998
----------------------------------------------------------------------------
Revenue                                            $83,167         $94,946
============================================================================
Net income                                        $  6,957        $  7,955
============================================================================
Earnings per share
   Basic                                          $   0.42        $   0.48
============================================================================
   Diluted                                        $   0.42        $   0.47
============================================================================

NOTE 2 - SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

REVENUE RECOGNITION
Property Management Fees

At December 31, 1998, ResortQuest has entered into 11,913 exclusive and 1,330 non-exclusive rental and management agreements with owners of condominium and homes in 21 resort locations throughout North America. The exclusive agreements entitle ResortQuest to receive a fee for renting and maintaining these properties. ResortQuest requires certain minimum deposits, as reservations are booked. These deposits are non-refundable and recorded as a component of customer deposits, deferred revenue and payable to owners, along with remaining rental prepayments. ResortQuest recognizes revenue from property rental and management fees ratably over the term of guest stays. ResortQuest records revenue for cancellations upon occurrence.

SERVICE FEES

ResortQuest internally provides or arranges through third parties other services for property owners or guests. Other services include reservation, housekeeping, long-distance telephone, ski rentals, lift tickets, beach equipment and pool cleaning. Internally provided services are recognized as service fee revenue when the service is provided. Services provided by third parties are generally billed directly to property owners and are not included in the accompanying consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


Other

ResortQuest recognizes other revenues related to real estate broker commission, food & beverage sales and First Resort software and maintenance sales. ResortQuest has real estate broker sales operations in the following locations:
Aspen, Colorado; Bethany Beach, Delaware; Islands of Captiva and Sanibel, Fort Myers, Fort Walton Beaches and Destin, Florida; the Outer Banks, North Carolina; St. Simons, Georgia; Gulf Shores, Alabama; and the Island of Nantucket, Massachusetts. ResortQuest recognizes revenues on real estate sales when such transactions are complete and such revenue is recorded net of the related agent commission amount. ResortQuest also manages food & beverage outlets in connection with the management of larger condominium complexes, primarily in Hawaii and Florida. First Resort sells a fully integrated software package specifically designed for the property rental business, along with ongoing service contracts. First Resort recognizes software and maintenance revenues when the systems are installed and ratably over the service period, respectively. Other revenues were as follows:

                                    YEARS ENDED DECEMBER 31,
(in thousands)                1996        1997         1998
------------------------------------------------------------
Real estate brokerage
   commissions, net          $    -     $     -     $ 4,858
Food & beverage               2,185       2,271       2,265
Software sales and  service       -           -       1,954
Other                         1,293         866       3,583
------------------------------------------------------------
                             $3,478      $3,137     $12,660
============================================================



DIRECT OPERATING EXPENSES

Direct operating expenses include expenses related to housekeeping, maintenance, reservations, marketing and advertising, and other costs associated with rental and management. Direct operating expenses also include food & beverage cost of sales and operating expenses as follows:

                                     YEARS ENDED DECEMBER 31,
(in thousands)                 1996        1997         1998
-------------------------------------------------------------
Rental and management       $ 8,289      $6,956      $25,096
Food & beverage               2,112       1,952        2,234
-------------------------------------------------------------
                            $10,401      $8,908      $27,330
=============================================================

GOODWILL

Goodwill is the excess of the purchase price over fair value of identified net assets acquired in business combinations accounted for as purchases. Goodwill is being amortized on a straight-line basis over 40 years, other than that associated with the acquisition of First Resort, which is amortized over 15 years, representing the approximate remaining useful life of acquired intangible assets. ResortQuest recognized $1.8 million of goodwill amortization in 1998. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," subsequent to an acquisition, ResortQuest continually evaluates whether later events and circumstances have occurred that indicate the remaining net book value may warrant revision or may not be recoverable. When factors indicate that the net book value should be evaluated for possible impairment, the Company uses an estimate of the related business' undiscounted cash flows, in measuring whether such long-lived assets are recoverable.

INCOME TAXES

Prior to the IPO, Aston had elected S Corporation status as defined by the Internal Revenue Code and state tax statutes. Under S Corporation status, the former stockholders report their share of ResortQuest's taxable earnings or losses in their personal tax returns for the periods prior to the Combinations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


     In  conjunction  with  the  Combinations,  the  Company  changed  from an S
Corporation to a C Corporation for federal and state income tax reporting purposes, which requires ResortQuest to recognize the tax consequences of operations in its statements of income. The unaudited statements of pro forma income reflect the estimated impact of recognizing income tax expenses as if ResortQuest had been a C Corporation for tax reporting purposes for the years ended December 31, 1997 and 1998.

     Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets, including net operating loss carryforwards, and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the new rate is enacted.

CASH AND CASH EQUIVALENTS

For the purposes of the balance sheets and statements of cash flows, ResortQuest considers all investments with original maturities of three months or less to be cash equivalents. At December 31, 1998, cash and cash equivalents include $13.7 million of cash held in escrow for prepaid rentals and pending real estate sales transactions.

INVENTORIES

Inventories consist primarily of food and beverage items and are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost or, in the case of equipment acquired under capital leases, the present value of future lease payments. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the lease terms. Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statements of income.

FINANCIAL INSTRUMENTS

The carrying values of all financial instruments approximate their estimated fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF RISK

Prior to the Combinations, ResortQuest's operations were exclusively located in the state of Hawaii and were subject to negative events that affect travel patterns of visitors. After considering the pro forma impact of the Combinations and Abbott Resorts, Hawaii only accounts for 23% of total revenues and 40% of operating income of ResortQuest.

NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivatives, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives either as assets or liabilities in the statement of financial position and measure those instruments at fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


     This statement is effective for all fiscal quarters of fiscal years beginning after September 15, 1999. The adoption of SFAS No. 133 is not anticipated to have a material impact on the financial position or results of operations of ResortQuest.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with the 1998 presentation.

NOTE 3 - NOTE RECEIVABLE FROM STOCKHOLDER

In connection with the Combinations, Aston formalized its receivable resulting from cash advances to its primary stockholder with a $4.0 million promissory note (the "Note"). The Note bears interest at one-half of one percent below prime rate of interest, but not less than six percent and not more than 10 percent. Payments under the Note are interest only, due and payable every January and July 1st. The Note is due on demand with 180 days notice at any time through May 26, 1999. If payment is not requested within the notice period, the Note becomes due and payable on May 25, 2008.

     Prior to the Combinations, advances were made to Aston affiliated companies and principal stockholder. Advances to affiliates represent advances to companies controlled by Aston's principal stockholder. The advances had no scheduled repayment, and Aston suspended the accrual of interest. In 1996, one affiliate made a $2.0 million repayment, $112,500 of which was recognized as previously unrecorded interest. The remaining receivable balance was guaranteed by Aston's principal stockholder and was repaid during 1998. Advances to Aston's principal stockholder were primarily utilized relative to the stockholder's investment in two hotels managed by the Company. The advances are not collateralized, are non-interest bearing and have no scheduled repayments. The stockholder made payments of approximately $1.5 million on these advances prior to the Combinations.

NOTE 4 - DISCONTINUED OPERATIONS

ResortQuest has decided that they will no longer continue to enter into leasing arrangements for lodging facilities. Accordingly, for all periods presented in the accompanying financial statements, the financial position, results of operations and cash flows of the leased assets are reflected as discontinued operations. Concurrent with the Combinations, Aston assigned such leases to AST Holdings, Inc., a corporation owned by Aston's principal stockholder. On May 27, 1998, ResortQuest entered into a contract with AST Holdings to manage these facilities for a fee.

Net assets (liabilities) of discontinued operations were as follows:

                                                DECEMBER 31,
(in thousands)                                         1997
------------------------------------------------------------
Current assets                                      $ 2,955
Advances to affiliates                                    1
Other assets                                            193
Property and equipment                                  197
------------------------------------------------------------
   Total assets                                       3,346
Current liabilities                                  (4,119)
Capital lease obligations                               (53)
Other long-term obligations                            (577)
------------------------------------------------------------
   Net liabilities of discontinued operations       $(1,403)
============================================================

Income (loss) from discontinued operations are as follows:

                                             YEARS ENDED DECEMBER 31,
(in thousands)                            1996        1997      1998
---------------------------------------------------------------------
Revenue                                $29,945     $30,848   $14,304
Operating expenses                      22,833      24,826    10,120
General and administrative expense       6,631       7,317     2,839
---------------------------------------------------------------------
   Operating income (loss)                 481      (1,295)    1,345
Other (expense) income                     (26)        (33)        2
---------------------------------------------------------------------
Net income (loss) from
   discontinued operations             $   455     $(1,328)  $ 1,347
=====================================================================

         In addition to the loss from discontinued operations, ResortQuest's operating results for the year ended December 31, 1997 include a charge of $166,000 for an expected loss resulting from the disposal of discontinued operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


NOTE 5 - SUPPLEMENTAL FINANCIAL INFORMATION

Trade and other receivables consisted of the following:

                                                   DECEMBER 31,
(in thousands)                              1997          1998
---------------------------------------------------------------
Receivable from managed properties       $   610        $1,073
Other                                        660         2,750
---------------------------------------------------------------
   Total                                   1,270         3,823
Less - Allowance for doubtful accounts       (75)          (56)
---------------------------------------------------------------
                                          $1,195        $3,767
===============================================================

Property and equipment consisted of the following:

                                    ESTIMATED
                                   USEFUL LIFE                DECEMBER 31,
(in thousands)                      IN YEARS       1997            1998
--------------------------------------------------------------------------
Land and improvements                            $      -        $  3,448
Building and improvements             15-30             -           4,929
Furniture, fixtures and
   equipment                           3-10           938           8,351
Leased property                        3-7          2,396           2,347
--------------------------------------------------------------------------
                                                    3,334          19,075

Less - accumulated depreciation
   and amortization                                (1,558)         (2,590)
--------------------------------------------------------------------------
                                                   $1,776         $16,485
==========================================================================

Accounts payable and accrued liabilities consisted of the following:

                                                              DECEMBER 31,
(in thousands)                                       1997            1998
--------------------------------------------------------------------------
Accounts payable                                   $3,311         $ 7,090
Accrued payroll                                     1,214             986
Other accrued liabilities                           2,013           4,344
--------------------------------------------------------------------------
                                                   $6,538         $12,420
==========================================================================


Supplemental cash flow information is as follows:

                                                  YEARS ENDED DECEMBER 31,
(in thousands)                                   1996      1997       1998
---------------------------------------------------------------------------
Supplemental disclosure of cash flow
   information
Cash paid for interest                           $556      $628   $    641
---------------------------------------------------------------------------
Cash paid for income taxes                       $  -      $  -   $    721
---------------------------------------------------------------------------
Supplemental disclosure of non-cash flow
   information
Capital lease obligations                        $912      $928   $     83
---------------------------------------------------------------------------
Common stock portion of
     Combinations                                $  -      $  -   $ 68,695
---------------------------------------------------------------------------
Common stock portion of
     Post-IPO Acquisitions                       $  -      $  -   $  7,251
---------------------------------------------------------------------------

NOTE 6 - LONG-TERM DEBT

ResortQuest entered into a credit agreement (the "Credit Agreement") as of May 26, 1998 with NationsBank, N.A. and First Tennessee Bank National Association, with respect to a $30 million revolving line of credit in conjunction with the Credit Facility. On September 30, 1998, the Credit Facility was amended to allow for the ResortQuest acquisition of Abbott Resorts. On December 7, 1998, the Credit Facility was amended for a second time to increase the facility to $55 million and added two additional lenders, Societe Generale and Union Planters Bank, N.A. The Credit Facility may be used for letters of credit not to exceed $2.5 million, acquisitions, capital expenditures, and for general corporate purposes. The Credit Agreement requires ResortQuest to comply with various loan covenants, which include maintenance of certain financial ratios, restrictions on additional indebtedness and restrictions on liens, guarantees, advances, capital expenditures, sale of assets and dividends. Interest on outstanding balances of the Credit Facility is computed at ResortQuest's election, on the basis of either the Prime Rate or the Eurodollar Rate plus a margin ranging from 1.25% to 2.00%, depending on certain financial ratios. Availability fees range from 0.25% to 0.50% per annum depending

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

on certain financial ratios are payable on the unused portion of the Credit Facility. At December 31, 1998, borrowings under the Credit Facility totaled $32.0 million, resulting primarily from the Abbott Resorts acquisition. ResortQuest is paying a margin of 1.75% and availability fees of 0.375%, which resulted in interest expense of approximately $517,000 in 1998. The weighted average interest rate during 1998, based on outstanding ResortQuest Credit Facility borrowings, including the applicable LIBOR spread, was 7.3%. The Credit Facility has a three-year term and is secured by substantially all the assets of ResortQuest and its subsidiaries, including the stock in the Founding Companies and any future material subsidiaries, as defined. ResortQuest, each Founding Company and all other current and future material subsidiaries are required to guarantee repayment of all amounts due under the Credit Facility. At December 31, 1998, ResortQuest was in compliance with applicable loan covenants.

     On September 30, 1998, ResortQuest executed a promissory note (the "Note Agreement") maturing on January 31, 1999 in favor of NationsBank, N.A., with respect to an additional $5.0 million revolving line of credit. The interest rate on outstanding balances, the interest payment dates and the terms of default under the Note Agreement were the same as those provided for in the Credit Facility. The Note Agreement was secured on the same terms as the Credit Facility. The Note Agreement was terminated effective December 7, 1998, when ResortQuest secured additional availability under the Credit Facility. ResortQuest also has entered into discussions with NationsBank, N.A. and certain other lenders to increase the size of the Credit Facility to provide cash for future acquisitions.

At December 31, 1997 and 1998, long-term debt consisted of the following:

                                                                  DECEMBER 31,
(in thousands)                                               1997        1998
------------------------------------------------------------------------------
Credit facility                                            $    -     $32,000
Various notes with banks, secured by certain
   assets, at interest rates ranging from
   7.125% to 9%, due between
   May 1999 through January 2013                                -       5,246
Other notes                                                 2,816         191
Long-term capital lease obligations                         1,734       1,725
------------------------------------------------------------------------------
Total                                                       4,550      39,162
Less - current maturities                                    (421)     (1,209)
------------------------------------------------------------------------------
Total non-current portion                                  $4,129     $37,953
==============================================================================

     Annual maturities of long-term debt are: 1999, $1.2 million; 2000, $1.8 million; 2001, $33.7 million; 2002, $1.6 million; 2003, $402,000; and $407,000 thereafter.

NOTE 7 - OPERATING LEASES

ResortQuest has entered into non-cancelable operating leases for equipment, operating space, office space, hotel properties and individual condominium units within its managed properties. At December 31, 1998, future minimum lease commitments under all non-cancelable operating leases are as follows:

(in thousands)                                  DECEMBER 31,
-------------------------------------------------------------
1999                                                 $1,187
2000                                                    929
2001                                                    857
2002                                                    820
2003                                                    652
Thereafter                                            1,480
-------------------------------------------------------------
                                                     $5,925
============================================================-

NOTES TO CONSOLIDATED FINANCIAL STATEMEMENTS
(Continued)


     Under terms of the leases, ResortQuest is generally required to pay all taxes, insurance and maintenance. Rent expense for the years ended December 31, 1996, 1997, and 1998, aggregated approximately $4.8 million, $5.3 million and $2.4 million, respectively.

     In conjunction with the Combinations and Post-IPO Acquisitions, ResortQuest entered into several lease agreements with certain former owners for the use of office space and facilities. Lease payments made to former owners, who are also stockholders and directors, during 1996, 1997 and 1998 were approximated $114,000, $110,000 and $548,000, respectively.

     As an accommodation to certain of the managed properties, the Company assists in obtaining leases of operating equipment. In some instances, this assistance includes entering into the leases as the technical lessee. The managed properties perform all obligations under the leases, including the making of lease payments and the provision of insurance coverage. ResortQuest remains contingently liable under the leases until completion of the lease terms. Because ResortQuest undertakes the role of a technical lessee simply as an accommodation to the managed properties and because the leased equipment is used only for and by the managed properties, these leases have not been recorded on the Company's books.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

GUARANTEES

Prior to the Combinations, Aston had guaranteed or co-signed debts of its former principal stockholder, which primarily relates to mortgage loans on two hotels managed by Aston. These guarantees were fully collateralized with real estate, cash or cash equivalents, including shares of Common Stock, pledged either to the lenders of such debt or Aston to secure such debt. As of December 31, 1998, the former principal stockholder of Aston has removed all guarantees.

     Certain of Aston's management agreements contain provisions for guaranteed levels of returns to owners. These agreements also contain force majeure clauses to protect the Company from forces or occurrences beyond the control of management. During 1996, 1997 and 1998, ResortQuest made payments in excess of the management fees earned on these guaranteed agreements of $116,000, $327,000 and $840,000, respectively.

ACQUISITION INDEMNIFICATION

Subject to certain limitations, pursuant to the Agreement and Plan of Organization entered into by and between each of the Founding Companies and ResortQuest (each an "Agreement"), the stockholders of the Founding Companies have indemnified ResortQuest against losses, claims, damages, actions, suits, proceedings, demands, assessments, adjustments, costs and expenses as a result of or arising from (i) any breach of the representations and warranties in the Agreement and its schedules and certificates by the stockholders of the Founding Companies, (ii) any breach of any agreement on the part of the stockholders set forth in the Agreement, (iii) any liability under the 1933 Act, the 1934 Act or other federal or state law or regulation arising out of or based upon any untrue statement of a material fact relating solely to the Founding Company or the stockholders and (iv) certain other identified claims or litigation. In addition, pursuant to each Agreement and subject to certain limitations, ResortQuest agreed to indemnify the stockholders against losses, claims, damages, actions, suits, proceedings, demands, assessments, adjustments, costs and expenses incurred by the stockholders as a result of or arising from (i) any breach by ResortQuest or of its representations and warranties in the Agreement and its schedules and certificates, (ii) any breach of any agreement on the part of ResortQuest under this Agreement, (iii) any liability under the 1933 Act, the 1934 Act or other federal or state law or regulation, at common law or otherwise, arising out of or based upon any untrue statement or alleged untrue statement of a material fact relating to ResortQuest or any of the other Founding Companies contained in certain filings with the Securities and Exchange Commission, or (v) the matters described in the schedules to the Agreement relating to guarantees.

     ResortQuest is not aware of any events that have or could have caused any party to such indemnification under any of the Agreements during the periods presented in the accompanying consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


LITIGATION

ResortQuest and its subsidiaries are involved in various legal actions arising in the ordinary course of business. Management does not believe that the outcome of such legal actions will have a materially adverse effect on the Company's consolidated financial position or results of operations.

INSURANCE

ResortQuest carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and a general umbrella policy. The Company has not incurred significant claims or losses on any of its insurance policies during the periods presented in the accompanying financial statements.

BENEFIT PLANS

As of December 31, 1998, ResortQuest had ten 401(k) profit sharing plans, which existed prior to the IPO and the acquisition of the Founding Companies or the Post-IPO Acquisitions. Under the plans currently in place, employees may defer from 1% to 18% of eligible earnings, company matching contributions range from 0% to 50% of the first 4% to 6% of employee contributions, and employee vesting in Company matching contributions varies from immediate vesting in some plans to seven or more years in other plans. Currently, in the aggregate of all plans, there are approximately 1,800 eligible employees covered under the plans and 1,200 active participants. ResortQuest matching contributions to the plans were $107,000, $184,000 and $231,000 in 1996, 1997 and 1998, respectively.

     ResortQuest is currently in the process of establishing a new 401(k) profit sharing plan, which will cover all domestic employees. The new 401(k) plan is expected to be in place in second quarter 1999. Once this plan is in place, all existing plans will be merged into the new 401(k) plan during 1999.

EMPLOYMENT AGREEMENTS

Effective with the Combinations and the Post-IPO Acquisitions, ResortQuest entered into employment agreements with all senior corporate officers and several key employees of the Operating Companies. Among other things, these agreements allow for severance payments and some include acceleration of stock option awards upon a change in control of ResortQuest, as defined under the agreements. The maximum amount of compensation that would be payable under all agreements if a change in control occurred without prior written notice as of December 31, 1998, would be approximately $21.4 million.

NOTE 9 - STOCKHOLDERS' EQUITY

COMMON STOCK

On May 26, 1998, ResortQuest issued an aggregate of 9,254,286 shares of Common Stock in connection with the Combinations (1,708,333 shares to Aston stockholders and 7,545,953 shares to the remaining stockholders involved with the Combinations) and 6,670,000 shares of Common Stock in connection with the IPO. Shares issued in the Offering were sold at a price to the public of $11.00 per share. The net proceeds to ResortQuest from the Offering (after deducting underwriting discounts, commissions and offering expenses) were approximately $60.0 million. Subsequent to the IPO, ResortQuest issued 967,641 shares of Common Stock in connection with the Post-IPO Acquisitions (191,939 shares to Plantation Resort stockholders, 757,040 shares to Abbott Resorts stockholders and 18,662 shares to Columbine stockholders). As of December 31, 1998,
ResortQuest had 16,891,927 shares of Common Stock issued and outstanding (13,757,297 shares of Common Stock and 3,134,630 shares of restricted Common Stock). The Common Stock and restricted Common Stock are identical except that the holders of restricted Common Stock are only entitled to one-half of one vote for each share on all matters.

     On June 25, 1998, ResortQuest registered 3.0 million shares of Common Stock with the Securities and Exchange Commission ("SEC") pursuant to a shelf registration statement ("Shelf").

Common Stock registered under the Shelf is to be used primarily for future acquisitions. Subsequently, the Shelf was re-filed with the SEC to include the pro forma impact of the Abbott acquisition, which was again deemed effective on November 6, 1998. At December 31, 1998, 967,641 shares covered by the Shelf have been issued in connection with the Post-IPO Acquisitions.

PREFERRED STOCK

ResortQuest's authorized capital includes 10.0 million shares of undesignated preferred stock with a $0.01 par value.

NOTE 10 - STOCK OPTIONS

In March 1998, ResortQuest's Board of Directors and stockholders approved the Company's 1998 Long-Term Incentive Plan ("Incentive Plan"). The options vest annually and ratably over a four-year period from the date of grant and expire ten years after the grant date. ResortQuest has reserved 2,027,031 shares of Common Stock for use in connection with the 1998 Long-Term Incentive Plan. In connection with the IPO, options in the form of non-qualified stock options to purchase a total of 1,695,000 shares of Common Stock of the Company at $11.00 per share were granted to management of the Founding Companies, corporate management, certain stockholders, and non-employee directors. Subsequent to the IPO, 179,351 non-qualified stock options have been granted to new employees at the then ResortQuest Common Stock market value (ranging from $8.94 to $16.81). The Incentive Plan also provides for the issuance of stock appreciation rights, restricted or deferred stock, dividend equivalents, bonus shares and awards in lieu of Company obligations to pay cash compensation, non-employee directors' deferred shares, or other awards. The value of the options is based in whole or in part upon the value of the Common Stock.

     ResortQuest applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized in the consolidated statements of income for the Incentive Plan. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," ResortQuest has estimated the fair value of each option grant using the Black-Scholes option-pricing model. Had compensation cost for awards under the Plan been determined based on the fair value at the grant dates, ResortQuest's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share amounts)              1996      1997     1998
--------------------------------------------------------------------------------
Net income
   As reported                                       $3,598    $3,591    $4,416
   Pro forma                                          3,598     3,591     3,740
Basic earnings per share
   As reported                                       $ 2.11    $ 2.10    $ 0.42
   Pro forma                                           2.11      2.10      0.36
Diluted earnings per share
   As reported                                       $ 2.11    $ 2.10    $ 0.41
   Pro forma                                           2.11      2.10      0.35

A summary of ResortQuest's stock option transactions, from May 26, 1998 through December 31, 1998, is as follows:

                                                            OPTIONS OUTSTANDING
--------------------------------------------------------------------------------
                                              Weighted                    Common
                                               average                     stock
                                              exercise                 available
                                                 price      Number     for grant
--------------------------------------------------------------------------------
IPO - May 26, 1998                                n/a            -    1,910,914
Increased availability common
  stock issued during the year                    n/a            -      116,117
Options granted                                $10.90    1,874,351   (1,874,351)
--------------------------------------------------------------------------------
Balance-- December 31, 1998                    $10.90    1,874,351      152,680
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)



The $4.13 weighted average fair value of options granted by ResortQuest during 1998 was based on the Black-Scholes option-pricing model. Assumptions included an average risk-free interest rate of 5.5%; an average expected life of 2.6 years; a volatility factor of 54.6%; and no dividends. At December 31, 1998, there were 1,874,351 options outstanding with an exercise price that ranges from $8.94 to $16.81 and an average weighted exercise price of $10.90 and a weighted average remaining contractual life of 9.5 years.

NOTE 11 - INCOME TAXES

Income tax expense attributable to income from continuing operations for the year ended December 31, 1998 consisted of the following:

(in thousands)                                        1998
-----------------------------------------------------------
Current
   Federal                                          $  853
   State                                               106
Deferred
   Federal                                             448
   State                                                55
-----------------------------------------------------------
Total                                               $1,462
===========================================================

     The difference between the statutory federal income tax rate and the effective income tax rate expressed as a percentage of income from continuing operations before income taxes for the year ended December 31, 1998 is as follows:

                                                     1998
-----------------------------------------------------------
Federal statutory rate                                34.0%
State income taxes, net of federal benefit             4.2
Goodwill and other permanent items                    44.9
Pre-IPO earnings not taxable                         (50.8)
-----------------------------------------------------------
Effective income tax rate                             32.3%
-----------------------------------------------------------

     As a result of the Combinations and the Post-IPO Acquisitions, the allocation of the purchase price to the assets and liabilities for financial reporting purposes significantly exceeds the tax basis carried over from the predecessor entities. Accordingly, the acquisitions created significant nondeductible goodwill and other temporary differences. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 1998 are as follows:

(in thousands)                                        1998
-----------------------------------------------------------
Deferred tax assets
   Claims and other reserves                       $   977
   Section 481 adjustment: Cash to accrual             671
   State net operating losses                          310
   Other                                                45
-----------------------------------------------------------
     Total deferred tax assets                       2,003
-----------------------------------------------------------
Deferred tax liabilities
   Basis difference on fixed assets                   (342)
   Other                                              (153)
-----------------------------------------------------------
     Total deferred tax liabilities                   (495)
-----------------------------------------------------------
                                                    $1,508
===========================================================


NOTE 12 - EARNINGS PER SHARE

ACTUAL RESULTS

Earnings per share included in the consolidated statements of income includes Aston's results of operations under its historical capital and income tax structure for all periods prior to the Combinations, and the combined balances and transactions of ResortQuest and the Founding Companies since May 26, 1998. The shares outstanding for Aston through May 25, 1998, and the shares outstanding for ResortQuest from May 26, 1998 through December 31, 1998, were used to calculate the 1998 weighted

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


average shares outstanding. The following table reflects ResortQuest's weighted average common shares outstanding and the impact of its primary common share equivalents.

                                                       YEARS ENDED DECEMBER 31,
                                                   1996        1997       1998
--------------------------------------------------------------------------------
Basic weighted average
   common shares outstanding                  1,708,333    1,708,333  10,529,189
Effect of dilutive securities -
   stock options                                      -            -     139,421
--------------------------------------------------------------------------------
Diluted weighted average
   common shares outstanding                  1,708,333    1,708,333  10,668,610
================================================================================

PRO FORMA RESULTS

Pro forma earnings per share included in the consolidated statements of pro forma income is based on pro forma net income after considering the adjustments described in Note 1 - Pro Forma Financial Information. The pro forma weighted average common shares for all periods reflect the issuance of Common Stock in connection with the Combinations, the IPO and to ResortQuest shareholders and management as though such shares were outstanding for the entire periods. In addition, the 1998 periods include the impact of Common Stock issued in connection with the Post-IPO Acquisitions only from their respective acquisition dates. However, the 1998 calculations also include the dilutive impact of options outstanding from May 27, 1998 through December 31, 1998. The following table reflects ResortQuest's pro forma weighted average common shares outstanding and the impact of its primary common share equivalents.

                                                       YEARS ENDED DECEMBER 31,
                                                               1997       1998
--------------------------------------------------------------------------------
Basic weighted average
   common shares outstanding                             15,924,286  16,166,168
Effect of dilutive securities -
   stock options                                                  -      74,182
--------------------------------------------------------------------------------
Diluted weighted average
   common shares outstanding                             15,924,286  16,240,350
--------------------------------------------------------------------------------

NOTE 13 - SEGMENT REPORTING

On January 1, 1998, ResortQuest adopted the provisions of SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." Under SFAS No. 131, ResortQuest has one operating segment, property management, which is managed as one business unit. The accounting policies of this segment are the same as those described in the summary of significant accounting policies. The all other segment includes First Resort and corporate. Approximately 79% of the all other segment assets represents goodwill recorded for First Resort and corporate. The following table presents the revenues, operating income and assets of ResortQuest's reportable segment.

                                                       YEARS ENDED DECEMBER 31,
(in thousands)                                     1996       1997        1998
--------------------------------------------------------------------------------
Revenues
   Property management                           $19,460    $19,554   $ 47,570
   All other                                           -          -      1,954
--------------------------------------------------------------------------------
                                                 $19,460    $19,554   $ 49,524
================================================================================
Operating income
   Property management                           $ 3,485   $  5,171   $  7,226
   All other                                           -          -     (2,292)
--------------------------------------------------------------------------------
                                                 $ 3,485   $  5,171   $  4,934
================================================================================
Assets
   Property management                                      $14,562   $146,584
   All other                                                      -     38,336
--------------------------------------------------------------------------------
                                                            $14,562   $184,920
================================================================================

NOTE 14 - RELATED-PARTY TRANSACTIONS

ResortQuest has unwritten and written consulting and management agreements with certain stockholders and directors of the Founding Companies and Post-IPO Acquisitions. Consulting services include assistance in operations, identifying acquisitions, and involvement in local and governmental affairs. During 1996, 1997 and 1998, the Company incurred $221,000, $232,000 and $287,000, respectively, relative to these consulting arrangements.

     ResortQuest receives sales commissions for selling properties developed by certain companies and partnerships owned or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


co-owned by former owners of the Founding Companies and Post-IPO Acquisitions. These net commissions approximated $1.9 million during 1998 and the Company had approximately $414,000 in receivables at December 31, 1998 from these affiliates.

     ResortQuest entered into numerous transactions with the former owner of Aston ("Former Owner") who is now a director and stockholder of the Company. ResortQuest provides management and centralized services (cooperative sales and marketing, reservations, accounting services and other reimbursements) for four hotels, of which two are owned by the Former Owner and two are managed for an affiliate of the Former Owner. The management fees charged to these hotels approximated $501,000, $506,000 and $1.5 million in 1996, 1997 and 1998, respectively. ResortQuest also paid HCP, Inc., a company that is wholly owned by the Former Owner, $481,000, $476,000 and $158,000 in 1996, 1997 and 1998,
respectively, for sales representation and related accounting services. Beginning in 1997, ResortQuest provides administrative services to AST International LLC, which is controlled by the Former Owner. Related to these services, the Company recognized $272,000 during 1998 and had receivables of $420,000 and $208,000 as of December 31, 1997 and 1998, respectively. ResortQuest also provides certain management and clerical personnel for a development company owned by the Former Owner. During 1996, 1997 and 1998, ResortQuest incurred $125,000, $126,000 and $4,000, respectively, in salaries and benefits costs relative to this development company. In return, ResortQuest receives certain consulting and support services.

     ResortQuest provides various management and consulting services for certain companies and partnerships owned or co-owned by former owners of the Founding
Companies and Post-IPO Acquisitions. During 1998, ResortQuest received approximately $275,000 for these services.

     ResortQuest also manages vacation properties pursuant to its standard management agreement that are owned or co-owned by certain directors and employees of the Company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of ResortQuest International, Inc.:

We have audited the accompanying consolidated balance sheets of ResortQuest International, Inc., (a Delaware corporation) and subsidiaries (the "Company"), as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ResortQuest International, Inc. and subsidiaries, as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                       /s/ Arthur Anderson LLP


Memphis, Tennessee,
   February 25, 1999.

MANAGEMENT'S REPORT ON CONSOLIDATED
FINANCIAL STATEMENTS

ResortQuest International, Inc. ("ResortQuest") is responsible for preparing the consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements present fairly their consolidated financial position, results of operations and cash flows in conformity with generally accepted accounting principles. In preparing its consolidated financial statements, ResortQuest is required to include amounts based on estimates and judgements which it believes are reasonable under the circumstances.

     ResortQuest maintains accounting and other control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing consolidated financial statements and that assets are properly accounted for and safeguarded. Limitations exist in any internal control system, recognizing that the system's cost should not exceed the benefits derived.

     The Board of Directors pursues its responsibility for ResortQuest's consolidated financial statements through its Audit Committee, which is composed solely of directors who are not officers or employees of ResortQuest. The Audit Committee meets from time to time with the independent public accountants and management.


/s/ David C. Sullivan
David C. Sullivan
Chairman of the Board &  Chief Executive Officer



/s/ Jeffery M. Jarvis
Jeffery M. Jarvis
Senior Vice President & Chief Financial Officer

QUARTERLY RESULTS OF OPERATIONS
(unaudited)

                                               FIRST    SECOND     THIRD    FOURTH
(in thousands, except share amounts)         QUARTER   QUARTER  QUARTER    QUARTER
-----------------------------------------------------------------------------------
1998 ACTUAL
Revenues                                       $6,078    $7,858   $16,949  $18,639
Operating income (loss)                         1,882       726     3,125     (799)
Net income (loss) (a)                           1,697       577     1,715     (920)
Basic earnings (loss) per share (b)              0.99      0.08      0.11    (0.05)
Basic weighted average shares outstanding       1,708     7,176    15,993   16,880
Diluted earnings (loss) per share (b)            0.99      0.08      0.11    (0.05)
Diluted weighted average shares outstanding     1,708     7,290    16,181   16,889

1997 ACTUAL
Revenues                                       $5,581    $4,497    $5,170  $ 4,306
Operating income                                2,055       337     1,846      933
Net income (a)                                  1,887       172     1,644    1,382
Basic earnings per share (b)                     1.10      0.10      0.96     0.81
Basic weighted average shares outstanding       1,708     1,708     1,708    1,708
Diluted earnings per share (b)                   1.10      0.10      0.96     0.81
Diluted weighted average shares outstanding     1,708     1,708     1,708    1,708



SELECTED FINANCIAL DATA

                                                           YEARS ENDED DECEMBER 31,
(in thousands)                          1994       1995     1996     1997     1998
------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA
Revenues                              $20,421   $19,048   $19,460  $19,554  $ 49,524
Operating expenses                     12,406    10,550    10,401    8,908    27,330
General and administrative
   expenses, including depreciation
   and amortization                     5,444     5,434     5,574    5,475    17,260
------------------------------------------------------------------------------------
Income from operations                  2,571     3,064     3,485    5,171     4,934
Interest and other expense, net           246       771       342       86       403
Provision for income taxes                  -         -         -        -     1,462
------------------------------------------------------------------------------------
Income from continuing operations     $ 2,325   $ 2,293   $ 3,143  $ 5,085  $  3,069
===================================================================================-
BALANCE SHEET DATA
Total assets                          $ 9,373   $13,904   $12,970  $14,562  $184,920
Long-Term Debt                          2,396     2,133     2,816    4,129    37,953
Stockholders' Equity (deficit)           (395)     (395)     (395)    (395)  107,167

(a) Net income is representative of income from continuing operations and does not include the effects of certain discontinued operations.

(b) The sum of the quarterly amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter while the full year is based on the annual weighted average shares outstanding.

                             CORPORATE INFORMATION

EXECUTIVE OFFICERS

David C. Sullivan
Chairman of the Board and Chief Executive Officer

David L. Levine
President and Chief Operating Officer

Frederick L. Farmer
Senior Vice President and Chief Information Officer

Jeffery M. Jarvis
Senior Vice President and Chief Financial Officer

John K. Lines
Senior Vice President, General Counsel and Secretary

W. Michael Murphy
Senior Vice President and Chief Development Officer

Jules S. Sowder
Senior Vice President and Chief Marketing Officer

CORPORATE OFFICERS

S. Mark Aldy
Vice President, Controller

Park Brady
Regional Vice President

Douglas R. Brindley
Regional Vice President

Gary Keirce
Vice President, Human Resources

Paul Manteris
Vice President, Operations

James S. Olin
Regional Vice President

David K. Selberg
Vice President, Finance

BOARD OF DIRECTORS

David C. Sullivan Chairman of the Board and Chief Executive Officer

David L. Levine President and Chief Operating Officer

William W. Abbott, Jr. Former Vice Chairman, Abbott Realty Services, Inc.

Luis Alonso President, Collection of Fine Properties, Inc.

Elan J. Blutinger Managing Director, Alpine Consolidated II, LLC

Park Brady Former President, Telluride Resort Accommodations and Regional Vice President of ResortQuest

Douglas R. Brindley President, Brindley & Brindley Realty & Development, Inc. and Regional Vice President of ResortQuest

D. Fraser Bullock Managing Director, Alpine Consolidated II, LLC

Paul T. Dobson President, Maui Condominium and Home Realty, Inc.

Sharon Benson Doucette President, The Maury People, Inc.

Joshua M. Freeman Former President and Managing Member, Coastal Resorts Realty, LLC

Evan H. Gull Vice President of Development, First Resort Software, Inc.

Heidi O'Leary Houston President, Houston & O'Leary Company, Inc.

Charles O. Howey Former President, Howey Acquisition, Inc. and Priscilla Murphy Realty, Inc.

J. Patrick McCurdy President, Whistler Chalets, Ltd.

Daniel E. Meehan Former President, Resort Property Management, Inc.

Leonard A. Potter* Managing Director, Alpine Consolidated II, LLC

Michael D. Rose Chairman, Promus Hotel Corporation

Andre S. Tatibouet President, Hotel Corporation of the Pacific, Inc., aka Aston Hotels and Resorts

Hans F. Trupp Chairman, Trupp-Hodnett Enterprises, Inc.

Joseph V. Vittoria Chairman and Chief Executive Officer, Travel Services International, Inc.

Theodore L. Weise President and Chief Executive Officer, Federal Express Corporation

*Advisory Director

EXECUTIVE OFFICES
530 Oak Court Drive, Suite 360
Memphis, Tenn. 38117
Tel: (901) 762-0600
Fax: (901) 762-0678

REGISTRAR AND STOCK TRANSFER AGENT
American Stock Transfer
& Trust Company
40 Wall Street
New York, New York 10005

INDEPENDENT AUDITORS
Arthur Andersen LLP
100 Peabody Place, Suite 1100
Memphis, Tenn. 38103

STOCKHOLDER INQUIRIES

For information about ResortQuest and its subsidiaries, including copies of its annual report on Form 10-K and quarter reports on Form 10-Q, please submit a written request to: Jeffery Jarvis, ResortQuest International, Inc., 530 Oak Court Drive, Suite 360, Memphis,Tenn. 38117.

ANNUAL MEETING DATE

ResortQuest will hold its annual meeting of stockholders on May 13, 1999 at the Embassy Suites, 1022 S. Shady Grove, Memphis, Tenn.

INTERNET

RESORTQUEST.COM is the first nationally branded online booking resource in the vacation rental industry. At RESORTQUEST.COM, investors can obtain an overview of the company's financial condition and operating philosophy.

STOCK LISTING

The company's stock began trading on the New York Stock Exchange on May 20, 1998 under the symbol RZT.

Stock Price

1998              HIGH          LOW
--------------------------------------------
FOURTH QUARTER    14 3/4      6  9/16

THIRD QUARTER     17 1/8      8 13/16

SECOND QUARTER    17 3/4         14

First Quarter        n/a         n/a


FORWARD-LOOKING STATEMENTS

Certain statements in this annual report include "forward-looking statements" within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are qualified by cautionary statements contained herein and in ResortQuest International, Inc. filings with the Securities and Exchange Commission.


                                       41