Form 10-K, Exhibit 13
period 1999-12-31
RESORTQUEST INTERNATIONAL INC
filed 2000-03-30
CIK 1057507

                                                               Exhibit 13-Front

Corporate Profile

ResortQuest International is the first brand name and online booking service (resortquest.com) in vacation condominium and home rentals, sales and property management services, with more than 17,000 properties in premier locations across the United States and in Canada. The company is headquartered in Memphis, Tenn.

Units/Inventory

1997*     5,406
1998*    13,515
1999     17,301

Revenue

1997*     $26.8
1998*     $55.4
1999     $127.9

* 1997-98 numbers restated to include pooling transactions completed.

Travel inspires the mind, rejuvenates the spirit and creates memories that last a lifetime. That's why travel journals are often an important part of vacationing. In them, people record their most memorable travel experiences - thrilling adventures, joy of family, and some of the best times of their lives.

Long after the bags are unpacked, the memories of past vacations motivate us to plan the next getaway. At ResortQuest, we are dedicated to providing once-in-a-lifetime vacation experiences. After all, we want to be a part of every guest's cherished memory - and next vacation.

Letter to Shareholders

If 1998 was a year of beginnings for ResortQuest, 1999 can best be characterized as a year of tremendous growth, as we attained critical mass that allows us to add incremental value for our guests, homeowners, shareholders, operating companies and employees.

         A year and a half ago, ResortQuest reinvented the vacation rental industry by embarking on a strategy to offer vacationers a vast network of high-quality, privately owned condominium and home rentals. In just 18 months, we have grown the company to more than 17,000 premium vacation rentals in 40 of the most desirable, geographically and seasonally diversified resort locations in North America and Hawaii.

         ResortQuest completed 13 acquisitions in 1999, adding more than 4,000 vacation rental units to our inventory. We introduced the ResortQuest brand to several important new markets, including Orlando, Florida, the number one tourist destination in the world, and four popular golf resort destinations--Palm Springs and Palm Desert, California, and Scottsdale and Tucson, Arizona.

         We also increased our penetration in resort destinations where we already had a presence as part of our strategy to be a leader in every market in which we compete. In Colorado, we acquired our second Aspen management company and now are the dominant provider of vacation rental properties and real estate sales in the Aspen and Snowmass Village markets. We also enhanced our presence in Whistler, British Columbia, bringing our market penetration to more than 50% of the area's condominium, townhome and private home rentals.

         Besides Orlando, we added six other locations to our Florida portfolio, which now approximates 5,000 units. Again, this increased penetration affords us significant opportunities for cost savings, operating synergies and cross-selling initiatives.

         This growth produced a revenue increase from $55.4 million in 1998 to $127.9 million in 1999, a growth rate of 130.9%, and an increase in earnings before interest, taxes, depreciation and amortization (EBITDA) from $8.5 million to $20.4 million, a 140.0% increase.

Enhancing our Infrastructure

Our 1999 acquisition pace saw us add one company to the ResortQuest portfolio every 28 days. Since our initial public offering, we have integrated 27 individual companies and categorized 17,000 rental units by quality, condition and amenities, according to standards defined in our proprietary rating system, a system that helps us deliver a consistent, high-quality product to our customers.

Major Strides in Marketing

The strength and integrity of the ResortQuest brand continues to be a major focus for us. To help increase brand awareness and loyalty, we launched a national brand marketing initiative in 1999, which included major, high-profile travel publications and key Internet sites.

         We significantly enhanced our resortquest.com web site with the introduction of online booking capabilities and the launch of virtual tours of our properties--an industry first. Our Internet bookings have grown nearly six-fold since January 1, 1999.

         In August and September, we announced three new strategic alliances to help us maximize our visibility on the Internet. Beginning in 2000, ResortQuest's entire inventory of vacation rentals will be available through VacationSpot.com, the premier vacation lodging directory for Microsoft Expedia. Visitors also will be able to access ResortQuest's inventory through WorldRes.com, an extensive network of Internet-based distribution partners that connects leisure travelers with hotels, inns, resorts and homes around the world.

         Our alliance with Target Travel will allow travelers to create a complete vacation itinerary, pairing ResortQuest vacation rental accommodations with Target Travel's competitively priced, travel-related products, such as airlines, car rentals and other services. We continue to aggressively pursue other partnership opportunities that will allow us to fully utilize the marketing power of the Internet.

Balance Sheet

ResortQuest maintains a conservative capital structure, and several transactions we completed during the year further strengthened our balance sheet. In June, we completed the issuance of $50 million of senior secured notes due June 2004 at a

9.06% interest rate, which not only increased our debt capacity but also introduced alternative funding sources.

     These measures, coupled with our current $50 million Credit Facility, provide us with greater financial flexibility to respond to business opportunities as they arise.

Year 2000

In 2000, we plan to leverage our critical mass, which will allow us to become more efficient and cost effective throughout virtually every area of our company. We intend to take advantage of opportunities for cost savings, operating synergies and cross-selling that simply are not available to smaller organizations, which will enable us to grow more quickly and achieve higher operating margins.

         Our strategy moving forward is to focus primarily on internal growth, which will be enhanced by selected acquisitions in strategically important markets and business-building partnerships with other travel and Internet companies.

         A number of initiatives and programs will help accelerate our internal growth. Enhancements to our financial and operating systems will enable us to streamline our property/inventory management. Improving our inventory tracking capability will allow us to take greater advantage of our extensive database to market even more effectively.

         We also intend to take advantage of what we refer to as "elastic supply." Unlike a hotel, resort or timeshare company, ResortQuest can build inventory without heavy capital investment. We can attract non-affiliated unit owners in our local markets by demonstrating that ResortQuest consistently delivers superior management and returns.

         The ResortQuest brand name, Internet presence, national marketing programs and operating systems represent significant competitive advantages in attracting new local unit owners to our rental programs. As we continue to grow, so does our ability to take advantage of the economies of scale that additional size brings. While we are a market leader in virtually all of our locations, new acquisitions coupled with our ability to sign up additional owners will further increase our market penetration.

         Acquisitions, while important, will play a lesser role for the foreseeable future. Our long-term goal is to be a major presence in every resort region, and we plan to continue to selectively acquire leading management companies in new resort markets. Where appropriate, we also will make acquisitions in current markets we serve to strengthen our market penetration.

         As part of our strategic decision to focus primarily on internal growth, we have changed our management structure to put greater emphasis on hands-on management expertise. In January 2000, James S. Olin was appointed chief operating officer. As president of Abbott Resorts, our largest local management company, and regional vice president of our Florida Gulf Coast Region, Jim had compiled an impressive record. We plan to continue to recruit the best and the brightest from the field as we move the company forward.

Outlook

Looking ahead, we are excited about the future of vacation travel and the trends we see developing. We have a passion for this industry and the talented people who are a part of it. Our strategies to capitalize on these trends remain on target, our concept and our brand have been validated by the consumer, and we have the people and programs in place or under development to take the company into the future. We are confident that the programs we will implement in 2000 will put us on a path of sustainable future growth.

/s/ David C. Sullivan
---------------------
David C. Sullivan
Chairman of the Board

/s/ David L. Levine
---------------------
David L. Levine
President and Chief Executive Officer

Vacation travel preferences are changing and being reshaped, in large part, by the convergence of two inexorable forces: the aging of the baby boom generation and the phenomenal growth of e-commerce.

         According to consumer and leisure travel experts, Yankelovich Partners, aging baby boomers are shifting their priorities from consuming things to consuming experiences, with travel topping the list. They also are looking for alternative lodging choices that give them more space, greater privacy and increased flexibility. And, time-constrained boomers increasingly are looking to the Internet for a quick, easy way to book travel.

         No other company offers more diversified and geographically dispersed vacation rental experiences than ResortQuest, and no other company offers such a comprehensive website - resortquest.com - to respond to the full range of vacation rental needs. This translates into significant benefits and advantages for the company's four most important constituents:

Vacation Homeowners

Owners of more than 17,000 condominium and vacation homes in 40 resorts across the U.S. and in Canada rely on ResortQuest to maximize occupancy and rental fees. As the vacation property management industry's only national brand, ResortQuest has the marketing muscle to impact millions of potential customers that often are beyond the reach of local or regional competitors, through its high-powered web site, resortquest.com, as well as through targeted marketing programs that combine national advertising, direct mail, publicity and promotions.

         In addition, ResortQuest supports a variety of local and regional marketing programs to attract more guests to its units. ResortQuest's broad-based marketing efforts attract renters from around the world, and its local-level service commitment and operational expertise keep them coming back year after year.

         Typically, vacationers like trying new vacation experiences and ResortQuest is ideally positioned to cross-market to its other locations. For example, satisfied vacationers that rent a beach home from ResortQuest are more likely to book a mountain vacation rental from the company because they know they can count on ResortQuest.

         Homeowners also take comfort in knowing that their properties are well-managed and maintained using proven operating systems based on the best practices of ResortQuest's 27 individual operating companies. Operational focus, as always, is local, with a staff that lives in the resort area and understands the market.

         Owners interested in selling can take advantage of ResortQuest's extensive real estate sales network. More than 250 licensed ResortQuest real estate agents with special expertise in resort properties can refer interested, qualified buyers from around the world. In 1999, ResortQuest real estate agents sold homes and condominiums at prices ranging from $150,000 to $12 million.

         ResortQuest vacation homeowners reap the benefits of a national organization with the critical mass to consistently deliver more potential renters and the local, hands-on management to provide better service and support.

Vacationers

ResortQuest offers the broadest variety of vacation experiences in the industry and gives leisure travelers a range of choices no other company can equal. With vacation properties in 40 resort locations--from Orlando, Fla., to Maui, Hawaii and Nantucket, Mass., to Whistler, British Columbia--vacationers can experience a new ResortQuest property every year for four decades without staying at the same location twice. With this kind of breadth, the hardest part about taking a ResortQuest vacation is deciding where to go.

         Another reason vacationers choose ResortQuest is because they have confidence in the company's proprietary rating system that categorizes each vacation residence into one of five levels, based on condition, quality, appearance and amenities. Vacation planners can check a rental unit's rating at RESORTQUEST.COM, the company's state-of-the-art, user-friendly web site, and find other useful details about each property and resort destination, view photographs and floor plans, check rental rates and availability, and take virtual tours. On its web site, the company regularly features special rental values and offers at its properties. Visitors also have the opportunity to reserve discounted air and other travel-related services.

Booking a ResortQuest home or condominium is fast and easy. At resortquest.com, vacationers can select the location and find the exact rental to meet their needs. Once the decision is made, the property can be booked in real time in a matter of seconds. Or, customers can call the company's toll-free reservation number, 877-588-5800, to talk to an experienced, knowledgeable reservation agent.

         Once a vacationer arrives at a ResortQuest destination, he or she knows exactly what to expect. The ResortQuest staff is always available to provide information about the resort and its neighboring attractions. Behind the scenes, they're busy maintaining rental properties to exacting standards.

         ResortQuest continues to gain the acceptance, confidence and trust of vacationers from around the world.

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

Silver

Inviting, pleasing accommodations that are tastefully decorated and feature quality furnishings and contemporary kitchens and baths.

Bronze

Comfortable, pleasant accommodations that provide many of the comforts and conveniences of home.

Local Operating Companies

Although ResortQuest's focus will primarily be on internal growth, the company will continue to grow externally through selective acquisitions of proven operators in new strategic resort locations, and through the addition of companies in specific where ResortQuest already has a presence. The company seeks compatible operators that are leaders in their markets, have strong, local expertise and a desire to grow with an innovative, entrepreneurial organization.

         Local operating companies that already have joined ResortQuest universally cite the company's financial strength, national brand marketing programs and sophisticated operating systems as major advantages.

         In the highly competitive vacation property management industry, skillful marketing and operational expertise separate successful companies from the competition. ResortQuest's marketing initiatives and leading-edge web site give its local operating companies a clear, competitive advantage over other vacation rental organizations. No other company markets as broadly and to a more carefully targeted group of potential renters than ResortQuest.

         Sophisticated software gives local managers a powerful tool to produce superior returns. ResortQuest's First Resort Software company provides software solutions that enable local management to react swiftly to changing demand patterns in order to achieve maximum occupancy and rate for its owners. Efforts are under way to make the software product even more sophisticated and flexible, further distancing ResortQuest operators from local competitors.

         Because of its size and distribution, ResortQuest also brings substantial economies of scale that can produce significant cost savings at the local level in such areas as purchasing and marketing. The company plans to build on its leadership in each market by aggressively recruiting non-affiliated home and condominium owners to its rental pool, and by expanding its management of homeowner associations. This internal growth potential, along with the increasing strength of the ResortQuest brand name and the benefits it brings to owners, are compelling reasons to become affiliated with ResortQuest.

Team Members

ResortQuest offers its team members some of the industry's best benefits and greatest opportunities for personal growth. Because of its national scope, the company can attract quality employees, who have an opportunity to learn and build a career with a growing, entrepreneurial organization.

         The company's size provides increased buying power to upgrade and standardize its benefits programs across the entire organization. Yet, a highly competitive benefits package is just one of the ways the company attracts the best employees in each market.

         Perhaps the greatest benefit Resort-Quest offers its team members is the opportunity for personal growth. The company routinely takes its best people from the field and places them in positions of increasing responsibility within the organization. ResortQuest is committed to providing the training and experience that will enable each team member to reach his or her full potential.

         This strong commitment to training and advancement from within and an entrepreneurial culture that encourages innovation and rewards results are the ingredients that will help the company maintain the best people organization in the industry.

1999 MILESTONES

JANUARY 1999
Introduced resortquest.com, the first branded online booking resource in the vacation rental industry to offer online reservation capabilities.

JANUARY 1999
Acquired property management company in Oregon (Sunriver), expanding presence in Western U.S.

JANUARY 1999
Purchased property management company in Big Sky, Mont.

JANUARY 1999
Entered important Southern California market with acquisition in Palm Desert/Palm Springs.

FEBRUARY 1999
Penetrated Hilton Head Island, S.C. market with acquisition of one of the area's leading property management companies.

FEBRUARY 1999
Entered Scottsdale, Ariz. market with 10th acquisition since initial public offering.

MARCH 1999
Acquired High Country Resorts, in Crested Butte, Colo.

MARCH 1999
Acquired Mountain High Management in Whistler, British Columbia and rolled operations into existing Whistler Chalets.

JUNE 1999
Entered the growing Tucson, Arizona market with 13th acquisition.

JUNE 1999
Acquired Coates Reid & Waldron, the leading real estate and property management company in the Aspen/Snowmass market.

JULY 1999
Entered Lake Erie Islands resort market with the acquisition of the area's premier vacation rental company.

JULY 1999
Announced web site enhancements including virtual tours, more powerful search capability and enhanced lodging information.

JULY 1999
Acquired second property management company in Hilton Head, S.C., doubling ResortQuest's local market share.

AUGUST 1999
Announced partnerships with two leading Internet companies, VacationSpot.com and WorldRes.com, enabling ResortQuest to significantly expand its web presence and reach.

AUGUST 1999
Acquired a high-profile vacation rental and sales company in Orlando, Fla. bringing to 36 the number of resort destinations the brand offers.

AUGUST 1999
Established strategic alliance with Boston-based Target Travel to offer ResortQuest customers discounted airline tickets, car rentals and other travel-related services.

OCTOBER 1999
Acquired a well-established vacation property management and brokerage company in southwest Florida with properties in Bonita Springs, Naples, Ft. Myers Beach and Marco Island.

DECEMBER 1999
David L. Levine elected chief executive officer by the ResortQuest Board of Directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ResortQuest is the leading provider of vacation condominium and home rentals, sales, and rental property management services in premier destination resorts located in the continental United States, Hawaii and Canada. We have developed the first and only branded nationwide network of vacation rental properties, and currently offer more than 17,000 rental properties in 40 premier beach, island, mountain and desert destination locations.

     Our rental properties are generally second homes or investment properties owned by individuals who assign us the responsibility of managing, marketing and renting their properties. We earn management fees as a percentage of the rental income from each property, but have no ownership interest in the properties. In addition to the vacation property management business, we offer real estate brokerage services, and other rental and property owner services and have developed a proprietary vacation rental software package which we utilize internally and have marketed to over 600 vacation property management companies together with related services.

     We provide value-added services to both vacationers and property owners. For vacationers, we offer the value, convenience and features of a condominium or home while providing many of the amenities and services of a hotel. For property owners, we offer a comprehensive package of marketing, management and rental services designed to enhance rental income and profitability while providing services to maintain the property. To increase customer satisfaction, we have developed and implemented a five-tier rating system that, based on condition, quality, appearance and amenities, categorizes each vacation residence in our portfolio into one of five levels: Bronze, Silver, Gold, Platinum and Quest Home.

     We completed our initial public offering on May 26, 1998 ("IPO") and simultaneously acquired 12 vacation rental and property management companies and one vacation property management software company, First Resort Software, Inc. (together the "Founding Companies") (the "Combinations"). Since our IPO, we have acquired an additional 18 vacation rental and property management companies (the "Post-IPO Acquisitions"), increasing properties under management by approximately 68%, expanding our presence into 12 new resort markets and further enhancing our unique national platform.

Index of Financials

13       Management's Discussion and Analysis
23       Consolidated Balance Sheets
24       Consolidated Statements of Income
25       Consolidated Statements of Changes in Stockholders' Equity
26       Consolidated Statements of Cash Flows
27       Notes to Consolidated Financial Statements
38       Report of Independent Public Accountants
38       Management's Report on
         Consolidated Financial Statements
39       Quarterly Results of Operations
39       Selected Financial Data
40       Investor Information
41       Directors and Officers

RESULTS OF OPERATIONS

Our revenues are derived primarily from property rental fees on vacation condominium and home rentals, and service fees from additional services provided to vacationers and property owners. Our operations include the Hawaiian Islands, Mountain, Beach, Desert and Other in 40 resort locations. We receive property rental fees when the properties are rented, which are generally a percentage of the rental price of the vacation property. Rental fees range from approximately 3% to over 40% of rents collected based upon the type of services provided by us to the property owner and the type of rental units managed. Revenues are recognized ratably over the rental period based on our proportionate share of the total rental price of the vacation condominium or home.

     For the year ended December 31, 1999, we recognized $65.8 million of property rental fees, representing 51.4% of total 1999 revenues. Additional services such as reservations, housekeeping, long-distance telephone, ski lift tickets, beach equipment and pool cleaning are charged separately and recorded as service fees revenue. During 1999, we recognized $38.6 million of service fees, representing 30.2% of our total 1999 revenues. The remaining $23.5 million of 1999 revenues are derived from other sources, including the sale and service of vacation rental and property management software, net broker commissions on real estate sales and food & beverage sales.

     Direct operating expenses include direct compensation, telecommunication expenses, housekeeping supplies, printing, marketing and food & beverage costs. Compensation includes salaries, wages, bonuses and benefits for employees involved with the rental or maintenance of the rental units, housekeeping, marketing, reservation and food & beverage facilities. Telecommunication costs result primarily from the cost of toll-free numbers, as well as the cost of telephone service provided by us to property owners in certain markets.

     General and administrative expenses consist primarily of salaries, wages, bonuses and benefits for general managers as well as other non-operational personnel, fees for professional services, rent and other general office expenses.

     Our operating results, including the impact of our acquisitions, are subject to the seasonality of our resort locations. The peak season for the Mountain, Desert and southern Florida operations is the first quarter, and the Beach operations' peak season, other than for southern Florida, is the third quarter.

     For accounting and reporting purposes, Hotel Corporation of the Pacific, Inc. (commonly referred to as Aston Hotels & Resorts), one of our Founding Companies, was identified as the accounting acquiror and the remaining Founding Companies along with ResortQuest were accounted for under the purchase method of accounting. Since the IPO and the Combinations, we have made three acquisitions that have been accounted for under the pooling-of-interests method of accounting and for which our historical financial statements have been restated. Accordingly, our consolidated financial information for the years ended December 31, 1997, 1998 and 1999 includes the results of Aston Hotels & Resorts and the pooling acquisitions for the entire periods presented, includes corporate and the remaining Founding Companies only since May 26, 1998, and includes the remaining Post-IPO Acquisitions since their respective effective dates of acquisition.

RESULTS OF CONTINUING
OPERATIONS--CONSOLIDATED

The following sets forth certain historical consolidated financial data, also stated as a percentage of revenues, for the years ended December 31, 1997, 1998 and 1999.


(in thousands)                               1997               1998               1999

Revenues                               $26,753  100.0%     $55,359 100.0%    $127,912  100.0%

Direct operating expenses               13,635   51.0       31,596  57.1       65,804   51.4

General and administrative expenses      7,092   26.5       15,125  27.3       41,669   32.6

Depreciation and amortization              521    1.9        3,148   5.7        6,909    5.4
                                       ------------------------------------------------------
Operating income                       $ 5,505   20.6%     $ 5,490   9.9%    $ 13,530   10.6%
                                       ------------------------------------------------------


YEAR ENDED DECEMBER 31, 1999
COMPARED TO YEAR ENDED DECEMBER 31, 1998

Revenues

Revenues increased $72.5 million, or 130.9%, from $55.4 million in 1998 to $127.9 million in 1999, primarily due to the annualized revenue impact of the companies acquired in the Combinations and the Post-IPO Acquisitions. Revenues from the 1999 acquisitions for the Mountain, Beach and Desert operations were $6.7 million, $7.5 million and $2.8 million, respectively. We have not made any Post-IPO Acquisitions in Hawaii.

DIRECT OPERATING EXPENSES

Direct operating expenses increased $34.2 million, or 108.2%, from $31.6 million in 1998 to $65.8 million in 1999, primarily due to the annualized expense impact of the companies acquired in the Combinations and the Post-IPO Acquisitions. Direct operating expenses from the 1999 acquisitions for the Mountain, Beach and Desert operations were $3.3 million, $4.0 million and $1.0 million, respectively.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased $26.6 million, or 176.2%, from $15.1 million in 1998 to $41.7 million in 1999, primarily due to the annualized expense impact of the companies acquired in the Combinations, the Post-IPO Acquisitions, incremental public-company expenses, and $3.1 million in unusual expenses. The unusual expenses primarily represent deferred costs for acquisitions we no longer plan to pursue, costs associated with a study to identify alternative funding sources, costs associated with acquisitions during the year that were accounted for under the pooling-of-interests method of accounting, costs associated with a common stock offering that was withdrawn during the year, and a severance accrual for certain members of management. Depreciation and amortization expense increased due to the goodwill impact of acquisitions recorded using the purchase method of accounting. General and administrative expenses, including depreciation and goodwill amortization, from the 1999 acquisitions for the Mountain, Beach and Desert operations were $2.7 million, $1.4 million and $1.2 million, respectively.

YEAR ENDED DECEMBER 31, 1998
COMPARED TO YEAR ENDED DECEMBER 31, 1997

REVENUES

Revenues increased $28.6 million, or 106.7%, from $26.8 million in 1997 to $55.4 million in 1998, primarily due to the revenue impact of the companies acquired in the Combinations and Post-IPO Acquisitions in 1998. Aston Hotels & Resorts' revenues for 1998 were relatively flat as compared to the prior year despite the continued pressures from the troubled Asian inbound market. Revenues from the 1998 acquisitions for the Hawaii, Mountain, Beach and Other operations were $823,000, $5.3 million, $14.5 million and $2.0 million, respectively.

DIRECT OPERATING EXPENSES

Direct operating expenses increased $18.0 million, or 132.4%, from $13.6 million in 1997 to $31.6 million in 1998, primarily due to the expense impact of the companies acquired in the Combinations and Post-IPO Acquisitions in 1998. Aston Hotels & Resorts' direct operating expenses increased $793,000, as compared to the prior year, primarily due to a $513,000 increase in payments made under certain guaranteed contracts. Direct operating expense margins increased 6.1 percentage points, from 51.0% in 1997 to 57.1% in 1998. Direct operating expenses from the 1998 acquisitions for the Hawaii, Mountain, Beach and Other operations were $200,000, $4.5 million, $7.2 million and $1.1 million, respectively.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased $8.0 million, or 112.7%, from $7.1 million in 1997 to $15.1 million in 1998, primarily due to the expense impact of the companies acquired in the Combinations and Post-IPO Acquisitions in 1998 and incremental public-company expenses. Aston Hotels & Resorts' general and administrative expenses for 1998 were relatively flat as compared to the prior year. Depreciation and amortization expense increased due to the goodwill impact of acquisitions recorded using the purchase method of accounting. General and administrative expenses, including depreciation and goodwill amortization, from the 1998 acquisitions for the Hawaii, Mountain, Beach and Other operations were $462,000, $3.0 million, $2.9 million and $3.1 million, respectively.

RESULTS OF CONTINUING
OPERATIONS--REGIONAL

HAWAIIAN ISLANDS

The following table sets forth certain historical combined financial data for our Hawaiian island resorts for the years ended December 31, 1997, 1998 and 1999.


(in thousands)                  1997               1998               1999
Revenues                  $19,554  100.0%     $20,303  100.0%    $22,448  100.0%
Operating expenses         14,383   73.6       15,752   77.6      16,344   72.8
                          ------------------------------------------------------
Operating income          $ 5,171   26.4%     $ 4,551   22.4%    $ 6,104   27.2%
                          ------------------------------------------------------


YEAR ENDED DECEMBER 31, 1999
COMPARED TO YEAR ENDED DECEMBER 31, 1998 - HAWAII

REVENUES

Revenues increased $2.1 million, or 10.3%, from $20.3 million in 1998 to $22.4 million in 1999, primarily due to the acquisition consummated as part of the Combinations. Average daily rate was down 2.6% in 1999 compared to 1998, while revenue per available unit ("RevPAU") was up 2.7% due to increased occupancy.

OPERATING EXPENSES

Operating expenses increased $592,000, or 3.8%, from $15.8 million in 1998 to $16.3 million in 1999, primarily due to the acquisition consummated as part of the Combinations. As a percentage of revenues, operating expenses decreased from 77.6% in 1998 to 72.8% in 1999.

YEAR ENDED DECEMBER 31, 1998
COMPARED TO YEAR ENDED DECEMBER 31, 1997 - HAWAII

REVENUES

Revenues in 1997 include a $677,000 gain from the sale of our interest in a Hawaiian hotel. Excluding this gain, revenues increased $1.4 million, or 7.4%, from $18.9 million in 1997 to $20.3 million in 1998, primarily due to $823,000 of revenues from the acquisition consummated as part of the Combinations, as well as a slight increase in average daily rate that helped maintain RevPAU.

     Hawaii overall was impacted in 1998 by the Northwest Airlines strike during third quarter 1998 and the continued pressures from the troubled Asian inbound market. Northwest Airlines accounted for approximately 15% of airline passenger seats into the Hawaiian Islands. Occupancy rates for the overall Hawaiian market in the third quarter declined compared to the prior year. However, our operations were not as negatively impacted by the Asian crisis as compared to the overall market. About one-third of Hawaii`s visitors are from Asia and seem to prefer Waikiki Beach, which is on the Hawaiian island of Oahu. For several years, Aston Hotels & Resorts shifted most of its business to United States mainland wholesalers and increased its inventory of management contracts on the neighboring islands away from Waikiki Beach.

OPERATING EXPENSES

Operating expenses increased $1.4 million, or 9.7%, from $14.4 million in 1997 to $15.8 million in 1998. As a percentage of revenues, operating expenses increased from 73.6% in 1997 to 77.6% in 1998, primarily due to the Northwest Airlines strike in the third quarter of 1998 and the impact from the acquisition consummated as part of the Combinations.

MOUNTAIN

The following table sets forth certain historical combined financial data for our mountain resorts for the years ended December 31, 1997, 1998 and 1999. The mountain resorts' results of operations include our operations in Aspen, Breckenridge, Crested Butte, Dillon, Snowmass Village and Telluride, Colorado; Big Sky, Montana; Sunriver, Oregon; The Canyons, Deer Valley, and Park City, Utah; and Whistler, British Columbia.


(in thousands)              1997               1998               1999
Revenues              $ 3,314  100.0%    $ 9,012   100.0%    $27,971  100.0%
Operating expenses      3,105   93.7      10,200   113.2      25,127   89.8
                      ------------------------------------------------------
Operating income      $   209    6.3%    $(1,188)  (13.2)%   $ 2,844   10.2%
                      ------------------------------------------------------


YEAR ENDED DECEMBER 31, 1999
COMPARED TO YEAR ENDED DECEMBER 31, 1998 - MOUNTAIN

REVENUES

Revenues increased $19.0 million, or 211.1%, from $9.0 million in 1998 to $28.0 million in 1999, primarily due to $6.7 million in revenues from our Post-IPO mountain resort acquisitions and the annualized impact of the acquisitions consummated as part of the Combinations.

OPERATING EXPENSES

Operating expenses increased $14.9 million, or 146.1%, from $10.2 million in 1998 to $25.1 million in 1999, primarily due to $3.3 million in expenses from our Post-IPO mountain resort acquisitions and the annualized impact of acquisitions consummated as part of the Combinations. As a percentage of revenues, operating expenses decreased from 113.2% in 1998 to 89.8% in 1999, primarily due to the impact of our Post-IPO 1998 mountain resort acquisitions acquired after their peak season.

YEAR ENDED DECEMBER 31, 1998
COMPARED TO YEAR ENDED DECEMBER 31, 1997 - MOUNTAIN

REVENUES

Revenues increased $5.7 million, or 172.7%, from $3.3 million in 1997 to $9.0 million in 1998, primarily due to revenues of $5.3 million from our mountain resort acquisitions consummated as part of the Combinations and a 6.1% increase in total lodging revenues at our mountain properties.

OPERATING EXPENSES

Operating expenses increased $7.1 million, or 229.0%, from $3.1 million in 1997 to $10.2 million in 1998, primarily due to our mountain resort acquisitions consummated as part of the Combinations. As a percentage of revenues, operating expenses increased from 93.7% in 1997 to 113.2% in 1998. Both the increase in operating expenses and operating expenses as a percentage of revenues were primarily due to the impact of the 1998 Post-IPO mountain resort acquisitions acquired after their peak season.

BEACH

The following table sets forth certain historical combined financial data for our beach resorts (excluding Hawaii) for the years ended December 31, 1997, 1998 and 1999. The beach resorts' results of operations include our operations in Bethany Beach, Delaware; Gulf Shores, Alabama; Nantucket, Massachusetts; Outer Banks, North Carolina; Sanibel and Captiva Islands, Orlando, Bonita Springs, Fort Myers, Fort Myers Beach, Navarre Beach, Beaches of South Walton, Okaloosa Island, Fort Walton Beach, Marco Island, Naples and Destin, Florida; St. Simons Island, Georgia; Lake Erie Islands, Ohio; and Hilton Head Island, South Carolina.


(in thousands)              1997                1998               1999
Revenues              $ 3,885  100.0%     $ 23,925  100.0%    $71,077  100.0%
Operating expenses      3,760   96.8        19,671   82.2      57,123   80.4
                      -------------------------------------------------------
Operating income      $   125    3.2%     $  4,254   17.8%    $13,954   19.6%
                      -------------------------------------------------------


YEAR ENDED DECEMBER 31, 1999
COMPARED TO YEAR ENDED DECEMBER 31, 1998 - BEACH

REVENUES

Revenues increased $47.2 million, or 197.5%, from $23.9 million in 1998 to $71.1 million in 1999, primarily due to the annualized impact from the beach resort acquisitions consummated as part of the Combinations and our Post-IPO beach resort acquisitions in 1998. These acquisitions contributed revenue of $59.5 million in 1999 compared to $19.6 million in 1998. Also impacting revenues were the 1999 Post-IPO beach resort acquisitions that contributed $7.5 million of revenues.

OPERATING EXPENSES

Operating expenses increased $37.4 million, or 189.9%, from $19.7 million in 1998 to $57.1 million in 1999, primarily due to the annualized expense impact of the Combinations, the expense impact of the Post-IPO Acquisitions and increased salaries and wages to service the increased units under management contract.

Year Ended December 31, 1998
Compared to Year Ended December 31, 1997 - Beach

REVENUES

Revenues increased $20.0 million, from $3.9 million in 1997 to $23.9 million in 1998. This increase was primarily due to the impact from the acquisitions consummated as part of the Combinations, which contributed revenues of $14.5 million, and the acquisition of Abbott Resorts on September 30, 1998, which contributed revenues of $5.2 million.

OPERATING EXPENSES

Operating expenses increased $15.9 million, or 418.4%, from $3.8 million in 1997 to $19.7 million in 1998. This was primarily due to the impact from the acquisitions consummated as part of the Combinations, which generated operating expenses of $9.9 million, and the acquisition of Abbott Resorts, which generated operating expenses of $5.6 million. As a percentage of revenues, operating expenses decreased from 96.8% in 1997 to 82.2% in 1998.

DESERT

Our desert resort operations represent a new addition to the geographic diversity of our portfolio of vacation opportunities in 1999. The combined results of operations of the desert management companies we acquired in 1999 are included in the current year but are not reflected in the prior years as these acquisitions were accounted for under the purchase method of accounting. The desert resorts' results of operations include our operations in Palm Desert and Palm Springs, California; and Scottsdale and Tucson, Arizona.


(in thousands)                  1999
Revenues                 $ 2,774   100.0%
Operating expenses         2,267    81.7
                         ----------------
Operating income         $   507    18.3%
                         ----------------


OTHER OPERATIONS

The following table sets forth the other combined results of operations for the years ended December 31, 1998 and 1999, which includes First Resort Software and corporate.


(in thousands)                 1998                   1999
Revenues                $  2,119   100.0%     $   3,642    100.0%
Operating expenses         4,246   200.4         13,521    371.3
                        ------------------------------------------
Operating loss          $ (2,127) (100.4)%    $  (9,879)  (271.3)%
                        ------------------------------------------


YEAR ENDED DECEMBER 31, 1999
COMPARED TO YEAR ENDED DECEMBER 31, 1998 - OTHER

REVENUES

Revenues increased $1.5 million, or 71.4%, from $2.1 million in 1998 to $3.6 million in 1999, primarily due to the annualized revenue impact of the acquisition of First Resort Software consummated as part of the Combinations.

OPERATING EXPENSES

Operating expense increased $9.3 million due to the annualized effect of the acquisition of First Resort Software consummated as part of the Combinations, a full year of corporate expenses, year 2000 compliance issue costs and certain unusual expenses and other charges related to pooling transactions, secondary offering costs, deferred acquisition costs, a severance accrual and expenses related to a study we initiated to identify alternative funding sources. Total unusual expenses as described above were approximately $3.1 million.

LIQUIDITY AND CAPITAL RESOURCES

We conduct all of our operations through our operating companies. Accordingly, the primary sources of our liquidity are the cash flows realized from our subsidiaries, borrowings under our amended $50 million Credit Facility, the issuance of $50 million Senior Secured Notes, and the issuance of common stock.

     We generated cash flows from operating activities of $13.4 million in 1999 primarily due to income from continuing operations and $6.9 million of non-cash depreciation and amortization. Cash used in investing activities was approximately $26.1 million in 1999, primarily due to the cash portions of our 1999 acquisitions. In 1999, cash provided by financing activities totaled $26.7 million, which included $49.0 million in net proceeds from our Senior Secured Notes and $24.8 million in net repayments under the Credit Facility.

     At December 31, 1999, we had approximately $40.2 million in cash and cash equivalents, of which $29.1 million represents cash held in escrow. The cash held in escrow is released at varying times in accordance with state regulations, generally based upon the guest stay or, in the case of real estate sales deposits, when the property is sold. At December 31, 1999, we had a working capital deficit of $7.3 million and $38.0 million available under our Credit Facility. We anticipate that our cash flows from operations will provide cash in excess of our normal working capital needs, debt service requirements and planned capital expenditures over the next year. However, future acquisitions and/or other initiatives, depending on their size and the method of financing, may affect our liquidity and capital requirements during that time.

         Total capital expenditures for 2000 are currently anticipated to be between $3.5 million and $4.0 million, of which approximately $1.5 million is expected to be used for software development and systems integration, with the balance being applied to building renovations, furniture, fixtures and equipment.

     In connection with our IPO, common stock held by the Founding Companies' previous owners, the sponsor group partners and senior management became subject to certain transfer restrictions. These restrictions expired between May 20 and May 27, 1999. On May 24, 1999, we announced an anticipated earnings shortfall to analysts' expectations for the second quarter, and we withdrew a planned common stock offering. Had this offering been completed, the transfer restrictions would have been extended. In the proposed offering, we would have offered for sale shares of common stock held by the founding stockholders, as well as additional shares offered for sale by us. The withdrawn offering and the expiration of the transfer restrictions resulted in a significant increase in the number of shares of common stock now publicly tradable and has currently limited our ability to sell shares of our common stock through a secondary public offering.

NOTE RECEIVABLES

In connection with the Combinations, Aston Hotels & Resorts formalized its receivable resulting from cash advances to its primary stockholder with a $4.0 million promissory note. During 1999, we began discussions with the stockholder to restructure the note in order to provide for additional collateral. In conjunction with these discussions, certain accrued management fees and accrued interest of approximately $940,000 were also considered for collateralization. The stockholder agreed to the formation of two separate notes (the "Notes"), one for $4.0 million and one for $940,000. The Notes are collateralized by certain real estate held by the stockholder and bear interest at 1/2% below the prime rate of interest, but not less than 6% and not more than 10%. The $940,000 note, plus accrued interest, is due in two equal installments on December 31, 2000 and July 31, 2001. Interest payments under the $4.0 million note are due every January and July 1st, with the principal being due in full on May 25, 2008. The Notes were formally executed on February 16, 2000.

POST-IPO ACQUISITIONS

Since the IPO, we have completed 18 Post-IPO Acquisitions: Goldpoint Lodging in Breckenridge, Colorado, effective July 15, 1998; Plantation Resort Management, Inc., located in Gulf Shores, Alabama, effective August 31, 1998; Whistler Exclusive Properties, Ltd. in Whistler, British Columbia, Canada, effective September 3, 1998; Abbott Realty Services, Inc. (commonly referred to as "Abbott Resorts") in Destin, Florida, effective September 30, 1998; Columbine Management, Inc. in Dillon, Colorado, effective December 1, 1998; Ridgepine Vacation Rentals, Inc. in Sunriver Oregon, effective January 1, 1999; Cove Realty Management Services, Inc. in Palm Desert, California, effective January 1, 1999; Ryan's Golden Eagle Management Services, Inc. in Big Sky, Montana, effective January 5, 1999; Scottsdale Resort Accommodations, Inc. in Scottsdale, Arizona, effective February 1, 1999; Worthy Rentals, Inc. in Hilton Head Island, South Carolina, effective February 1, 1999; High Country Management, Inc. in Crested Butte, Colorado, effective March 31, 1999; Mountain High Management in Whistler, British Columbia, Canada, effective March 31, 1999; Fischer Villa Management in Tucson, Arizona, effective June 20, 1999; Shoreline Properties, Inc.in Port Clinton (i.e., Lake Erie Islands), Ohio, effective June 15, 1999; Coates, Reid & Waldron, in Aspen, Colorado, effective June 29, 1999; Shoreline Rentals, Inc. in Hilton Head, South Carolina, effective July 18, 1999; Advantage Vacation Homes by Styles, Inc. and Styles Estates, Ltd. in Orlando, Florida, effective August 6, 1999; and Bluebill Vacation Properties, Inc. in Bonita Beach, Florida, effective October 1, 1999. The acquisitions of Plantation Resort, Mountain High, and High Country were accounted for under the pooling-of-interests method of accounting; the remaining Post-IPO Acquisitions were accounted for under the purchase method of accounting.

     Although our strategy moving forward is to focus on internal growth, we intend to continue to pursue selected acquisition opportunities in strategically important markets. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses into our operations without substantial costs, delays or other operational or financial problems. Increased competition for acquisition candidates may develop, in which event there may be fewer acquisition opportunities available to us, as well as higher acquisition prices. Furthermore, acquisitions involve a number of special risks, including the failure of acquired companies to achieve anticipated results, diversion of management's attention, failure to retain key personnel, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets. Some or all of these could have a material adverse effect on our business, financial condition and results of operations.

     The timing, size or success of any acquisition effort and the associated potential capital commitments are unpredictable. We expect to fund future acquisitions primarily through a combination of cash flows from operations, borrowings under our Credit Facility, other debt fundings, and the issuance of common stock. Our ability to fund future acquisitions through borrowings under the Credit Facility may be limited by certain restrictive covenants of the facility, the satisfaction of which may be dependent upon our ability to raise additional equity through either offerings for cash or the issuance of stock as consideration for acquisitions. Our ability to fund acquisitions through issuance of common stock may not be feasible at the current stock price.

CREDIT FACILITIES AND LOAN GUARANTEES

On June 16, 1999, we issued $50 million of 9.06% Senior Secured Notes, due June 2004, in connection with a note purchase agreement. The Senior Secured Notes are secured pari passu to the Credit Facility. The senior note purchase agreement contains loan covenants substantially similar to those of the credit agreement under the Credit Facility and has prepayment restrictions in the form of "make-whole" provisions. Interest is payable semi-annually.

     On June 1, 1999, we executed amendment no. 4 to the Credit Facility agreement to allow for the sharing of credit with the Senior Notes and to reduce the availability under the Credit Facility to $50 million. On April 16, 1999, we executed amendment no. 3 to the credit agreement to allow for the refinancing of existing loans of a subsidiary. The Credit Facility may be used for letters of credit not to exceed $2.5 million in the aggregate, acquisitions, capital expenditures, and for general corporate purposes. The credit agreement requires us to comply with various loan covenants, which include the maintenance of certain financial ratios, restrictions on additional indebtedness and restrictions on liens, guarantees, advances, capital expenditures, sale of assets and dividends. Interest on outstanding balances of the Credit Facility is computed at our election, on the basis of either the Prime Rate or the Eurodollar Rate, as defined, plus a margin ranging from 1.25% to 2.00%, depending on certain financial ratios. Availability fees range from 0.25% to 0.50% per annum depending on certain financial ratios and are payable on the unused portion of the Credit Facility. At December 31, 1999, there were $12 million of outstanding borrowings under the Credit Facility. The Credit Facility has a three-year term expiring May 26, 2001 and is secured pari passu to the Senior Notes by substantially all of our assets, including the stock in the Founding Companies and any future material subsidiaries, as defined. At December 31, 1999, we were in compliance with all credit agreement and senior note purchase agreement loan covenants.

     Certain of Aston Hotel & Resorts' management agreements contain provisions for guaranteed levels of returns to owners. These agreements also contain force majeure clauses to protect us from forces or occurrences beyond the control of management.

YEAR 2000 COMPLIANCE

During 1999, we took steps to ensure that any significant adverse impact from the advent of year 2000 would be averted. These steps included evaluation of property management systems (guest services and back-office accounting);

reservation/inventory management systems; hardware BIOS (software encoded into hardware components that runs "beneath" the operating system); analysis and/or management reporting tools; and various non-IT components' embedded control systems (HVAC, elevator controls, etc.). In addition, we developed contingency plans including items such as offsite and/or manual reservations/inventory management, property management (guest services, back-office functions, work order administration), financial accounting and reporting, and management reporting. The cost of assessment and remediation of our systems and the alternative development of contingency plans was approximately $500,000.

     Upon the arrival of year 2000 we took additional steps to assess all systems and determine the actual impact of year 2000, if any. To date, we have noted no year 2000-related issues which constitute a significant adverse impact upon our systems and processes, and have discovered no issues which may be expected to have a significant adverse impact in the future.

SEASONALITY AND QUARTERLY FLUCTUATIONS
OUR BUSINESS IS HIGHLY SEASONAL. OUR RESULTS OF

operations are subject to quarterly fluctuations caused primarily by the seasonal variations in the vacation rental and property management industry, with peak seasons dependent on whether the resort is primarily a summer or winter destination. Our quarterly results of operations may also be subject to fluctuations as a result of the timing and cost of acquisitions, the timing of real estate sales, changes in relationships with travel providers, extreme weather conditions or other factors affecting leisure travel and the vacation rental and property management industry.

MARKETS

We currently manage condominiums and homes in 40 premier Hawaiian, mountain, beach and desert resort locations throughout the United States and in Canada. The table below sets forth the resort locations at which we manage vacation condominium and home properties and the aggregate number of properties managed in each of the following states at December 31, 1999.


HAWAIIAN RESORTS
Hawaii: Hawaii, Kauai, Maui and Oahu                                       4,659

MOUNTAIN RESORTS
Colorado: Aspen, Breckenridge, Crested Butte, Dillon,
         Snowmass Village and Telluride                                    1,440
British Columbia: Whistler                                                   701
Utah: The Canyons, Deer Valley and Park City                                 366
Montana: Big Sky                                                             217
Oregon: Sunriver                                                             140

BEACH RESORTS
Florida: Beaches of South Walton, Bonita Springs, Captiva Island,
         Destin, Fort Myers, Fort Myers Beach, Marco Island,
         Okaloosa Island, Fort Walton Beach, Orlando, Navarre Beach,
         Naples, and Sanibel Island                                        5,138
Massachusetts: Nantucket                                                   1,200
South Carolina: Hilton Head Island                                           694
Delaware: Bethany Beach                                                      658
North Carolina: Outer Banks                                                  511
Georgia: St. Simons Island                                                   453
Alabama: Gulf Shores                                                         372
Ohio: Lake Erie Islands                                                      169

DESERT RESORTS
California: Palm Desert and Palm Springs                                     299
Arizona: Scottsdale and Tucson                                               284
                                                                          ------
         TOTAL                                                            17,301
                                                                          ------


RISKS ASSOCIATED WITH FORWARD
LOOKING STATEMENTS

This report contains certain forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including but not limited to the risks associated with: successful integration of the Founding Companies and Post-IPO Acquisitions, factors affecting internal growth and management of growth, our acquisition strategy and availability of financing, the travel and tourism industry, seasonality, quarterly fluctuations and general economic conditions, dependence on technology, e-commerce and travel providers. Important factors that could cause actual results to differ materially include, but are not limited to, those listed in our Report on Form 10-K for the year ended December 31, 1999, expected to be filed with the Securities and Exchange Commission on March 30, 2000.

     Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this filing will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the objectives and plans will be achieved.

PERFORMANCE STATISTICS


                                Years Ended December 31,
                                   1998           1999        Variance
------------------------------------------------------------------------
HAWAII
Lodging Revenues (1)            $139,814       $136,788        (2.2)%
Occupancy                           72.1%          76.0%        3.9 pts
ADR                             $ 104.97       $ 102.21        (2.6)%
RevPAU                          $  75.66       $  77.71         2.7 %
Total Units                        5,124          4,659        (9.1)%

MOUNTAIN
Lodging Revenues (1)            $ 34,720       $ 35,128         1.2 %
Occupancy                           35.5%          34.9%       (0.6)pts
ADR                             $ 152.65       $ 160.98         5.5 %
RevPAU                          $  54.24       $  56.19         3.6 %
Total Units                        2,052          1,983        (3.4)%

BEACH
Lodging Revenues (1)            $104,833       $118,685        13.2 %
Occupancy                           54.6%          53.2%       (1.4)pts
ADR                             $ 131.90       $ 139.31         5.6 %
RevPAU                          $  72.01       $  74.04         2.8%
Total Units                        5,009          5,308         6.0 %

TOTAL
Lodging Revenues (1)            $279,367       $290,601         4.0 %
Occupancy                           59.7%          60.4%        0.7 pts
ADR                             $ 118.67       $ 120.66         1.7 %
RevPAU                          $  70.83       $  72.86         2.9 %
Total Units                       12,185         11,950        (1.9)%


(1) Lodging revenues are in thousands and represent the total rental charged to property rental customers. Our revenue represents from 3% to over 40% of the lodging revenues based on the services provided by us.

For better comparability, the above statistics exclude Houston & O'Leary, The Maury People, Bluebill, Columbine, Ridgepine, Ryan's Golden Eagle, Cove Management Services, Worthy Rentals, Scottsdale Resorts Accommodations, Shoreline Properties, Shoreline Rentals, Styles Estates Ltd. and Coates Reid & Waldron. Also excluded from these statistics are owner use nights and renovation nights which were approximately 11.4% and 11.9% of gross available nights, respectively.

RESORTQUEST INTERNATIONAL,INC.
CONSOLIDATED BALANCE SHEETS


                                                                    December 31,  December 31,
(in thousands, except share amounts)                                        1998         1999
----------------------------------------------------------------------------------------------
ASSETS                                                                  (Restated)
Current assets
         Cash and cash equivalents                                      $  26,247    $  40,239
         Trade and other receivables, net of allowance                      3,929        4,394
         Receivables from stockholders                                      5,209        1,956
         Deferred income taxes                                              1,297        1,237
         Other current assets                                               2,276        5,720
----------------------------------------------------------------------------------------------
         Total current assets                                              38,958       53,546
Goodwill, net                                                             130,214      175,167
Property and equipment, net                                                16,649       20,885
Deferred income taxes                                                         211         --
Note receivables from stockholder                                            --          4,470
Other assets                                                                2,187        3,607
----------------------------------------------------------------------------------------------
         Total assets                                                   $ 188,219    $ 257,675
----------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
         Current maturities of long-term debt                           $   1,234    $     832
         Customer deposits, deferred revenue and payable
           to property owners                                              24,639       43,392
         Accounts payable and accrued liabilities                          13,210       15,149
         Payables to stockholders                                           1,632          197
         Other current liabilities                                            323        1,271
----------------------------------------------------------------------------------------------
         Total current liabilities                                         41,038       60,841
Long-term debt, net of current maturities                                  38,098       68,090
Deferred income taxes                                                        --            734
Other long-term obligations                                                 2,228        2,187
----------------------------------------------------------------------------------------------
         Total liabilities                                                 81,364      131,852
----------------------------------------------------------------------------------------------

Commitments and contingencies
Stockholders' equity
         Common stock, $0.01 par value, 50,000,000 shares authorized,
         17,092,768 and 18,715,447 shares outstanding, respectively           171          187
         Additional paid-in capital                                       136,026      150,941
         Excess distributions                                             (29,500)     (29,500)
         Retained earnings                                                    158        4,195
----------------------------------------------------------------------------------------------
         Total stockholders' equity                                       106,855      125,823
----------------------------------------------------------------------------------------------
           Total liabilities and stockholders' equity                   $ 188,219    $ 257,675
----------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

RESORTQUEST INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF INCOME


                                                   Years Ended December 31,
(in thousands, except per share amounts)        1997        1998          1999
---------------------------------------------------------------------------------
Revenues                                     (Restated)   (Restated)
         Property management fees            $  13,383    $  27,022    $  65,795
         Service fees                            9,790       15,603       38,608
         Other                                   3,580       12,734       23,509
---------------------------------------------------------------------------------
           Total revenues                       26,753       55,359      127,912
---------------------------------------------------------------------------------
Operating expenses
         Direct operating                       13,635       31,596       65,804
         General and administrative              7,092       15,125       41,669
         Depreciation and amortization             521        3,148        6,909
---------------------------------------------------------------------------------
           Total operating expenses             21,248       49,869      114,382
---------------------------------------------------------------------------------
Operating income                                 5,505        5,490       13,530
Other income (expense)
         Interest expense, net                    (763)        (403)      (4,228)
         Other                                     677         (104)        --
---------------------------------------------------------------------------------
Income before income taxes                       5,419        4,983        9,302
Provision for income taxes                          90        1,518        4,873
---------------------------------------------------------------------------------
Income from continuing operations                5,329        3,465        4,429
Income (loss) from discontinued operations      (1,494)       1,347         --
---------------------------------------------------------------------------------
Net income                                   $   3,835    $   4,812    $   4,429
---------------------------------------------------------------------------------
Earnings per share
         Basic
           Continuing operations             $    2.53    $    0.32    $    0.25
           Discontinued operations               (0.70)        0.12         --
---------------------------------------------------------------------------------
         Net income                          $    1.83    $    0.44    $    0.25
---------------------------------------------------------------------------------
         Diluted
           Continuing operations             $    2.53    $    0.32    $    0.24
           Discontinued operations               (0.70)        0.12         --
---------------------------------------------------------------------------------
           Net income                        $    1.83    $    0.44    $    0.24
---------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

RESORTQUEST INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                                       Retained
                                                 Common Stock            Additional                    Earnings
                                               -------------------       Paid-in            Excess (Accumulated
(in thousands, except share amounts)           Shares        Amount      Capital     Distributions    Deficit)       Total
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996 (Restated)          2,101,113   $       21   $      209   $     --      $     (284)   $      (54)
         Net income                                   --           --           --         --           3,835         3,835
         Distributions                                --           --           --         --          (4,178)       (4,178)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997 (Restated)          2,101,113           21          209         --            (627)         (397)
         Net income                                   --           --           --         --           4,812         4,812
         Initial public offering               6,670,000           67       59,954         --            --          60,021
         Distributions                                --           --           --      (29,500)       (4,027)      (33,527)
         Stock issued in connection with
           Combinations                        7,545,953           75       68,620         --            --          68,695
           Post-IPO Acquisitions                 775,702            8        7,243         --            --           7,251
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998 (Restated)         17,092,768          171      136,026      (29,500)          158       106,855
         Net income                                   --           --           --         --           4,429         4,429
         Distributions                                --           --           --         --            (392)         (392)
         Stock issued in connection with
           Exercise of employee stock options      3,436           --           37         --            --              37
           Post-IPO Acquisitions               1,619,243           16       14,878         --            --          14,894
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                    18,715,447   $      187   $  150,941   $  (29,500)   $    4,195    $  125,823
-----------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

RESORTQUEST INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                Years Ended December 31,
(in thousands)                                                          1997        1998        1999
-------------------------------------------------------------------------------------------------------
Cash flows from operating activities                                 (Restated)  (Restated)
 Net income                                                           $  3,835    $  4,812    $  4,429
 (Income) loss from discontinued operations                              1,494      (1,347)       --
-------------------------------------------------------------------------------------------------------
 Income from continuing operations                                       5,329       3,465       4,429
 Adjustments to reconcile income from continuing operations
  to net cash provided by operating activities
   Depreciation and amortization                                           521       3,148       6,909
   Changes in operating assets and liabilities
    Trade and other receivables                                            126       1,631         468
    Customer deposits, deferred revenue and payable to
    property owners                                                        115      10,471       3,370
    Accounts payable and accrued liabilities                             1,217      (3,288)       (192)
    Deferred income taxes                                                 --           503       1,005
    Other                                                                 (101)     (2,566)     (2,546)
-------------------------------------------------------------------------------------------------------
     Net cash provided by continuing operations                          7,207      13,364      13,443
Cash flows used in discontinued operations                                 (17)        (56)       --
-------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                           7,190      13,308      13,443
-------------------------------------------------------------------------------------------------------
Cash flows from investing activities
 Cash portion of acquisitions, net                                        --       (35,518)    (20,079)
 Purchases of property and equipment                                      (380)     (4,021)     (5,280)
 Other                                                                     402        --          (769)
-------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) investing activities                    22     (39,539)    (26,128)
-------------------------------------------------------------------------------------------------------
Cash flows from financing activities
 Net proceeds from issuance of Senior Notes                               --          --        48,986
 Net Credit Facility borrowings (repayments)                              --        32,000     (24,813)
 Proceeds from issuance of secured mortgage notes                         --          --         5,734
 Payment of other long-term obligations                                   (906)    (10,380)     (2,412)
 Distributions to stockholders                                          (4,178)    (33,527)       (392)
 Net proceeds from public stock issuance                                  --        60,021        --
 Other                                                                  (2,601)       (274)       (426)
-------------------------------------------------------------------------------------------------------
     Net cash (used in) provided by financing activities                (7,685)     47,840      26,677
-------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                      (473)     21,609      13,992
Cash and cash equivalents, beginning of period                           5,111       4,638      26,247
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                              $  4,638    $ 26,247    $ 40,239
-------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

RESORTQUEST INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

In these footnotes, the words "Company," "ResortQuest," "we," "our" and "us" refer to ResortQuest International, Inc., a Delaware corporation, and its wholly-owned subsidiaries, unless otherwise stated or the context requires otherwise.

NOTE 1 - BASIS OF PRESENTATION

FORMATION

ResortQuest is the first company to offer vacation condominium and home rentals, sales and management under a national brand name and is a leading provider of vacation rentals in premier destination resorts located in the continental United States, Hawaii and Canada. Effective with the closing of our initial public offering on May 26, 1998 (the "IPO"), we acquired 12 vacation rental and property management companies and one leading vacation rental and property management software company (collectively the "Founding Companies") (the "Combinations"). However, for accounting and reporting purposes, Hotel Corporation of the Pacific, Inc. (commonly referred to as "Aston Hotels & Resorts") was identified as the accounting acquiror and the remaining Founding Companies along with ResortQuest corporate were accounted for under the purchase method of accounting.

     Subsequent to the IPO, we executed five acquisitions through the end of 1998, one of which was accounted for under the pooling-of-interests method of accounting. During 1999, we executed an additional 13 acquisitions, two of which were accounted for under the pooling-of-interests method of accounting. The remaining acquisitions were accounted for under the purchase method of accounting. These acquisitions are collectively referred to as the "Post-IPO Acquisitions".

     Costs incurred in the course of our evaluation of acquisition candidates and the ultimate consummation of acquisitions consist primarily of attorneys' fees, accounting fees and other costs incurred by us in identifying and closing transactions. All costs incurred are deferred until the related transaction is either consummated or terminated. Similar treatment is followed in recording costs incurred by us in the course of generating additional debt or equity financing.

POOLING RESTATEMENTS

We have retroactively restated our historical consolidated financial statements for the pooling-of-interests acquisitions. Our results of operations for the separate companies and the restated combined results presented in the accompanying consolidated financial statements are as follows:

                                       Years Ended December 31,
(in thousands)                             1997     1998
--------------------------------------------------------------
Revenues

     ResortQuest, as previously reported   $19,554   $49,524
     Pooled companies                        7,199     5,835
--------------------------------------------------------------
     Combined Revenues, as restated        $26,753   $55,359
--------------------------------------------------------------
Net income

     ResortQuest, as previously reported   $ 3,591   $ 4,416
     Pooled companies                          244       396
--------------------------------------------------------------
     Combined Net income, as restated      $ 3,835   $ 4,812
--------------------------------------------------------------


     In connection with the pooling-of-interests acquisitions, we recorded total expense of $716,000 in 1999 and $134,000 in 1998 related to transaction costs.

     Accordingly, the restated historical consolidated financial statements include the financial results of Aston Hotels & Resorts and the three pooling acquisitions for all periods presented, ResortQuest and the Founding Companies only since May 26, 1998, and the remaining Post-IPO Acquisitions from their respective effective dates of acquisition.

PRO FORMA FINANCIAL INFORMATION

Subsequent to the IPO, we executed five acquisitions through the end of 1998 for a total cost of $45.8 million with 22.5% of the consideration paid in the form of common stock with an aggregate value of $10.3 million and $35.5 million of cash consideration.

During 1999, we executed an additional 13 acquisitions for a total cost of $39.3 million, with 48.9% of the consideration paid in the form of common stock with an aggregate value of $19.2 million and $20.1 million of cash consideration, two of which were accounted for under the pooling-of-interests method of accounting; the remaining 11 1999 acquisitions were accounted for under the purchase method of accounting. The purchase price allocations for certain of the 1999 acquisitions have been made on a preliminary basis and are subject to the completion of certain intangible asset valuations. The aggregate impact of these acquisitions is material to our financial statements and we noted the following pro forma results assuming these combinations had occurred on January 1, 1998:

                                     Years Ended December 31,
(in thousands, unaudited)                   1998     1999
--------------------------------------------------------------
Revenues

         ResortQuest, as restated        $ 55,359   $127,912
         Combinations                      34,938     16,865
--------------------------------------------------------------
         Pro forma Combined Revenues     $ 90,297   $144,777
--------------------------------------------------------------
Net income

         ResortQuest, as restated        $  4,812   $  4,429
         Combinations                       3,020      2,390
--------------------------------------------------------------
         Pro forma Combined Net income   $  7,832   $  6,819
--------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

PROPERTY MANAGEMENT FEES
At December 31, 1999, ResortQuest has entered into 15,971 exclusive and 1,330 non-exclusive rental and management agreements with owners of condominiums and homes in 40 resort locations throughout the United States and in Canada. The exclusive agreements entitle ResortQuest to receive a fee for renting and maintaining these properties. ResortQuest requires certain minimum deposits as reservations are booked. These deposits are generally non-refundable and recorded as a component of customer deposits, deferred revenue and payable to owners. ResortQuest recognizes revenue from property rental and management fees ratably over the term of guest stays. ResortQuest records revenue for cancellations upon occurrence.

SERVICE FEES
ResortQuest internally provides or arranges through third parties certain services for property owners or guests. Service fees include reservations, housekeeping, long-distance telephone, ski rentals, lift tickets, beach equipment and pool cleaning. Internally provided services are recognized as service fee revenue when the service is provided. Services provided by third parties are generally billed directly to property owners and are not included in the accompanying consolidated financial statements.

OTHER
ResortQuest recognizes other revenues primarily related to real estate broker commissions, food & beverage sales and software and maintenance sales. ResortQuest has real estate broker sales operations in the following locations:
Aspen and Snowmass Village, Colorado; Bethany Beach, Delaware; Islands of Captiva and Sanibel, Naples, Fort Myers, Fort Walton Beaches and Destin, Florida; Outer Banks, North Carolina; St. Simons, Georgia; Gulf Shores, Alabama; and the Island of Nantucket, Massachusetts. ResortQuest recognizes revenues on real estate sales when such transactions are complete and such revenue is recorded net of the related agent commissions. ResortQuest also manages food & beverage outlets in connection with the management of larger condominium complexes, primarily in Hawaii and Florida. First Resort Software, Inc., one of the Founding Companies, ("First Resort") sells a fully integrated software package specifically designed for the property rental business, along with ongoing service contracts. First Resort recognizes software and maintenance revenues when the systems are installed and ratably over the service period, respectively. Other revenues were as follows:

                                          Years Ended December 31,
(in thousands)                              1997     1998     1999
--------------------------------------------------------------------
Real estate brokerage commissions, net   $  --     $ 4,858   $13,282
Food & beverage                            2,271     2,265     4,067
Software sales and service                  --       1,954     3,448
Other                                      1,309     3,657     2,711
--------------------------------------------------------------------
                                         $ 3,580   $12,734   $23,508
--------------------------------------------------------------------

DIRECT OPERATING EXPENSES

Direct operating expenses include expenses related to housekeeping, maintenance, reservations, marketing and advertising, and other costs associated with rental and management. Direct operating expenses also include food & beverage cost of sales and operating expenses as follows:

                          Years Ended December 31,
(in thousands)             1997     1998     1999
---------------------------------------------------
Rental and management   $11,683   $29,362   $62,149
Food & beverage           1,952     2,234     3,655
---------------------------------------------------
                        $13,635   $31,596   $65,804
---------------------------------------------------

GOODWILL
Goodwill is the excess of the purchase price over fair value of identified net assets acquired in business combinations accounted for under the purchase method of accounting. Goodwill is being amortized on a straight-line basis over 40 years, other than that associated with the acquisition of First Resort, which is being amortized over 15 years, representing the approximate remaining useful life of acquired assets. ResortQuest recognized goodwill amortization of $1.8 million and $4.4 million in 1998 and 1999, respectively.

INCOME TAXES
Prior to the IPO, Aston Hotels & Resorts had elected S Corporation status as defined by the Internal Revenue Code and state tax statutes. Under S Corporation status, the former stockholders reported their share of ResortQuest's taxable earnings or losses in their personal tax returns for the periods prior to the Combinations.

     In conjunction with the Combinations, Aston Hotels & Resorts changed from an S Corporation to a C Corporation for federal and state income tax reporting purposes, which requires ResortQuest to recognize the tax consequences of operations in its consolidated statements of income.

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

CASH AND CASH EQUIVALENTS
For the purposes of the consolidated balance sheets and statements of cash flows, ResortQuest considers all investments with original maturities of three months or less to be cash equivalents. At December 31, 1998 and 1999, cash and cash equivalents include $15.1 million and $29.1 million, respectively, of cash held in escrow for prepaid rentals and pending real estate sales transactions.

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

     In accordance with the Accounting Standards Executive Committee Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," certain costs related to the development of software for internal use must be capitalized. ResortQuest has capitalized internal development costs, primarily related to outside professional fees and internal payroll and related benefits, as prescribed by SOP No. 98-1. These costs are being amortized on a straight-line basis over the estimated useful lives of the related projects not to exceed five years.

     Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of income.

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

CONCENTRATION OF RISK

Prior to the Combinations, ResortQuest's operations were exclusively located in the state of Hawaii and were subject to negative events that affect travel patterns of vacationers. The two primary concentrations of vacationers now include Hawaii and Florida. For the year ended December 31, 1999, Hawaii and Florida accounted for 18% and 33%, respectively, of ResortQuest's consolidated revenues.

RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform with the 1999 presentation.

NOTE 3 - NOTE RECEIVABLES FROM STOCKHOLDER

In connection with the Combinations, Aston Hotels & Resorts formalized its receivable resulting from cash advances to its primary stockholder with a $4.0 million promissory note. During 1999, ResortQuest began discussions with the stockholder to restructure the note in order to provide for additional collateral. In conjunction with these discussions, certain management fees and accrued interest of approximately $940,000 were also considered for collateralization. During these discussions, the stockholder agreed to the formation of two separate notes (the "Notes"), one for $4.0 million and one for $940,000. The Notes are collateralized by certain real estate held by the stockholder and bear interest at 1/2% below the prime rate of interest, but not less than 6% and not more than 10%. The $940,000 note, plus accrued interest, is due in two equal installments on December 31, 2000 and July 31, 2001. Interest payments under the $4.0 million note are due every January and July 1st, with the principal being due in full on May 25, 2008. The Notes were formally executed on February 16, 2000.

NOTE 4 - DISCONTINUED OPERATIONS

ResortQuest decided in 1998 that it would no longer enter into leasing arrangements for lodging facilities. Accordingly, for all periods presented in the accompanying consolidated financial statements, the financial position, results of operations and cash flows of the leased assets are reflected as discontinued operations. Concurrent with the Combinations, Aston Hotels & Resorts assigned such leases to AST Holdings, Inc., a corporation owned by Aston Hotels & Resorts' principal stockholder. On May 27, 1998, ResortQuest entered into a contract with AST Holdings to manage these facilities for a fee. Net assets (liabilities) of discontinued operations were as follows:

                                             December 31,
(in thousands)                                   1997
---------------------------------------------------------
Current assets                                  $ 2,955
Advances to affiliates                                1
Other assets                                        193
Property and equipment                              197
---------------------------------------------------------
   Total assets                                   3,346

Current liabilities                              (4,119)
Capital lease obligations                           (53)
Other long-term obligations                        (577)
---------------------------------------------------------
   Net liabilities of discontinued operations   $(1,403)
---------------------------------------------------------

Income (loss) from discontinued operations is as follows:

                                                  Years Ended December 31,
(in thousands)                                         1997     1998
--------------------------------------------------------------------------
Revenues                                            $ 30,848    $ 14,304
Operating expenses                                    24,826      10,120
General and administrative expenses                    7,317       2,839
--------------------------------------------------------------------------
   Operating income (loss)                            (1,295)      1,345
Other (expense) income                                   (33)          2
--------------------------------------------------------------------------
   Net income (loss) from discontinued operations   $ (1,328)   $  1,347
--------------------------------------------------------------------------

     In addition to the loss from discontinued operations, ResortQuest's operating results for the year ended December 31, 1997 include a charge of $166,000 for an expected loss resulting from the disposal of discontinued operations.

NOTE 5 - UNUSUAL EXPENSES AND OTHER CHARGES

During 1999, general and administrative expenses include $3.1 million of items that management considers as unusual expenses and other charges. These charges include $906,000 related to a study to explore alternate funding sources; $734,000 in accrued severance payments to three former members of management; $716,000 in transaction costs for two of ResortQuest's 1999 acquisitions accounted for under the pooling-of-interests method, which requires transaction costs related to the acquisitions to be expensed; $471,000 related to an indefinitely suspended secondary offering filed during the second quarter of 1999; and $321,ooo in costs related to acquisition candidates no longer being pursued due to management changing its acquisition strategy during the year.

NOTE 6 - SUPPLEMENTAL FINANCIAL INFORMATION

Trade and other receivables consisted of the following:

                                            December 31,
(in thousands)                              1998     1999
-----------------------------------------------------------
Receivable from managed properties       $ 1,073    $ 1,437
Other                                      2,912      3,109
-----------------------------------------------------------
         Total                             3,985      4,546
Less - allowance for doubtful accounts       (56)      (152)
-----------------------------------------------------------
                                         $ 3,929    $ 4,394
-----------------------------------------------------------

Property and equipment consisted of the following:

                                Estimated Useful      December 31,
(in thousands)                     Life in Years    1998      1999
-------------------------------------------------------------------
Land and improvements                           $  3,448   $  2,249
Building and improvements              15-30       4,929      7,984
Furniture, fixtures and equipment       3-10       8,298     12,539
Software development                     3-5         367      1,496
Leased property                          3-7       2,369      1,935
-------------------------------------------------------------------
                                                  19,411     26,203
Less - accumulated depreciation
         and amortization                         (2,762)   (5,318)
-------------------------------------------------------------------
                                                $ 16,649   $ 20,885
-------------------------------------------------------------------

Accounts payable and accrued liabilities consisted of the following:

                               December 31,
(in thousands)                 1998     1999
---------------------------------------------
Accounts payable            $ 8,427   $ 9,387
Accrued payroll                 986     3,370
Other accrued liabilities     3,797     2,392
---------------------------------------------
                            $13,210   $15,149
---------------------------------------------

Supplemental cash flow information is as follows:

                                      Years Ended December 31,
(in thousands)                       1997     1998     1999
--------------------------------------------------------------
Supplemental disclosure of cash
   flow information

   Cash paid for interest         $   654   $   658   $ 5,292
--------------------------------------------------------------
   Cash paid for income taxes     $  --     $   721   $ 6,823
--------------------------------------------------------------
Supplemental disclosure of
   non-cash flow information

   Capital lease obligations      $   940   $    83   $   595
--------------------------------------------------------------
   Common stock portion
   of Combinations                $  --     $68,695   $  --
--------------------------------------------------------------
   Common stock portion of
   Post-IPO Acquisitions          $  --     $ 7,251   $14,894
--------------------------------------------------------------

NOTE 7 - LONG-TERM DEBT

On June 16, 1999, we issued $50 million of 9.06% Senior Secured Notes ("Senior Notes"), due June 2004, in connection with a note purchase agreement. The Senior Notes are secured pari passu to our $50 million credit facility ("Credit Facility"). The note purchase agreement contains loan covenants substantially similar to those of the credit agreement under the Credit Facility and has prepayment restrictions in the form of "make-whole" provisions. Interest is payable semi-annually.

     On June 1, 1999, we executed amendment no. 4 to the credit agreement to allow for the sharing of credit with the Senior Notes and to reduce the availability under the Credit Facility to $50 million. On April 16, 1999, we executed amendment no. 3 to the credit agreement to allow for the refinancing of existing loans of a subsidiary. The Credit Facility may be used for letters of credit not to exceed $2.5 million in the aggregate, acquisitions, capital expenditures and for general corporate purposes. The credit agreement requires us to comply with various loan covenants, which include maintenance of certain financial ratios, restrictions on additional indebtedness and restrictions on liens, guarantees, advances, capital expenditures, sale of assets and dividends. Interest on outstanding balances of the Credit Facility is computed at our election, on the basis of either the Prime Rate or the Eurodollar Rate, as defined, plus a margin ranging from 1.25% to 2.00%, depending on certain financial ratios. Availability fees range from 0.25% to 0.50% per annum depending on certain financial ratios and are payable on the unused portion of the Credit Facility. At December 31, 1999, there were $12 million of outstanding borrowings under the Credit Facility. The Credit Facility has a three-year term expiring May 26, 2001 and is secured pari passu to the Senior Notes by substantially all of our assets, including the stock in the Founding Companies and any future material subsidiaries, as defined. At December 31, 1999, we were in compliance with all credit agreement and note purchase agreement loan covenants.

At December 31, 1998 and 1999, long-term debt consisted of the following:

                                                  December 31,
(in thousands)                                   1998     1999
-------------------------------------------------------------------
Senior Notes                                   $   -       $50,000
Credit Facility                                 32,000      12,000

Various notes with banks,
secured by certain assets, at
interest rates ranging from
7.14% to 9%, due between March
2000 through May 2012                            5,246       5,593

Other notes                                        361         --

Long-term capital lease obligations              1,725       1,329
-------------------------------------------------------------------
   Total                                        39,332      68,922
Less - current maturities                       (1,234)       (832)
-------------------------------------------------------------------
Long-term debt, net of current maturities      $38,098     $68,090
-------------------------------------------------------------------

Annual maturities of long-term debt are: 2000, $832,000; 2001, $12.8 million; 2002, $740,000; 2003, $442,000; 2004, $54.1 million.

NOTE 8 - OPERATING LEASES

ResortQuest has entered into non-cancelable poerating leases for equipment, operating space, office space, hotel properties and individual condominium units within its managed properties. At December 31, 1999, future minimum lease commitments under non-cancelable operating leases are as follows:










(in thousands)              December 31,
----------------------------------------
2000                          $ 3,578
2001                            3,480
2002                            2,633
2003                            1,956
2004                            1,398
Thereafter                      5,975
----------------------------------------
                              $19,020
----------------------------------------

     Under terms of the leases, ResortQuest is generally required to pay all taxes, insurance and maintenance. Rent expense for 1997, 1998 and 1999 aggregated approximately $5.6 million, $5.0 million and $6.1 million, respectively.

     In conjunction with the Combinations and Post-IPO Acquisitions, ResortQuest entered into several lease agreements with certain former owners for the use of office space and facilities. Lease payments made to former owners, who are also significant stockholders and directors, during 1997, 1998 and 1999 were approximately $110,000, $548,000 and $407,000, respectively.

     As an accommodation to certain of the managed properties, the Company assists in obtaining leases of operating equipment. In some instances, this assistance includes entering into the leases as the technical lessee. The managed properties perform all obligations under the leases, including making lease payments and providing insurance coverage. ResortQuest is contingently liable under the leases until completion of the lease terms. Because ResortQuest undertakes the role of a technical lessee simply as an accommodation to the managed properties and because the leased equipment is used only for and by the managed properties, these leases have not been recorded on the Company's books.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

GUARANTEES
Certain of Aston Hotels & Resorts' management agreements contain provisions for guaranteed levels of returns to owners. These agreements also contain force majeure clauses to protect the Company from forces or occurrences beyond the control of management. During 1997, 1998 and 1999, ResortQuest made payments in excess of the management fees earned on these guaranteed agreements of $327,000, $840,000 and $133,000, respectively.

ACQUISITION INDEMNIFICATION
Subject to certain limitations, pursuant to the Agreement and Plan of Organization entered into by and between each of the Founding Companies and ResortQuest (each an "Agreement"), the stockholders of the Founding Companies and Post-IPO Acquisitions have indemnified ResortQuest against losses, claims, damages, actions, suits, proceedings, demands, assessments, adjustments, costs and expenses as a result of or arising from any breach of the representations and warranties in the Agreement, any liability under the 1933 Act, the 1934 Act or other federal or state law or regulation arising out of or based upon any untrue statement of a material fact relating solely to the Founding Company, Post-IPO Acquisitions or the stockholders and certain other identified claims or litigation.

     In addition, pursuant to each Agreement and subject to certain limitations, ResortQuest agreed to indemnify the stockholders against losses, claims, damages, actions, suits, proceedings, demands, assessments, adjustments, costs and expenses incurred by the stockholders as a result of or arising from any breach by ResortQuest or of its representations and warranties in the Agreement, any liability under the 1933 Act, the 1934 Act or other federal or state law or regulation, at common law or otherwise, arising out of or based upon any untrue statement or alleged untrue statement of a material fact relating to ResortQuest or any of the other Founding Companies and Post-IPO Acquisitions contained in certain filings with the Securities and Exchange Commission or the matters described in the schedules to the Agreement relating to guarantees.

     ResortQuest is not aware of any events that have or could have caused any party to such indemnification under any of the Agreements during the periods presented in the accompanying consolidated financial statements.

LITIGATION
ResortQuest and its subsidiaries are involved in various legal actions arising in the ordinary course of business. We do not believe that the outcome of such legal actions will have a material adverse effect on the Company's consolidated financial position or results of operations.

INSURANCE
ResortQuest carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and a general umbrella policy. The Company has not incurred significant claims or losses on any of its insurance policies during the periods presented in the accompanying consolidated financial statements.

BENEFIT PLANS
At December 31, 1999, ResortQuest had 26 401(k) profit sharing plans, which existed prior to the IPO and the acquisition of the Founding Companies or the Post-IPO Acquisitions. On April 1, 1999, ResortQuest established a new 401(k) profit sharing plan, which will cover all domestic employees. Under the plans currently in place, employees may defer from 1% to 20% of eligible earnings, company matching contributions range from 0% to 50% of the first 4% to 16% of employee contributions, and employee vesting in company matching contributions varies from immediate vesting in some plans to seven or more years in other plans. ResortQuest is in the process of merging existing plans into the new 401(k) profit sharing plan.

EMPLOYMENT AGREEMENTS
Effective with the Combinations and the Post-IPO Acquisitions, ResortQuest entered into employment agreements with all senior corporate officers and several key employees. Among other things, these agreements allow for severance payments and some include acceleration of stock option awards upon a change in control of ResortQuest, as defined under the agreements. At December 31, 1999, the maximum amount of compensation that would be payable under all agreements if a change in control occurred without prior written notice would be approximately $8.9 million.

NOTE 10 - STOCKHOLDERS' EQUITY

COMMON STOCK
On May 26, 1998, ResortQuest issued an aggregate of 9,254,286 shares of common stock in connection with the Combinations (1,708,333 shares to Aston Hotels & Resorts' stockholders and 7,545,953 shares to the remaining stockholders involved with the Combinations) and 6,670,000 shares of common stock in connection with the IPO. Shares issued in the IPO were sold at a price to the public of $11.00 per share. The net proceeds to ResortQuest from the IPO (after deducting underwriting discounts, commissions and offering expenses) were approximately $60.0 million. Subsequent to the IPO, ResortQuest issued 2,787,725 shares of common stock in connection with the Post-IPO Acquisitions (392,780 shares in the pooling-of-interests acquisitions and 2,394,945 shares in the purchase acquisitions). At December 31, 1999, ResortQuest had 18,715,447 shares of common stock issued and outstanding (15,733,845 shares of common stock and 2,981,602 shares of restricted common stock). The common stock and restricted common stock are identical except that the holders of restricted common stock are only entitled to one-half of one vote for each share on all matters.

     On June 25, 1998, ResortQuest registered 3.0 million shares of common stock pursuant to a shelf registration statement. On July 16, 1999, ResortQuest registered an additional 5.0 million shares of common stock pursuant to a shelf registration statement. As with our initial shelf registration statement, the shares covered by this statement are available to be used for future acquisitions. At December 31, 1999, 2,791,161 of the shares covered by these shelf registration statements have been issued in connection with Post-IPO Acquisitions.

PREFERRED STOCK

ResortQuest's authorized capital includes 10.0 million shares of undesignated preferred stock with a $0.01 par value.

     On February 25, 1999, our Board of Directors adopted a stockholder rights plan designed to protect our stockholders in the event of takeover action that would deny them the full value of their investment. Under this plan, a dividend distribution of one right for each share of common stock was declared to holders of record at the close of business on March 15, 1999. The rights will also attach to common stock issued after March 15, 1999. The rights will become exercisable only in the event, with certain exceptions, an acquiring party accumulates 15% or more of our voting stock, or if a party announces an offer to acquire 15% or more of our voting stock. The rights will expire on March 15, 2009. Each right will entitle the holder to buy one one-hundredth of a share of a new series of preferred stock at a price of $87.00. In addition, upon the occurrence of certain events, holders of the rights will be entitled to purchase either our stock or shares in an "acquiring entity" at half of the then current market value of our common stock. We generally will be entitled to redeem the rights at $0.01 per right at any time until the date on which a 15% position in our voting stock is acquired by any person or group.

NOTE 11 - STOCK OPTIONS

In March 1998, ResortQuest's Board of Directors and stockholders approved the 1998 Long-Term Incentive Plan ("Incentive Plan"). The options granted under the Incentive Plan vest annually and ratably over a period from three to four years after the date of grant and expire five to ten years after the grant date. ResortQuest has reserved 2,810,753 shares of common stock for use in connection with the Incentive Plan. In connection with the IPO, options in the form of non-qualified stock options to purchase a total of 1,695,000 shares of common stock of the Company at $11.00 per share were granted to management of the Founding Companies, corporate management, certain stockholders and non-employee directors. Subsequent to the IPO, 871,775 non-qualified stock options have been granted to new employees at the then ResortQuest common stock market value (ranging from $4.94 to $16.88). The Incentive Plan also provides for the issuance of stock appreciation rights, restricted or deferred stock, dividend equivalents, bonus shares and awards in lieu of ResortQuest obligations to pay cash compensation, non-employee directors' deferred shares or other awards. The value of the options is based in whole or in part upon the value of the common stock.

     ResortQuest applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized in the consolidated statements of income for the Incentive Plan. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," ResortQuest has estimated the fair value of each option grant using the Black-Scholes Option-Pricing Model. Had compensation cost for awards under the Incentive Plan been determined based on the fair value at the grant dates, ResortQuest's net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table:

(in thousands, except per share amounts)    1997     1998     1999
----------------------------------------------------------------------
Net income
   As reported                       $   3,835   $   4,812   $   4,429
   Pro forma                             3,835       4,136       3,139
Basic earnings per share
   As reported                       $    1.83   $    0.44   $    0.25
   Pro forma                              1.83        0.38        0.17
Diluted earnings per share
   As reported                       $    1.83   $    0.44    $   0.24
   Pro forma                              1.83        0.38        0.17

A summary of ResortQuest's stock option transactions, from May 26, 1998, through December 31, 1999, is as follows:

                                                            Options Outstanding
--------------------------------------------------------------------------------
                                    Weighted                          Common
                                     Average                           Stock
                                    Exercise                         Available
                                       Price            Number       For Grant
--------------------------------------------------------------------------------
IPO - May 26, 1998                       n/a               --       1,910,914
         Approval of new options         n/a               --         116,117
         Granted                   $   10.90          1,874,351    (1,874,351)
--------------------------------------------------------------------------------
Balance -- December 31, 1998       $   10.90          1,874,351       152,680
--------------------------------------------------------------------------------
         Approval of new options         n/a               --         783,722
         Granted                   $    8.71            707,102      (707,102)
         Exercised                     10.68             (3,436)         --
         Cancelled                     10.83            (168,405)     168,405
--------------------------------------------------------------------------------
Balance - December 31, 1999        $   10.26          2,409,612       397,705
--------------------------------------------------------------------------------

     The weighted average fair value of options granted by ResortQuest for 1998 and 1999 was $4.13 and $3.16, respectively. Assumptions included an average risk-free interest rate ranging from 4.7% to 6.1%; an average expected life of
2.6 to 3.6 years; a volatility factor of 40.4% to 54.6%; and no dividends. At December 31, 1999, there were 2,409,612 stock options outstanding with an exercise price that ranges from $4.94 to $16.88 with a weighted average exercise price of $10.26 and a weighted average remaining contractual life of 7.4 years.

NOTE 12 - INCOME TAXES

Income tax expense attributable to income from continuing operations consisted of the following:

(in thousands)    1997     1998     1999
----------------------------------------
Current
   Federal      $   81   $  909   $3,240
   State             9      106      966
Deferred
   Federal        --        448      593
   State          --         55       74
----------------------------------------
Total           $   90   $1,518   $4,873
----------------------------------------

         The difference between the statutory federal income tax rate and the effective income tax rate expressed as a percentage of income from continuing operations before income taxes was as follows:

                                                     1997     1998     1999
----------------------------------------------------------------------------
Federal statutory rate                              34.0%    34.0%    35.0%
State income taxes, net of federal benefit           4.4      4.2      4.4
Goodwill and other permanent items                    --     44.9     20.8
Pre-acquisition earnings not taxable               (36.7)   (52.6)    (7.8)
----------------------------------------------------------------------------
Effective income tax rate                            1.7%    30.5%    52.4%
----------------------------------------------------------------------------

         As a result of the Combinations and the Post-IPO Acquisitions, the allocation of the purchase price to the assets and liabilities for financial reporting purposes significantly exceeds the tax basis carried over from the predecessor entities. Accordingly, the acquisitions created significant nondeductible goodwill and other temporary differences. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows at December 31:

(in thousands)                                      1998     1999
--------------------------------------------------------------------
Deferred tax assets
    Claims and other reserves                    $   977    $   757
    Section 481 adjustment: Cash to accrual          671        441
    State net operating losses                       310        318
    Other                                             45        126
--------------------------------------------------------------------
    Total deferred tax assets                    $ 2,003     $ 1,642
--------------------------------------------------------------------
Deferred tax liabilities
    Deductible goodwill amortization             $  --      $  (470)
    Basis difference on fixed assets                (342)      (219)
    Other                                           (153)      (450)
--------------------------------------------------------------------
    Total deferred tax liabilities                  (495)    (1,139)
--------------------------------------------------------------------
                                                 $ 1,508    $   503
--------------------------------------------------------------------

NOTE 13 - EARNINGS PER SHARE

ACTUAL RESULTS
Earnings per share included in the consolidated statements of income for the periods presented includes the results of Aston Hotels & Resorts and the pooling acquisitions for the entire periods presented, includes corporate and the remaining Founding Companies only since May 26, 1998, and includes the remaining Post-IPO Acquisitions since their respective effective dates of acquisition. Accordingly, the 1,708,333 shares of common stock issued to the former stockholders of Aston Hotels & Resorts in connection with the Combinations and the 392,780 shares issued in connection with the three pooling acquisitions are considered outstanding for all periods presented. Shares issued in connection with the IPO and all other Post-IPO Acquisitions are considered outstanding at date of issuance. The following table reflects our weighted average common shares outstanding and the impact of its primary common share equivalents:

                                         Years Ended December 31,
                                       1997       1998         1999
-----------------------------------------------------------------------
Basic weighted average common
      shares outstanding           2,101,113   10,826,000   18,005,426

Effect of dilutive securities -
      stock options                     --        139,421      170,337
-----------------------------------------------------------------------
Diluted weighted average common
      shares outstanding           2,101,113   10,965,421   18,175,763
-----------------------------------------------------------------------

NOTE 14 - SEGMENT REPORTING

On January 1, 1998, ResortQuest adopted the provisions of SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." Under SFAS No. 131, ResortQuest has one operating segment, property management, which is managed as one business unit. The accounting policies of this segment are the same as those described in the summary of significant accounting policies. The all other segment includes First Resort and corporate. At December 31, 1998 and 1999, approximately 79% and 76%, respectively, of the all other segment assets represents goodwill recorded for First Resort and corporate. The following table presents the revenues, operating income and assets of ResortQuest's reportable segment:

                                    Years Ended December 31,
(in thousands)                     1997        1998        1999
------------------------------------------------------------------
Revenues
   Property management         $  26,753   $  53,405    $ 124,215
   All other                        --         1,954        3,697
------------------------------------------------------------------
                               $  26,753   $  55,359    $ 127,912
------------------------------------------------------------------
Operating income
   Property management         $   5,505   $   7,782    $  23,355
   All other                        --        (2,292)      (9,825)
------------------------------------------------------------------
                               $   5,505   $   5,490    $  13,530
------------------------------------------------------------------
Assets
   Property management         $  19,072   $ 149,883    $ 218,742
   All other                        --        38,336       38,933
------------------------------------------------------------------
                               $  19,072   $ 188,219    $ 257,675
------------------------------------------------------------------

NOTE 15 - RELATED-PARTY TRANSACTIONS

ResortQuest has unwritten and written consulting and management agreements with certain directors and significant stockholders that were former owners of the Founding Companies and Post-IPO Acquisitions. Consulting services include assistance in operations, identifying acquisitions and involvement in local and governmental affairs. During 1997, 1998 and 1999, the Company incurred $232,000, $287,000 and $126,000 respectively, relative to these consulting agreements.

     ResortQuest receives sales commissions for selling properties developed by certain companies and partnerships owned or co-owned by directors and significant stockholders that were by former owners of the Founding Companies and Post-IPO Acquisitions. These net commissions approximated $1.9 million during 1998 and $2.0 million during 1999 and the Company had approximately $414,000 and $(159,000) in receivables (payables) at December 31, 1998 and 1999, related to these commissions.

     ResortQuest entered into numerous transactions with the former owner of Aston Hotels & Resorts ("Former Owner") who is now a director and stockholder of the Company. ResortQuest provides management and centralized services (cooperative sales and marketing, reservations, accounting services and other reimbursements) for four hotels, two of which are owned by the Former Owner and two are managed for an affiliate of the Former Owner.

The management fees charged to these hotels approximated $506,000, $1.5 million and $1.3 million in 1997, 1998 and 1999, respectively. Prior to May 26, 1998, ResortQuest paid HCP, Inc., a company that is wholly-owned by the Former Owner, $476,000 and $158,000 in 1997 and 1998, respectively, for sales representation and related accounting services. Beginning in 1997, ResortQuest provides administrative services to AST International LLC, which is controlled by the Former Owner. Related to these services, the Company recognized $272,000 and $78,000 of revenue during 1998 and 1999, respectively.

     ResortQuest provides various management and consulting services for certain companies and partnerships owned or co-owned by former owners of the Founding Companies and Post-IPO Acquisitions. ResortQuest received approximately $275,000 and $323,000 for these services during 1998 and 1999, respectively.

     ResortQuest also manages vacation properties pursuant to its standard management agreement that are owned or co-owned by certain directors and employees of the Company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of ResortQuest International, Inc.:

We have audited the accompanying consolidated balance sheets of ResortQuest International, Inc., (a Delaware corporation) and subsidiaries (the "Company"), as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ResortQuest International, Inc. and subsidiaries, as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Anderson LLP

Memphis, Tennessee,
  February 21, 2000.

MANAGEMENT'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

ResortQuest International, Inc. ("ResortQuest") is responsible for preparing the consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements present fairly ResortQuest's consolidated financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States. In preparing its consolidated financial statements, ResortQuest is required to include amounts based on estimates and judgements which it believes are reasonable under the circumstances.

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


/s/ David L. Levine

David L. Levine
President and Chief Executive Officer


/s/ J.M. Collins

J. Mitchell Collins
Senior Vice President and Chief Financial Officer

Quarterly Results of Operations
(unaudited)

                                           First     Second     Third     Fourth
(in thousands, except share amounts)      Quarter   Quarter    Quarter   Quarter
-----------------------------------------------------------------------------------
1999 ACTUAL

Revenues                                $ 31,656   $ 30,989    $ 42,059   $ 23,207
Operating income (loss)                    6,192      4,020      11,749     (8,431)
Net income (loss)                          3,040      1,692       5,663     (5,966)
Basic earnings (loss) per share (a)         0.18       0.10        0.31      (0.32)
Basic weighted average shares
    outstanding                           17,354     17,487      18,462     18,680
Diluted earnings (loss) per share (a)       0.17       0.10        0.31      (0.32)
Diluted weighted average shares
    outstanding                           17,786     17,742      18,479     18,691

1998 ACTUAL (b)

Revenues                                $  8,666   $  9,721    $ 17,554   $ 19,418
Operating income (loss)                    2,526        819       2,959       (814)
Net income (loss) (c)                      2,265        588       1,546       (934)
Basic earnings (loss) per share (a)         1.08       0.08        0.10      (0.05)
Basic weighted average shares
    outstanding                            2,101      7,569      16,194     17,081
Diluted earnings (loss) per share (a)       1.08       0.08        0.09      (0.05)
Diluted weighted average shares
    outstanding                            2,101      7,683      16,382     17,090

1997 ACTUAL (b)

Revenues                                $  7,689   $  5,897    $  6,871   $  6,296
Operating income                           2,434         82       1,966      1,023
Net income (loss) (c)                      2,226        (82)      1,737      1,448
Basic earnings per share (a)                1.06      (0.04)       0.83       0.69
Basic weighted average shares
    outstanding                            2,101      2,101       2,101      2,101
Diluted earnings (loss) per share (a)       1.06      (0.04)       0.83       0.69
Diluted weighted average shares
    outstanding                            2,101      2,101       2,101      2,101
-----------------------------------------------------------------------------------

(a) The sum of the quarterly amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter while the full year is based on the annual weighted average shares outstanding.

(b) Years have been restated to reflect acquisitions accounted for under the pooling-of-interests method of accounting.

(c) Net income is representative of income from continuing operations and does not include the effects of certain discontinued operations.

Stock Price

1999                      High     Low
------------------------------------------
Fourth Quarter           9 1/4    3 3/4
Third Quarter            9 7/8    8 5/8
Second Quarter           17       7 5/8
First Quarter            22 9/16  13 15/16

1998                      High     Low
------------------------------------------
Fourth Quarter           14 3/4   6 9/16
Third Quarter            17 1/8   8 13/16
Second Quarter           17 3/4   14
First Quarter            n/a      n/a


SELECTED FINANCIAL DATA
(unaudited)

                                                                                     Years Ended December 31,
(in thousands)                                    1995(a)      1996(a)      1997(a)      1998(a)       1999
-------------------------------------------------------------------------------------------------------------
Statements of Income Data
Revenues                                        $  24,031    $  25,670    $  26,753    $  55,359    $ 127,912
Operating expenses                                 12,482       14,860       13,635       31,596       65,804
General and administrative
   expenses, including
   depreciation and amortization                    8,171        6,840        7,613       18,273       48,578
-------------------------------------------------------------------------------------------------------------
Income from operations                              3,378        3,970        5,505        5,490       13,530
Interest and other expense, net                       728          342           86          507        4,228
Provision for income taxes -                           --           90           90        1,518        4,873
-------------------------------------------------------------------------------------------------------------
Income from continuing
   operations                                   $   2,650    $   3,538    $   5,329    $   3,465    $   4,429
-------------------------------------------------------------------------------------------------------------
Working capital deficit                         $  (3,384)   $  (1,940)   $  (4,579)   $  (2,080)   $  (7,295)
Total assets                                       15,760       16,658       19,072      188,219      257,675

Long-term debt,
   net of current maturities                        2,378        3,060        4,122       38,098       68,090
Stockholder's (deficit) equity                        268          (54)        (397)     106,855      125,823

(a) Years have been restated to reflect acquisitions accounted for under the pooling-of-interests method of accounting.

REGISTRAR AND STOCK TRANSFER AGENT
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
100 Peabody Place, Suite 1100
Memphis, Tennessee  38103

STOCKHOLDER INQUIRIES
For information about ResortQuest International, Inc. and its subsidiaries, including copies of its annual report on Form 10-K and quarter reports on Form 10-Q, please submit a written request to:

         Investor Relations
         ResortQuest International, Inc.
         530 Oak Court Drive, Suite 360
         Memphis, Tennessee 38117

ANNUAL MEETING DATE
ResortQuest International will hold its annual meeting of stockholders on May 11, 2000, at nine o'clock am at the Embassy Suites, 1022 S. Shady Grove, Memphis, Tennessee.

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

                           A SPECIAL THANK YOU TO...

                               DAVID C. SULLIVAN

           TWO YEARS AGO, RESORTQUEST WAS ONLY A SEED OF AN IDEA WHEN

        DAVID SULLIVAN BECAME ITS CHAIRMAN AND CHIEF EXECUTIVE OFFICER.

          UNDER HIS LEADERSHIP, RESORTQUEST HAS EXPERIENCED PHENOMENAL

              GROWTH AND REINVENTED THE VACATION RENTAL INDUSTRY.



           THE FUTURE OFFERS RESORTQUEST ENDLESS POTENTIAL THANKS TO

               MR. SULLIVAN'S VISION AND PASSION FOR EXCELLENCE.



         MR. SULLIVAN WILL BE STEPPING DOWN AS CHAIRMAN ON MAY 11, 2000

        AT THE ANNUAL MEETING, BUT WILL REMAIN A KEY CONTRIBUTOR TO THE

         COMPANY AS A RESORTQUEST DIRECTOR. THE COMPANY'S PRESIDENT AND

           CHIEF EXECUTIVE OFFICER, DAVID L. LEVINE, WILL ASSUME THE

                          POSITION OF BOARD CHAIRMAN.

      THANK YOU, MR. SULLIVAN, FOR THE COMPANY YOU CREATED, THE FOUNDATION

    YOU BUILT, AND POSITIONING RESORTQUEST FOR A BRIGHT, SUCCESSFUL FUTURE.

CORPORATE INFORMATION

EXECUTIVE OFFICERS

David C. Sullivan
Chairman of the Board

David L. Levine
President and Chief Executive Officer

James S. Olin
Chief Operating Officer

J. Mitchell Collins
Senior Vice President and Chief Financial Officer

Frederick L. Farmer
Senior Vice President and Chief Information Officer

Paul N. Manteris
Senior Vice President, Homeowner Relations and Operations Support

W. Michael Murphy
Senior Vice President and Chief Development Officer

CORPORATE OFFICERS

S. Mark Aldy
Vice President, Controller

Park Brady
Regional Vice President

Douglas R. Brindley
Vice President and Integration Manager

Gary Keirce
Vice President, Human Resources

David K. Selberg
Vice President, Finance

BOARD OF DIRECTORS

David C. Sullivan
Chairman of the Board

David L. Levine
President and Chief Executive Officer

William W. Abbott, Jr.
Former Vice Chairman, Abbott Realty Services, Inc.

Elan J. Blutinger
Managing Director, Alpine Consolidated II, LLC

D. Fraser Bullock
Chief Operating Officer and Chief Financial Officer, Salt Lake Organizing Committee for the Olympic Games

Joshua M. Freeman
Former President and Managing Member, Coastal Resorts Realty, LLC

Heidi Houston
President, Houston & O'Leary Company, Inc.

Michael D. Rose
Former Chairman, Promus Hotel Corporation

Andre S. Tatibouet
President, Hotel Corporation of the Pacific, Inc., dba Aston Hotels & Resorts

Joseph V. Vittoria
Chairman and Chief Executive Officer, Travel Services International, Inc.

Theodore L. Weise
Former President and Chief
Executive Officer, Federal
Express Corporation

EXECUTIVE OFFICES

530 Oak Court Drive, Suite 360
Memphis, Tennessee 38117
Telephone: (901) 762-0600
Fax:  (901) 762-0678

INTERNET COMMUNICATIONS

RESORTQUEST.COM is the first nationally branded online booking resource in the vacation rental industry. At RESORTQUEST.COM, travelers can obtain information on more than 17,000 vacation rentals in 40 resort destinations, as well as view photographs and floor plans, take virtual tours, access rates and availability, and make reservations. In addition, investors can obtain an overview of the company's financial condition and operating philosophy.

STOCK LISTING

The company's stock is traded on the New York Stock Exchange under the symbol
RZT.