Form 10-K405, Exhibit 13
period 2000-12-31
RESORTQUEST INTERNATIONAL INC
filed 2001-04-02
CIK 1057507

                        RESORTQUEST-Registered Trademark-
                                  ALL YEAR LONG
                               2000 ANNUAL REPORT
                                   RESORTQUEST
                                INTERNATIONAL-TM-
                               www.resortquest.com

FINANCIAL HIGHLIGHTS

STATEMENTS OF OPERATIONS (in thousands, except per share data)
- -----------------------------------------------------------------------------
                                                            1999(1)      2000
Revenues                                                $127,912     $152,014
EBITDA                                                    23,587       30,760
Operating income                                          16,678       22,277
Net income                                                 6,475        9,606
Diluted earnings per share                                 $0.36        $0.51
Diluted cash earnings per share (2)                        $0.60        $0.76
EBITDA per diluted share                                   $1.30        $1.62
Shares outstanding for diluted EPS                        18,176       19,018

BALANCE SHEET DATA (in thousands)
- -----------------------------------------------------------------------------
                                                            1999         2000
Cash and cash equivalents                               $ 40,239     $ 26,344
Total assets                                             257,675      263,169
Deferred revenue and property owner payables              43,392       51,653
Total debt                                                68,922       50,884
Stockholders' equity                                    $125,823     $136,402

(1) All calculations exclude the impact of 1999 unusual items
(2) Excludes the impact of goodwill amortization

LETTER TO SHAREHOLDERS
2000
was a transition year for ResortQuest, one in which we matured from a young company to a stable organization with solid, long-term growth potential. We now are poised at the edge of what promises to be one of the most exciting and dynamic periods in our history.

Among other things, 2000 will be remembered as the year our new team came together. Jim Olin, who joined ResortQuest from one of our largest operating companies as chief operating officer, and who became executive vice president January 1, 2001, has moved our operations a giant step forward. Mitch Collins, who previously directed Arthur Andersen LLP's regional real estate and hospitality practice, was named our chief financial officer and has delivered on his mission to implement an enterprise-wide financial system. Fred Farmer, our chief information officer, was named president of our newly formed e-commerce division, ResortQuest Technologies. Fred was instrumental in the creation of our state-of-the-art web site, resortquest.com. Two other senior vice presidents round out a solid senior management team: Michael Murphy presides over our acquisitions and business development efforts, while Paul Manteris is responsible for operations support and developing homeowner programs vital to owner loyalty. Each of these individuals has brought a great deal of value to the organization.
Perhaps more important, they share my excitement and vision about the future we are creating together.

With a complete and talented team in place, we have begun to execute our strategic plan and build a foundation that will take us to the next level. This includes optimizing internal growth; continuing our conversion to a new financial management technology platform; utilizing marketing systems that take advantage of our size, distribution and brand awareness; realizing economies of scale; tapping the potential of the Internet; and, for 2001, re-energizing our acquisition program.

DAVID L. LEVINE
Chairman, President & CEO

INTERNAL GROWTH
Prior to 2000, acquisitions were our primary growth engine. Since our founding in 1998, we've acquired 28 separate companies for $223 million. In 2000, our focus shifted to improving our internal growth rate, which will continue to be an integral part of our future growth. We concentrated on improving and expanding the inventory under management at our existing resorts, increasing revenues through rate and occupancy, and taking advantage of our size and distribution to reduce overhead costs. Not only did we deliver what we promised, we had a record year, even with the lack of early snow and millennium issues during the first quarter of the year. Total revenues grew 19 percent, net income increased 48 percent, EBITDA rose 30 percent and Cash EPS increased 28 percent. We also met or exceeded analysts' expectations in every quarter, and by year-end, our stock price had improved by nearly 50 percent.

    We also began installation of a new centralized finance and accounting system that represents a quantum leap forward in the management of our business. By year end, 12 of our 28 operating companies were on the new platform. We expect the remaining companies to migrate over by summer 2001, which will allow us to take advantage of additional cost synergies. The new system transforms us from a decentralized reporting environment to a fully integrated, consolidated reporting structure. In addition to strengthening our transactional processing, reporting, forecasting and budgeting functions, the system is expected to produce cost savings of more than $2 million annually.

INTERNET INITIATIVES
We continued to experience phenomenal growth from our Internet distribution. In all, we received more than 30 million page views last year, a nearly 150 percent increase over 1999. This significant increase in page views confirms that a growing number of leisure travelers are doing their travel research on line. We already receive approximately 10 percent of our reservations directly from our web site, nearly five times the hotel industry average. For these reasons, we continue to invest in major improvements and upgrades to resortquest.com and to seek alliances with web portals and e-commerce vendors that will increase our exposure through other online distribution channels.

    In 2000, we extended our technology leadership with the launch of our second generation web site, featuring MapQuest driving directions, currency conversion capabilities and the ability to search for properties by date, activity and location and to comparison shop among similar rental units. We also added AXS Technologies software that provides high speed/high resolution, scroll, pan and zoom imaging. The response from visitors to the web site has been overwhelmingly positive.

    Perhaps the most exciting development in 2000 in terms of the long-term potential for ResortQuest, was the marketing agreement we signed with America Online (AOL), the world's leading interactive services company. Under the program, our inventory of approximately 18,000 vacation home rentals is now available to more than 31 million subscribers to AOL and

CompuServe. This agreement significantly widens our distribution reach and already has generated significant volumes of new traffic on our own web site through a direct link from AOL (AOL Keyword: ResortQuest).

    We view our alliances with major travel portals where we provide industry expertise and software as a breakthrough for ResortQuest and the vacation rentals industry, and as a catalyst for aggregating the entire industry. In addition to our own inventory in 42 U.S. and Canadian resort locations, we plan to reach out to other vacation rental companies where we don't have a presence. We will offer them the opportunity to join our system and gain access to the same widespread distribution. We will provide all the technical support and protocols and charge a fee for this service, creating an important new revenue stream for ResortQuest. Our long-term goal is to provide the first comprehensive, one-stop shopping inventory of vacation rental properties.

EXPANDING REAL
ESTATE SALES
As we learned more about the profit drivers of our company, we began to look more closely at real estate sales. About half of the companies we acquired already had real estate sales divisions, which last year sold more than $1 billion in real estate and generated more than $17 million in net commissions. Recently we tested the addition of real estate sales capabilities at our Palm Springs and Telluride resorts. Based on the positive response we received to the new service, we plan to expand our real estate sales operations.

    Real estate sales is a complementary business to our rental operations and a low-cost entry with substantial potential. We have a built-in inventory of both buyers and sellers from our existing rental pools. In fact, our guests are the best buyer group for vacation rentals.

ACQUISITIONS
Acquisitions were less a factor in 2000. However, with three tuck-ins in existing markets and the purchase of Base Mountain Properties in July, we strengthened our position in existing locations and added legendary Sun Valley, Idaho, to our world-class portfolio of resort destinations. We plan to re-energize our acquisition program in 2001 as we seek to increase our leadership and dominance within the business. This remains a highly fragmented, $10 billion industry with more than 4,000 property management companies in the U.S. alone. Our intent is to acquire companies whose economic models most closely match our most successful operations.

    Our pipeline is full and we have capital available, the result of a new three-year credit facility we closed in January 2001. Improved covenants allow us the flexibility to pursue strategic acquisitions and to complete the enhancement of our technology infrastructure. We also have the ability to buy back a limited number of common shares, if the financial landscape warrants that action.

OUTLOOK
We are enthusiastic and optimistic about the future of ResortQuest, and have moved the company beyond the traditional roll-up model in 2000 by proving our ability to grow organically. Combined with strategic acquisitions and operating cost synergies, we expect to grow our earnings substantially over the next three to five years. We have our team in place and fully committed to our strategic plan. We have multiple avenues of growth, leading edge technology capabilities unparalleled in our industry, including the industry's most comprehensive guest database repository, and the potential to further enhance our growth through aggregation and by building greater awareness of the ResortQuest brand.

    While there is currently some question about the continued strength of the economy, vacation rentals historically have remained strong in times of economic downturns, although the tendency for vacationers is to stay closer to home. With our 42 locations in the U.S. and Canada, we think we are well positioned and well insulated in the long-term regardless of the economic climate.

    Before I conclude, I want to thank our key constituent groups for the role they played in our achieving a record year, our more than 4,000 ResortQuest employees who provide the outstanding service that is the basis for our sustainable profitability, our homeowners who place their confidence in our ability to deliver superior returns, and our more than 650,000 families who recognize the benefits of staying with ResortQuest each year.

DAVID L. LEVINE
Chairman, President &
Chief Executive Officer
March 30, 2001

"My homes in Hilton Head stay booked during season and are generating more rental income than I ever could locally due to the marketing reach of ResortQuest. With each passing year, they prove their worth as an exceptional management company."

 --Fred Watkins
Cleveland, Ohio

VACATION HOMEOWNERS
Savvy vacation homeowners invest in resort real estate to create a home away from home experience...and to get the best possible return on their investment by renting the property when it is not in use by family and friends.

    With ResortQuest, the world's largest vacation property management company, homeowners get much more. Approximately 18,000 owners entrust their vacation homes, collectively valued at $6.5 billion, to ResortQuest to obtain optimum rental income streams and gain additional benefits that only the ResortQuest brand can provide. In addition to receiving expert management services, vacation homeowners enjoy the benefits of a global marketing program that maximizes exposure, rental occupancy and rate.

    At the heart of its global marketing program is resortquest.com, the company's state-of-the-art web site with "real time" online booking capabilities that produced a record 30 million individual page views in 2000, up nearly 150 percent from 1999.

    An additional benefit to homeowners who partner with ResortQuest is the new agreement between ResortQuest and America Online, the world's leading interactive services company. Through a specially designed vacation rental area under AOL Travel, ResortQuest's 18,000 properties are now exposed to the more than 31 million subscribers to AOL and CompuServe, as well as tens of millions of additional users of AOL web brands, including Netscape.com and DigitalCity. The AOL site also features a direct link to ResortQuest's web site (AOL Keyword:
ResortQuest) and special advertising and promotional programs, which together can drive millions of AOL subscribers to ResortQuest and its portfolio of vacation rental properties. And this is just the beginning... look for more alliances/partnerships with major travel portals in the future.

    The ResortQuest brand builds loyalty and retention of customers. In 2000, approximately one in four ResortQuest guests had previously stayed at a ResortQuest property, and many more referred the brand to friends and relatives. With 42 locations in the U.S. and Canada, the company's strategic cross-selling marketing programs create additional opportunities to grow market share and build customer retention rates.

          ResortQuest's real estate sales operations, which reported sales of more than $1 billion in 2000, will be expanded to more companies in 2001, giving more owners an easy, convenient way to buy or sell a home at one of ResortQuest's other locations. The professional sales force of nearly 300 licensed real estate brokers knows and understands local and national markets and can help obtain the best possible price and financing for both buyers and sellers and make the vacation real estate process as hassle-free as possible.

    Perhaps the most exciting news for vacation homeowners is ResortQuest's new owners program. Previously known as QuestClub, the new QuestPerks program features an exciting array of benefits and privileges, including a 50 percent discount for units booked within 30 days of arrival at any ResortQuest property, concierge services, car and air travel discounts, booking referral credits and content insurance discounts where legally available. And new benefits will be added as we learn more of what our homeowners want and need.

    No other company can match the power of the ResortQuest brand, the integrated marketing support, the technology, the management or the understanding of local markets and homeowner needs. "This year I traveled with my family to Breckenridge, Colorado for skiing and later to Destin, Florida for a week at the beach. Both times we stayed in ResortQuest properties. It seems that they are everywhere we want to go."

- --MERLE G. FLOWERS
SOUTHAVEN, MISSISSIPPI

"One of the major advantages of ResortQuest is the helpful advice they have given us about making our vacation home appealing to renters. Together with their marketing programs, we have been able to maximize our rental revenue."

 --CHARLES A. WAGNER III
KNOXVILLE, TENNESSEE

                                  ACCOMMODATION
                                   CATEGORIES

ResortQuest's five-level rating system categorizes accommodations according to specific criteria so guests will always know what to expect at every ResortQuest location.

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

VACATIONERS
Vacation travelers had more opportunities than ever to stay at a ResortQuest property in 2000--and more are on the way. With approximately 18,000 units, leisure travelers can vacation with ResortQuest at the beach, in the mountains, at a desert destination or in Hawaii, at 42 of the most popular, world-class resorts in the U.S. and Canada. Depending on their preference, guests can participate in a variety of activities--from skiing to surfing, horseback riding to golf, fly fishing to mountain biking-or just sit back and relax... ResortQuest offers it all.

    With its newly designed, second generation web site, ResortQuest has made it easier than ever to research and book a vacation online. Vacation travelers can now get driving directions from MapQuest and compare the features and benefits of each property at resortquest.com. And a convenient online currency converter allows international travelers to quickly determine pricing and exchange rates.

    New AXS Technologies software enhances resortquest.com's virtual tour feature by allowing visitors to scroll, pan and zoom views of select properties in the ResortQuest system. Web site visitors also enjoy rapid downloads of photos and floor plans. Other site improvements include the ability to see special events scheduled during the guest's stay, and a variety of other options that allow visitors to quickly and easily customize a vacation to their specific needs.

    Guests have the assurance of a satisfying stay at every ResortQuest property, thanks to ResortQuest's stringent product and service standards and exclusive accommodations rating system-an industry first. Each vacation residence is carefully evaluated based on quality, condition, appearance and amenities. Then it is categorized as a Bronze, Silver, Gold, Platinum or Quest Home (see above), which means that ResortQuest guests know exactly what to expect when they arrive.

LOCAL OPERATING COMPANIES
In 2001 and beyond, ResortQuest plans to continue its acquisition program, seeking companies who have a strong local market presence and who want to grow and profit with a larger organization that is setting new industry standards. Rapidly growing brand awareness, a multi-million dollar marketing program, and a state-of-the-art web site and online distribution through AOL and others that produces more than 30 million page views per year, are just some of the reasons for joining ResortQuest.

    The implementation of a new central accounting and financial Enterprise Resource Planning adds even greater value to the ResortQuest brand. Scheduled to be fully operational by mid-2001, the new platform provides a national, centralized accounting system that enables local markets to better manage their inventory pricing, marketing activities, cash management and transactional processing, all while providing better internal controls, which helps our operators better understand the day-to-day aspects of the business. In addition, ResortQuest's size and geographic distribution produces substantial synergies in purchasing, insurance, technology, credit card fees and other costs to optimize returns.

    The company's new alliance with AOL significantly expands the distribution and reach of the ResortQuest brand. Under the agreement, local management companies may offer their rental inventory in a specially designed vacation rental area on AOL's Travel channel with its exposure to more than 31 million subscribers. ResortQuest will provide the real-time online booking engine and all the technical support and protocols for an appropriate fee.

    ResortQuest continues to invest in proprietary research and has a database of more than 1.5 million vacation rental home users who have used our product at least once in the past two years. Information gathered about its guests helps ResortQuest more selectively target its marketing programs to produce the greatest possible response. Ultimately, this research will represent a significant competitive edge for ResortQuest in targeting potential guests.

    In 2001, we expect many homeowners to switch from local management companies to ResortQuest because they see the unique benefits offered only by ResortQuest. Developers also are assigning their new projects to ResortQuest to enhance sales and improve owner relations.

    In the years ahead, ResortQuest will seek other strong local companies to expand the brand's reach into new markets. Interested companies can learn more about the benefits of ResortQuest by contacting the company's senior management team.

TEAM MEMBERS

More than 4,000 professionals in 42 resort locations team together to provide the special kind of service that makes ResortQuest guests feel at home and creates the most memorable vacation experiences.

    As part of a young, growing company, team members have opportunities available to them that they can find nowhere else in the industry. ResortQuest local operating companies can post vacant positions on the company's Web site, creating career opportunities for team members across the U.S. and Canada. Complemented by a variety of training programs, ResortQuest team members are among the most highly skilled in any market.

    ResortQuest team members also receive one of the most comprehensive benefits programs available in any resort market. In 2000, ResortQuest introduced a new, national healthcare plan that includes medical, dental, vision, Life/AD&D and LTD coverage and is believed to be without peer in the industry. Team members also enjoy the benefits of a generous 401(k) plan to help them prepare for their retirement needs.

    Perhaps the greatest "benefit" of being part of ResortQuest are the unparalleled opportunities to grow with a dynamic new company that has a compelling and powerful vision for the future, a well thought-out strategic business plan and an experienced management team committed to achieving its goals.

    "Condominiums are a great value for families or groups because of the privacy and extra room they offer. Travel planners can select from several thousand--and book their reservations--at ResortQuest's easy-to-use Web site, resortquest.com."

- --KYLE McCARTHY
NATIONAL TRAVEL EXPERT
EDITOR, familytravelforum.com

2000 MILESTONES
Completed four acquisitions, including Base Mountain, ResortQuest's first management company in legendary Sun Valley, Idaho, and three existing market tuck-ins

Signed agreement with America Online, exposing ResortQuest's inventory of 18,000 vacation rental properties to 31 million subscribers

Launched second generation web site, adding MapQuest driving directions, currency conversion capabilities and ability to search for properties by date, activity and location and comparison shop among similar units

Further enhanced resortquest.com with addition of AXS Technologies software that provides high speed/high resolution scroll, pan and zoom imaging

Combined the guest databases of 29 local operating companies into a single database repository for an enterprise-wide guest view and deployment of strategically targeted marketing initiatives

Expanded real estate sales operations to Telluride and Palm Springs resorts with plans to open real estate sales offices at other ResortQuest locations

Began installation of new centralized finance and accounting systems

Implemented industry's first Snow Guarantee, which states that if the snow conditions at the booked resort are unsatisfactory to the guest for any reason, ResortQuest will transfer the reservation without penalties or loss of deposit to one of ResortQuest's other ski locations, subject to availability

Launched upgraded owners program, QuestPerks, offering an unparalleled array of benefits for owners

Closed on three-year credit facility to complete the technological upgrade of internal systems and to pursue strategic acquisitions

CORPORATE INFORMATION
Executive Officers from left to right: P. Manteris, J. Olin, M. Murphy, D. Levine, M. Collins and F. Farmer

EXECUTIVE OFFICERS

David L. Levine
Chairman of the Board, President and Chief Executive Officer

James S. Olin
Executive Vice President and Chief Operating Officer

Frederick L. Farmer

Executive Vice President and Chief Information Officer, President - ResortQuest Technologies Division

J. Mitchell Collins
Senior Vice President and Chief Financial Officer

Paul N. Manteris
Senior Vice President - Operations and Homeowner Relations

W. Michael Murphy
Senior Vice President and
Chief New Business Development Officer

CORPORATE OFFICERS

Robert J. Adams
Vice President, Marketing

S. Mark Aldy
Vice President, Financial Systems and Operations Reporting

M. Ronald Halpern
Vice President, General Counsel

Gary W. Keirce
Vice President, Human Resources

J. Scott Murphy
Vice President, Controller

David K. Selberg
Vice President, Treasurer, and Investor Relations

Kelvin M. Bloom
Regional Vice President and Executive Vice President and Chief Operating Officer
- - Aston Hotels & Resorts

L. Park Brady, Jr.
Regional Vice President

Edward H. Seymour, Jr.
Regional Vice President and President - Abbott Resorts

Michael D. Shaffer
Regional Vice President

BOARD OF DIRECTORS

David L. Levine
Chairman, President, and Chief Executive Officer

William W. Abbott, Jr.
Former Vice Chairman, Abbott Realty Services, Inc.

Elan J. Blutinger
Managing Director, Alpine Consolidated, LLC

Joshua M. Freeman
Chairman, Carl M. Freeman Associates, Inc.

Colin V. Reed
Office of the President, Harrah's Entertainment, Inc.

Michael D. Rose
Former Chairman, Promus Hotel Corporation

David C. Sullivan
Former Chairman of the Board,
ResortQuest International, Inc.

Joseph V. Vittoria
Former Chairman and Chief Executive Officer,
Travel Services International, Inc.

Theodore L. Weise
Former President and Chief Executive Officer,
Federal Express Corporation

                      EXPERIENCE RESORTQUEST ALL YEAR LONG
                                   RESORTQUEST
                                INTERNATIONAL-SM-

      530 Oak Court Drive, Suite 360 Memphis, Tennessee 38117 901.762.0600
                                Fax 901.762.0678
                    (C) 2001 ResortQuest International, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      ResortQuest is the leading provider of vacation condominium and home rental property management services in premier destination resorts located in the United States and Canada. We have developed the first and only branded nationwide network of vacation rental properties, and currently offer management services to approximately 18,000 rental properties. Our operations are in 42 premier resort locations in the Beach, Hawaiian Islands, Mountain and Desert geographical regions.

      Our rental properties are generally second homes or investment properties owned by individuals who assign us the responsibility of managing, marketing and renting their properties. We earn management fees as a percentage of the rental income from each property, but have no ownership interest in the properties. In addition to the vacation property management business, we offer real estate brokerage services and other rental and property owner services. We also have developed a proprietary vacation rental software package that is utilized by us and over 800 other vacation property management companies.

      We provide value-added services to both vacationers and property owners. For vacationers, we offer the value, convenience and features of a condominium or home while providing many of the amenities and services of a hotel. For property owners, we offer a comprehensive package of marketing, management and rental services designed to enhance rental income and profitability while providing services to maintain the property. Property owners also benefit from our QuestPerks program, which offers benefits such as discounts on lodging, air travel and car rentals. To increase customer satisfaction, we have developed and implemented a five-tier rating system that segments our property portfolio into five categories: Bronze, Silver, Gold, Platinum and Quest Home.

      We market our properties through various media channels and have significant internet distribution through resortquest.com, our proprietary Web site offering "real time" reservations, and our multi-year travel marketing agreement with America Online (AOL Keyword: ResortQuest) announced in January 2001. In conjunction with the consummation of our AOL agreement, we have formed ResortQuest Technologies, a division of ResortQuest focused on internet alliances and inventory distribution. In September 2000, we unveiled our second generation Web site that enhances the booking experience for e-travelers. In addition to detailed property descriptions, virtual tours, interior and exterior photos and floor plans, and local information available at our original Web site, vacationers can search for properties by date, activity, event or location; comparison shop among similar vacation rental units; check for special discounts and promotions; and obtain maps and driving directions. The site also allows foreign travelers to obtain currency conversion rates. We also added AXS Technologies software that provides high speed/high resolution, scroll, pan and zoom imaging. During 2000, our Web site received more than 30 million page views, a 150% increase from the prior year, and our Web-related reservations increased to approximately 10% of total reservations.

      We completed our initial public offering on May 26, 1998 (the "IPO") and simultaneously acquired 12 vacation rental and property management companies and one vacation property management software company, First Resort Software, Inc. (together, the "Founding Companies") (the "Combinations"). Since our IPO, we have acquired an additional 21 vacation rental and property management companies (the "Post-IPO acquisitions"), thereby increasing properties under management by approximately 70%, expanding our presence into 14 new resort markets and further enhancing our unique national platform.

      For accounting and reporting purposes, Hotel Corporation of the Pacific, Inc. (commonly referred to as Aston Hotels & Resorts), one of our Founding Companies, was identified as the accounting acquirer and the remaining Founding Companies along with ResortQuest corporate were accounted for under the purchase method of accounting. Since the IPO and the Combinations, we have made three acquisitions that have been accounted for under the pooling-of-interests method of accounting and for which our historical financial statements have been restated. Accordingly, our consolidated financial information for the years ended December 31, 1998, 1999 and 2000 includes the results of Aston Hotels & Resorts and the pooling acquisitions for the entire periods presented, ResortQuest corporate and the remaining Founding Companies only since May 26, 1998, and the remaining Post-IPO acquisitions since their respective effective dates of acquisition.

RESULTS OF OPERATIONS

      Our revenues are derived primarily from property rental fees on vacation condominium and home rentals and service fees from additional services provided to vacationers and property owners. We receive property rental fees, which are generally a percentage of the rental price of the vacation properties, when the properties are rented. Rental fees range from approximately 3% to over 40% of rents collected based upon the type of services we provide to the property owner and the type of rental units managed. Revenues are recognized ratably over the rental period based on our proportionate share of the total rental price of the vacation condominium or home. For the year ended December 31, 2000, we recognized $78.5 million of property rental fees, representing 52% of our total 2000 revenues. Additional services such as reservations, housekeeping, long-distance telephone, ski lift tickets, beach equipment rental and pool cleaning are charged separately and recorded as service fees revenue. During 2000, we recognized $47.1 million of service fees, representing 31% of our total 2000 revenues. The remaining $26.4 million of our 2000 revenues were derived from other sources, including the sale and service of vacation rental and property management software, net broker commissions on real estate sales and food & beverage sales.

      Our direct operating expenses include direct compensation, telecommunication expenses, housekeeping supplies, printing, marketing and food & beverage costs. Compensation includes salaries, wages, bonuses and benefits for employees involved with the rental or maintenance of the rental units, housekeeping, marketing, reservation and food & beverage facilities. Telecommunication costs result primarily from the cost of toll-free numbers, as well as the cost of telephone service provided by us to property owners in certain markets.

      Our general and administrative expenses consist primarily of salaries, wages, bonuses and benefits for general managers, as well as other non-operational personnel, marketing, fees for professional services, rent and other general office expenses.

      Our operating results, including the impact of our acquisitions, are subject to the seasonality of our resort locations. The peak season for our Hawaiian Islands, Mountain, Desert and southern Florida operations is the first quarter, and the Beach operations' peak season, other than for southern Florida, is the third quarter.

      For better analysis, the following discussion of year-to-year financial changes includes "same-store" comparisons. Same-store comparisons exclude the impact of acquisitions completed since the first day of the earliest period being discussed.

RESULTS OF OPERATIONS -- Consolidated

      The following table sets forth the consolidated condensed results of operations for the years ended December 31, 1998, 1999 and 2000.

(dollars in thousands)                              1998                 1999                 2000
                                         ---------------     ----------------     ----------------
Revenues                                 $55,359   100.0%    $127,912   100.0%    $152,014   100.0%
Direct operating expenses                 31,596    57.1       65,804    51.4       80,314    52.8
General and administrative expenses       15,125    27.3       41,669    32.6       40,940    27.0
                                         -------   -----     --------   -----     --------   -----
Operating income before depreciation
  and amortization                         8,638    15.6       20,439    16.0       30,760    20.2
Depreciation                               1,342     2.4        2,556     2.0        3,549     2.3
Goodwill amortization                      1,806     3.3        4,353     3.4        4,934     3.2
                                         -------   -----     --------   -----     --------   -----
Operating income                         $ 5,490     9.9%    $ 13,530    10.6%    $ 22,277    14.7%
                                         =======   =====     ========   =====     ========   =====

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 - Consolidated

      Revenues. Revenues increased $24.1 million, or 19%, from $127.9 million in 1999 to $152.0 million in 2000, primarily due to same-store growth, our 2000 acquisitions, and the annualized impact of our 1999 acquisitions. Through the acquisition of three vacation rental and property management companies during the twelve months ended December 31, 2000, we entered new resort markets in Pensacola, Florida and Sun Valley, Idaho and increased our presence in the Outer Banks of North Carolina. Excluding the impact of our 2000 acquisitions and the annualized impact of our 1999 acquisitions, revenues increased $9.5 million or 8% due to a 10% increase in same-store gross lodging revenues driven by an 8% increase in revenue per available unit ("RevPAU") and a 1.9 point increase in occupancy.

      Direct Operating Expenses. Direct operating expenses increased $14.5 million, or 22%, from $65.8 million in 1999 to $80.3 million in 2000, primarily due to the increase in same-store occupancy, our current year acquisitions and the annualized impact of the 1999 acquisitions. Excluding the impact of our 1999 and 2000 acquisitions, direct operating expenses increased 10% due to the increase in occupancy and an increase in labor costs.

      General and Administrative Expenses. General and administrative expenses decreased $729,000, or 2%, from $41.7 million in 1999 to $40.9 million in 2000, primarily due to the $3.1 million in unusual charges recorded in 1999. The unusual expenses primarily represented deferred costs for possible acquisitions we determined not to pursue, costs associated with a study to identify alternative funding sources, costs associated with acquisitions during the year accounted for under the pooling-of-interests method of accounting, costs associated with a withdrawn common stock offering, and a severance accrual. Excluding the impact of these items, general and administrative expenses increased $2.3 million, or 6%, due to incremental marketing and other costs resulting from an increase in units under management.

      Depreciation and Goodwill Amortization. Depreciation and goodwill amortization increased $1.6 million, or 23%, from $6.9 million in 1999 to $8.5 million in 2000, primarily due to increased technology capital expenditures and the goodwill impact of acquisitions recorded using the purchase method of accounting. As a percentage of revenues, depreciation and goodwill amortization remained relatively flat.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998 - Consolidated

      Revenues. Revenues increased $72.5 million, or 131%, from $55.4 million in 1998 to $127.9 million in 1999, primarily due to the revenue impact of the Combinations and our 1999 acquisitions. Revenues from our 1999 acquisitions for the Mountain, Beach and Desert operations were $6.7 million, $7.5 million and $2.8 million, respectively.

      Direct Operating Expenses. Direct operating expenses increased $34.2 million, or 108%, from $31.6 million in 1998 to $65.8 million in 1999, primarily due to the expense impact of the Combinations and our 1999 acquisitions. Direct operating expenses from the Post-IPO acquisitions for the Mountain, Beach and Desert operations were $3.3 million, $4.0 million, and $1.0 million, respectively.

      General and Administrative Expenses. General and administrative expenses increased $26.6 million, or 176%, from $15.1 million in 1998 to $41.7 million in 1999, primarily due to the expense impact of the companies acquired in the Combinations and Post-IPO acquisitions, incremental public-company expenses and $3.1 million in unusual expenses. General and administrative expenses, including depreciation and goodwill amortization, from the 1999 acquisitions for the Mountain, Beach and Desert operations were $2.7 million, $1.4 million and $1.2 million, respectively.

      Depreciation and Goodwill Amortization. Depreciation and goodwill amortization increased $3.8 million, or 119%, from $3.1 million in 1998 to $6.9 million in 1999, primarily due to the annualized impact of the goodwill amortization resulting from the Combinations and Post-IPO acquisitions recorded using the purchase method of accounting. As a percentage of revenues, depreciation and goodwill amortization remained relatively flat.

Results of Operations - Regional

      Our operating results are highly seasonal due to the geographical dispersion of the resort locations in which we operate. The results of operations are subject to quarterly fluctuations caused primarily by the seasonal variations in the vacation rental and property management industry, with peak seasons dependent on whether the resort is primarily a summer or winter destination. Due to the seasonal nature of our operations, our financial results will be discussed by geographic region with Other representing our corporate and First Resort Software operations.

Beach

      The following table sets forth the consolidated condensed results of operations for the years ended December 31, 1998, 1999 and 2000 for our Beach operations in Gulf Shores, Alabama; Bethany Beach, Delaware; Beaches of South Walton, Bonita Springs, Captiva Island, Destin, Fort Myers, Fort Myers Beach, Marco Island, Okaloosa Island/Fort Walton Beach, Naples, Navarre Beach, Orlando, Pensacola, Sanibel Island and Vanderbilt Beach, Florida; St. Simons Island, Georgia; Nantucket, Massachusetts; Outer Banks, North Carolina; Lake Erie Islands, Ohio; and Hilton Head Island, South Carolina.

(dollars in thousands)                              1998               1999              2000
                                          --------------     --------------    --------------
Revenues                                  $23,925  100.0%    $71,077  100.0%   $85,318  100.0%
Direct operating expenses                  13,555   56.7      37,003   52.1     45,913   53.8
General and administrative expenses         4,898   20.4      16,592   23.3     17,658   20.7
                                          -------  -----     -------  -----    -------  -----
Operating income before depreciation
  and amortization                          5,472   22.9      17,482   24.6     21,747   25.5
Depreciation                                  402    1.7       1,223    1.7      1,582    1.8
Goodwill amortization                         816    3.4       2,305    3.3      2,632    3.1
                                          -------  -----     -------  -----    -------  -----
Operating income                          $ 4,254   17.8%    $13,954   19.6%   $17,533   20.6%
                                          =======  =====     =======  =====    =======  =====

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 - Beach

      Revenues. Revenues increased $14.2 million, or 20%, from $71.1 million in 1999 to $85.3 million in 2000, primarily due to our 1999 acquisitions, our 2000 Beach acquisitions and an 11% increase in same-store lodging revenues driven by a 4% increase in average daily rate ("ADR") and a 1.6 point increase in occupancy.

      Direct Operating Expenses. Direct operating expenses increased $8.9 million, or 24%, from $37.0 million in 1999 to $45.9 million in 2000, primarily due to our Post-IPO acquisitions, the increase in occupancy and an increase in labor costs. As a percentage of revenues, direct operating expenses increased
1.7 points due to the increase in labor costs.

      General and Administrative Expenses. General and administrative expenses increased $1.1 million, or 6%, from $16.6 million in 1999 to $17.7 million in 2000, primarily due to our Post-IPO acquisitions and a 2% increase in same-store units under management. As a percentage of revenues, general and administrative expenses decreased 2.6 points due to operating efficiencies.

      Depreciation and Goodwill Amortization. Depreciation and goodwill amortization increased $686,000, or 19%, from $3.5 million in 1999 to $4.2 million in 2000, primarily due to increased technology capital expenditures and the goodwill impact of acquisitions recorded using the purchase method of accounting. As a percentage of revenues, depreciation and goodwill amortization remained relatively flat.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998 - Beach

      Revenues. Revenues increased $47.2 million, or 198%, from $23.9 million in 1998 to $71.1 million in 1999, primarily due to the annualized impact from the acquisitions consummated as part of the Combinations. These acquisitions contributed revenue of $59.5 million in 1999 compared to $19.6 million in 1998. Also impacting revenues were the 1999 Post-IPO acquisitions that contributed $7.5 million of revenues.

      Direct Operating Expenses. Direct operating expenses increased $23.4 million, or 173%, from $13.6 million in 1998 to $37.0 million in 1999, primarily due to the annualized expense impact of the Combinations, the expense impact of the Post-IPO acquisitions and increased labor costs to service the increased units under management contract. As a percentage of revenues, direct operating expenses improved 4.6 points due to operating efficiencies.

      General and Administrative Expenses. General and administrative expenses increased $11.7 million, or 239%, from $4.9 million in 1998 to $16.6 million in 1999, primarily due to our Post-IPO acquisitions and the annualized impact of the acquisitions consummated as a part of the Combinations. As a percentage of revenues, general and administrative expenses increased 2.9 points due to the incremental marketing and other costs resulting from the increase in units under management.

      Depreciation and Goodwill Amortization. Depreciation and goodwill amortization increased $2.3 million, or 190%, from $1.2 million in 1998 to $3.5 million in 1999, primarily due to the annualized impact of the goodwill amortization resulting from the Combinations and Post-IPO acquisitions recorded using the purchase method of accounting. As a percentage of revenues, depreciation and goodwill amortization remained relatively flat.

Hawaiian Islands

      The following table sets forth the consolidated condensed results of operations for the years ended December 31, 1998, 1999 and 2000 for our Hawaiian operations on the islands of Hawaii, Kauai, Maui and Oahu.

(dollars in thousands)                              1998                1999               2000
                                         ---------------     ---------------     --------------
Revenues                                 $20,303   100.0%    $22,448   100.0%    $26,047  100.0%
Direct operating expenses                  9,861    48.6       8,799    39.2       9,387   36.0
General and administrative expenses        5,270    25.9       7,017    31.3       7,100   27.3
                                         -------   -----     -------   -----     -------  -----
Operating income before depreciation
  and amortization                         5,172    25.5       6,632    29.5       9,560   36.7
Depreciation                                 576     2.8         449     2.0         472    1.8
Goodwill amortization                         45     0.3          79     0.3          76    0.3
                                         -------   -----     -------   -----     -------  -----
Operating income                         $ 4,551    22.4%    $ 6,104    27.2%    $ 9,012   34.6%
                                         =======   =====     =======   =====     =======  =====

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 - Hawaii

      Revenues. Revenues increased $3.6 million, or 16%, from $22.4 million in 1999 to $26.0 million in 2000, primarily due to a 14% increase in lodging revenues driven by a 3.3 point increase in occupancy, a 7% increase in ADR and an 8% increase in units under management.

      Direct Operating Expenses. Direct operating expenses increased $588,000 or 7%, from $8.8 million in 1999 to $9.4 million in 2000, primarily due to the increase in occupancy. As a percentage of revenues, direct operating expenses decreased 3.2 points due to operating efficiencies.

      General and Administrative Expenses. General and administrative expenses increased $83,000, or 1%, from $7.0 million in 1999 to $7.1 million in 2000, primarily due to an 8% increase in units under management. As a percentage of revenues, general and administrative expenses decreased 4.0 points due to operating efficiencies.

      Depreciation and Goodwill Amortization. Depreciation and goodwill amortization increased $20,000, or 4%, from $528,000 in 1999 to $548,000 in 2000, primarily due to recurring capital expenditures. As a percentage of revenues, depreciation and goodwill amortization remained relatively flat.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998 - Hawaii

      Revenues. Revenues increased $2.1 million, or 10%, from $20.3 million in 1998 to $22.4 million in 1999, primarily due to the acquisition consummated as part of the Combinations. Average daily rate was down 2.6% in 1999 compared to 1998, while RevPAU was up 2.7% due to increased occupancy.

      Direct Operating Expenses. Direct operating expenses decreased $1.1 million, or 11%, from $9.9 million in 1998 to $8.8 million in 1999, primarily due to a reduction in payments made to owners of managed properties related to guaranteed levels of return. As a percentage of revenues, direct operating expenses decreased 9.4 points primarily due to the reduction in these guaranteed payments.

      General and Administrative Expenses. General and administrative expenses increased $1.7 million, or 32%, from $5.3 million in 1998 to $7.0 million in 1999, primarily due to the Combinations. As a percentage of revenues, general and administrative expenses increased 5.3 points primarily due to the Combinations.

      Depreciation and Goodwill Amortization. Depreciation and goodwill amortization decreased $93,000, or 15%, from $621,000 in 1998 to $528,000 in 1999, primarily due to the distribution of certain assets in conjunction with the Combinations. As a percentage of revenues, depreciation and goodwill amortization decreased 0.8 points as a result of this distribution.

Mountain

      The following table sets forth the consolidated condensed results of operations for the years ended December 31, 1998, 1999 and 2000 for our Mountain operations in Whistler, British Columbia; Aspen, Breckenridge, Crested Butte, Dillon, Snowmass Village and Telluride, Colorado; Sun Valley, Idaho; Big Sky, Montana; Sunriver, Oregon; and The Canyons, Deer Valley and Park City, Utah.

(dollars in thousands)                             1998                  1999                2000
                                        ---------------       ---------------      --------------
Revenues                                $ 9,012   100.0%      $27,971   100.0%     $33,727  100.0%
Direct operating expenses                 7,075    78.6        17,104    61.2       21,568   64.0
General and administrative expenses       2,491    27.6         6,583    23.5        5,842   17.3
                                        -------   -----       -------   -----      -------  -----
Operating (loss) income before
  depreciation and amortization            (554)   (6.2)        4,284    15.3        6,317   18.7
Depreciation                                324     3.6           657     2.3          742    2.2
Goodwill amortization                       310     3.4           783     2.8        1,007    3.0
                                        -------   -----       -------   -----      -------  -----
Operating income                        $(1,188)  (13.2)%     $ 2,844    10.2%     $ 4,568   13.5%
                                        =======   =====       =======   =====      =======  =====

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 - Mountain

      Revenues. Revenues increased $5.8 million, or 21%, from $28.0 million in 1999 to $33.7 million in 2000, primarily due to the annualized impact of our June 1999 acquisition in Aspen, Colorado and our July 2000 acquisition in Sun Valley, Idaho. Excluding the impact of these acquisitions, revenues decreased $268,000, or 1%, due to a 3% decline in lodging revenues driven by a 1.1 point decline in occupancy primarily resulting from the lack of snow in January 2000.

      Direct Operating Expenses. Direct operating expenses increased $4.5 million, or 26%, from $17.1 million in 1999 to $21.6 million in 2000, primarily due to the annualized impact of our Post-IPO acquisitions, our 2000 acquisition and increased labor costs. As a percentage of revenues, direct operating expenses increased 2.8 points primarily due to increased labor costs.

      General and Administrative Expenses. General and administrative expenses decreased $741,000, or 11%, from $6.6 million in 1999 to $5.8 million in 2000, primarily due to operating efficiencies that were partially offset by our July 2000 acquisition. As a percentage of revenues, general and administrative expenses decreased 6.2 points due to operating efficiencies.

      Depreciation and Goodwill Amortization. Depreciation and goodwill amortization increased $309,000, or 21%, from $1.4 million in 1999 to $1.7 million in 2000, primarily due to the goodwill impact of acquisitions recorded using the purchase method of accounting. As a percentage of revenues, depreciation and goodwill amortization remained relatively flat.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998 - Mountain

      Revenues. Revenues increased $19.0 million, or 211%, from $9.0 million in 1998 to $28.0 million in 1999, primarily due to $6.7 million in revenues from our Post-IPO acquisitions and the annualized impact of acquisitions consummated as part of the Combinations.

      Direct Operating Expenses. Direct operating expenses increased $10.0 million, or 142%, from $7.1 million in 1998 to $17.1 million in 1999, primarily due to our Post-IPO acquisitions and the annualized impact of the acquisitions consummated as part of the Combinations. As a percentage of revenues, direct operating expenses decreased 17.4 points due to the Founding Companies in this region being acquired after their peak season.

      General and Administrative Expenses. General and administrative expenses increased $4.1 million, or 164%, from $2.5 million in 1998 to $6.6 million in 1999, primarily due to our Post-IPO acquisitions and the annualized impact of the acquisitions consummated as a part of the Combinations. As a percentage of revenues, general and administrative expenses decreased 4.1 points due to the Founding Companies in this region being acquired after their peak season.

      Depreciation and Goodwill Amortization. Depreciation and goodwill amortization increased $806,000, or 127%, from $634,000 in 1998 to $1.4 million in 1999, primarily due to the annualized impact of depreciation and the goodwill amortization resulting from the Combinations and Post-IPO acquisitions recorded using the purchase method of accounting. As a percentage of revenues, depreciation and goodwill amortization remained relatively flat.

Desert

      Our Desert resort operations were a new addition in 1999 to the geographic dispersion of the resort locations in which we operate. The following table sets forth the consolidated condensed results of operations for the years ended December 31, 1999 and 2000 for our Desert operations in Scottsdale and Tucson, Arizona; and Palm Desert and Palm Springs, California.

(dollars in thousands)                                                  1999              2000
                                                              --------------     -------------
Revenues                                                      $2,774   100.0%    $3,444  100.0%
Direct operating expenses                                      1,040    37.5      1,586   46.0
General and administrative expenses                            1,060    38.2        836   24.3
                                                              ------   -----     ------  -----
Operating income before depreciation
  and amortization                                               674    24.3      1,022   29.7
Depreciation                                                      49     1.7         58    1.7
Goodwill amortization                                            118     4.3        185    5.4
                                                              ------   -----     ------  -----
Operating income                                              $  507    18.3%    $  779   22.6%
                                                              ======   =====     ======  =====

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 - Desert

      Revenues. Revenues increased $670,000, or 24%, from $2.8 million in 1999 to $3.4 million in 2000, primarily due to an 18% increase in lodging revenues driven by a 1.9 point increase in occupancy.

      Direct Operating Expenses. Direct operating expenses increased $546,000, or 53%, from $1.0 million in 1999 to $1.6 million in 2000, primarily due to an increase in occupancy and labor costs. As a percentage of revenues, direct operating expenses increased 8.5 points due to an increase in labor costs.

      General and Administrative Expenses. General and administrative expenses decreased $224,000, or 21%, from $1.1 million in 1999 to $836,000 in 2000, primarily due to operating efficiencies. As a percentage of revenues, general and administrative expenses decreased 13.9 points due to operating efficiencies.

      Depreciation and Goodwill Amortization. Depreciation and goodwill amortization increased $76,000, or 46%, from $167,000 in 1999 to $243,000 in 2000, primarily due to the goodwill impact of acquisitions recorded using the purchase method of accounting. As a percentage of revenues, depreciation and goodwill amortization increased 1.1 points due to one of the acquisitions being acquired after its peak season.

Other

      The following table sets forth the consolidated condensed results of operations for the years ended December 31, 1998, 1999 and 2000 for our Other operations comprised of First Resort Software and corporate.

(dollars in thousands)                               1998                 1999                 2000
                                         ----------------    -----------------    -----------------
Revenues                                 $ 2,119    100.0%   $ 3,642     100.0%   $ 3,478     100.0%
Direct operating expenses                  1,105     52.2      1,858      51.0      1,860      53.5
General and administrative expenses        2,466      N/M     10,417       N/M      9,504       N/M
                                         -------   ------    -------    ------    -------   -------
Operating loss before depreciation
  and amortization                        (1,452)     N/M     (8,633)      N/M     (7,886)      N/M
Depreciation                                  40      1.9        177       4.9        696      20.0
Goodwill amortization                        635     30.0      1,069      29.4      1,033      29.7
                                         -------   ------    -------    ------    -------   -------
Operating loss                           $(2,127)     N/M    $(9,879)      N/M    $(9,615)      N/M
                                         =======   ======    =======    ======    =======   =======

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 - Other

      Revenues. Revenues decreased $164,000, or 5%, from $3.6 million in 1999 to $3.5 million in 2000, primarily due to reduced software sales and service fee revenues.

      Direct Operating Expenses. Direct operating expenses remained relatively flat from 1999 to 2000. As a percentage of revenues, direct operating expenses increased 2.5 points primarily due to fixed operating costs and the decrease in revenues.

      General and Administrative Expenses. General and administrative expenses decreased $913,000, or 9%, from $10.4 million in 1999 to $9.5 million in 2000. Excluding the $3.1 million in unusual items recorded in 1999, general and administrative expenses increased $2.2 million or 30% due primarily to increased marketing expenditures and other initiatives related to increased units under management.

      Depreciation and Goodwill Amortization. Depreciation and goodwill amortization increased $483,000, or 39%, from $1.2 million in 1999 to $1.7 million in 2000, primarily due to increased technology capital expenditures related to enhancements to our Web site, upgrades to our software products sold through First Resort Software and the partial implementation of our new financial management technology platform scheduled to be completed by mid-2001. As a percentage of revenues, depreciation and goodwill amortization increased
15.4 points primarily due to investments in technology.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998 - Other

      Revenues. Revenues increased $1.5 million, or 71%, from $2.1 million in 1998 to $3.6 million in 1999, primarily due to the annualized impact of the acquisition of First Resort Software consummated as part of the Combinations.

      Direct Operating Expenses. Direct operating expense increased $753,000, or 68% from $1.1 million in 1998 to $1.9 million in 1999, primarily due to the annualized impact of the acquisition of First Resort Software consummated as part of the Combinations.

      General and Administrative Expenses. General and administrative expenses increased $7.9 million, or 316%, from $2.5 million in 1998 to $10.4 million in 1999, primarily due to a full year of corporate expenses, year 2000 compliance issue costs and $3.1 million in unusual items recorded in 1999.

      Depreciation and Goodwill Amortization. Depreciation and goodwill amortization increased $571,000, or 85%, from $675,000 in 1998 to $1.2 million in 1999, primarily due to the annualized impact of depreciation expense and goodwill amortization resulting from the Combinations and Post-IPO acquisitions recorded using the purchase method of accounting. As a percentage of revenues, depreciation and goodwill amortization increased 2.4 points, due to the timing of the Combinations.

Liquidity and Capital Resources

      Overview

      ResortQuest is a holding Company that conducts all of its operations through its subsidiaries operating in 42 resort locations. Accordingly, the primary internal source of our liquidity is through the cash flows realized from our subsidiaries and our long-term borrowings.

      We generated cash flows from operating activities of $21.9 million in 2000 primarily due to increases in net income, deferred income taxes and deferred revenue and property owner payables. Cash used in investing activities was approximately $17.7 million in 2000 due primarily to the $6.7 million in net cash payments related to the 2000 acquisitions and the earn-out payments related to 1999 acquisitions and $11.1 million in software development and implementation costs and purchases of property and equipment. In 2000, cash used in financing activities totaled $18.1 million, which represented repayments of long-term borrowings.

      At December 31, 2000, we had approximately $26.3 million in cash and cash equivalents, of which $22.1 million represents cash held in escrow. The cash held in escrow is released at varying times in accordance with state regulations, generally based upon the guest stay or, in the case of real estate sales deposits, when the property is sold. At December 31, 2000, we had a working capital deficit of $24.0 million; however, we have up to $50 million, subject to certain restrictions, available under our long-term borrowing vehicle. During 2000 we implemented a consolidated daily cash management system that allows us to fully utilize all unrestricted cash to keep our debt paid down in order to reduce our net interest expense. We anticipate that our cash flows from operations will provide cash in excess of our normal working capital needs, debt service requirements and planned capital expenditures over the next year. However, future acquisitions and/or other initiatives, depending on their size and the method of financing, may affect our liquidity and capital requirements during that time.

      Total capital expenditures for 2001 are currently anticipated to be between $10.0 million and $12.0 million, of which approximately $5.0 million is expected to be used for software development and systems integration, with the balance being applied to Web site development, building renovations, vehicles, furniture, fixtures and equipment.

      Long-Term Borrowings

      As of December 31, 2000, our long-term debt was comprised of $50.0 million in 9.06% Senior Notes due June 2004 and $884,000 in capital lease obligations and other borrowings assumed in connection with certain acquisitions.

      On January 22, 2001, we replaced our undrawn existing Credit Facility that was to expire on May 26, 2001 with a similar facility that expires on January 22, 2004. Similar to the existing Credit Facility and subject to certain limitations, the Credit Facility may be used to borrow up to $50 million and may be used acquisitions, capital expenditures and general corporate purposes. The Credit Facility may also be used for letters of credit not to exceed $2.5 million in the aggregate. The credit agreement requires us to comply with various loan covenants, which include the maintenance of certain financial ratios, restrictions on additional indebtedness and restrictions on liens, guarantees, advances, capital expenditures, sale of assets and dividends. Interest on outstanding balances of the Credit Facility is computed at our election, on the basis of either the Prime Rate or the Eurodollar Rate, as defined, plus a margin of 2.0%. Availability fees are 0.5% per annum and are payable on the unused portion of the Credit Facility. Interest and availability fees are payable monthly. The existing Credit Facility was undrawn at December 31, 2000 compared to $12.0 million of outstanding borrowings at December 31, 1999.

      On June 16, 1999, we issued $50 million of 9.06% Senior Notes, due June 2004, in connection with a note purchase agreement. The Senior Notes are secured pari passu to our Credit Facility. The note purchase agreement contains loan covenants substantially similar to those of the credit agreement under the Credit Facility and has prepayment restrictions in the form of "make-whole" provisions. Interest is payable semi-annually.

      The Credit Facility is secured pari passu to the Senior Notes by substantially all of our assets, including the stock in the Founding Companies and any future material subsidiaries, as defined. We were in compliance with all covenants on all indebtedness at December 31, 2000.

      Registration and Equity Offerings

      During 1998 and 1999, we registered 8.0 million shares of common stock through various shelf registration statement filings. As of December 31, 2000, we had issued 3,063,960 shares under these shelf registration statements in connection with acquisitions, with the remaining 4,936,040 shares available for future acquisitions.

      In connection with our IPO, common stock held by the Founding Companies' previous owners, the sponsor group partners and senior management became subject to certain transfer restrictions. These restrictions expired at various times during 1999 and 2000 resulting in a significant increase in the number of shares of common stock now publicly tradable and may limit our ability to sell shares of our common stock through a secondary public offering.

Quantitative and Qualitative Disclosures about Market Risk

      We do not have significant market risk with respect to interest rates, foreign currency exchanges or other market rate or price risks, and we do not hold any financial instruments for trading purposes. As of December 31, 2000, all of our outstanding debt was at a fixed interest rate and our only foreign operations were in Canada.

Proposed Accounting Announcements

      The Financial Accounting Standards Board issued an Exposure Draft on February 15, 2001 to address its revised views for accounting for business combinations with a final standard expected to be released in June 2001. If adopted as currently proposed, goodwill related to our future and historical acquisitions will no longer be amortized. Goodwill will be subject to reviews for impairment upon the occurrence of certain events, and, if impaired, a write-down would be recorded. We recorded goodwill amortization of $1.8 million, $4.4 million and $4.9 million in 1998, 1999 and 2000, respectively.

Acquisition Strategy

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

      Since the IPO, we have completed 21 Post-IPO acquisitions: Goldpoint Lodging in Breckenridge, Colorado, effective July 15, 1998; Plantation Resort Management, Inc., in Gulf Shores, Alabama, effective August 31, 1998; Whistler Exclusive Properties, Ltd. in Whistler, British Columbia, Canada, effective September 3, 1998; Abbott Realty Services, Inc. (commonly referred to as "Abbott Resorts") in Destin, Florida, effective September 30, 1998; Columbine Management, Inc. in Dillon, Colorado, effective December 1, 1998; Ridgepine Vacation Rentals, Inc. in Sunriver, Oregon, effective January 1, 1999; Cove Realty Management Services, Inc. in Palm Desert, California, effective January 1, 1999; Ryan's Golden Eagle Management Services, Inc. in Big Sky, Montana, effective January 5, 1999; Scottsdale Resort Accommodations, Inc. in Scottsdale, Arizona, effective February 1, 1999; Worthy Rentals, Inc. in Hilton Head Island, South Carolina, effective February 1, 1999; High Country Management, Inc. in Crested Butte, Colorado, effective March 31, 1999; Mountain High Management in Whistler, British Columbia, Canada, effective March 31, 1999; Fischer Villa Management in Tucson, Arizona, effective June 20, 1999; Shoreline Properties, Inc. in Port Clinton (i.e., Lake Erie Islands), Ohio, effective June 15, 1999; Coates, Reid & Waldron, in Aspen, Colorado, effective June 29, 1999; Shoreline Rentals, Inc. in Hilton Head, South Carolina, effective July 18, 1999; Advantage Vacation Homes by Styles, Inc. and Styles Estates, Ltd. in Orlando, Florida, effective August 6, 1999; Bluebill Vacation Properties, Inc. in Bonita Beach, Florida, effective October 1, 1999; Langford Realty, Inc. in Ft. Myers, Florida, effective May 26, 2000; Sand and Sea, Inc. in Outer Banks, North Carolina, effective May 31, 2000; and Base Mountain Properties, Inc. in Sun Valley, Idaho, effective July 1, 2000. The acquisitions of Plantation Resort, Mountain High, and High Country were accounted for under the pooling-of-interests method of accounting; the remaining Post-IPO acquisitions were accounted for under the purchase method of accounting.

      The timing, size or success of any acquisition effort and the associated potential capital commitments are unpredictable. We expect to fund future acquisitions primarily through a combination of cash flows from operations, borrowings under our Credit Facility, other debt fundings and the issuance of common stock. Our ability to fund future acquisitions through borrowings under the Credit Facility may be limited by certain restrictive covenants of the facility, the satisfaction of which may be dependent upon our ability to raise additional equity through either offerings for cash or the issuance of stock as consideration for acquisitions. Our ability to fund acquisitions through the issuance of common stock may not be feasible at the current stock price.

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

Markets

      We currently manage condominiums and homes in 42 resort locations throughout the United States and in Canada. The following table sets forth the aggregate number of properties managed in each of the following states and provinces at December 31, 2000.

BEACH RESORTS
Florida: Beaches of South Walton, Bonita Springs, Captiva Island,
  Destin, Fort Myers, Fort Myers Beach, Marco Island,
  Okaloosa Island/Fort Walton Beach, Orlando, Navarre Beach,
  Naples, Pensacola, Sanibel Island and Vanderbilt Beach.                         4,953
Massachusetts: Nantucket                                                          1,200
South Carolina: Hilton Head Island                                                  619
Delaware: Bethany Beach                                                             562
North Carolina: Outer Banks                                                         826
Georgia: St. Simons Island                                                          460
Alabama: Gulf Shores                                                                347
Ohio: Lake Erie Islands                                                             152

HAWAIIAN RESORTS
Hawaii: Hawaii, Kauai, Maui and Oahu                                              5,352

MOUNTAIN RESORTS
Colorado: Aspen, Breckenridge, Crested Butte, Dillon,
  Snowmass Village and Telluride                                                  1,354
British Columbia: Whistler                                                          635
Utah: The Canyons, Deer Valley and Park City                                        371
Montana: Big Sky                                                                    232
Oregon: Sunriver                                                                    138
Idaho:  Sun Valley                                                                  165

DESERT RESORTS
California: Palm Desert and Palm Springs                                            245
Arizona: Scottsdale and Tucson                                                      334
                                                                                 ------
TOTAL                                                                            17,945
                                                                                 ======

Risks Associated With Forward Looking Statements

      This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including but not limited to the risks associated with: successful integration of the Founding Companies and Post-IPO acquisitions, factors affecting internal growth and management of growth, our acquisition strategy and availability of financing, the travel and tourism industry, seasonality, quarterly fluctuations and general economic conditions, and our dependence on technology, e-commerce and travel providers. Important factors that could cause actual results to differ materially include, but are not limited to, those listed in our Report on Form 10-K for the year ended December 31, 2000, expected to be filed with the Securities and Exchange Commission on March 30, 2001.

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

Performance Statistics

                                                Twelve Months Ended
                                               Dec 31,       Dec 31,
  (Unaudited)                                    1999          2000       Variance
                                             --------      --------       --------
Beach
  Lodging Revenues(1)                        $118,685      $131,428        10.7 %
  Occupancy                                     53.2%         54.8%         1.6 pts
  ADR                                        $ 139.31      $ 144.43         3.7 %
  RevPAU                                     $  74.04      $  79.15         6.9 %
  Total Units                                   5,308         5,423         2.2 %

Hawaii
  Lodging Revenues(1)                        $136,788      $155,520        13.7 %
  Occupancy                                     76.0%         79.3%         3.3 pts
  ADR                                        $ 102.21      $ 109.32         7.0 %
  RevPAU                                     $  77.71      $  86.69        11.6 %
  Total Units                                   4,976         5,352         7.6 %

Mountain
  Lodging Revenues(1)                        $ 41,222      $ 40,130        (2.6)%
  Occupancy                                     33.6%         32.5%        (1.1)pts
  ADR                                        $ 158.39      $ 162.70         2.7 %
  RevPAU                                     $  53.17      $  52.83        (0.6)%
  Total Units                                   2,510         2,393        (4.7)%

Desert
  Lodging Revenues(1)                        $  7,522      $  8,835        17.5 %
  Occupancy                                     42.1%         44.0%         1.9 pts
  ADR                                        $ 110.14      $ 110.54         0.4 %
  RevPAU                                     $  46.35      $  48.62         4.9 %
  Total Units                                     583           579        (0.7)%

Total
  Lodging Revenues(1)                        $304,217      $335,913        10.4 %
  Occupancy                                     58.6%         60.5%         1.9 pts
  ADR                                        $ 120.78      $ 126.32         4.6 %
  RevPAU                                     $  70.73      $  76.42         8.0 %
  Total Units                                  13,377        13,747         2.8 %

(1) Lodging revenues are in thousands and represent the total rental charged to property rental customers. Our revenue represents from 3% to over 40% of the lodging revenues based on the services provided by us.

For better comparability, the above statistics exclude all non-exclusive management contracts as well as all properties that were not acquired by ResortQuest prior to first quarter 1999, which approximated 4,200 units as of December 31, 2000. Also excluded from these statistics are owner use nights and renovation nights, which were approximately 11.7% of gross available nights in the twelve months ended December 31, 2000 and 11.6% of gross available nights in the twelve months ended December 31, 1999.

RESORTQUEST INTERNATIONAL,INC.
CONSOLIDATED BALANCE SHEETS

                                                    Years Ended December 31,
(in thousands, except share amounts)                     1999          2000
                                                    ---------      --------
ASSETS
Current assets
  Cash and cash equivalents                          $  40,239      $ 26,344
  Trade and other receivables, net of allowance         4,394         5,957
  Deferred income taxes                                 1,237         1,061
  Other current assets                                  7,676         8,888
                                                     --------      --------
    Total current assets                               53,546        42,250
                                                     --------      --------
Goodwill, net                                         175,167       185,733
Property and equipment, net                            20,885        28,507
Notes receivable from stockholder                       4,470         4,000
Other assets                                            3,607         2,679
                                                     --------      --------
    Total assets                                     $257,675      $263,169
                                                     ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt               $    832      $    483
  Deferred revenue and property owner payables         43,392        51,653
  Accounts payable and accrued liabilities             15,149        13,774
  Other current liabilities                             1,468           303
                                                     --------      --------
    Total current liabilities                          60,841        66,213
                                                     --------      --------
Long-term debt, net of current maturities              68,090        50,401
Deferred income taxes                                     734         4,041
Other long-term obligations                             2,187         6,112
                                                     --------      --------
    Total liabilities                                 131,852       126,767
                                                     --------      --------

Commitments and contingencies

Stockholders' equity
  Common stock, $0.01 par value, 50,000,000
    shares authorized, 18,715,447 and 18,988,246
    shares outstanding, respectively.                     187           190
  Additional paid-in capital                          150,974       151,960
  Accumulated other comprehensive loss                    (33)          (49)
  Excess distributions                                (29,500)      (29,500)
  Retained earnings                                     4,195        13,801
                                                     --------      --------
    Total stockholders' equity                        125,823       136,402
                                                     --------      --------
    Total liabilities and stockholders' equity       $257,675      $263,169
                                                     ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

RESORTQUEST INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF INCOME

                                                      Years Ended December 31,
(in thousands, except per share amounts)     1998          1999          2000
                                          -------      --------      --------
Revenues
  Property management fees                $27,022      $ 65,795      $ 78,543
  Service fees                             15,603        38,608        47,080
  Real estate and other                    12,734        23,509        26,391
                                          -------      --------      --------
    Total revenues                         55,359       127,912       152,014
                                          -------      --------      --------
Operating expenses
  Direct operating                         31,596        65,804        80,314
  General and administrative               15,125        41,669        40,940
  Depreciation                              1,342         2,556         3,549
  Goodwill amortization                     1,806         4,353         4,934
                                          -------      --------      --------
    Total operating expenses               49,869       114,382       129,737
                                          -------      --------      --------
Operating income                            5,490        13,530        22,277
Interest and other expense, net               507         4,228         4,814
                                          -------      --------      --------
Income before income taxes                  4,983         9,302        17,463
Provision for income taxes                  1,518         4,873         7,857
                                          -------      --------      --------
Income from continuing operations           3,465         4,429         9,606
Income from discontinued operations         1,347             -             -
                                          -------      --------      --------
Net income                                $ 4,812      $  4,429      $  9,606
                                          =======      ========      ========
Earnings per share
  Basic
    Continuing operations                 $  0.32      $   0.25      $   0.51
    Discontinued operations                  0.12             -             -
                                          -------      --------      --------
    Net income                            $  0.44      $   0.25      $   0.51
                                          =======      ========      ========
  Diluted
    Continuing operations                 $  0.32      $   0.24      $   0.51
    Discontinued operations                  0.12             -             -
                                          -------      --------      --------
    Net income                            $  0.44      $   0.24      $   0.51
                                          =======      ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

RESORTQUEST INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                                                                  Accumalated
                                                Common Stock     Additional             Other
                                                ------------        Paid-in     Comprehensive          Excess
(in thousands, except share amounts)           Shares Amount        Capital              Loss   Distributions
                                           ---------- ------     ----------     -------------   -------------
Balance, December 31, 1997                  2,101,113   $ 21       $    214              $ (5)       $      -
  Net income                                        -      -              -                 -               -
  Foreign currency translation loss                 -      -              -               (14)              -
  Initial public offering                   6,670,000     67         59,954                 -               -
  Distributions                                     -      -              -                 -         (29,500)
  Stock issued in connection with:
    Combinations                            7,545,953     75         68,620                 -               -
    Post-IPO acquisitions                     775,702      8          7,257                 -               -
                                           ----------   ----        -------              ----        --------
  1998 Comprehensive Income

Balance, December 31, 1998                 17,092,768    171        136,045               (19)        (29,500)

  Net income                                        -      -              -                 -
  Foreign currency translation loss                 -      -              -               (14)              -
  Distributions                                     -      -              -                 -               -
  Stock issued in connection with:
    Exercise of employee stock options          3,436      -             37                 -               -
    Post-IPO acquisitions                   1,619,243     16         14,892                 -               -
                                           ----------   ----       --------              ----        --------
  1999 Comprehensive Income

Balance, December 31, 1999                 18,715,447    187        150,974               (33)        (29,500)

  Net income                                        -      -              -                 -
  Foreign currency translation loss                 -      -              -               (16)              -
  Stock issued in connection with:
    Post-IPO acquisitions                     272,799      3            986                 -               -
                                           ----------   ----       --------              ----        --------
  2000 Comprehensive Income

Balance, December 31, 2000                 18,988,246   $190       $151,960              $(49)       $(29,500)
                                           ==========   ====       ========              ====        ========

                                              Retained
                                              Earnings
                                          (Accumulated                   Comprehensive
(in thousands, except share amounts)           Deficit)        Total            Income
                                          ------------      --------     -------------
Balance, December 31, 1997                     $  (627)     $   (397)
  Net income                                     4,812         4,812            $4,812
  Foreign currency translation loss                  -           (14)              (14)
  Initial public offering                            -        60,021                 -
  Distributions                                 (4,027)      (33,527)                -
  Stock issued in connection with:
    Combinations                                     -        68,695                 -
    Post-IPO acquisitions                            -         7,265                 -
                                               -------      --------            ------
  1998 Comprehensive Income                                                      4,798
                                                                                ======
Balance, December 31, 1998                         158       106,855

  Net income                                     4,429         4,429             4,429
  Foreign currency translation loss                  -           (14)              (14)
  Distributions                                   (392)         (392)                -
  Stock issued in connection with:
    Exercise of employee stock options               -            37                 -
    Post-IPO acquisitions                            -        14,908                 -
                                               -------      --------            ------
  1999 Comprehensive Income                                                      4,415
                                                                                ======
Balance, December 31, 1999                       4,195       125,823

  Net income                                     9,606         9,606             9,606
  Foreign currency translation loss                              (16)              (16)
  Stock issued in connection with:
    Post-IPO acquisitions                            -           989                 -
                                               -------      --------            ------
  2000 Comprehensive Income                                                     $9,590
                                                                                ======
Balance, December 31, 2000                     $13,801      $136,402
                                               =======      ========

The accompanying notes are an integral part of these consolidated financial statements.

RESORTQUEST INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Years Ended December 31,
(in thousands)                                                                   1998         1999         2000
                                                                             --------     --------     --------
Cash flows from operating activities
  Net income                                                                 $  4,812     $  4,429     $  9,606
  Income from discontinued operations                                          (1,347)           -            -
                                                                             --------     --------     --------
  Income from continuing operations                                             3,465        4,429        9,606
  Adjustments to reconcile income from continuing
   operations to net cash provided by
   operating activities
      Depreciation and goodwill amortization                                    3,148        6,909        8,483
      Changes in operating assets and liabilities
        Trade and other receivables                                             1,631          468       (1,507)
        Deferred revenue and property owner payables                           10,471        3,370        4,451
        Accounts payable and accrued liabilities                               (3,288)        (192)         407
        Deferred income taxes                                                     503          667        3,756
        Other                                                                  (2,566)      (2,208)      (3,310)
                                                                             --------     --------     --------
          Net cash provided by continuing operations                           13,364       13,443       21,886
  Cash flows used in discontinued operations                                      (56)           -            -
                                                                             --------     --------     --------
          Net cash provided by operating activities                            13,308       13,443       21,886
                                                                             --------     --------     --------
  Cash flows from investing activities
    Cash portion of acquisitions, net                                         (35,518)     (20,079)      (6,657)
    Purchases of property and equipment                                        (4,021)      (5,280)     (11,057)
    Other                                                                           -         (769)           -
                                                                             --------     --------     --------
          Net cash used in investing activities                               (39,539)     (26,128)     (17,714)
                                                                             --------     --------     --------
  Cash flows from financing activities
    Net proceeds from issuance of Senior Notes                                      -       48,986            -
    Net Credit Facility borrowings (repayments)                                32,000      (24,813)     (12,000)
    Proceeds (repayments) from issuance of secured mortgage notes                   -        5,734       (5,734)
    Payment of capital lease and other debt obligations                       (10,654)      (2,838)        (333)
    Distributions to stockholders                                             (33,527)        (392)           -
    Net proceeds from public stock issuance                                    60,021            -            -
                                                                             --------     --------     --------
          Net cash provided by (used in) financing activities                  47,840       26,677      (18,067)
                                                                             --------     --------     --------
Net change in cash and cash equivalents                                        21,609       13,992      (13,895)
Cash and cash equivalents, beginning of period                                  4,638       26,247       40,239
                                                                             --------     --------     --------
Cash and cash equivalents, end of period                                     $ 26,247     $ 40,239     $ 26,344
                                                                             ========     ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

RESORTQUEST INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000

In these footnotes, the words "Company," "ResortQuest," "we," "our" and "us" refer to ResortQuest International, Inc., a Delaware corporation, and its wholly-owned subsidiaries, unless otherwise stated or the context requires otherwise.

NOTE 1 - BASIS OF PRESENTATION

Formation

      ResortQuest is the first Company to offer vacation condominium and home rentals, sales and management under a national brand name and is a leading provider of vacation rentals in premier destination resorts located in the United States and Canada. Effective with the closing of our initial public offering on May 26, 1998 (the "IPO"), we acquired 12 vacation rental and property management companies and one leading vacation rental and property management software company (collectively the "Founding Companies") (the "Combinations"). However, for accounting and reporting purposes, Hotel Corporation of the Pacific, Inc. (commonly referred to as "Aston Hotels & Resorts") was identified as the accounting acquiror and the remaining Founding Companies along with ResortQuest corporate were accounted for under the purchase method of accounting.

Pooling Restatements

      Since our IPO, we have consummated 21 acquisitions (the "Post-IPO acquisitions"), three of which were accounted for under the pooling-of-interests method of accounting. As these acquisitions were consummated in 1998 and the first quarter of 1999, we retroactively restated all prior historical consolidated financial statements for these pooling-of-interests acquisitions. The restated historical consolidated financial statements include the financial results of Aston Hotels & Resorts and the three pooling acquisitions for all periods presented, ResortQuest corporate and the remaining Founding Companies only since May 26, 1998, and the remaining Post-IPO acquisitions from their respective effective dates of acquisition.

Post-IPO Acquisitions

      Subsequent to the IPO, we completed five acquisitions through the end of 1998 for a total cost of $45.8 million with 22.5% of the consideration paid in the form of common stock with an aggregate value of $10.3 million and $35.5 million of net cash consideration, one of which was accounted for under the pooling-of-interests method of accounting. During 1999, we completed 13 acquisitions for a total cost of $39.3 million, with 48.9% of the consideration paid in the form of common stock with an aggregate value of $19.2 million and $20.1 million of net cash consideration, two of which were accounted for under the pooling-of-interests method of accounting. During 2000, we completed three acquisitions for a total cost of $7.6 million, including earn-up payments related to the 1999 acquisitions, with 12.9% of the net consideration paid in the form of common stock with an aggregate value of $989,000, net of retired escrow shares and the remaining $6.6 million of consideration paid in cash, net of cash acquired. All acquisitions were accounted for under the purchase method of accounting, unless otherwise noted. The aggregate impact of the 2000 acquisitions was not material to our financial statements. The 1998 and 1999 acquisitions were material to our financial statements and we noted the following pro forma results assuming these combinations had occurred on January 1, 1998:

                                                    Years Ended December 31,
(in thousands, unaudited)                              1998            1999
                                                    -------        --------
Revenues
  ResortQuest, as restated                          $55,359        $127,912
  Combinations                                       34,938          16,865
                                                    -------        --------
  Pro forma combined revenues                       $90,297        $144,777
                                                    =======        ========
Net income
  ResortQuest, as restated                          $ 4,812        $  4,429
  Combinations                                        3,020           2,390
                                                    -------        --------
  Pro forma combined net income                     $ 7,832        $  6,819
                                                    =======        ========

These unaudited pro forma results are presented for comparative purposes only. The pro forma results are not necessarily indicative of what our actual results would have been had these acquisitions been completed on January 1, 1998, or of future results.

Acquisition Costs

      Costs incurred in the course of our evaluation of acquisition candidates and the ultimate consummation of acquisitions consist primarily of legal fees, accounting fees and other costs incurred by us in identifying and closing transactions. All costs incurred are deferred on the balance sheet until the related transaction is either consummated or abandoned. Similar treatment is followed in recording costs incurred by us in the course of generating additional debt or equity financing. We incurred $716,000 and $134,000 in 1999 and 1998, respectively, in transaction costs related to the acquisitions accounted for under the pooling-of-interests method. These costs were recorded in general and administrative expenses during 1999 and 1998. For the acquisitions accounted for under the purchase method of accounting, all transaction costs and the excess of the purchase price over the fair value of identified net assets acquired represents goodwill. Goodwill is amortized over a life up to 40 years and is calculated based on a preliminary estimate that is adjusted to its final balance within one year of the close of the acquisition. Additionally, certain of our acquisitions have "earn-up" provisions that require additional consideration to be paid if certain operating results are achieved over periods of up to three years. This additional consideration is recorded as goodwill when the amount is fixed and determinable.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

      Property Management Fees

      We receive property rental fees when the properties are rented, which are generally a percentage of the rental price of the vacation property. Rental fees range from approximately 3% to over 40% of rents collected based upon the type of services we provide to the property owner and the type of rental units managed. Revenues are recognized ratably over the rental period based on our proportionate share of the total rental price of the vacation condominium or home. We require certain minimum deposits when reservations are booked. These deposits are recorded as a component of deferred revenue and property owner payables. Revenues from cancellations are recorded at the time of cancellation.

      Service Fees

      We internally provide or arrange through third parties certain services for property owners or guests. Service fees include reservations, housekeeping, long-distance telephone, ski rentals, lift tickets, beach equipment rentals and pool cleaning. Internally provided services are recognized as service fee revenue when the service is provided. Services provided by third parties are generally billed directly to property owners and are not included in the accompanying consolidated financial statements.

      Other

      We recognize other revenues primarily related to real estate broker commissions, food & beverage sales and software and maintenance sales. We have real estate broker sales operations in 28 resort locations. We recognize revenues on real estate sales when such transactions are complete and such revenue is recorded net of the related agent commissions. We also manage food & beverage outlets in connection with the management of larger condominium complexes, primarily in Hawaii and Florida. First Resort Software, Inc. ("First Resort") sells a fully integrated software package specifically designed for the property rental business, along with ongoing service contracts. First Resort recognizes software and maintenance revenues when the systems are installed and ratably over the service period, respectively. Other revenues were as follows:

                                                                Years Ended December 31,
(in thousands)                                               1998       1999       2000
                                                          -------    -------    -------
Real estate brokerage commissions, net                    $ 4,858    $13,282    $17,188
Food & beverage                                             2,265      4,067      4,575
Software sales and service                                  1,954      3,448      3,330
Other                                                       3,657      2,712      1,298
                                                          -------    -------    -------
                                                          $12,734    $23,509    $26,391
                                                          =======    =======    =======

Direct Operating Expenses

      Direct operating expenses include expenses related to housekeeping, maintenance, reservations, marketing, advertising and other costs associated with rental and management. Direct operating expenses also include food & beverage cost of sales and operating expenses as follows:

                                                                Years Ended December 31,
(in thousands)                                              1998       1999        2000
                                                         -------    -------     -------
Rental and management                                    $29,362    $62,149     $75,849
Food & beverage                                            2,234      3,655       4,465
                                                         -------    -------     -------
                                                         $31,596    $65,804     $80,314
                                                         =======    =======     =======

Goodwill

      Goodwill is the excess of the purchase price over fair value of identified net assets acquired in business combinations accounted for under the purchase method of accounting. Goodwill is being amortized on a straight-line basis over 40 years, other than that associated with the acquisition of First Resort, which is being amortized over 15 years. We recognized goodwill amortization of $1.8 million, $4.4 million and $4.9 million in 1998, 1999 and 2000, respectively.

Income Taxes

      Prior to the IPO, Aston Hotels & Resorts had elected S Corporation status as defined by the Internal Revenue Code and state tax statutes. Under S Corporation status, the former stockholders reported their share of our taxable earnings or losses in their personal tax returns for the periods prior to the Combinations. In conjunction with the Combinations, Aston Hotels & Resorts changed from an S Corporation to a C Corporation for federal and state income tax reporting purposes, which requires us to recognize the tax consequences of operations in our consolidated statements of income.

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

Cash and Cash Equivalents

      For the purposes of the consolidated balance sheets and statements of cash flows, we consider all investments with original maturities of three months or less to be cash equivalents. At December 31, 1999 and 2000, cash and cash equivalents included $29.1 million and $22.1 million, respectively, of cash held in escrow for prepaid rentals and pending real estate sales transactions.

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

      In accordance with the AICPA's Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," certain costs related to the development of software for internal use must be capitalized. We have capitalized internal development costs, primarily related to outside professional fees and internal payroll and related benefits, as prescribed by SOP No. 98-1. These costs are being amortized on a straight-line basis over the estimated useful lives of the related projects ranging from three to ten years.

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

Proposed Accounting Announcements

      The Financial Accounting Standards Board issued an Exposure Draft on February 15, 2001 to address its revised views for accounting for business combinations with a final standard expected to be released in June 2001. If adopted as currently proposed, goodwill related to our future and historical acquisitions will no longer be amortized. Goodwill will be subject to reviews for impairment upon the occurrence of certain events, and, if impaired, a write-down would be recorded. We recorded goodwill amortization of $1.8 million, $4.4 million and $4.9 million in 1998, 1999 and 2000, respectively.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

      Our property management operations are concentrated in the states of Colorado, Hawaii and Florida. For the year ended December 31, 2000, Colorado, Hawaii and Florida accounted for 14%, 17% and 36%, respectively, of our consolidated revenues.

Reclassifications

      Certain prior year amounts have been reclassified to conform with the 2000 presentation.

NOTE 3 - NOTES RECEIVABLE FROM STOCKHOLDERS

      In connection with the Combinations, Aston Hotels & Resorts formalized its receivable resulting from cash advances to its primary stockholder (see the Litigation section of Note 9) with a $4.0 million promissory note. On February 16, 2000, this Note was restructured in order to provide for additional collateral. At this time, certain management fee receivables and accrued interest of approximately $1.1 million were also aggregated into a separate note (collectively, the "Notes"). The Notes are collateralized by certain real estate held by the stockholder and bear interest at 1/2% below the prime rate of interest, but not less than 6% and not more than 10%. The $1.1 million note, plus accrued interest, is due in two equal installments on December 31, 2000 and June 30, 2001. Interest payments under the $4.0 million note are due every January and July 1st, with the principal being due in full on May 25, 2008. All payments due under the restructured terms of the Notes have been received.

NOTE 4 - DISCONTINUED OPERATIONS

      ResortQuest decided in 1998 that it would no longer enter into leasing arrangements for lodging facilities. Accordingly, for all periods presented in the accompanying consolidated financial statements, the financial position, results of operations and cash flows of the leased assets are reflected as discontinued operations. Concurrent with the Combinations, Aston Hotels & Resorts assigned such leases to AST Holdings, Inc., a corporation owned by Aston Hotels & Resorts' primary stockholder. On May 27, 1998, ResortQuest entered into a contract with AST Holdings to manage these facilities for a fee. Income from discontinued operations is as follows:

                                                                Year Ended
                                                               December 31,
(in thousands)                                                        1998
                                                                   -------
Revenues                                                           $14,304
Operating expenses                                                  10,120
General and administrative expenses                                  2,839
                                                                   -------
  Operating income                                                   1,345
Other income                                                             2
                                                                   -------
  Net income from discontinued operations                          $ 1,347
                                                                   =======

Note 5 - UNUSUAL EXPENSES AND OTHER CHARGES

      During 1999, general and administrative expenses included $3.1 million of items that management considers unusual expenses and other charges. These charges included $906,000 related to a study to explore alternate funding sources; $734,000 in accrued severance payments to three former members of management; $716,000 in transaction costs for two of our 1999 acquisitions accounted for under the pooling-of-interests method; $471,000 related to an indefinitely suspended secondary offering filed during the second quarter of 1999; and $321,000 in costs related to abandoned acquisitions.

NOTE 6 - SUPPLEMENTAL FINANCIAL INFORMATION

Trade and other receivables consisted of the following:

                                                                       Years Ended December 31,
(in thousands)                                                                 1999       2000
                                                                             ------     ------
Receivables from managed properties                                          $1,437     $3,748
Travel agent and other                                                        3,109      2,537
                                                                             ------     ------
  Total                                                                       4,546      6,285
Less - allowance for doubtful accounts                                         (152)      (328)
                                                                             ------     ------
                                                                             $4,394     $5,957
                                                                             ======     ======

Property and equipment consisted of the following:

                                               Estimated Useful        Years Ended December 31,
(in thousands)                                     Life in Years              1999        2000
                                               -----------------       -----------     -------
Land and improvements                                                      $ 2,249     $ 2,274
Building and improvements                                15-30               7,984       8,541
Furniture, fixtures and equipment                         3-10              12,539      16,124
Software and Web development                              3-10               1,496       8,071
Leased property                                           3- 7               1,935       1,833
                                                                           -------     -------
                                                                            26,203      36,843
Less - accumulated depreciation                                             (5,318)     (8,336)
                                                                           -------     -------
                                                                           $20,885     $28,507
                                                                           =======     =======

Accounts payable and accrued liabilities consisted of the following:

                                                                       Years Ended December 31,
(in thousands)                                                                1999        2000
                                                                           -------     -------
Accounts payable                                                           $ 9,387     $ 5,242
Accrued payroll                                                              3,370       5,103
Other accrued liabilities                                                    2,392       3,429
                                                                           -------     -------
                                                                           $15,149     $13,774
                                                                           =======     =======

Supplemental cash flow information is as follows:

                                                                       Years Ended December 31,
(in thousands)                                                     1998        1999       2000
                                                                -------     -------   --------
Supplemental disclosure of cash flow transactions
  Cash paid for interest                                        $   658     $ 5,292   $  6,028
                                                                =======     =======   ========
  Cash paid for income taxes                                    $   721     $ 6,823   $  5,919
                                                                =======     =======   ========
Supplemental disclosure of non-cash flow information
  Capital lease obligations                                     $    83     $   595   $    674
                                                                =======     =======   ========
  Common stock portion of Combinations                          $68,695     $     -   $      -
                                                                =======     =======   ========
  Common stock portion of Post-IPO acquisitions                 $ 7,265     $14,908   $    989
                                                                =======     =======   ========

NOTE 7 - LONG-TERM DEBT

      On January 22, 2001, we replaced our existing Credit Facility that was to expire on May 26, 2001 with a similar facility that expires on January 22, 2004. Similar to the existing Credit Facility and subject to certain limitations, the new Credit Facility may be used to borrow up to $50 million and may be used for acquisitions, capital expenditures and general corporate purposes. The Credit Facility may also be used for letters of credit not to exceed $2.5 million in the aggregate. The credit agreement requires us to comply with various loan covenants, which include maintenance of certain financial ratios, restrictions on additional indebtedness and restrictions on liens, guarantees, advances, capital expenditures, sale of assets and dividends. Interest on outstanding balances of the Credit Facility is computed at our election, on the basis of either the Prime Rate or the Eurodollar Rate, as defined, plus a margin of 2.0%. Availability fees are 0.5% per annum and are payable on the unused portion of the Credit Facility. Interest and availability fees are payable monthly. The Credit Facility was undrawn at December 31, 2000. There were $12.0 million of outstanding borrowings under the Credit Facility at December 31, 1999.

      On June 16, 1999, we issued $50 million of 9.06% Senior Notes, due June 2004, in connection with a note purchase agreement. The Senior Notes are secured pari passu to our Credit Facility. The note purchase agreement contains loan covenants substantially similar to those of the credit agreement under the Credit Facility and has prepayment restrictions in the form of "make-whole" provisions. Interest is payable semi-annually.

      The Credit Facility is secured pari passu to the Senior Notes by substantially all of our assets, including the stock in the Founding Companies and any future material subsidiaries, as defined. We were in compliance with all covenants on all indebtedness at December 31, 2000.

At December 31, 1999 and 2000, long-term debt consisted of the following:

                                                                            Years Ended December 31,
(in thousands)                                                                       1999       2000
                                                                                  -------    -------
Senior Notes                                                                      $50,000    $50,000
Credit Facility                                                                    12,000          -
Various notes with banks, secured by certain assets, at interest rates
  ranging from 1.9% to 9.1%, due between June 2001 through June 2004                5,593        229
Long-term capital lease obligations                                                 1,329        655
                                                                                  -------    -------
  Total                                                                            68,922     50,884
Less - current maturities                                                            (832)      (483)
                                                                                  -------    -------
Long-term debt, net of current maturities                                         $68,090    $50,401
                                                                                  =======    =======

Annual maturities of long-term debt are: 2001, $483,000; 2002, $354,000; 2003,
$40,000; 2004, $50.0 million; 2005, $3,000; and $1,000 thereafter.

NOTE 8 - OPERATING LEASES

      ResortQuest has entered into non-cancelable operating leases for equipment, facilities, office space, hotel properties and individual condominium units within its managed properties. At December 31, 2000, future minimum lease commitments under non-cancelable operating leases are as follows:

                                         Year Ended December 31,
(in thousands)
                                                        -------
2001                                                    $ 3,360
2002                                                      2,544
2003                                                      2,307
2004                                                      1,974
2005                                                      1,943
Thereafter                                                6,294
                                                        -------
                                                        $18,422
                                                        =======

      Under terms of the leases, ResortQuest is generally required to pay all taxes, insurance and maintenance. Rent expense for 1998, 1999 and 2000 was approximately $5.0 million, $4.8 million and $5.9 million, respectively.

      In conjunction with the Combinations and Post-IPO acquisitions, ResortQuest entered into several lease agreements with certain former owners for the use of office space and facilities. Lease payments made to former owners, who are also significant stockholders and directors, during 1998, 1999 and 2000 were approximately $548,000, $407,000 and $410,000, respectively.

      As an accommodation to certain of the managed properties, the Company assists in obtaining leases of operating equipment. In some instances, this assistance includes entering into the leases as the technical lessee. The managed properties perform all obligations under the leases, including making lease payments and providing insurance coverage. ResortQuest is contingently liable under the leases until completion of the lease terms. Because ResortQuest undertakes the role of a technical lessee simply as an accommodation to the managed properties and because the leased equipment is used only for and by the managed properties, these leases have not been recorded in the Company's financial statements. At December 31, 2000 all remaining obligations under these leases approximated $1.5 million.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Guarantees

      Certain of our management agreements in Hawaii contain provisions for guaranteed levels of returns to owners. These agreements also contain force majeure clauses to protect the Company from forces or occurrences beyond the control of management. During 1998, 1999 and 2000, ResortQuest made payments in excess of the management fees earned on these guaranteed agreements of $840,000, $133,000 and $390,000, respectively.

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

      ResortQuest is not aware of any events that have or could have caused any party to act under such indemnification under any of the Agreements during the periods presented in the accompanying consolidated financial statements.

Litigation

      On May 26, 2000, Hotel Corp. of the Pacific, Inc., a subsidary of ResortQuest doing business as Aston Hotels & Resorts, instituted legal proceedings in the Circuit Court for the First Circuit of Hawaii against Andre
S. Tatibouet, a previous director of ResortQuest, a previous beneficial owner of more than five percent of our outstanding common stock and currently the president of Hotel Corp. This action arises out of a document styled Cooperation Agreement that was signed by Andre S. Tatibouet, purporting to act on behalf of Hotel Corp., on the one hand, with Cendant Global Services B.V. and Aston Hotels & Resorts International, Inc., on the other hand. The Cooperation Agreement contains several provisions that are detrimental to Hotel Corp., including provisions purporting to transfer certain intellectual property and limit certain intellectual property rights held by Hotel Corp. Hotel Corp. seeks monetary damages for breach of fiduciary duty, fraudq and negligent misrepresentation. By order of the Circuit Court, the claims asserted by Hotel Corp. in the lawsuit have been consolidated with an arbitration demand, filed with the American Arbitration Association by Mr. Tatibouet, in which he alleges various breaches of his employment agreement with Hotel Corp.

      Also on May 26, 2000, ResortQuest International and Hotel Corp. brought action in the Ciruit Court for the First Circuit of Hawaii against Cendant Corporation, Aston Hotels & Resorts International, Inc. and Cendant Global Services B.V. ("Defendants"). It is the position of ResortQuest and Hotel Corp. that the Cooperation Agreement is voidable because (i) it was entered in breach of a prior agreement between ResortQuest, and the parent company of Cendant Global Services B.V. and Aston Hotels & Resorts International, Inc., Cendant Corporation, and (ii) it was entered into by an interested director and officer of Hotel Corp. who was engaging in self-dealing. Accordingly, ResortQuest and Hotel Corp. seek damages for breach of contract against Cendant, and the equitable remedies of rescission and replevin. We believe that we have meritorious claims in each matter.

      We are also involved in various legal actions arising in the ordinary course of our business. We do not believe that any of the remaining actions will have a material adverse effect on our business, financial condition or results of operations.

Insurance

      ResortQuest carries a broad range of insurance coverage, including general and business auto liability, commercial property and a general umbrella policy. The Company has not incurred significant claims or losses on any of its insurance policies during the periods presented in the accompanying consolidated financial statements.

Employee Health Insurance

      We introduced a national healthcare plan on August 1, 2000 for all domestic team members. The plan provides a broad spectrum of healthcare choices for all full time team members to select the coverage that best suits their needs. The plan includes medical, dental, vision, life, AD&D, LTD and voluntary life insurance coverages. The employee medical and dental coverages are self-insured by the Company. All self-insurance reserves include accruals of estimated settlements for known claims, as well as accruals for estimates of incurred, but not reported claims. These estimates are based on industry claim factors provided by a plan administrator. Though changes in cost assumptions, as well as changes in actual experience, could cause these estimates to change significantly in the near term, the Company maintains stop loss insurance to minimize the effect of large claims on its financial results. During 2000, the Company incurred $540,000 in expense related to this self-insured plan.

Workers' Compensation Insurance

      We introduced a self-insured workers' compensation insurance plan on December 1, 2000 for most domestic team members. Previous coverage was provided through full premium-based policies. Team members in certain locations remain covered under these premium-based policies. All self-insurance reserves include accruals of estimated settlements for known claims, as well as accruals for estimates of incurred, but not reported claims. These estimates are based on industry claim factors provided by a plan administrator. Though changes in cost assumptions, as well as changes in actual experience, could cause these estimates to change significantly in the near term, the Company maintains stop loss insurance to minimize the effect of large claims on its financial results. During 2000, the Company incurred $92,000 in expense related to this self-insured plan.

Benefit Plans

      We established a new 401(k) profit sharing plan, which covers all domestic team members. During 1999 all pre-existing plans were merged into the new plan. Under the new plan that began on April 1, 1999, employees may defer from 1% to 20% of eligible earnings, the Company matches 50% of the first 6% of employee contributions, and employee vesting in Company matching contributions occurs over a three-year period. During 2000, the Company incurred $1.2 million in expense related to this plan.

Employment Agreements

      Effective with the Combinations and the Post-IPO acquisitions, ResortQuest entered into employment agreements with all senior corporate officers and several key employees. Among other things, these agreements allow for severance payments and some include acceleration of stock option awards upon a change in control of ResortQuest, as defined under the agreements. At December 31, 2000, the maximum amount of compensation that would be payable under all agreements if a change in control occurred without prior written notice would be approximately $9.0 million.

NOTE 10 - STOCKHOLDERS' EQUITY

Common Stock

      On May 26, 1998, ResortQuest issued an aggregate of 9,254,286 shares of common stock in connection with the Combinations (1,708,333 shares to Aston Hotels & Resorts' stockholders and 7,545,953 shares to the remaining stockholders involved with the Combinations) and 6,670,000 shares of common stock in connection with the IPO. Shares issued in the IPO were sold at a price to the public of $11.00 per share. The net proceeds to ResortQuest from the IPO (after deducting underwriting discounts, commissions and offering expenses) were approximately $60.0 million. Subsequent to the IPO, ResortQuest issued 3,063,960 shares of common stock in connection with the Post-IPO acquisitions (392,780 shares in the pooling-of-interests acquisitions and 2,671,180 shares in the purchase acquisitions). At December 31, 2000, ResortQuest had 18,988,246 shares of common stock issued and outstanding (16,240,916 shares of common stock and 2,747,330 shares of restricted common stock). The common stock and restricted common stock are identical except that the holders of restricted common stock are only entitled to one-half of one vote for each share on all matters.

      On June 25, 1998, ResortQuest registered 3.0 million shares of common stock pursuant to a shelf registration statement. On July 16, 1999, ResortQuest registered an additional 5.0 million shares of common stock pursuant to a shelf registration statement. As with our initial shelf registration statement, the shares covered by this statement are available to be used for future acquisitions. At December 31, 2000, 3,063,960 of the shares covered by these shelf registration statements have been issued in connection with Post-IPO acquisitions.

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

NOTE 11 - STOCK OPTIONS

      In March 1998, our Board of Directors and stockholders approved the 1998 Long-Term Incentive Plan (the "Incentive Plan"). The options granted under the Incentive Plan vest annually and ratably over a period from three to four years after the date of grant and expire five to ten years after the grant date. We have reserved 2,848,236 shares of authorized common stock for use in connection with the Incentive Plan. In connection with the IPO, options in the form of non-qualified stock options to purchase a total of 1,695,000 shares of common stock of the Company at $11.00 per share were granted to management of the Founding Companies, corporate management, certain stockholders and non-employee directors. Subsequent to the IPO, 1,490,353 non-qualified stock options have been granted to new employees at the then ResortQuest common stock market value (ranging from $4.06 to $16.88). The Incentive Plan also provides for the issuance of stock appreciation rights, restricted or deferred stock, dividend equivalents, bonus shares and awards in lieu of our obligations to pay cash compensation, non-employee directors' deferred shares or other awards. The value of the options is based in whole or in part upon the value of the common stock.

      We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our stock option plan. Accordingly, no compensation cost has been recognized in the consolidated statements of income for the Incentive Plan. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," we have estimated the fair value of each option grant using the Black-Scholes Option-Pricing Model. Had compensation cost for awards under the Incentive Plan been determined based on the fair value at the grant dates, our net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table:

                                                                  Years Ended December 31,
(in thousands, except per share amounts)                      1998       1999        2000
                                                            ------     ------     -------
Net income
  As reported                                               $4,812     $4,429      $9,606
  Pro forma                                                  4,136      3,139       8,594
Basic earnings per share
  As reported                                               $ 0.44     $ 0.25      $ 0.51
  Pro forma                                                   0.38       0.17        0.45
Diluted earnings per share
  As reported                                               $ 0.44     $ 0.24      $ 0.51
  Pro forma                                                   0.38       0.17        0.45

A summary of ResortQuest's stock option transactions, from May 26, 1998, through December 31, 2000, is as follows:

                                 Weighted                                Common
                                  Average                                 Stock
                                 Exercise               Options       Available
                                    Price           Outstanding       For Grant
                                 --------           -----------      ----------
IPO - May 26, 1998                    n/a                     -       1,910,914
  Approval of new option              n/a                     -         116,117
  Granted                          $10.90             1,874,351      (1,874,351)
                                   ------             ---------      ----------
Balance-- December 31, 1998        $10.90             1,874,351         152,680
  Approval of new options             n/a                     -         783,722
  Granted                            8.71               707,102        (707,102)
  Exercised                         10.68                (3,436)              -
  Cancelled                         10.83              (168,405)        168,405
                                   ------             ---------      ----------
Balance - December 31, 1999        $10.26             2,409,612         397,705
  Approval of new options             n/a                     -          40,919
  Granted                            5.35               603,900        (603,900)
  Cancelled                         10.23              (337,424)        337,424
                                   ------             ---------      ----------
Balance - December 31, 2000        $ 9.14             2,676,088         172,148
                                   ======             =========      ==========

      The weighted average fair value of options granted by ResortQuest for 1998, 1999 and 2000 was $4.13, $3.16 and $2.76, respectively. Assumptions included an average risk-free interest rate ranging from 4.5% to 6.8%; an average expected life of 2.6 to 3.9 years; a volatility factor of 40.4% to 60.5%; and no dividends. At December 31, 2000, there were 1,323,914 exercisable stock options with an exercise price that ranges from $4.06 to $16.88 with a weighted average exercise price of $9.82 and a weighted average remaining contractual life of 6.0 years.

NOTE 12 - INCOME TAXES

Income tax expense attributable to income from continuing operations consisted of the following:

                                                                Years Ended December 31,
(in thousands)                                                1998       1999      2000
                                                            ------    -------    ------
Current
  Federal                                                   $  909     $3,240    $3,136
  State                                                        106        966       965
Deferred
  Federal                                                      448        593     3,401
  State                                                         55         74       355
                                                            ------     ------    ------
Total                                                       $1,518     $4,873    $7,857
                                                            ======     ======    ======

      The difference between the statutory federal income tax rate and the effective income tax rate expressed as a percentage of income from continuing operations before income taxes was as follows:

                                                                Years Ended December 31,
                                                              1998       1999      2000
                                                             -----       ----      ----
Federal statutory rate                                        34.0%      35.0%     35.0%
State and foreign income taxes, net of federal benefit         4.2        4.4       3.6
Goodwill and other permanent items                            44.9       20.8       6.4
Pre-acquisition earnings not taxable                         (52.6)      (7.8)        -
                                                             ------      ----      ----
Effective income tax rate                                     30.5%      52.4%     45.0%
                                                             ======      ====      ====

      As a result of the Combinations and the Post-IPO acquisitions, the allocation of the purchase price to the assets and liabilities for financial reporting purposes significantly exceeds the tax basis carried over from the predecessor entities. Accordingly, the acquisitions created significant nondeductible goodwill and other temporary differences. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                                     Years Ended December 31,
(in thousands)                                                              1999        2000
                                                                        --------     -------
Deferred tax assets
  Claims and other reserves                                              $   757     $   711
  Section 481 adjustment: cash to accrual                                    441         221
  State net operating losses                                                 318         361
  Other                                                                      126         154
                                                                         -------     -------
    Total deferred tax assets                                            $ 1,642     $ 1,447
                                                                         =======     =======
Deferred tax liabilities
  Deductible goodwill amortization                                       $  (470)    $(1,696)
  Basis difference on fixed assets                                          (219)     (2,731)
  Other                                                                     (450)          -
                                                                         -------     -------
    Total deferred tax liabilities                                        (1,139)     (4,427)
                                                                         -------     -------
      Net deferred tax asset (liability)                                 $   503     $(2,980)
                                                                         =======     =======

NOTE 13 - EARNINGS PER SHARE

Actual Results

      Earnings per share included in the consolidated statements of income for the periods presented includes the results of Aston Hotels & Resorts and the pooling acquisitions for the entire periods presented, includes ResortQuest corporate and the remaining Founding Companies only since May 26, 1998, and includes the Post-IPO acquisitions since their respective effective dates of acquisition. Accordingly, the 1,708,333 shares of common stock issued to the former stockholders of Aston Hotels & Resorts in connection with the Combinations and the 392,780 shares issued in connection with the three pooling acquisitions are considered outstanding for all periods presented. Shares issued in connection with the IPO and all other Post-IPO acquisitions are considered outstanding at date of issuance. The following table reflects our weighted average common shares outstanding and the impact of its primary common share equivalents:

                                                                              Years Ended December 31,
                                                                 1998            1999            2000
                                                           ----------      ----------      ----------
Basic weighted average common shares outstanding           10,826,000      18,005,426      18,962,752
Effect of dilutive securities - stock options                 139,421         170,337          54,919
                                                           ----------      ----------      ----------
Diluted weighted average common shares outstanding         10,965,421      18,175,763      19,017,671
                                                           ==========      ==========      ==========

NOTE 14 - SEGMENT REPORTING

      On January 1, 1998, ResortQuest adopted the provisions of SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." Under SFAS No. 131, ResortQuest has one operating segment, property management, which is managed as one business unit. The accounting policies of this segment are the same as those described in the summary of significant accounting policies. The All other segment includes First Resort and corporate. At December 31, 1998, 1999 and 2000, approximately 79%, 76% and 64%, respectively, of the All other segment assets represents goodwill recorded for First Resort and corporate. The following table presents the revenues, operating income and assets of ResortQuest's reportable segment:

                                                                     Years Ended December 31,
(in thousands)                                                1998         1999         2000
                                                          --------     --------     --------
Revenues
  Property management                                     $ 53,240     $124,270     $148,536
  All other                                                  2,119        3,642        3,478
                                                          --------     --------     --------
                                                          $ 55,359     $127,912     $152,014
                                                          ========     ========     ========
Operating income
  Property management                                     $  7,617     $ 23,409     $ 31,892
  All other                                                 (2,127)      (9,879)      (9,615)
                                                          --------     --------     --------
                                                          $  5,490     $ 13,530     $ 22,277
                                                          ========     ========     ========
Assets
  Property management                                     $149,883     $218,742     $218,338
  All other                                                 38,336       38,933       44,831
                                                          --------     --------     --------
                                                          $188,219     $257,675     $263,169
                                                          ========     ========     ========

NOTE 15 - RELATED-PARTY TRANSACTIONS

      ResortQuest has consulting and management agreements with certain directors and significant stockholders that were former owners of the Founding Companies and Post-IPO acquisitions. Consulting services include assistance in operations, identifying acquisitions and involvement in local and governmental affairs. During 1998, 1999 and 2000, the Company incurred $287,000, $126,000 and $215,000, respectively, relative to these consulting agreements.

      ResortQuest receives sales commissions for selling properties developed by certain companies and partnerships owned or co-owned by directors and significant stockholders that were former owners of the Founding Companies and Post-IPO acquisitions. These net commissions approximated $1.9 million, $2.0 million and $1.5 million during 1998, 1999 and 2000, respectively, and the Company had approximately $(159,000) and $12,000 in net receivables (payables) at December 31, 1999 and 2000, related to these commissions.

      ResortQuest entered into numerous transactions with the former owner of Aston Hotels & Resorts ("Former Owner") who is a stockholder and former director of the Company. ResortQuest provides management and centralized services (cooperative sales and marketing, reservations, accounting services and other reimbursements) for four hotels, two of which are owned by the Former Owner and two are managed for an affiliate of the Former Owner. The management fees charged to these hotels approximated $1.5 million, $1.3 million and $1.1 million in 1998, 1999 and 2000, respectively. Prior to the IPO, ResortQuest paid HCP, Inc., a company that is wholly-owned by the Former Owner, $158,000 in 1998, for sales representation and related accounting services. Beginning in 1997, ResortQuest provides administrative services to AST International LLC, which is controlled by the Former Owner. Related to these services, the Company recognized $272,000, $78,000 and $42,000 of revenue during 1998, 1999 and 2000, respectively.

      ResortQuest provides various management and consulting services for certain companies and partnerships owned or co-owned by former owners of the Founding Companies and Post-IPO acquisitions. ResortQuest received approximately $275,000, $323,000 and $368,000 for these services during 1998, 1999 and 2000, respectively. ResortQuest also manages vacation properties pursuant to its standard management agreement that are owned or co-owned by certain directors and employees of the Company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of ResortQuest International, Inc.:

      We have audited the accompanying consolidated balance sheets of ResortQuest International, Inc., (a Delaware corporation) and subsidiaries (the "Company"), as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows for each of the three years ended in the period December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ResortQuest International, Inc. and subsidiaries, as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years ended in the period December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Memphis, Tennessee,
February 6, 2001.

MANAGEMENT'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

      ResortQuest International, Inc. is responsible for preparing the consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements present fairly ResortQuest's consolidated financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States. In preparing its consolidated financial statements, ResortQuest is required to include amounts based on estimates and judgments which it believes are reasonable under the circumstances.

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


David L. Levine
Chairman, President and Chief Executive Officer


J. Mitchell Collins
Senior Vice President and Chief Financial Officer

Quarterly Results of Operations
(unaudited)

                                               First          Second           Third         Fourth
(in thousands, except share amounts)         Quarter         Quarter         Quarter        Quarter
                                             -------         -------        --------        -------
2000 ACTUAL

Revenues                                     $38,547         $40,840         $47,014        $25,613
Operating income (loss)                        6,512           6,424          12,578         (3,238)
Net income (loss)                              2,851           2,832           6,403         (2,480)
Basic earnings (loss) per share (a)             0.15            0.15            0.34          (0.13)
Basic weighted average shares oustanding      18,831          19,013          19,020         18,988
Diluted earnings (loss) per share (a)           0.15            0.15            0.34          (0.13)
Diluted weighted average shares outstanding   18,851          19,059          19,082         18,988

1999 ACTUAL(b)

Revenues                                     $31,656         $30,989         $42,059        $23,207
Operating income (loss)                        6,192           4,020          11,749         (8,431)
Net income (loss) (c)                          3,040           1,692           5,663         (5,966)
Basic earnings (loss) per share (a)             0.18            0.10            0.31          (0.32)
Basic weighted average shares outstanding     17,354          17,487          18,462         18,680
Diluted earnings (loss) per share (a)           0.17            0.10            0.31          (0.32)
Diluted weighted average shares outstanding   17,786          17,472          18,479         18,680

1998 ACTUAL(b)

Revenues                                     $ 8,666         $ 9,721         $17,554        $19,418
Operating income (loss)                        2,526             819           2,959           (814)
Net income (loss) (c)                          2,265             588           1,546           (934)
Basic earnings (loss) per share (a)             1.08            0.08            0.10          (0.05)
Basic weighted average shares outstanding      2,101           7,569          16,194         17,081
Diluted earnings (loss) per share (a)           1.08            0.08            0.09          (0.05)
Diluted weighted average shares outstanding    2,101           7,683          16,382         17,081

(a) The sum of the quarterly amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter while the full year is based on the annual weighted average shares outstanding.

(b) Years have been restated to reflect acquisitions accounted for under the pooling-of-interests method of accounting.

(c) Net income is representative of income from continuing operations and does not include the effects of certain discontinued operations.

Stock Price

2000                                            High             Low
- ----                                          ------          ------
Fourth Quarter                                $ 7.44          $ 5.50
Third Quarter                                   6.69            5.00
Second Quarter                                  7.13            4.69
First Quarter                                   7.38            4.13

1999                                            High             Low
- ----                                          ------          ------
Fourth Quarter                                $ 9.25          $ 3.75
Third Quarter                                   9.88            8.63
Second Quarter                                 17.00            7.63
First Quarter                                  22.56           13.94

1998                                            High             Low
- ----                                          ------          ------
Fourth Quarter                                $14.75          $ 6.56
Third Quarter                                  17.13            8.81
Second Quarter                                 17.75           14.00
First Quarter                                    n/a             n/a

SELECTED FINANCIAL DATA
(unaudited)

                                                                        Years Ended December 31,
(in thousands)                      1996         1997          1998          1999          2000
                                 -------      -------      --------      --------      --------
Statements of Income Data
Revenues                         $25,670      $26,753      $ 55,359      $127,912      $152,014
Operating expenses                14,860       13,635        31,596        65,804        80,314

General and administrative
  expenses, including
  depreciation and
  amortization                     6,840        7,613        18,273        48,578        49,423
                                 -------      -------      --------      --------      --------
Income from operations            3,970        5,505         5,490        13,530        22,277
Interest and other expense, net     342           86           507         4,228         4,814
Provision for income taxes           90           90         1,518         4,873         7,857
                                 -------      -------      --------      --------      --------
Income from continuing
  operations                     $ 3,538      $ 5,329      $  3,465      $  4,429      $  9,606
                                 =======      =======      ========      ========      ========

Working capital deficit          $(1,940)     $(4,579)     $ (2,080)     $ (7,295)     $(23,963)
                                 =======      =======      ========      ========      ========
Total assets                     $16,658      $19,072      $188,219      $257,675      $263,169
                                 =======      =======      ========      ========      ========
Long-term debt,
  net of current maturities      $ 3,060      $ 4,122      $ 38,098      $ 68,090      $ 50,401
                                 =======      =======      ========      ========      ========
Stockholders' (deficit) equity   $   (54)     $  (397)     $106,855      $125,823      $136,402
                                 =======      =======      ========      ========      ========

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

Stockholder Inquiries

For information about ResortQuest International, Inc. and its subsidiaries, including copies of its annual report on Form 10-K and quarter reports on Form 10-Q, please submit a written request to:

Investor Relations
ResortQuest International, Inc.
530 Oak Court Drive, Suite 360
Memphis, Tennessee 38117

Annual Meeting Date

ResortQuest International will hold its annual meeting of stockholders on May 10, 2001, at nine o'clock am at The Peabody Hotel, 149 Union Avenue, Memphis, Tennessee 38103.

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