Form 10-K405, Exhibit 13
period 2001-12-31
RESORTQUEST INTERNATIONAL INC
filed 2002-04-01
CIK 1057507

EXHIBIT 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

ResortQuest is the world’s largest provider of vacation condominium and home rental property management services in premier destination resorts located in the U.S. and Canada.  We have developed the first and only branded international network of vacation rental properties, and currently offer management services to over 20,000 rental properties.  Our operations are in more than 50 premier resort locations in the Beach, Hawaii, Mountain and Desert geographical regions.

Our rental properties are generally second homes or investment properties owned by individuals who assign us the responsibility of managing, marketing and renting their properties.  We earn management fees as a percentage of the rental income from each property, but have no ownership interest in the properties.  In addition to the vacation property management business, we offer real estate brokerage services and other rental and property owner services.  We also have developed the industry leading proprietary vacation rental management software, First Resort Software, with over 900 licenses sold to vacation property management companies.

We provide value-added services to both vacationers and property owners.  For vacationers, we offer the value, convenience and features of a condominium or home while providing many of the amenities and services of a hotel.  For property owners, we offer a comprehensive package of marketing, management and rental services designed to enhance rental income and profitability while providing services to maintain the property.  Property owners also benefit from our QuestPerks program, which offers benefits such as discounts on lodging, air travel and car rentals.  To manage guests’ expectations, we have developed and implemented a five-tier rating system that segments our property portfolio into five categories: Quest Home, Platinum, Gold, Silver and Bronze.

We market our properties through various media channels and have significant internet distribution through ResortQuest.com, our proprietary web site offering “real-time” reservations, our travel marketing agreement with America Online (AOL Keyword: ResortQuest) announced in January 2001 and other major Internet sites, including Expedia.com, Travelocity.com and Condosaver.com.  In conjunction with the consummation of our AOL agreement, we formed ResortQuest Technologies, a division of ResortQuest focused on First Resort Software and our Internet alliances and inventory distribution.  In July 2001, we announced an agreement with a large vacation exchange company that makes extensive vacation timeshare rental inventory available on our web site.  We also announced during this year a five-year strategic alliance with Online Travel Corporation, PLC, to exclusively develop the ResortQuest brand in Europe by using our technology and expertise in this industry.  Under the terms of the alliance with Online Travel, we will receive a royalty fee based on gross revenues related to units acquired or aggregated under this program, an exclusivity fee and other cross selling fees.  We also unveiled an Alliance Program, which enables other vacation rental management companies to list their properties on ResortQuest.com and enjoy the benefits of being part of our national advertising and extended Internet distribution channels.

During 2001, we partnered with Vacation.com, the largest leisure travel marketing consortium, which made us the preferred provider of vacation rental condominiums and homes to approximately 50,000 travel agents, representing 10,000 travel agencies in the U.S. and Canada.  During 2001, we also partnered with one of the industry’s leading travel agency marketing companies, Travelsavers, as a preferred supplier.  This partnership drives bookings to our managed properties through Travelsavers’ network of approximately 2,800 travel agencies representing over 10,000 domestic and international travel agents.

In July 2001, we unveiled our third generation web site that enhances the booking experience for e-travelers.  In addition to being able to view detailed property descriptions, virtual tours, interior and exterior photos, floor plans and local information, vacationers can search for properties by date, activity, event or location, comparison shop among similar vacation rental units, check for special discounts and promotions, and obtain maps and driving directions.  The site also allows foreign travelers to obtain currency conversion rates.  The site utilizes AXS Technologies software to provide high speed/high resolution, scroll, pan and zoom imaging.  During 2001, our web site received 45.9 million page views from approximately 9.5 million visitors, representing a 53% and 54% increase over 2000.

RESULTS OF OPERATIONS

Our revenues are derived primarily from property rental fees on vacation condominium and home rentals and fees from additional services provided to vacationers and property owners.  We receive property rental fees when the properties are rented, which are generally a percentage of the rental price of the vacation property. Rental fees range from approximately 3% to over 40% of gross lodging revenues collected based upon the type of services provided by us to the property owner and the type of rental units managed. Revenues are recognized ratably over the rental period based on our proportionate share of the total rental price of the vacation condominium or home.  For the year ended December 31, 2001, we recognized $88.7 million of property management fees, representing 21% of total gross lodging revenues and 55% of our total 2001 revenues. Additional services such as reservations, housekeeping, long-distance telephone, ski lift tickets, beach equipment rental and pool cleaning are charged separately and recorded as service fees revenue. During 2001, we recognized $47.9 million of service fees, representing 11% of total gross lodging revenues and 30% of our total 2001 revenues. The remaining $24.3 million of 2001 revenues are derived from other sources, including the sale and service of First Resort Software, net broker commissions on real estate sales and food & beverage sales.  During 2001, we expanded our real estate operations into four new areas including Palm Desert, California and Telluride, Crested Butte, and Breckenridge, Colorado, capitalizing on the low cost of entry afforded us by our existing vacation rental operations.

Direct operating expenses include direct compensation, telecommunication expenses, housekeeping supplies, printing, marketing and food & beverage costs. Compensation includes salaries, wages, bonuses and benefits for employees involved with the rental or maintenance of the rental units, housekeeping, marketing, reservation and food & beverage facilities.  Telecommunication costs result primarily from the cost of toll-free numbers.

General and administrative expenses consist primarily of salaries, wages, bonuses and benefits for general managers as well as other non-operational personnel, fees for professional services, rent and other general office expenses.

Our operating results are highly seasonal due to the geographical dispersion of the resort locations in which we operate.  The results of operations are subject to quarterly fluctuations caused primarily by the seasonal variations in the vacation rental industry, with peak seasons dependent on whether the resort is primarily a summer or winter destination.  Our financial results will be discussed on a consolidated basis, but due to the seasonal nature of our operations, our results will also be discussed by geographic region with Other representing our corporate and ResortQuest Technologies operations.

For better analysis, financial operating changes will include discussions with “same-store” comparisons.  Same-store comparisons exclude the impact of significant acquisitions completed since the first day of the earliest period being discussed.

CONSOLIDATED

The following table sets forth the consolidated condensed results of operations for the years ended December 31, 1999, 2000 and 2001.

	1999		2000		2001
(dollars in thousands)
Revenues	$127,912	100.0%	$152,014	100.0%	$160,956	100.0%
Direct operating expenses	65,804	51.4	80,314	52.8	83,838	52.1
General and administrative expenses	41,669	32.6	40,940	27.0	57,663	35.8
Operating income before depreciation and amortization	20,439	16.0	30,760	20.2	19,455	12.1
Depreciation	2,556	2.0	3,549	2.3	5,209	3.3
Goodwill amortization	4,353	3.4	4,934	3.2	5,670	3.5
Operating income	$13,530	10.6%	$22,277	14.7%	$8,576	5.3%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 - Consolidated

Revenues.  Revenues increased $9.0 million, or 6%, from $152.0 million in 2000 to $161.0 million in 2001, primarily due to the current year acquisitions and the annualized impact of the 2000 acquisitions.  During 2001, we completed five significant acquisitions in the resort areas of Bradenton, Longboat Key, New Port Richey, Naples and Sarasota, Florida; Steamboat Springs, Colorado; Gatlinburg and Pigeon Forge, Tennessee; and the Outer Banks of North Carolina.  Excluding the impact of the 2001 acquisitions and the annualized impact of the 2000 acquisitions, revenues decreased $7.7 million, or 5%, due to a 4% decrease in same-store gross lodging revenues driven by a 4.9 point decrease in occupancy.

Direct Operating Expenses.  Direct operating expenses increased $3.5 million, or 4%, from $80.3 million in 2000 to

$83.8 million in 2001, primarily due to the current year acquisitions and the annualized impact of the 2000 acquisitions.  Excluding the impact of the 2000 and 2001 acquisitions, direct operating expenses decreased 6% due to the decrease in housekeeping costs related to reduced occupancy and increased operating efficiencies.

General and Administrative Expenses.  General and administrative expenses increased $16.8 million, or 41%, from $40.9 million in 2000 to $57.7 million in 2001, primarily due to our current year acquisitions, the annualized impact of our 2000 acquisitions and the $4.7 million in unusual items and other charges recorded in 2001.  These charges primarily represent a non-cash write-down of certain previously released First Resort Software versions, deferred costs for acquisition candidates that will no longer be pursued, one-time legal charges and a severance accrual.  Excluding the impact of these charges, general and administrative expenses increased $6.5 million, or 17%, due to increased insurance costs and marketing expenditures.

Depreciation.  Depreciation increased $1.7 million, or 47%, from $3.5 million in 2000 to $5.2 million in 2001, primarily due to increased technology capital expenditures and the current year impact of our 2000 and 2001 acquisitions.  As a percentage of revenues, depreciation increased 1.0 point due to the decrease in same-store revenues.

Goodwill Amortization.  Goodwill amortization increased $800,000, or 15%, from $4.9 million in 2000 to $5.7 million in 2001, primarily due to our current year acquisitions and the annualized impact of our 2000 acquisitions.  As a percentage of revenues, goodwill amortization increased 0.3 points due to the decrease in same-store lodging revenues.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 - Consolidated

Revenues.  Revenues increased $24.1 million, or 19%, from $127.9 million in 1999 to $152.0 million in 2000, primarily due to same-store growth, our 2000 acquisitions and the annualized impact of the 1999 acquisitions.  Through the acquisition of three vacation rental and property management companies during the twelve months ended December 31, 2000, we entered new resort markets in Pensacola, Florida and Sun Valley, Idaho and increased our presence in the Outer Banks of North Carolina.  Excluding the impact of our 2000 acquisitions and the annualized impact of our 1999 acquisitions, revenues increased $9.5 million, or 8%, due to a 10% increase in same-store gross lodging revenues driven by a 5% increase in the average daily rate (“ADR”) and a 1.9 point increase in occupancy.

Direct Operating Expenses.  Direct operating expenses increased $14.5 million, or 22%, from $65.8 million in 1999 to $80.3 million in 2000, primarily due to the increase in same-store occupancy, our current year acquisitions and the annualized impact of our 1999 acquisitions.  Excluding the impact of our 1999 and 2000 acquisitions, direct operating expenses increased 10% due to the increase in occupancy and an increase in labor costs.

General and Administrative Expenses.  General and administrative expenses decreased $729,000, or 2%, from $41.7 million in 1999 to $40.9 million in 2000, primarily due to the $3.1 million in unusual items and other charges recorded in 1999.  These charges primarily represent deferred costs for acquisitions we no longer plan to pursue, costs associated with a study to identify alternative funding sources, costs associated with acquisitions during the year that were accounted for under the pooling-of-interests method of accounting, costs associated with a common stock offering that was withdrawn during the year, and a severance accrual for certain members of management.  Excluding the impact of these items, general and administrative expenses increased $2.3 million, or 6%, due to the incremental marketing and other costs resulting from an increase in units under management.

Depreciation.  Depreciation increased $993,000, or 39%, from $2.6 million in 1999 to $3.6 million in 2000, primarily due to increased technology capital expenditures.  As a percentage of revenues, depreciation remained relatively flat.

Goodwill Amortization.  Goodwill amortization increased $581,000, or 13%, from $4.4 million in 1999 to $5.0 million in 2000, primarily due to the goodwill impact of acquisitions recorded using the purchase method of accounting.

Beach

The following table sets forth the consolidated condensed results of operations for the years ended December 31, 1999, 2000 and 2001 for our Beach operations in Gulf Shores, Alabama; Bethany Beach, Delaware; Anna Maria Island, Beaches of South Walton, Bonita Springs, Bradenton, Captiva Island, Destin, Fort Myers, Fort Myers Beach, Ft. Walton Beach, Lido Key, Longboat Key, Marco Island, Naples, Navarre Beach, New Port Richey, Okaloosa Island, Orlando, Panama City, Pensacola, Perdido Key, Sanibel Island, Sarasota, Siesta Key, Vanderbilt Beach and Venice, Florida; St. Simons Island, Georgia; Nantucket, Massachusetts; Outer Banks, North Carolina; Lake Erie Islands, Ohio; and Hilton Head Island, South Carolina.

	1999		2000		2001
(dollars in thousands)
Revenues	$71,077	100.0%	$85,318	100.0%	$92,428	100.0%
Direct operating expenses	37,003	52.1	45,913	53.8	48,713	52.7
General and administrative expenses	16,592	23.3	17,658	20.7	21,329	23.1
Operating income before depreciation and amortization	17,482	24.6	21,747	25.5	22,386	24.2
Depreciation	1,223	1.7	1,582	1.8	1,633	1.8
Goodwill amortization	2,305	3.3	2,632	3.1	3,186	3.4
Operating income	$13,954	19.6%	$17,533	20.6%	$17,567	19.0%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 - Beach

Revenues.  Revenues increased $7.1 million, or 8%, from $85.3 million in 2000 to $92.4 million in 2001, primarily due to our 2000 and 2001 Beach acquisitions offset by a 1% decrease in same-store gross lodging revenues driven by a 3.0 point decrease in occupancy offset by a 4% increase in ADR.

Direct Operating Expenses.  Direct operating expenses increased $2.8 million, or 6%, from $45.9 million in 2000 to $48.7 million in 2001, primarily due to our 2000 and 2001 acquisitions.  As a percentage of revenues, direct operating expenses decreased 1.1 point due to increased operating efficiencies and cost reduction initiatives.

General and Administrative Expenses.  General and administrative expenses increased $3.6 million, or 21%, from $17.7 million in 2000 to $21.3 million in 2001, primarily due to our 2000 and 2001 acquisitions.  As a percentage of revenues, general and administrative expenses remained relatively flat.

Depreciation.  Depreciation increased $50,000, or 3%, from $1.58 million in 2000 to $1.63 million in 2001, primarily due our 2000 and 2001 acquisitions.  As a percentage of revenues, depreciation remained flat.

Goodwill Amortization.  Goodwill amortization increased $600,000, or 21%, from $2.6 million in 2000 to $3.2 million in 2001, primarily due to our 2000 and 2001 acquisitions.  As a percentage of revenues, goodwill amortization increased 0.3 points due to the decrease in same-store lodging revenues.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 - Beach

Revenues.  Revenues increased $14.2 million, or 20%, from $71.1 million in 1999 to $85.3 million in 2000, primarily due to our 1999 and 2000 Beach acquisitions and an 11% increase in same-store gross lodging revenues driven by a 4% increase in ADR and a 1.6 point increase in occupancy.

Direct Operating Expenses.  Direct operating expenses increased $8.9 million, or 24%, from $37.0 million in 1999 to $45.9 million in 2000, primarily due to our 1999 and 2000 acquisitions, the increase in occupancy and an increase in labor costs.  As a percentage of revenues, direct operating expenses increased 1.7 points due to the increase in labor costs.

General and Administrative Expenses.  General and administrative expenses increased $1.1 million, or 6%, from $16.6 million in 1999 to $17.7 million in 2000, primarily due to our 1999 and 2000 acquisitions and a 2% increase in same-store units under management.  As a percentage of revenues, general and administrative expenses decreased 2.6 points due to increased operating efficiencies.

Depreciation.  Depreciation increased $359,000, or 29%, from $1.2 million in 1999 to $1.6 million in 2000, primarily due to increased technology capital expenditures.  As a percentage of revenues, depreciation remained relatively flat.

Goodwill Amortization.  Goodwill amortization increased $327,000, or 14%, from $2.3 million in 1999 to $2.6 million in 2000, primarily due to our 1999 and 2000 acquisitions.  As a percentage of revenues, goodwill amortization remained relatively flat.

Hawaii

The following table sets forth the consolidated condensed results of operations for the years ended December 31, 1999, 2000 and 2001 for our Hawaiian operations on the islands of Hawaii, Kauai, Maui, and Oahu.

	1999		2000		2001
(dollars in thousands)
Revenues	$22,448	100.0%	$26,047	100.0%	$24,247	100.0%
Direct operating expenses	8,799	39.2	9,387	36.0	8,492	35.0
General and administrative expenses	7,017	31.3	7,100	27.3	7,516	31.0
Operating income before depreciation and amortization	6,632	29.5	9,560	36.7	8,239	34.0
Depreciation	449	2.0	472	1.8	495	2.1
Goodwill amortization	79	0.3	76	0.3	72	0.3
Operating income	$6,104	27.2%	$9,012	34.6%	$7,672	31.6%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 - Hawaii

Revenues.  Revenues decreased $1.8 million, or 7%, from $26.0 million in 2000 to $24.2 million in 2001, primarily due to an 8% decrease in same-store gross lodging revenues driven by a 7.6 point decrease in occupancy.

Direct Operating Expenses.  Direct operating expenses decreased $900,000,or 10%, from $9.4 million in 2000 to $8.5 million in 2001, primarily due to the decrease in occupancy and cost reduction initiatives.  As a percentage of revenues, direct operating expenses decreased 1.0 point due to increased operating efficiencies and cost reduction initiatives.

General and Administrative Expenses.  General and administrative expenses increased $400,000, or 6%, from $7.1 million in 2000 to $7.5 million in 2001, primarily due to an increase in units under management and employee severance charges related to fourth-quarter lay-offs.  As a percentage of revenues, general and administrative expenses increased 3.7 points due to the severance charges and decrease in revenues.

Depreciation.  Depreciation increased $23,000, or 5%, from $472,000 to $495,000 primarily due to increased technology capital expenditures.  As a percentage of revenues, depreciation increased 0.3 points due to the increased technology capital expenditures.

Goodwill Amortization.  Goodwill amortization remained relatively flat in 2001 when compared to 2000.  As a percentage of revenues, goodwill amortization remained flat.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 - Hawaii

Revenues.  Revenues increased $3.6 million, or 16%, from $22.4 million in 1999 to $26.0 million in 2000, primarily due to a 14% increase in same-store gross lodging revenues driven by a 3.3 point increase in occupancy, a 7% increase in ADR, and an 8% increase in units under management.

Direct Operating Expenses.  Direct operating expenses increased $588,000, or 7%, from $8.8 million in 1999 to $9.4 million in 2000, primarily due to the increase in occupancy.  As a percentage of revenues, direct operating expenses decreased 3.2 points due to increased operating efficiencies.

General and Administrative Expenses.  General and administrative expenses increased $83,000, or 1%, from $7.0 million in 1999 to $7.1 million in 2000, primarily due to the 8% increase in units under management.  As a percentage of revenues, general and administrative expenses decreased 4.0 points due to increased operating efficiencies.

Depreciation.  Depreciation increased $23,000, or 5%, from $449,000 in 1999 to $472,000 in 2000, primarily due to increased technology capital expenditures.  As a percentage of revenues, depreciation remained relatively flat.

Goodwill Amortization.  Goodwill amortization remained relatively flat in 2000 when compared to 1999.  As a percentage of revenues, goodwill amortization remained flat.

Mountain

The following table sets forth the consolidated condensed results of operations for the years ended December 31, 1999, 2000 and 2001 for our Mountain operations in Whistler, British Columbia; Aspen, Breckenridge, Crested Butte, Dillon, Keystone, Snowmass Village, Steamboat Springs and Telluride, Colorado; Sun Valley, Idaho; Big Sky, Montana; Mt. Bachelor and Sunriver, Oregon; Gatlinburg and Pigeon Forge, Tennessee; and The Canyons, Deer Valley, and Park City, Utah.

	1999		2000		2001
(dollars in thousands)
Revenues	$27,971	100.0%	$33,727	100.0%	$37,535	100.0%
Direct operating expenses	17,104	61.2	21,568	64.0	23,026	61.4
General and administrative expenses	6,583	23.5	5,842	17.3	9,357	24.9
Operating income before depreciation and amortization	4,284	15.3	6,317	18.7	5,152	13.7
Depreciation	657	2.3	742	2.2	1,129	3.0
Goodwill amortization	783	2.8	1,007	3.0	1,176	3.1
Operating income	$2,844	10.2%	$4,568	13.5%	$2,847	7.6%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 - Mountain

Revenues.  Revenues increased $3.8 million, or 11%, from $33.7 million in 2000 to $37.5 million in 2001, primarily due to our March 2001 acquisition in Steamboat Springs, Colorado, and our April 2001 acquisition in Pigeon Forge, Tennessee.  Excluding the impact of these acquisitions, revenues decreased $2.6 million, or 8%, due to a 44% decrease in real estate sales and a 3% decrease in same-store gross lodging revenues driven by a 1.9 point decrease in occupancy and a 3% decrease in ADR.

Direct Operating Expenses.  Direct operating expenses increased $1.4 million, or 7%, from $21.6 million in 2000 to $23.0 million in 2001, primarily due to our 2001 acquisitions.  Excluding the impact of these acquisitions, direct operating expenses decreased $1.4 million, or 7%, due to increased operating efficiencies and cost reduction initiatives.  As a percentage of revenues, direct operating expenses decreased 2.6 points primarily due to increased operating efficiencies.

General and Administrative Expenses.  General and administrative expenses increased $3.6 million, or 60%, from $5.8 million in 2000 to $9.4 million in 2001, primarily due to our 2000 and 2001 acquisitions.  Excluding the impact of these acquisitions, general and administrative expenses increased $1.7 million, or 30%, due to increased units under management and employee severance charges related to fourth quarter lay-offs.  As a percentage of revenues, general and administrative expenses increased 7.6 points due to the increase in units under management and severance charges.

Depreciation.  Depreciation increased $358,000, or 48%, from $742,000 in 2000 to $1.1 million in 2001, primarily due to our 2001 acquisitions and increased capital expenditures.  As a percentage of revenues, depreciation increased 0.8 points due to the decrease in same-store revenues.

Goodwill Amortization.  Goodwill amortization increased $200,000, or 17%, from $1.0 million in 2000 to $1.2 million in 2001, due to our 2001 acquisitions.  As a percentage of revenues, goodwill amortization remained relatively flat.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 - Mountain

Revenues.  Revenues increased $5.8 million, or 21%, from $28.0 million in 1999 to $33.7 million in 2000, primarily due to the annualized impact of our June 1999 acquisition in Aspen, Colorado and our July 2000 acquisition in Sun Valley, Idaho.  Excluding the impact of these acquisitions, revenues decreased $268,000, or 1%, due to a 3% decrease in same-store gross lodging revenues driven by a 1.1 point decrease in occupancy primarily resulting from the lack of snow in January 2000.

Direct Operating Expenses.  Direct operating expenses increased $4.5 million, or 26%, from $17.1 million in 1999 to $21.6 million in 2000, primarily due to our 2000 acquisition and increased labor costs.  As a percentage of revenues, direct operating expenses increased 2.8 points primarily due to increased labor costs.

General and Administrative Expenses.  General and administrative expenses decreased $741,000, or 11%, from $6.6 million in 1999 to $5.8 million in 2000, primarily due to increased operating efficiencies that were partially offset by our July 2000 acquisition.  As a percentage of revenues, general and administrative expenses decreased 6.2 points due to increased operating efficiencies.

Depreciation.  Depreciation increased $85,000, or 13%, from $657,000 in 1999 to $742,000 in 2000, primarily due to our 1999 and 2000 Mountain acquisitions.  As a percentage of revenues, depreciation remained relatively flat.

Goodwill Amortization.  Goodwill amortization increased $224,000, or 29%, from $783,000 in 1999 to $1.0 million in 2000, primarily due to our 1999 and 2000 acquisitions.  As a percentage of revenues, goodwill amortization remained relatively flat.

Desert

The following table sets forth the consolidated condensed results of operations for the years ended December 31, 1999, 2000 and 2001 for our Desert operations in Phoenix, Scottsdale and Tucson, Arizona; and Palm Desert and Palm Springs, California.

	1999		2000		2001
(dollars in thousands)
Revenues	$2,774	100.0%	$3,444	100.0%	$3,317	100.0%
Direct operating expenses	1,040	37.5	1,586	46.0	1,605	48.4
General and administrative expenses	1,060	38.2	836	24.3	845	25.5
Operating income before depreciation and amortization	674	24.3	1,022	29.7	867	26.1
Depreciation	49	1.7	58	1.7	93	2.8
Goodwill amortization	118	4.3	185	5.4	216	6.5
Operating income	$507	18.3%	$779	22.6%	$558	16.8%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 - Desert

Revenues.  Revenues decreased $100,000, or 4%, from $3.4 million in 2000 to $3.3 million in 2001, primarily due to an 8% decrease in same-store gross lodging revenues driven by a 1.6 point decrease in occupancy and a 5% decrease in ADR.

Direct Operating Expenses.  Direct operating expenses remained relatively flat in 2001 when compared to 2000.  As a percentage of revenues, direct operating expenses increased 2.4 points due to the decrease in revenues.

General and Administrative Expenses.  General and administrative expenses remained relatively flat in 2001 when compared to 2000.  As a percentage of revenues, general and administrative expenses increased 1.2 points due to the decrease in revenues.

Depreciation.  Depreciation increased $35,000, or 60%, from $58,000 in 2000 to $93,000 in 2001, primarily due to increased capital expenditures.  As a percentage of revenues, depreciation increased 1.1 point due to the increased capital expenditures and the decrease in revenues.

Goodwill Amortization.  Goodwill amortization increased $31,000, or 17%, from $185,000 in 2000 to $216,000 in 2001, primarily due to the full-year amortization of an earn-up payment made during 2000.  As a percentage of revenues, goodwill amortization increased 1.1 point primarily due to the earn-up payment made during 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 - Desert

Revenues.  Revenues increased $670,000, or 24%, from $2.8 million in 1999 to $3.4 million in 2000, primarily due to an 18% increase in same-store gross lodging revenues driven by a 1.9 point increase in occupancy.

Direct Operating Expenses.  Direct operating expenses increased $546,000, or 53%, from $1.0 million in 1999 to $1.6 million in 2000, primarily due to the increase in occupancy and increased labor costs.  As a percentage of revenues, direct operating expenses increased 8.5 points due to the increased labor costs.

General and Administrative Expenses.  General and administrative expenses decreased $224,000, or 21%, from $1.1 million in 1999 to $836,000 in 2000, primarily due to increased operating efficiencies.  As a percentage of revenues, general and administrative expenses decreased 13.9 points due to increased operating efficiencies.

Depreciation.  Depreciation increased $9,000, or 18%, from $49,000 to $58,000 in 1999, primarily due to the annualized impact of our 1999 Desert acquisitions.  As a percentage of revenues, depreciation remained flat.

Goodwill Amortization.  Goodwill amortization increased $67,000, or 57%, from $118,000 in 1999 to $185,000 in 2000, primarily due to the annualized impact of our 1999 Desert acquisitions.  As a percentage of revenues, goodwill amortization increased 1.1 points due to purchase accounting adjustments and an earn-up payment made during 2000.

Other

The following table sets forth the consolidated condensed results of operations for the years ended December 31, 1999, 2000 and 2001 for our Other operations comprised of ResortQuest Technologies and corporate.

	1999		2000		2001
(dollars in thousands)
Revenues	$3,642	100.0%	$3,478	100.0%	$3,429	100.0%
Direct operating expenses	1,858	51.0	1,860	53.5	2,002	58.4
General and administrative expenses	10,417	N/M	9,504	N/M	18,616	N/M
Operating loss before depreciation and amortization	(8,633)	N/M	(7,886)	N/M	(17,189)	N/M
Depreciation	177	4.9	696	20.0	1,859	54.2
Goodwill amortization	1,069	29.4	1,033	29.7	1,020	29.7
Operating loss	$(9,879)	N/M	$(9,615)	N/M	$(20,068)	N/M

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 - Other

Revenues.  Revenues remained relatively flat in 2001 when compared to 2000.

Direct Operating Expenses.  Direct operating expenses increased $100,000, or 8%, from $1.9 million in 2000 to $2.0 million in 2001, primarily due to increased labor costs within ResortQuest Technologies.  As a percentage of revenues, direct operating expenses increased 4.9 points primarily due to these increased labor costs.

General and Administrative Expenses.  General and administrative expenses increased $9.1 million, or 96%, from $9.5 million in 2000 to $18.6 million in 2001, primarily due to the $4.4 million of unusual items and other charges recorded by corporate in 2001.  Excluding the impact of these charges, general and administrative expenses increased $4.7 million, or 50%, due to increased insurance costs, increased marketing expenditures and the opening of a technology office and a regional accounting office during 2001.

Depreciation.  Depreciation increased $1.2 million, or 167%, from $696,000 in 2000 to $1.9 million in 2001, primarily due to increased technology capital expenditures related to enhancements to our web site, upgrades to our First Resort Software products sold through ResortQuest Technologies and the implementation of our new financial management technology platform.  As a percentage of revenues, depreciation increased 34.2 points primarily due to these investments in technology.

Goodwill Amortization.  Goodwill amortization remained relatively flat in 2001 when compared to 2000.  As a percentage of revenues, goodwill amortization remained flat.

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

General and Administrative Expenses.  General and administrative expenses decreased $913,000, or 9%, from $10.4 million in 1999 to $9.5 million in 2000.  Excluding the $3.1 million in unusual items and other charges recorded in 1999, general and administrative expenses increased $2.2 million, or 30%, primarily due to increased marketing expenditures and other initiatives related to increased units under management.

Depreciation.  Depreciation increased $519,000, or 293%, from $177,000 in 1999 to $696,000 in 2000, primarily due to increased technology capital expenditures related to enhancements to our web site, upgrades to our First Resort Software products sold through ResortQuest Technologies and the partial implementation of our new financial management technology platform which was completed in 2001.  As a percentage of revenues, depreciation increased 15.1 points primarily due to the investments in technology.

Goodwill Amortization.  Goodwill amortization remained relatively flat in 2000 when compared to 1999.  As a percentage of revenues, goodwill amortization remained relatively flat.

Liquidity and Capital Resources

Overview

ResortQuest is a holding company that conducts all of its operations through its subsidiaries operating in over 50 premier resort locations.  Accordingly, the primary internal source of our liquidity is through the cash flows realized from our subsidiaries and our long-term borrowings.

We generated cash flows from operating activities of $10.3 million in 2001 primarily due to increases in deferred income taxes and the decrease in cash held in escrow.  Cash used in investing activities was approximately $41.8 million in 2001 due primarily to the $25.6 million in net cash payments related to the 2001 acquisitions and the earn-up payments related to 1999 and 2000 acquisitions and $16.2 million in purchases of property, equipment and software.  In 2001, cash provided by financing activities totaled $27.4 million, primarily related to increased borrowings under our revolving Credit Facility.

At December 31, 2001, we had $213,000 in Cash and cash equivalents and $22.6 million in Cash held in escrow. Cash held in escrow is released at varying times in accordance with state regulations, generally based upon the guest stay or, in the case of real estate sales deposits, when the property is sold. At December 31, 2001, we had a working capital deficit of $29.3 million; however, we have up to $11.4 million, subject to certain restrictions, available under our long-term Credit Facility.  During 2000 we implemented a consolidated daily cash management system that allows us to fully utilize all unrestricted cash to keep our debt paid down in order to reduce our net interest expense.  We anticipate that our cash flows from operations will provide cash in excess of our normal working capital needs, debt service requirements and planned capital expenditures over the next year. However, future acquisitions and/or other initiatives, depending on their size and the method of financing, may affect our liquidity and capital requirements during that time.

Total capital expenditures for 2002 are currently anticipated to be $6.0 million of which approximately $5.0 million is expected to be used for software development, systems integration and other technology initiatives, with the balance being applied to building renovations, vehicles, furniture, fixtures and equipment.

Long-Term Debt

On January 22, 2001, we replaced our existing Credit Facility that was to expire on May 26, 2001 with a similar facility that expires on January 22, 2004.  Due to the events of September 11th, on October 30, 2001, we amended the Credit Facility to modify the restrictive covenants to allow more flexibility for us under this debt agreement through the end of 2002. The amendment also allows for up to a 100 basis point increase to our interest rate based on certain financial ratios.   Subject to certain limitations, the Credit Facility may be used to borrow up to $40 million and may be used for letters of credit not to exceed $2.5 million in the aggregate, acquisitions, capital expenditures and for general corporate purposes. The credit agreement requires us to comply with various loan covenants, which include maintenance of certain financial ratios, restrictions on additional indebtedness and restrictions on liens, guarantees, advances, capital expenditures, sale of assets and dividends. Interest on outstanding balances of the Credit Facility is computed at our election, on the basis of either the Prime Rate or the Eurodollar Rate, as defined, plus a margin of 2.0% to up to 3.0% based on the amendment discussed above. At December 31, 2001, the weighted average interest rate on the outstanding indebtedness was 4.61%.  Availability fees are 0.5% per annum and are payable on the unused portion of the Credit Facility.  Interest and availability fees are payable monthly.

On June 16, 1999, we issued $50 million of 9.06% Senior Notes, due June 2004, in connection with a note purchase agreement.  On October 30, 2001, we also amended the Senior Notes to modify the restrictive covenants through the end of 2002 to allow more flexibility for us under this debt agreement. The amendment also allowed for up to a 100 basis point increase to our interest rate based on certain financial ratios. At December 31, 2001, the interest rate on the Senior Notes was 9.31%.  The note purchase agreement contains loan covenants substantially similar to those of the credit agreement under the Credit Facility and has prepayment restrictions in the form of “make-whole” provisions. Interest is payable quarterly.

The Credit Facility is secured pari passu to the Senior Notes by substantially all of our assets, including the stock of our significant subsidiaries, as defined.  We were in compliance with all covenants on all indebtedness at December 31, 2001.

Registration and Equity Offerings

We have registered 8.0 million shares of common stock through various shelf registration statement filings.  As of December

31, 2001, we have issued 3,289,487 shares under these shelf registration statements in connection with acquisitions, with the remaining 4,710,513 shares available for future acquisitions.

Acquisition Strategy

Although our strategy for 2002 is to focus on internal growth, we intend to continue to pursue selected acquisition opportunities in strategic and existing markets. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses into our operations without substantial costs, delays or other operational or financial problems. Increased competition for acquisition candidates may develop, in which event there may be fewer acquisition opportunities available to us, as well as higher acquisition prices. Furthermore, acquisitions involve a number of unique risks, including the failure of acquired companies to achieve anticipated results, diversion of management’s attention, failure to retain key personnel, risks associated with unanticipated events or liabilities and amortization of certain acquired intangible assets. Some or all of these could have a material adverse effect on our business, financial condition and results of operations.

Since January 1, 1999, we have completed the following significant acquisitions:  Ridgepine Vacation Rentals, Inc. in Sunriver, Oregon, effective January 1, 1999; Cove Realty Management Services, Inc. in Palm Desert, California, effective January 1, 1999; Ryan’s Golden Eagle Management Services, Inc. in Big Sky, Montana, effective January 5, 1999; Scottsdale Resort Accommodations, Inc. in Scottsdale, Arizona, effective February 1, 1999; Worthy Rentals, Inc. in Hilton Head Island, South Carolina, effective February 1, 1999; High Country Management, Inc. in Crested Butte, Colorado, effective March 31, 1999; Mountain High Management in Whistler, British Columbia, Canada, effective March 31, 1999; Fischer Villa Management in Tucson, Arizona, effective June 20, 1999; Shoreline Properties, Inc. in Port Clinton (i.e., Lake Erie Islands), Ohio, effective June 15, 1999; Coates, Reid & Waldron in Aspen, Colorado, effective June 29, 1999; Shoreline Rentals, Inc. in Hilton Head, South Carolina, effective July 18, 1999; Advantage Vacation Homes by Styles, Inc. and Styles Estates, Ltd. in Orlando, Florida, effective August 6, 1999; Bluebill Vacation Properties, Inc. in Bonita Beach, Florida, effective October 1, 1999; Langford Realty, Inc. in Pensacola, Florida, effective May 26, 2000;  Sand and Sea, Inc. in the Outer Banks of North Carolina, effective May 31, 2000;  Base Mountain Properties, Inc. in Sun Valley, Idaho, effective July 1, 2000; Florida Vacation Accommodations, Inc. in Naples, Longboat Key and Sarasota, Florida, effective January 1, 2001; Steamboat Premier Properties, Ltd. in Steamboat Springs, Colorado, effective January 1, 2001; R&R Resort Rental Properties, Inc. in the Outer Banks of North Carolina, effective March 31, 2001; Mountain Valley Properties, Inc. in Gatlinburg and Pigeon Forge, Tennessee, effective April 1, 2001; and Universal Vacations, Inc. in Bradenton and New Port Richey, Florida, effective May 1, 2001.  The acquisitions of Mountain High and High Country were accounted for under the pooling-of-interests method of accounting; the remaining acquisitions were accounted for under the purchase method of accounting.

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

Non-compete and Employment Agreements

We have entered into non-compete agreements with many of the former owners of the companies that now comprise ResortQuest.  These non-compete agreements are generally three to five years in length effective the day the operations are merged with ResortQuest.  Additionally, we have entered into employment agreements with many of these former owners, all senior corporate officers and several key employees.  Among other things, these agreements allow for severance payments and some include acceleration of stock option awards upon a change in control of ResortQuest, as defined under the agreements.  At December 31, 2001, the maximum amount of compensation that would be payable under all agreements if a change in control occurred without prior written notice would be approximately $13.5 million.

Seasonality and Quarterly Fluctuations

Our business is highly seasonal. Our results of operations are subject to quarterly fluctuations caused primarily by the seasonal variations in the vacation rental and property management industry, with peak seasons dependent on whether the resort is primarily a summer, winter or year round destination. Our quarterly results of operations may also be subject to fluctuations as a result of the timing and cost of acquisitions, the timing of real estate sales, changes in relationships with travel providers, extreme weather conditions or other factors affecting leisure travel and the vacation rental and property management industry.

Quantitative and Qualitative Disclosures about Market Risk

We do not have significant market risk with respect to interest rates, foreign currency exchanges or other market rate or price risks, and we do not hold any financial instruments for trading purposes. At December 31, 2000, all of our outstanding debt was at a fixed interest rate.  At December 31, 2001, $28.6 million of our long-term borrowings accrue interest at variable interest rates.  Based on this debt level annual interest expense would increase by approximately $132,000, if interest rates were to increase by 46 basis points, or 10%, over the current weighted average interest rate of these variable rate borrowings.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  We continually evaluate our estimates and assumptions, including those related to bad debts, trade and other receivables, valuation of property, equipment and software, goodwill, self-insurance reserves, and contingencies and litigation.  Our estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  We believe the following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements.  Actual results could differ from our estimates.

Trade and other receivables are reflected net of an estimated allowance for doubtful accounts.  This estimate is based primarily on historical experience and assumptions with respect to future payment trends.

Property, equipment and software are stated at cost, or in the case of equipment acquired under capital lease, the present value of future lease payments, less accumulated depreciation.  Certain costs for developing, customizing and installing software for internal use and for sale to third parties are capitalized.  Revenues related to the sale of software to third parties are recognized when the systems are installed.  Depreciation is computed using the straight-line method over the estimated useful lives of the recorded assets or the lease terms.  We periodically, or upon the occurrence of certain events, review the balances of these long-lived assets for possible impairment.  The assessment of long-lived assets for impairment requires us to make certain judgments, including the estimate of cash flows from the respective assets.

Goodwill has been amortized on a straight-line basis over 40 years, other than that associated with the acquisition of First Resort Software, Inc., which has been amortized over 15 years, representing the approximate remaining useful life of acquired assets.  In accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002, the goodwill balance recorded by the Company will no longer be amortized.  This new rule requires that intangible assets with indefinite lives not be amortized, but reviewed annually for impairment.  The annual impairment review requires us to make estimates of future cash flows with respect to the identified net assets acquired.

We are self-insured for various levels of workers’ compensation and employee medical and dental insurance coverage.  Insurance reserves include the present values of projected settlements for claims.  Projected settlements are estimated based on historical trends and actuarial data.

We are involved with various legal actions arising in the course of our business.  Legal reserves are established for actions in which the outcomes of the cases are probable and monetary damages are reasonably estimable as determined by in-house and external legal counsel.

Performance Statistics

ResortQuest International, Inc.

Total System (2)

December 31, 2001

(Unaudited)

	Twelve Months Ended
	Dec 31, 2000	Dec 30, 2001	VAR
Beach
Gross Lodging Revenues (1)	$178,132	$210,789	18.3%
Occupancy	51.3%	46.2%	(5.1	)pts
ADR	$145.96	$155.77	6.7%
RevPAU	$74.94	$72.00	(3.9)%
Total Units	7,919	9,460	19.5%

Hawaii
Gross Lodging Revenues (1)	$155,520	$143,384	(7.8)%
Occupancy	79.3%	71.7%	(7.6	)pts
ADR	$109.32	$115.20	5.4%
RevPAU	$86.69	$82.57	(4.8)%
Total Units	5,324	5,553	4.3%

Mountain
Gross Lodging Revenues (1)	$48,027	$58,792	22.4%
Occupancy	33.2%	33.2%	0.0	pts
ADR	$172.64	$175.61	1.7%
RevPAU	$57.37	$58.29	1.6%
Total Units	2,765	3,283	18.7%

Desert
Gross Lodging Revenues (1)	$8,835	$8,092	(8.4)%
Occupancy	44.0%	42.4%	(1.6	)pts
ADR	$110.54	$105.12	(4.9)%
RevPAU	$48.62	$44.54	(8.4)%
Total Units	579	522	(9.8)%

Total
Gross Lodging Revenues (1)	$390,514	$421,057	7.8%
Occupancy	57.8%	51.4%	(6.4	)pts
ADR	$130.12	$139.90	7.5%
RevPAU	$75.25	$71.92	(4.4)%
Total Units	16,587	18,818	13.5%

(1)   Gross lodging revenues are in thousands and represent the total rental charged to property rental customers.  Our revenue represents from 3% to over 40% of the lodging revenues based on the services provided by us.

(2)   Total system statistics include all exclusive managed contracts from the period under management through December 31, 2000 and December 31, 2001.  Excluded from these statistics are non-exclusive management contracts, which approximated 1,300 units as of December 31, 2000, and 1,400 as of December 31, 2001.  Also excluded from these statistics are owner use nights and renovation nights which were approximately 14.3% of gross available nights in the twelve months ended December 31, 2001, and 12.6% of gross available nights in the twelve months ended December 31, 2000.

Performance Statistics

ResortQuest International, Inc.

Same-Store (2)

December 31, 2001

(Unaudited)

	Twelve Months Ended
	Dec 31, 2000	Dec 31, 2001	VAR
Beach
Gross Lodging Revenues (1)	$147,767	$146,209	(1.1)%
Occupancy	51.7%	48.7%	(3.0	)pts
ADR	$131.56	$137.40	4.4%
RevPAU	$68.00	$66.94	(1.6)%
Total Units	7,093	7,069	(0.3)%

Hawaii
Gross Lodging Revenues (1)	$155,520	$143,384	(7.8)%
Occupancy	79.3%	71.7%	(7.6	)pts
ADR	$109.32	$115.20	5.4%
RevPAU	$86.69	$82.57	(4.8)%
Total Units	5,324	5,553	4.3%

Mountain
Gross Lodging Revenues (1)	$46,544	$45,049	(3.2)%
Occupancy	33.1%	31.2%	(1.9	)pts
ADR	$173.24	$168.87	(2.5)%
RevPAU	$57.39	$52.70	(8.2)%
Total Units	2,600	2,695	3.7%

Desert
Gross Lodging Revenues (1)	$8,835	$8,092	(8.4)%
Occupancy	44.0%	42.4%	(1.6	)pts
ADR	$110.54	$105.12	(4.9)%
RevPAU	$48.62	$44.54	(8.4)%
Total Units	579	522	(9.8)%

Total
Gross Lodging Revenues (1)	$358,666	$342,734	(4.4)%
Occupancy	58.4%	53.5%	(4.9	)pts
ADR	$123.92	$129.21	4.3%
RevPAU	$72.31	$69.14	(4.4)%
Total Units	15,596	15,839	1.6%

(1)   Gross lodging revenues are in thousands and represent the total rental charged to property rental customers.  Our revenue represents from 3% to over 40% of the lodging revenues based on the services provided by us.

(2)   For better comparability, the twelve months ended December 31, 2001 excluded all non-exclusive management contracts as well as all properties that were not acquired by ResortQuest prior to first quarter 2000, which approximated 4,400 units as of December 31, 2001.  Also excluded from these statistics are owner use nights and renovation nights which were approximately 13.4% of gross available nights in the twelve months ended December 31, 2001, and 12.3% of gross available nights in the twelve months ended December 31, 2000.

Markets

We currently manage condominiums and homes in over 50 resort locations throughout the U.S. and in Canada. The following table sets forth the aggregate number of properties managed in each of the following states and provinces at December 31, 2001.

BEACH RESORTS
Florida: Anna Maria Island, Beaches of South Walton, Bonita Springs, Bradenton, Captiva Island, Destin, Fort Myers, Fort Myers Beach, Ft. Walton Beach, Lido Key, Longboat Key, Marco Island, Naples, Navarre Beach, New Port Richey, Okaloosa Island, Orlando, Panama City, Pensacola, Perdido Key, Sanibel Island, Sarasota, Siesta Key, Vanderbilt Beach and Venice.	6,078
Massachusetts: Nantucket	1,200
South Carolina: Hilton Head Island	647
Delaware: Bethany Beach	595
North Carolina: Outer Banks	1,171
Georgia: St. Simons Island	509
Alabama: Gulf Shores	319
Ohio: Lake Erie Islands	141

HAWAII RESORTS
Hawaii: Big Island, Kauai, Maui and Oahu	5,553

MOUNTAIN RESORTS
Colorado: Aspen, Breckenridge, Crested Butte, Dillon, Keystone, Snowmass Village, Steamboat Springs and Telluride	1,823
British Columbia: Whistler	621
Utah: The Canyons, Deer Valley and Park City	355
Montana: Big Sky	216
Oregon: Mt. Bachelor and Sunriver	141
Idaho: Sun Valley	181
Tennessee: Gatlinburg and Pigeon Forge	181

DESERT RESORTS
California: Palm Desert and Palm Springs	199
Arizona: Phoenix, Scottsdale and Tucson	323
TOTAL	20,253

Risks Associated With Forward Looking Statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including but not limited to the risks associated with: successful integration of acquired entities, factors affecting internal growth and management of growth, our acquisition strategy and availability of financing, the travel and tourism industry, seasonality, quarterly fluctuations, general economic conditions and our dependence on technology, e-commerce and travel providers. Important factors that could cause actual results to differ materially include, but are not limited to, those listed in our previous filings with the Securities and Exchange Commission.

Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this filing will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the objectives and plans will be achieved.

RESORTQUEST INTERNATIONAL,INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2000	2001
(in thousands, except share amounts)
ASSETS
Current assets
Cash and cash equivalents	$4,283	$213
Cash held in escrow	22,061	22,648
Trade and other receivables, net	8,243	10,541
Deferred income taxes	1,061	1,430
Other current assets	6,602	6,063
Total current assets	42,250	40,895
Goodwill, net	185,733	216,534
Property, equipment and software, net	28,507	39,509
Other assets	6,679	7,336
Total assets	$263,169	$304,274

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$483	$322
Deferred revenue and property owner payables	51,653	52,457
Accounts payable and accrued liabilities	13,774	14,298
Other current liabilities	303	3,069
Total current liabilities	66,213	70,146
Long-term debt, net of current maturities	50,401	78,644
Deferred income taxes	4,041	9,459
Other long-term obligations	6,112	6,111
Total liabilities	126,767	164,360

Commitments and contingencies

Stockholders’ equity
Common stock, $0.01 par value, 50,000,000 shares authorized, 18,988,246 and 19,243,249 shares outstanding, respectively	190	192
Additional paid-in capital	151,960	153,884
Accumulated other comprehensive income	(49)	(64)
Excess distributions	(29,500)	(29,500)
Retained earnings	13,801	15,402
Total stockholders’ equity	136,402	139,914
Total liabilities and stockholders’ equity	$263,169	$304,274

The accompanying notes are an integral part of these consolidated financial statements.

RESORTQUEST INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	1999	2000	2001
(in thousands, except per share amounts)
Revenues
Property management fees	$65,795	$78,543	$88,732
Service fees	38,608	47,080	47,889
Real estate and other	23,509	26,391	24,335
Total revenues	127,912	152,014	160,956
Operating expenses
Direct operating	65,804	80,314	83,838
General and administrative	41,669	40,940	57,663
Depreciation	2,556	3,549	5,209
Goodwill amortization	4,353	4,934	5,670
Total operating expenses	114,382	129,737	152,380
Operating income	13,530	22,277	8,576
Interest and other expense, net	4,228	4,814	4,647
Income before income taxes	9,302	17,463	3,929
Provision for income taxes	4,873	7,857	2,328
Net income	$4,429	$9,606	$1,601
Earnings per share
Basic	$0.25	$0.51	$0.08
Diluted	$0.24	$0.51	$0.08

The accompanying notes are an integral part of these consolidated financial statements.

RESORTQUEST INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(in thousands, except share amounts)

			Additional	Other
	Common Stock		Paid-in	Comprehensive	Excess	Retained		Comprehensive
	Shares	Amount	Capital	Income	Distributions	Earnings	Total	Income
Balance, December 31, 1998	17,092,768	$171	$136,045	$(19)	$(29,500)	$158	$106,855

Net income	—	—	—	—	—	4,429	4,429	$4,429
Foreign currency translation loss	—	—	—	(14)	—	—	(14)	(14)
Distributions	—	—	—	—	—	(392)	(392)	—
Stock issued in connection with: Exercise of employee stock options	3,436	—	37	—		—	37	—
Acquisitions	1,619,243	16	14,892	—	—	—	14,908	—
1999 Comprehensive Income								4,415
Balance, December 31, 1999	18,715,447	187	150,974	(33)	(29,500)	4,195	125,823
Net income	—	—	—	—		9,606	9,606	9,606
Foreign currency translation loss	—	—	—	(16)	—		(16)	(16)
Stock issued in connection with Acquisitions	272,799	3	986	—	—	—	989	—
2000								9,590
Comprehensive Income
Balance, December 31, 2000	18,988,246	190	151,960	(49)	(29,500)	13,801	136,402
Net income	—	—	—	—	—	1,601	1,601	1,601
Foreign currency translation loss	—	—	—	(15)	—	—	(15)	(15)
Stock issued in connection with:
Exercise of employee stock options	29,476	—	258	—	—	—	258	—
Acquisitions	225,527	2	1,666	—	—	—	1,668	—
2001 Comprehensive Income								$1,586
Balance, December 31, 2001	19,243,249	$192	$153,884	$(64)	$(29,500)	$15,402	$139,914

The accompanying notes are an integral part of these consolidated financial statements.

RESORTQUEST INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	1999	2000	2001
(in thousands)
Cash flows from operating activities
Net income	$4,429	$9,606	$1,601
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash unusual items and other charges	—	—	3,111
Depreciation and goodwill amortization	6,909	8,483	10,879
Changes in operating assets and liabilities
Cash held in escrow	(2,781)	8,690
Trade and other receivables, net	468	(1,507)	791
Deferred revenue and property owner payables	3,370	4,451	(12,754)
Accounts payable and accrued liabilities	(192)	407	(819)
Deferred income taxes	667	3,756	5,049
Other	(2,208)	(3,310)	(3,936)
Net cash provided by operating activities	10,662	30,576	10,264
Cash flows from investing activities
Cash portion of acquisitions, net	(31,316)	(8,290)	(25,585)
Purchases of property, equipment and software	(5,280)	(11,057)	(16,218)
Other	(769)	—	—
Net cash used in investing activities	(37,365)	(19,347)	(41,803)
Cash flows from financing activities
Net proceeds from issuance of Senior Notes	48,986	—	—
Credit Facility borrowings	54,250	40,000	87,400
Credit Facility repayments	(79,063)	(52,000)	(58,800)
Payment of capital lease and other debt obligations	(2,838)	(333)	(1,389)
Exercise of employee stock options	—	—	258
Proceeds (repayments) from issuance of secured mortgage notes	5,734	(5,734)	—
Distributions to stockholders	(392)	—	—
Net cash provided by (used in) financing activities	26,677	(18,067)	27,469
Net decrease in cash and cash equivalents	(26)	(6,838)	(4,070)
Cash and cash equivalents, beginning of period	11,147	11,121	4,283
Cash and cash equivalents, end of period	$11,121	$4,283	$213

The accompanying notes are an integral part of these consolidated financial statements.

RESORTQUEST INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

In these footnotes, the words “Company,” “ResortQuest,” “we,” “our” and “us” refer to ResortQuest International, Inc., a Delaware corporation, and its wholly-owned subsidiaries, unless otherwise stated or the context requires otherwise.

NOTE 1 - BASIS OF PRESENTATION

Organization and Principles of Consolidation

ResortQuest is the world’s largest vacation rental property management company with over 20,000 units under management.  We are the first company offering vacation condominium and home rentals, sales and management under an international brand name in over 50 premier destination resorts located in the continental United States, Hawaii and Canada.  Our consolidated financial statements include the accounts of ResortQuest and its subsidiaries after elimination of all significant intercompany accounts and transactions.

Acquisitions

During 1999, we completed 13 acquisitions for a total cost of $46.2 million, with 41.6% of the consideration paid in the form of common stock with an aggregate value of $19.2 million and $27.0 million, net of unrestricted cash acquired, two of which were accounted for under the pooling-of-interests method of accounting. During 2000, we completed three acquisitions for a total cost of $9.2 million, including earn-up payments related to the 1999 acquisitions, with 10.7% of the net consideration paid in the form of common stock with an aggregate value of $989,000, net of retired escrow shares, and the remaining $8.3 million of consideration paid in cash, net of unrestricted cash acquired.  During 2001, we completed eight acquisitions for a total cost of $27.2 million, including earn-up payments related to previous acquisitions, with 6.1% of the net consideration paid in the form of common stock with an aggregate value of $1.7 million, and the remaining $25.5 million of consideration paid in cash, net of unrestricted cash acquired.  All acquisitions were accounted for under the purchase method of accounting, unless otherwise noted.  The following proforma results assume the 2001 acquisitions had occurred on January 1, 2000:

	Years Ended December 31,
	2000	2001
(in thousands, unaudited)
Revenues
ResortQuest	$152,014	$160,956
Acquisitions	17,435	796
Proforma Revenues	$169,449	$161,752
Net income
ResortQuest	$9,606	$1,601
Acquisitions	395	(173)
Proforma Combined Net income	$10,001	$1,428
Diluted EPS
ResortQuest	$0.51	$0.08
Acquisitions	0.02	(0.01)
Proforma Diluted EPS	$0.53	$0.07

These unaudited proforma results are presented for comparative purposes only.  The proforma results are not necessarily indicative of what our actual results would have been had the acquisitions been completed at the beginning of these periods, or of future results.

Acquisition Costs

Costs incurred in the course of our evaluation of acquisition candidates and the ultimate consummation of acquisitions consist primarily of attorneys’ fees, accounting fees and other costs incurred by us in identifying and closing transactions.  These costs incurred are deferred on the balance sheet until the related transaction is either consummated or terminated.  Similar treatment is followed in recording costs incurred by us in the course of generating additional debt or equity financing.  In 1999, we incurred $716,000 in transaction costs recorded in General and administrative expenses related to the 1999 acquisitions accounted for under the pooling-of-interests method.  For the acquisitions accounted for under the purchase method of accounting, all transaction costs and the excess of the purchase price over the fair value of identified net assets acquired represent goodwill.  Goodwill has been amortized over a life up to 40 years and is calculated based on a preliminary estimate that is adjusted to its final balance within one year of the close of the acquisition (see Note 2).  Additionally, certain of our acquisitions have “earn-up” provisions that require additional consideration to be paid if certain operating results are achieved over periods of up to three years.  This additional consideration is recorded as goodwill when the amount is fixed and determinable.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Property Management Fees

We receive property rental fees when the properties are rented, which are generally a percentage of the rental price of the vacation property. Rental fees range from approximately 3% to over 40% of gross lodging revenues collected based upon the type of services provided by us to the property owner and the type of rental units managed.  Revenues are recognized ratably over the rental period based on our proportionate share of the total rental price of the vacation condominium or home.  We require certain minimum deposits when reservations are booked.  These deposits are recorded as a component of deferred revenue and property owner payables.  Revenues from cancellations are recorded at the time of cancellation.

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

Other

We recognize other revenues primarily related to real estate broker commissions, food & beverage sales and software and maintenance sales. We have real estate broker sales operations in 31 resort locations. We recognize revenues on real estate sales when the transactions are complete and such revenue is recorded net of the related agent commissions. We also manage food & beverage outlets in connection with the management of larger condominium complexes, primarily in Hawaii and Florida. ResortQuest Technologies sells a fully integrated software package, First Resort Software, specifically designed for the property rental business, along with ongoing service contracts. Software and maintenance revenues are recognized when the systems are installed and ratably over the service period, respectively.  Certain property management companies (“Alliance Partners”) market their properties through our distribution channels and pay us a commission on reservations booked and/or an annual fee to market their properties through our distribution channels.  The commissions from the Alliance Partners are recorded as Real estate and other revenues when the reservations are booked (and no longer subject to cancellation) and the annual fees are recognized as Real estate and other revenues ratable over the ensuing 12 months, which corresponds with the terms of the agreements.  Real estate and other revenues were as follows:

	Years Ended December 31,
	1999	2000	2001
(in thousands)
Real estate brokerage commissions, net	$13,282	$17,188	$15,260
Food & beverage	4,067	4,575	4,176
Software sales and service	3,448	3,330	2,982
Other	2,712	1,298	1,917
	$23,509	$26,391	$24,335

Direct Operating Expenses

Direct operating expenses include expenses related to housekeeping, maintenance, reservations, marketing and advertising, and other costs associated with rental and management. Direct operating expenses also include the cost of sales and operating expenses for food & beverage and software sales and service as follows:

	Years Ended December 31,
	1999	2000	2001
(in thousands)
Rental and management related	$60,291	$73,989	$78,258
Food & beverage	3,655	4,465	3,578
Software sales and service	1,858	1,860	2,002
	$65,804	$80,314	$83,838

Advertising and Marketing

In accordance with the AICPA’s Statement of Position (“SOP”) No. 93-7 “Reporting on Advertising Costs,” the Company expenses advertising and marketing costs as incurred or as the advertising takes place.  Internet portal agreements are treated as advertising and are expensed ratably over the lesser of the contract period or the benefit period.

Cash and Cash Equivalents

For the purposes of the consolidated balance sheets and statements of cash flows, we consider all investments with original maturities of three months or less to be cash equivalents.

Cash Held in Escrow

Cash held in escrow primarily represents guest advance deposits held in escrow for lodging reservations and deposits on real estate transactions.  Upon the occurrence of the guest’s stay, the lodging reservation deposits are withdrawn from escrow as we recognize our revenue, ratably over the guest’s stay, with the remaining amounts being disbursed to the homeowners of our managed properties.  Upon the legal closing of a real estate transaction that we broker, real estate deposits are withdrawn from escrow as we recognize our commission revenue, net of any agent commissions.

Inventories

Inventories consist primarily of food and beverage items that are recorded at cost as a component of Other current assets.

Property, Equipment and Software

Property, equipment and software are stated at cost or, in the case of equipment acquired under capital leases, the present value of future lease payments. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the lease terms.

We account for the costs of computer software developed or obtained for internal use in accordance with SOP No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”  In accordance with SOP No. 98-1, during 1999, 2000 and 2001, we capitalized $597,000, $3.0 million and $6.4 million, respectively, of software development costs, primarily related to outside professional fees and internal payroll and related benefits.  At December 31, 2000 and 2001, Property, equipment and software in the accompanying consolidated balance sheets includes $3.4 million and  $9.0 million, respectively, in capitalized software developed or obtained for internal use, net of amortization.

We account for the costs of computer software developed or obtained for internal use that is also sold or otherwise marketed in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.”  In accordance with SFAS No. 86, during 1999, 2000 and 2001, we capitalized $335,000, $4.6 million and $6.6 million, respectively, of software development costs, primarily related to outside professional fees and internal payroll and related benefits.  At December 31, 2000 and 2001, Property, equipment and software in the accompanying consolidated balance sheets included $4.9 million and $9.7 million, respectively, in capitalized software developed or obtained for internal use that is also sold or otherwise marketed, net of amortization.

These costs are being amortized on a straight-line basis over the estimated useful lives of the related projects ranging from three to ten years.  We periodically, or upon the occurrence of certain events, review these capitalized software cost balances for impairment.  General and administrative expenses for 2001 include a $1.5 million write-down of capitalized software costs, net of accumulated amortization, related to certain previously released versions of First Resort Software that were developed for internal use and marketed to be sold.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments that extend the useful lives of existing equipment are capitalized and depreciated. Upon retirement or disposition of property, equipment and software, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of income.

Goodwill

Goodwill is the excess of the purchase price over fair value of identified net assets acquired in business combinations accounted for under the purchase method of accounting. Goodwill has been amortized on a straight-line basis over 40 years, other than that associated with the acquisition of First Resort Software, Inc., which has been amortized over 15 years, representing the approximate remaining useful life of acquired assets.  As of January 1, 2002, the goodwill balance recorded by the Company will no longer be amortized (see “New Accounting Pronouncements”).  Goodwill balances are reviewed for impairment when circumstances indicate that the carrying amount may not be recoverable.  For the three years ended December 31, 2001, we have not recorded an impairment charge (see “New Account Pronouncements”).  We recorded goodwill amortization of $4.4 million, $4.9 million and $5.7 million in 1999, 2000 and 2001, respectively.

New Accounting Pronouncements

SFAS No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets” were issued in June 2001.  SFAS No. 141 eliminated the pooling-of-interests method of accounting for business combinations and required all transactions initiated after June 30, 2001 to be accounted for using the purchase method.  Under SFAS No. 142, goodwill related to our future acquisitions will not be subject to amortization and goodwill related to our historical acquisitions will no longer be amortized beginning on January 1, 2002.  Upon adoption of SFAS No. 142 in January 2002, the Company recorded an $8.1 million impairment charge related to its Desert operations.  Goodwill will be subject to reviews for impairment annually and upon the occurrence of certain events, and, if impaired, a write-down will be recorded.

SFAS No. 143, “Accounting for Asset Retirement Obligations” and No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” were issued in June 2001 and August 2001, respectively.  SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and will not be effective until 2003.  SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and will be effective for 2002.  The initial adoption of both of these statements is not expected to have a material impact on the Company’s financial position or results of operations.

Financial Instruments

As we do not have any derivatives, the carrying values of all financial instruments, excluding fixed-rate borrowings, approximate their estimated fair values.  At December 31, 2000 and 2001, $50.2 million and $50.1 million, respectively, of our long-term borrowings accrue interest at fixed rates.  Based on the borrowing rates currently available to us for bank loans with similar terms and average maturities, the fair value of these borrowings was $49.2 million and $49.8 million at December 31, 2000 and 2001, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

Our property management operations are concentrated in the states of Colorado, Hawaii and Florida. For the year ended December 31, 2001, Colorado, Hawaii and Florida accounted for 14%, 15% and 35%, respectively, of our consolidated revenues.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.  We have historically classified Cash held in escrow as a component of Cash and cash equivalents for balance sheet and cashflow statement presentation.  For all periods presented, Cash held in escrow is now being classified as a separate financial statement caption.  For the years ended December 31, 1999 and 2000, this reclassification resulted in a $2.8 million reduction and an $8.7 million increase, respectively, to Net cash provided by operating activities and an $11.2 million and $1.6 million increase, respectively, to Net cash used in investing activities in the accompanying consolidated statements of cash flows.

NOTE 3 - NOTE RECEIVABLE FROM STOCKHOLDERS

During 1998, we formalized a $4.0 million promissory note resulting from cash advances to a primary stockholder of a predecessor company who is no longer an affiliate of ResortQuest.  On February 16, 2000, this Note was restructured in order to provide for additional collateral.  At this time, certain management fee receivables and accrued interest of approximately $1.1 million were also aggregated into a separate note (collectively, the “Notes”).  The Notes are collateralized by certain real estate held by the stockholder and bear interest at 1/2% below the prime rate of interest, but not less than 6% and not more than 10%.  The remaining balance on the $1.1 million note plus accrued interest was paid in full during 2001.  Interest payments under the $4.0 million note are due every January and July 1st, with the principal balance recorded in Other assets in the accompanying consolidated balance sheets being due in full on May 25, 2008.  To date, all interest payments due under the restructured terms of the Notes have been received.

NOTE 4 - UNUSUAL ITEMS AND OTHER CHARGES

General and administrative expenses for 1999 include $3.1 million of items that management considers as unusual items and other charges. These charges include $906,000 related to a study to explore alternate funding sources; $734,000 in accrued severance payments to three former members of management; $716,000 in transaction costs for two of ResortQuest’s 1999 acquisitions accounted for under the pooling-of-interests method; $471,000 related to an indefinitely suspended secondary offering filed during the second quarter of 1999; and $321,000 in costs related to acquisition candidates no longer being pursued due to management changing its acquisition strategy during the year.

General and administrative expenses for 2001 include $4.7 million of items that management considers as unusual items and other charges.  These charges include a $1.5 million non-cash write-down of certain previously released First Resort Software versions, a $1.3 million non-cash write-off of deferred acquisition costs related to acquisition candidates that will no longer be pursued, $1.6 million in employee-related and other cash charges and $303,000 in non-cash items primarily related to the write-off of miscellaneous receivables.

NOTE 5 - SUPPLEMENTAL FINANCIAL INFORMATION

Trade and other receivables, net consisted of the following:

	As of December 31,
	2000	2001
(in thousands)
Receivables from managed properties	$3,748	$3,009
Income tax receivables	2,286	4,976
All other receivables	2,537	3,045
Total	8,571	11,030
Less - allowance for doubtful accounts	(328)	(489)
	$8,243	$10,541

Property, equipment and software, net consisted of the following:

	Estimated Useful	As of December 31,
	Life in Years	2000	2001
(in thousands)
Land and improvements		$2,164	$2,407
Building and improvements	15-30	7,337	7,821
Leasehold improvements	5-30	3,156	3,973
Furniture, fixtures and equipment	3-10	11,354	14,780
Vehicles	5- 7	2,513	2,814
Software and web development	3-10	8,495	19,987
Leased property	3- 7	1,824	1,272
Total		36,843	53,054
Less - accumulated depreciation		(8,336)	(13,545)
		$28,507	$39,509

Accounts payable and accrued liabilities consisted of the following:

	As of December 31,
	2000	2001
(in thousands)
Accounts payable	$5,242	$6,098
Accrued payroll	5,103	5,345
Other accrued liabilities	3,429	2,855
	$13,774	$14,298

Supplemental cash flow information is as follows:

	Years Ended December 31,
	1999	2000	2001
(in thousands)
Supplemental disclosure of cash flow information
Cash paid for interest	$5,292	$6,028	$5,688
Cash paid for income taxes	$6,823	$5,919	$1,846
Supplemental disclosure of non-cash flow information
Capital lease obligations	$595	$674	$360
Common stock portion of acquisitions	$14,908	$989	$1,668

NOTE 6 - LONG-TERM DEBT

On January 22, 2001, we replaced our existing Credit Facility that was to expire on May 26, 2001 with a similar facility that expires on January 22, 2004.  Due to the events of September 11th, on October 30, 2001, we amended the Credit Facility to modify the restrictive covenants to allow more flexibility for us under this debt agreement through the end of 2002. The amendment also allows for up to a 100 basis point increase to our interest rate based on certain financial ratios.  Subject to certain limitations, the Credit Facility may be used to borrow up to $40 million and may be used for letters of credit not to exceed $2.5 million in the aggregate, acquisitions, capital expenditures and for general corporate purposes. The credit agreement requires us to comply with various loan covenants, which include maintenance of certain financial ratios, restrictions on additional indebtedness and restrictions on liens, guarantees, advances, capital expenditures, sale of assets and dividends. Interest on outstanding balances of the Credit Facility is computed at our election, on the basis of either the Prime Rate or the Eurodollar Rate, as defined, plus a margin of 2.0% to up to 3.0% based on the amendment discussed above. At December 31, 2001, the weighted average interest rate on the outstanding indebtedness was 4.61%.  Availability fees are 0.5% per annum and are payable on the unused portion of the Credit Facility.  Interest and availability fees are payable monthly.

On June 16, 1999, we issued $50 million of 9.06% Senior Notes, due June 2004, in connection with a note purchase agreement.  On October 30, 2001, we also amended the Senior Notes to modify the restrictive covenants through the end of 2002 to allow more flexibility for us under this debt agreement. The amendment also allowed for up to a 100 basis point increase to our interest rate based on certain financial ratios. At December 31, 2001, the interest rate on the Senior Notes was 9.31%.  The note purchase agreement contains loan covenants substantially similar to those of the credit agreement under the Credit Facility and has prepayment restrictions in the form of “make-whole” provisions. Interest is payable quarterly.

The Credit Facility is secured pari passu to the Senior Notes by substantially all of our assets, including the stock of our significant subsidiaries, as defined.  We were in compliance with all covenants on all indebtedness at December 31, 2001.

Long-term debt consisted of the following:

	As of December 31,
	2000	2001
(in thousands)
Senior Notes	$50,000	$50,000
Credit Facility	—	28,600
Various notes with banks, secured by certain assets, at interest rates ranging from 1.9% to 10.0%, due between March 2002 through June 2005	229	71
Long-term capital lease obligations	655	295
Total	50,884	78,966
Less - current maturities	(483)	(322)
Long-term debt, net of current maturities	$50,401	$78,644

Annual maturities of long-term debt are: 2002, $322,000; 2003, $38,000; 2004, $78.6 million; 2005, $3,000; and none thereafter.

NOTE 7 - OPERATING LEASES

ResortQuest has entered into non-cancelable operating leases for equipment, operating space, office space, hotel properties and individual condominium units within its managed properties. At December 31, 2001, future minimum lease commitments under non-cancelable operating leases are as follows:

Years Ended December 31,
(in thousands)
2002	$6,265
2003	4,923
2004	4,365
2005	4,061
2006	3,630
Thereafter	14,320
$37,564

Under terms of the leases, ResortQuest is generally required to pay all taxes, insurance and maintenance. Rent expense for 1999, 2000 and 2001 was approximately $4.8 million, $5.9 million and $7.2 million, respectively.

In conjunction with certain acquisitions, ResortQuest entered into several lease agreements with certain former owners for the use of office space and facilities. Lease payments made to former owners, who are also significant stockholders and directors, during 1999, 2000 and 2001 were approximately $407,000, $410,000 and $433,000, respectively.

As an accommodation to certain of the managed properties, the Company assists in obtaining leases of operating equipment. In some instances, this assistance includes entering into the leases as the technical lessee. The managed properties perform all obligations under the leases, including making lease payments and providing insurance coverage. ResortQuest is contingently liable under the leases until completion of the lease terms. Because ResortQuest undertakes the role of a technical lessee simply as an accommodation to the managed properties and because the leased equipment is used only for and by the managed properties, these leases have not been recorded in the Company’s financial statements.  At December 31, 2001, all remaining obligations under these leases approximated $1.6 million.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Guarantees

Certain of our management agreements in Hawaii contain provisions for guaranteed levels of returns to owners. These agreements also contain force majeure clauses to protect the Company from forces or occurrences beyond the control of management. During 1999, 2000 and 2001, ResortQuest made payments in excess of the management fees earned on these guaranteed agreements of $133,000, $390,000 and $704,000, respectively.

Acquisition Indemnification

Subject to certain limitations, pursuant to the Agreement and Plan of Organization entered into by and between each acquired entity and ResortQuest (each an “Agreement”), the stockholders of each acquired entity have indemnified ResortQuest against losses, claims, damages, actions, suits, proceedings, demands, assessments, adjustments, costs and expenses as a result of or arising from any breach of the representations and warranties in the Agreement, any liability under the Securities Act of 1933 (“1933 Act”), the Securities Exchange Act of 1934 (“1934 Act”) or other federal or state law or regulation arising out of or based upon any untrue statement of a material fact relating solely to an acquired entity or the stockholders and certain other identified claims or litigation.

In addition, pursuant to each Agreement and subject to certain limitations, ResortQuest agreed to indemnify the stockholders against losses, claims, damages, actions, suits, proceedings, demands, assessments, adjustments, costs and expenses incurred by the stockholders as a result of or arising from any breach by ResortQuest or of its representations and warranties in the Agreement, any liability under the 1933 Act, the 1934 Act or other federal or state law or regulation, at common law or otherwise, arising out of or based upon any untrue statement or alleged untrue statement of a material fact relating to ResortQuest or any of the acquired entities contained in certain filings with the Securities and Exchange Commission or the matters described in the schedules to the Agreement relating to guarantees.

ResortQuest is not aware of any events that have or could have caused any party to act under such indemnification under any of the Agreements during the periods presented in the accompanying consolidated financial statements.

Litigation

On May 26, 2000, Hotel Corp. of the Pacific, Inc. (“Hotel Corp.”), a subsidary of ResortQuest doing business as Aston Hotels & Resorts, instituted legal proceedings in the Circuit Court for the First Circuit of Hawaii against Andre S. Tatibouet, the president of Hotel Corp. This action arises out of a document styled “Cooperation Agreement” that was signed by Andre S. Tatibouet, purporting to act on behalf of Hotel Corp., on the one hand, with Cendant Global Services B.V. and Aston Hotels & Resorts International, Inc., on the other hand.  The Cooperation Agreement contains several provisions that are detrimental to Hotel Corp., including provisions purporting to transfer certain intellectual property and limit certain intellectual property rights held by Hotel Corp. Hotel Corp. seeks monetary damages for breach of fiduciary duty, fraud, and negligent misrepresentation.  By order of the Circuit Court, the claims asserted by Hotel Corp. in the lawsuit have been consolidated with an arbitration demand, filed with the American Arbitration Association by Mr. Tatibouet, in which he alleges various breaches of his employment agreement with Hotel Corp.  The abritration hearing took place in September 2001, where Mr. Tatibouet claimed damages of approximately $17.5 million and ResortQuest claimed damages of approximately $4.7 million.  The parties are engaged in post-hearing briefings, and a decision from the panel is expected in March 2002.

Also on May 26, 2000, ResortQuest International and Hotel Corp. brought action in the Ciruit Court for the First Circuit of Hawaii against Cendant Corporation, Aston Hotels & Resorts International, Inc. and Cendant Global Services B.V. (“Defendants”). It is the position of ResortQuest and Hotel Corp. that the Cooperation Agreement is voidable because (i) it was entered in breach of a prior agreement between ResortQuest, and the parent company of Cendant Global Services B.V. and Aston Hotels & Resorts International, Inc., Cendant Corporation, and (ii) it was entered into by an interested director and officer of Hotel Corp. who was engaging in self-dealing. Accordingly, ResortQuest and Hotel Corp. seek damages for breach of contract against Cendant, and the equitable remedies of rescission and replevin.  We believe that we have meritorious claims and will prevail in each matter.

We are also involved in various legal actions arising in the ordinary course of our business.  We do not believe that any of the remaining actions will have a material adverse effect on our business, financial condition or results of operations.

Insurance

ResortQuest carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers’ compensation and a general umbrella policy. The Company has not incurred significant claims or losses on any of its insurance policies during the periods presented in the accompanying consolidated financial statements.

Employee Health Insurance

We introduced a national healthcare plan on August 1, 2000 for all domestic team members.  The plan provides a broad spectrum of healthcare choices for all full-time team members to select the coverage that best suits their needs. The plan includes medical, dental, vision, life, AD&D, LTD and voluntary life insurance coverages.  The employee medical and dental coverages are self-insured by the Company.  All self-insurance reserves include accruals of estimated settlements for known claims, as well as accruals for estimates of incurred, but not reported claims.  These estimates are based on industry claim factors provided by a plan administrator.  Though changes in cost assumptions, as well as changes in actual experience, could cause these estimates to change significantly in the near term, the Company maintains stop loss insurance to minimize the effect of large claims on its financial results.  During 2000 and 2001, the Company incurred $540,000 and $3.5 million, respectively, in expenses related to this self-insured plan.

Workers’ Compensation Insurance

We introduced a self-insured workers’ compensation insurance plan on December 1, 2000 for most domestic team members. Previous coverage was provided through full premium-based policies.  Team members in certain locations remain covered under these premium-based policies.  All self-insurance reserves include accruals of estimated settlements for known claims, as well as accruals for estimates of incurred, but not reported claims.  These estimates are based on industry claim factors provided by a plan administrator.  Though changes in cost assumptions, as well as changes in actual experience, could cause these estimates to change significantly in the near term, the Company maintains stop loss insurance to minimize the effect of large claims on its financial results.  During 2000 and 2001, the Company incurred $92,000 and $1.0 million, respectively, in expense related to this self-insured plan.

Benefit Plans

On April 1, 1999, we established a 401(k) profit sharing plan that covers all domestic team members and all pre-existing plans were merged into this plan.  The plan permits employees to defer from 1% to 20% of eligible earnings, the Company matches 50% of the first 6% of employee contributions, and employee vesting in Company matching contributions occurs over a three-year period.  During 1999, 2000 and 2001, the Company incurred $352,000, $424,000 and $633,000, respectively, in expense related to this plan.

Employment Agreements

We have entered into non-compete agreements with many of the former owners of the companies that now comprise ResortQuest.  These non-compete agreements are generally three to five years in length effective the day the operations are merged with ResortQuest.  Additionally, we have entered into employment agreements with many of these former owners, all senior corporate officers and several key employees.  Among other things, these agreements allow for severance payments and some include acceleration of stock option awards upon a change in control of ResortQuest, as defined under the agreements. At December 31, 2001, the maximum amount of compensation that would be payable under all agreements if a change in control occurred without prior written notice would be approximately $13.5 million.

NOTE 9 - STOCKHOLDERS’ EQUITY

Common Stock

ResortQuest is authorized to issue 50.0 million shares of common stock.  At December 31, 2000, ResortQuest had 18,988,246 shares of common stock issued and outstanding (16,240,916 shares of common stock and 2,747,330 shares of restricted common stock).  At December 31, 2001, ResortQuest had 19,243,249 shares of common stock issued and outstanding (16,938,033 shares of common stock and 2,305,216 shares of restricted common stock).  The common stock and restricted common stock are identical except that the holders of restricted common stock are only entitled to one-half of one vote for each share on all matters.

We have registered 8.0 million shares of common stock through various shelf registration statement filings.  As of December 31, 2000 and 2001, we had issued 3,063,960 and 3,289,487 shares, respectively, under these shelf registration statements in connection with acquisitions.

Preferred Stock

ResortQuest’s authorized capital includes 10.0 million shares of undesignated preferred stock with a $0.01 par value.  On February 25, 1999, our Board of Directors adopted a stockholder rights plan designed to protect our stockholders in the event of takeover action that would deny them the full value of their investment.  Under this plan, a dividend distribution of one right for each share of common stock was declared to holders of record at the close of business on March 15, 1999.  The rights will also attach to common stock issued after March 15, 1999. The rights will become exercisable only in the event, with certain exceptions, an acquiring party accumulates 15% or more of our voting stock, or if a party announces an offer to acquire 15% or more of our voting stock.  The rights will expire on March 15, 2009. Each right will entitle the holder to buy one one-hundredth of a share of a new series of preferred stock at a price of $87.00. In addition, upon the occurrence of certain events, holders of the rights will be entitled to purchase either our stock or shares in an “acquiring entity” at half of the then current market value of our common stock.  We generally will be entitled to redeem the rights at $0.01 per right at any time until the date on which a 15% position in our voting stock is acquired by any person or group.

NOTE 10 - STOCK OPTIONS

Options granted under our Long-Term Incentive Plan (the “Incentive Plan”) vest annually and ratably over a period from three to four years after the date of grant and expire five to ten years after the grant date. ResortQuest has reserved 15% of outstanding authorized common stock for use in connection with the Incentive Plan and also provides for the issuance of stock appreciation rights, restricted or deferred stock, dividend equivalents, bonus shares and awards in lieu of our obligations to pay cash compensation, non-employee directors’ deferred shares or other awards. The value of the options is based in whole or in part upon the value of the common stock.

ResortQuest applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for options granted under the Incentive Plan.  Accordingly, no compensation cost has been recognized in the consolidated statements of income for issued options. In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” ResortQuest has estimated the fair value of each option grant using the Black-Scholes Option-Pricing Model. Had compensation cost for awards under the Incentive Plan been determined based on the fair value at the grant dates, ResortQuest’s net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table:

	Years Ended December 31,
	1999	2000	2001
(in thousands, except per share amounts)
Net income
As reported	$4,429	$9,606	$1,601
Pro forma	3,139	8,594	1,203
Basic earnings per share
As reported	$0.25	$0.51	$0.08
Pro forma	0.17	0.45	0.06
Diluted earnings per share
As reported	$0.24	$0.51	$0.08
Pro forma	0.17	0.45	0.06

A summary of ResortQuest’s stock option transactions is as follows:

	Weighted Average Exercise Price	Options Outstanding	Common Stock Available For Grant
Balance - December 31, 1998	$10.90	1,874,351	152,680
Approval of new options	n/a	—	780,286
Granted	8.71	707,102	(707,102)
Exercised	10.68	(3,436)	3,436
Cancelled	10.83	(168,405)	168,405
Balance - December 31, 1999	10.26	2,409,612	397,705
Approval of new options	n/a	—	40,919
Granted	5.35	603,900	(603,900)
Cancelled	10.23	(337,424)	337,424
Balance - December 31, 2000	9.14	2,676,088	172,148
Approval of new options	n/a	—	38,251
Granted	6.46	241,499	(241,499)
Exercised	8.73	(29,476)	29,476
Cancelled	10.52	(154,589)	154,589
Balance - December 31, 2001	$8.88	2,733,522	152,965

The weighted average fair value of options granted by ResortQuest for 1999, 2000 and 2001 was $3.16, $2.76 and $4.05, respectively. Assumptions included an average risk-free interest rate ranging from 2.7% to 6.8%; an average expected life of 2.6 to 4.0 years; a volatility factor of 40.4% to 84.3%; and no dividends.  At December 31, 2001, there were 1,595,957 exercisable stock options outstanding with exercise prices that range from $4.06 to $16.88 with a weighted average exercise price of $9.62 and a weighted average remaining contractual life of 5.2 years.

NOTE 11 - INCOME TAXES

Income tax expense consisted of the following:

	Years Ended December 31,
	1999	2000	2001
(in thousands)
Current
Federal	$3,240	$3,136	$(2,585)
State	966	965	(136)
Deferred
Federal	593	3,401	4,638
State	74	355	411
Total	$4,873	$7,857	$2,328

The difference between the statutory federal income tax rate and the effective income tax rate expressed as a percentage of income before income taxes was as follows:

	Years Ended December 31,
	1999	2000	2001
Federal statutory rate	35.0%	35.0%	34.0%
State and foreign income taxes, net of federal benefit	4.4	3.6	4.3
Goodwill and other permanent items	20.8	9.8	44.7
Adjustments to estimated income tax accruals	—	(3.4)	(23.8)
Pre-acquisition earnings not taxable	(7.8)	—	—
Effective income tax rate	52.4%	45.0%	59.2%

The tax effects of temporary differences that give rise to significant portions of our deferred tax assets and liabilities were as follows:

	As of December 31,
	2000	2001
(in thousands)
Deferred tax assets
Claims and other reserves	$711	$731
Section 481 adjustment: cash to accrual	221	—
State net operating losses	361	710
Other	154	137
Total deferred tax assets	$1,447	$1,578
Deferred tax liabilities
Deductible goodwill amortization	$(1,696)	$(3,127)
Basis difference on fixed assets	(2,731)	(6,480)
Total deferred tax liabilities	(4,427)	(9,607)
Net deferred tax liabilities	$(2,980)	$(8,029)

NOTE 12 - EARNINGS PER SHARE

In accordance with the provisions of SFAS No. 128, “Earnings Per Share,” we compute our basic earnings per share by dividing Net income by the number of weighted average common shares outstanding during the year.  Our Diluted earnings per share is computed by dividing Net income by the number of weighted average common stock equivalents outstanding during the year.  For each of the three years in the period ended December 31, 2001, common stock equivalents consisted solely of stock options outstanding under our Incentive Plan (see Note 10).

	Years Ended December 31,
	1999	2000	2001
Basic weighted average common shares outstanding	18,005,426	18,962,752	19,167,203
Effect of dilutive securities - stock options	170,337	54,919	175,616
Diluted weighted average common shares outstanding	18,175,763	19,017,671	19,342,819

NOTE 13 - SEGMENT REPORTING

ResortQuest has one operating segment, property management, which is managed as one business unit.  The All other segment includes ResortQuest Technologies and corporate.  At December 31, 1999, 2000 and 2001, approximately 76%, 64% and 47%, respectively, of the All other segment assets represent goodwill recorded for ResortQuest Technologies and corporate.

The following table presents the revenues, operating income and assets of ResortQuest’s reportable segment:

	Years Ended December 31,
	1999	2000	2001
(in thousands)
Revenues
Property management	$124,270	$148,536	$157,527
All other	3,642	3,478	3,429
	$127,912	$152,014	$160,956
Operating income
Property management	$23,409	$31,892	$26,976
All other	(9,879)	(9,615)	(18,400)
	$13,530	$22,277	$8,576
Assets
Property management	$218,742	$218,338	$245,482
All other	38,933	44,831	58,792
	$257,675	$263,169	$304,274

NOTE 14 - RELATED-PARTY TRANSACTIONS

ResortQuest has consulting and management agreements with certain current and former directors.  Consulting services include assistance in operations, identifying acquisitions and involvement in local and governmental affairs.  During 1999, 2000 and 2001, we incurred $126,000, $215,000 and $312,000, respectively, relative to these consulting agreements.

ResortQuest receives sales commissions for selling properties developed by certain companies and partnerships owned or co-owned by these directors.  These net commissions approximated $2.0 million, $1.5 million and $1.4 million during 1999, 2000, and 2001, respectively.

ResortQuest entered into numerous transactions with the former owner of Aston Hotels & Resorts (“Former Owner”) who is a former director of the Company. ResortQuest provides management and centralized services (cooperative sales and marketing, reservations, accounting services and other reimbursements) for four hotels, two of which are owned by the Former Owner and two of which are managed for an affiliate of the Former Owner. The management fees charged to these hotels approximated $1.3 million, $1.1 million and $1.2 million in 1999, 2000 and 2001, respectively.  Additionally, ResortQuest provides administrative services to AST International LLC, a company that is controlled by the Former Owner. Related to these services, we recognized $78,000, $42,000 and $29,000 of revenue during 1999, 2000 and 2001, respectively.

ResortQuest provides consulting and management services to entities owned by certain former directors.  During 1999, 2000 and 2001, we received $323,000, $368,000 and $216,000, respectively, relative to these consulting agreements.  ResortQuest also manages vacation properties pursuant to its standard management agreement that are owned or co-owned by certain directors and employees of the Company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of ResortQuest International, Inc.:

We have audited the accompanying consolidated balance sheets of ResortQuest International, Inc., (a Delaware corporation) and subsidiaries (the “Company”), as of December 31, 2001, and 2000, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ResortQuest International, Inc. and subsidiaries, as of December 31, 2001, and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Memphis, Tennessee,

February 19, 2002.

MANAGEMENT’S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

ResortQuest International, Inc. (“ResortQuest”) is responsible for preparing the consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements present fairly ResortQuest’s consolidated financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States. In preparing its consolidated financial statements, ResortQuest is required to include amounts based on estimates and judgements which it believes are reasonable under the circumstances.

ResortQuest maintains accounting and other control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing consolidated financial statements and that assets are properly accounted for and safeguarded. Limitations exist in any internal control system, recognizing that the system’s cost should not exceed the benefits derived.

The Board of Directors pursues its responsibility for ResortQuest’s consolidated financial statements through its Audit Committee, which is composed solely of directors who are not officers or employees of ResortQuest. The Audit Committee meets from time to time with the independent public accountants and management.

/s/ David L. Levine

Chairman, President and Chief Executive Officer

/s/ J. Mitchell Collins

Senior Vice President and Chief Financial Officer

Quarterly Results of Operations

(unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(in thousands, except per share amounts)
2001
Revenues	$45,442	$43,398	$48,682	$23,434
Operating income (loss)	8,253	6,443	5,770	(11,890)
Net income (loss)	4,331	3,019	466	(6,215)
Basic earnings (loss) per share (a)	0.23	0.16	0.02	(0.32)
Basic weighted average shares outstanding	19,043	19,142	19,242	19,243
Diluted earnings (loss) per share (a)	0.23	0.16	0.02	(0.32)
Diluted weighted average shares outstanding	19,182	19,414	19,400	19,243

2000
Revenues	$38,547	$40,840	$47,014	$25,613
Operating income (loss)	6,512	6,424	12,578	(3,238)
Net income (loss)	2,851	2,832	6,403	(2,480)
Basic earnings (loss) per share (a)	0.15	0.15	0.34	(0.13)
Basic weighted average shares oustanding	18,831	19,013	19,020	18,988
Diluted earnings (loss) per share (a)	0.15	0.15	0.34	(0.13)
Diluted weighted average shares outstanding	18,851	19,059	19,082	18,988

1999
Revenues	$31,656	$30,989	$42,059	$23,207
Operating income (loss)	6,192	4,020	11,749	(8,431)
Net income (loss)	3,040	1,692	5,663	(5,966)
Basic earnings (loss) per share (a)	0.18	0.10	0.31	(0.32)
Basic weighted average shares outstanding	17,354	17,487	18,462	18,680
Diluted earnings (loss) per share (a)	0.17	0.10	0.31	(0.32)
Diluted weighted average shares outstanding	17,786	17,472	18,479	18,680

(a)   The sum of the quarterly amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter while the full year is based on the annual weighted average shares outstanding.

Stock Price
2001	High	Low
Fourth Quarter	$5.66	$2.70
Third Quarter	11.32	3.00
Second Quarter	13.00	8.30
First Quarter	9.00	6.06

2000	High	Low
Fourth Quarter	$7.44	$5.50
Third Quarter	6.69	5.00
Second Quarter	7.13	4.69
First Quarter	7.38	4.13

1999	High	Low
Fourth Quarter	$9.25	$3.75
Third Quarter	9.88	8.63
Second Quarter	17.00	7.63
First Quarter	22.56	13.94

SELECTED FINANCIAL DATA

(unaudited)

	Years Ended December 31,
	1997	1998	1999	2000	2001
(in thousands)
Statements of income data
Revenues	$26,753	$55,359	$127,912	$152,014	$160,956
Operating expenses	13,635	31,596	65,804	80,314	83,838
General and administrative expenses, including depreciation and amortization	7,613	18,273	48,578	49,423	68,542
Income from operations	5,505	5,490	13,530	22,277	8,576
Interest and other expense, net	86	507	4,228	4,814	4,647
Provision for income taxes	90	1,518	4,873	7,857	2,328
Income from continuing operations	$5,329	$3,465	$4,429	$9,606	$1,601
Net income	$3,835	$4,812	$4,429	$9,606	$1,601
Working capital deficit	$(4,579)	$(2,080)	$(7,295)	$(23,963)	$(29,251)
Total assets	$19,072	$188,219	$257,675	$263,169	$304,274
Long-term debt, net of current maturities	$4,122	$38,098	$68,090	$50,401	$78,644
Stockholders’ (deficit) equity	$(397)	$106,855	$125,823	$136,402	$139,914

Stock Listing

The Company’s stock is traded on the New York Stock Exchange under the symbol RZT.

Registrar and Stock Transfer Agent

American Stock Transfer & Trust Company

40 Wall Street

New York, New York 10005

Independent Public Accountants

Arthur Andersen LLP

100 Peabody Place, Suite 1100

Memphis, Tennessee  38103

Stockholder Inquiries

For information about ResortQuest International, Inc. and its subsidiaries, including copies of its annual report on Form 10-K and quarterly reports on Form 10-Q, please submit a written request to:

Investor Relations

ResortQuest International, Inc.

530 Oak Court Drive, Suite 360

Memphis, Tennessee 38117

Annual Meeting Date

ResortQuest International will hold its annual meeting of stockholders on May 9, 2002, at nine o’clock a.m. at the Peabody Hotel, 149 Union Avenue, Memphis, Tennessee, 38103.

Forward-Looking Statements

Certain statements in this annual report include “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are qualified by cautionary statements contained herein and in ResortQuest International, Inc. filings with the Securities and Exchange Commission.