Form 10-K, Exhibit 13
period 2002-12-31
RESORTQUEST INTERNATIONAL INC
filed 2003-03-31
CIK 1057507

                                                                      Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview


     ResortQuest is one of the world's leading providers of vacation condominium and home rental property management services in premier destination resorts located in the United States and Canada. We have developed the first and only branded international network of vacation rental properties and currently offer management services to over 20,000 rental properties. Our operations are in more than 50 premier resort locations in the Beach, Hawaii, Mountain and Desert geographical regions.

     Our rental properties are generally second homes or investment properties owned by individuals who assign us the responsibility of managing, marketing and renting their properties. We earn management fees as a percentage of the rental income from each property, but have no ownership interest in the properties. In addition to the vacation property management business, we offer real estate brokerage services and other rental and property owner services. We have also developed an industry leading proprietary vacation rental management software, First Resort Software, with over 900 licenses sold to vacation property management companies.

     We provide value-added services to both vacationers and property owners. For vacationers, we offer the value, convenience and features of a condominium or home while providing many of the amenities and services of a hotel. For property owners, we offer a comprehensive package of marketing, management and rental services designed to enhance rental income and profitability while providing services to maintain the property. Property owners also benefit from our QuestPerks program, which offers benefits such as discounts on lodging, air travel and car rentals. To manage guests' expectations, we have developed and implemented a five-tier rating system that segments our property portfolio into five categories: Quest Home, Platinum, Gold, Silver and Bronze.

     Utilizing our marketing database, we market our properties through national cable television ad campaigns and various other media channels. We have significant distribution through ResortQuest.com, our proprietary website offering "real-time" reservations, and our inventory distribution partnerships that include Expedia, Travelocity, Condosaver.com, retail travel agents, travel wholesalers and others. We are constantly enhancing our website to improve the booking experience for leisure travelers. In addition to detailed property descriptions, virtual tours, interior and exterior photos, floor plans and local information, vacationers can search for properties by date, activity, event or location; comparison shop among similar vacation rental units; check for special discounts and promotions; and obtain maps and driving directions.

RESULTS OF OPERATIONS

     Our revenues are derived primarily from property management fees on vacation condominium and home rentals and fees from additional services provided to vacationers and property owners. We receive property management fees when the properties are rented, which are generally a percentage of the rental price of the vacation property. Management fees range from approximately 3% to over 40% of gross lodging revenues collected based upon the type of services provided by us to the property owner and the type of rental units managed. Revenues are recognized ratably over the rental period based on our proportionate share of the total rental price of the vacation condominium or home. For the year ended December 31, 2002, we recognized $83.7 million of property management fees, representing 21% of total gross lodging revenues and 54% of our 2002 revenues before the $36.5 million in other revenues from managed entities. Additional services such as reservations, housekeeping, long-distance telephone, ski lift tickets, beach equipment rental and pool cleaning are charged separately and recorded as service fees revenue. During 2002, we recognized $44.7 million of service fees, representing 11% of total gross lodging revenues and 29% of our 2002 revenues before other revenues from managed entities. The remaining $25.4 million of 2002 revenues are derived from other sources, including the sale and service of First Resort Software, net broker commissions on real estate sales and food & beverage sales. During 2002, we expanded our real estate operations into two new areas including Scottsdale, Arizona and Keystone, Colorado, capitalizing on the low cost of entry afforded us by our existing vacation rental operations.

     During the quarter ended March 31, 2002, we changed our method of accounting for reimbursable costs to conform to the Financial Accounting Standards Board's Emerging Issues Task Force Consensus No. 01-14, "Income Statement Characterization of Reimbursements Received for `Out-of-Pocket' Expenses Incurred" ("EITF No. 01-14"), issued earlier this year and effective for us on January 1, 2002. As a result, certain reimbursements received are recorded as revenue and the costs incurred on behalf of managed associations and properties are recorded as expenses. These costs, which relate primarily to payroll costs at managed properties and associations where we are the employer, are reflected in other revenue and expenses from managed entities in the consolidated Statements of Operations. Revenues and expenses for the prior periods have been reclassified to conform with the current year presentation. As the reimbursements are made based upon the costs incurred with no added margin resulting in the expenses and related revenues being identical, the adoption of EITF No. 01-14 did not have any effect on our operating income, total or per share net income, cash flows or financial position.

     Direct operating expenses include direct compensation, telecommunication expenses, housekeeping supplies, printing, marketing and food & beverage costs. Compensation includes salaries, wages, bonuses and benefits for employees involved with the rental or maintenance of the rental units, housekeeping, marketing, reservations and food & beverage services. Telecommunication costs result primarily from the cost of toll-free numbers.

     General and administrative expenses consist primarily of salaries, wages, bonuses and benefits for general managers as well as other non-operational personnel, fees for professional services, rent and other general office expenses.

     Our operating results are highly seasonal due to the geographical dispersion of the resort locations in which we operate. The results of operations are subject to quarterly fluctuations caused primarily by the seasonal variations in the vacation rental industry, with peak seasons dependent on whether the resort is primarily a summer or winter destination. Our financial

                                                                      Exhibit 13


results are discussed on a consolidated basis, but due to the seasonal nature of our operations, our results are also discussed by geographic region with Other representing our corporate and ResortQuest Technologies operations. For better analysis, financial operating changes will include discussions with "same - store" comparisons. Same-store comparisons exclude the impact of significant acquisitions completed since the first day of the earliest period being discussed.

     Due to the recent challenges facing leisure travel companies presented by the softening economy and the impact of the tragic events of September 11, 2001, our revenues have declined over prior year as leisure travel demand has softened. In order to maintain occupancy levels, we charged lower room rates, which resulted in lower overall revenues. Despite these industry-wide challenges, we were able to reduce costs, maintain occupancy and continue to position ResortQuest to realize significant growth in the future.

CONSOLIDATED

     The following table sets forth the condensed consolidated results of operations for the years ended December 31, 2000, 2001 and 2002.

(dollars in thousands)                                   2000                 2001                 2002
                                             ----------------     ----------------     ----------------
Revenues                                     $183,261   100.0%    $192,955   100.0%    $190,241   100.0%
Direct operating expenses                      80,314    43.8       83,838    43.5       83,607    44.0
General and administrative expenses            40,940    22.4       57,663    29.9       66,484    34.9
Other expenses from managed entities           31,247    17.1       31,999    16.6       36,504    19.2
                                             --------   -----     --------   -----     --------   -----
Operating income before depreciation
  and amortization                             30,760    16.7       19,455    10.0        3,646     1.9
Depreciation                                    3,550     1.9        5,209     2.7        6,465     3.4
Goodwill amortization                           4,933     2.7        5,670     2.9           --      --
                                             --------   -----     --------   -----     --------   -----
Operating income                               22,277    12.1        8,576     4.4       (2,819)   (1.5)
Interest and other expense, net                 4,814     2.6        4,647     2.4        6,233     3.3
Provision for income taxes                      7,857     4.3        2,328     1.2       (1,848)   (1.0)
                                             --------   -----     --------   -----     --------   -----
Income (loss) before the cumulative effect
  of a change in accounting principle        $  9,606     5.2%    $  1,601     0.8%    $ (7,204)   (3.8)%
                                             ========   =====     ========   =====     ========   =====

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 - Consolidated

     Revenues. Revenues decreased $2.7 million, or 1.4%, from $193.0 million in 2001 to $190.2 million in 2002. Excluding other revenue from managed entities, revenues decreased $7.2 million, or 4.5%, from $161.0 million to $153.7 million, due to a 5.1% decrease in gross lodging revenues primarily driven by a lower Average Daily Rate ("ADR").

     Direct Operating Expenses. Direct operating expenses decreased $231,000, or 0.3%, from $83.8 million in 2001 to $83.6 million in 2002, primarily due to cost reduction initiatives announced during 2001 that focused on more efficient staffing. As a percentage of revenues, direct operating expenses increased 0.5 points due to the decline in revenues.

     General and Administrative Expenses. General and administrative expenses increased $8.8 million, or 15.3%, from $57.7 million in 2001 to $66.5 million in 2002, primarily due to the $15.1 million in unusual items and other charges recorded in 2002. Excluding the impact of these charges recorded in 2002 and the $4.7 million in unusual items and other charges recorded in 2001, general and administrative expenses decreased $1.6 million, or 3.0%, due to cost control initiatives. The unusual items and other charges recorded during the year relate to a non-cash write-down of $10.6 million of certain capitalized software development costs and intangibles related to the Company's vacation rental management software, First Resort Software, severance and employee-related charges of approximately $2.6 million, approximately $1.1 million in professional fees and expenses related to a study to explore financing and strategic growth alternatives and an offer to acquire the Company that was determined by the Board, after appropriate review, not to be in the best interests of the Company and its shareholders, and approximately $760,000 of other charges related to property and office closings and consolidations. The $10.6 million write-down relates to the Company's change in strategy that included a redefinition of its target market for First Resort Software. Prior to this strategy shift, the latest version of First Resort Software was being designed to meet the needs of essentially all companies in our industry. The new strategy is to focus on the needs of small to medium-sized property management companies, which make up the majority of the industry. This change necessitated a write-down of certain capitalized development costs and intangibles related to the software as recorded on the Company's balance sheet. The severance and employee-related charges primarily relate to the fourth quarter senior management changes, with the majority of these costs being paid out over the next several years. The property and office closings include the disposal of Shoreline Properties in Ohio and the consolidations and closings of offices in Dillon, Lafayette, and Basalt, Colorado; Memphis, Tennessee; and Hilton Head, South Carolina. The Company will realize significant payroll and lease expense savings through these closings and consolidations.

     Other Expenses From Managed Entities. Other expenses from managed entities increased $4.5 million, or 14.1%, from $32.0 million in 2001, to $36.5 million in 2002, due to an increase in payroll for managed entities. These expenses are reimbursed at our cost by the entities under our management (see "New Accounting Pronouncements"). The reimbursements for these amounts are reflected in revenues. As a percentage of revenues, other expenses from managed entities increased 2.6 points due to a decrease in same-store revenues.

                                                                      Exhibit 13


     Depreciation. Depreciation increased $1.3 million, or 24.1%, from $5.2 million in 2001 to $6.5 million in 2002, primarily due to increased technology capital expenditures related to enhancements to our website and the release of the new version of First Resort Software. As a percentage of revenues, depreciation increased 0.7 points due to the increase in technology capital expenditures.

     Goodwill Amortization. Upon the adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer being amortized as of January 1, 2002 (see "New Accounting Pronouncements").

     Interest and Other Expense, Net. Interest expense, net of interest income, increased $1.6 million, or 34.1%, from $4.6 million in 2001 to $6.2 million in 2002, primarily due to increased debt levels and an increased weighted average borrowing rate. As a percentage of revenues, interest expense increased 0.9 points due to the increase in borrowing costs.

     Provision for Income Taxes. Provision for income taxes decreased $4.2 million, or 179.4%, from a $2.3 million expense in 2001 to a $(1.8) million benefit in 2002, primarily due to a decline in taxable income.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 - Consolidated

     Revenues. Revenues increased $9.7 million, or 5.3%, from $183.3 million in 2000 to $193.0 million in 2001. Excluding other revenues from managed entities, revenues increased $9.0 million, or 6.0%, from $152.0 million in 2000, to $161.0 million in 2001, primarily due to 2001 acquisitions and the annualized impact of the 2000 acquisitions. During 2001, we completed five significant acquisitions in the resort areas of Bradenton, Longboat Key, New Port Richey, Naples and Sarasota, Florida; Steamboat Springs, Colorado; Gatlinburg and Pigeon Forge, Tennessee; and the Outer Banks of North Carolina. Excluding the impact of the 2001 acquisitions and the annualized impact of the 2000 acquisitions, revenues decreased $7.7 million, or 5%, due to a 4.4% decrease in same-store gross lodging revenues driven by a 4.9 point decrease in occupancy.

     Direct Operating Expenses. Direct operating expenses increased $3.5 million, or 4.4%, from $80.3 million in 2000 to $83.8 million in 2001, primarily due to 2001 acquisitions and the annualized impact of the 2000 acquisitions. Excluding the impact of the 2000 and 2001 acquisitions, direct operating expenses decreased 6% due to the decrease in housekeeping costs related to reduced occupancy and increased operating efficiencies.

     General and Administrative Expenses. General and administrative expenses increased $16.8 million, or 40.8%, from $40.9 million in 2000 to $57.7 million in 2001, primarily due to 2001 acquisitions, the annualized impact of our 2000 acquisitions and the $4.7 million in unusual items and other charges recorded in 2001. These charges primarily represent a non-cash write-down of certain previously released First Resort Software versions, deferred costs for acquisition candidates that will no longer be pursued, certain legal charges and a severance accrual. Excluding the impact of these charges, general and administrative expenses increased $6.5 million, or 17%, due to increased insurance costs and marketing expenditures.

     Other Expenses From Managed Entities. Other expenses from managed entities increased $752,000, or 2.4%, from $31.2 million in 2000 to $32.0 million in 2001, due to an increase in payroll for managed entities. These expenses are reimbursed at our cost by the entities under our management (see "New Accounting Pronouncements"). The reimbursements for these amounts are reflected in revenues. As a percentage of revenues, other expenses from managed entities decreased 0.5 points due to the increase in revenues.

     Depreciation. Depreciation increased $1.7 million, or 46.8%, from $3.5 million in 2000 to $5.2 million in 2001, primarily due to increased technology capital expenditures and the impact of our 2000 and 2001 acquisitions. As a percentage of revenues, depreciation increased 0.8 points due to the decrease in same-store revenues.

     Goodwill Amortization. Goodwill amortization increased $736,000, or 15.0%, from $4.9 million in 2000 to $5.7 million in 2001, primarily due to our 2001 acquisitions and the annualized impact of our 2000 acquisitions. As a percentage of revenues, goodwill amortization increased 0.2 points due to the decrease in same-store lodging revenues.

     Interest and Other Expense, Net. Interest expense, net of interest income, decreased $167,000, or 3.5%, from $4.8 million in 2000 to $4.6 million in 2001, primarily due to a decreased average debt level and a lower weighted average borrowing rate. As a percentage of revenues, interest expense decreased 0.2 points primarily due to the increase in revenues.

     Provision for Income Taxes. Provision for income taxes decreased $5.5 million, or 70.4%, from $7.9 million in 2000 to $2.3 million in 2001, primarily due to a decrease in taxable income.

Beach

     The following table sets forth the condensed consolidated results of operations for the years ended December 31, 2000, 2001 and 2002 for our Beach operations in Gulf Shores, Alabama; Bethany Beach, Delaware; Anna Maria Island, Beaches of South Walton, Bonita Springs, Bradenton, Captiva Island, Destin, Fort Myers, Fort Myers Beach, Ft. Walton Beach, Lido Key, Longboat Key, Marco Island, Naples, Navarre Beach, New Port Richey, Okaloosa Island, Orlando, Panama City, Pensacola, Perdido Key, Sanibel Island, Sarasota, Siesta Key, Vanderbilt Beach and Venice, Florida; St. Simons Island, Georgia; Nantucket, Massachusetts; Outer Banks, North Carolina; Lake Erie Islands, Ohio; and Hilton Head Island, South Carolina.

                                                                      Exhibit 13


(dollars in thousands)                              2000               2001                2002
                                          --------------    ---------------     ---------------
Revenues                                 $90,265   100.0%   $97,493   100.0%    $95,952   100.0%
Direct operating expenses                 45,913    50.9     48,713    50.0      49,291    51.4
General and administrative expenses       17,658    19.6     21,329    21.9      19,681    20.5
Other expenses from managed entities       4,947     5.4      5,065     5.1       6,222     6.5
                                         -------   -----    --------  -----     -------   -----
Operating income before depreciation
  and amortization                        21,747    24.1     22,386    23.0      20,758    20.9
Depreciation                               1,582     1.8      1,633     1.7       1,945     2.0
Goodwill amortization                      2,632     2.9      3,186     3.3          --      --
                                         -------   -----    -------   -----     -------   -----
Operating income                         $17,533    19.4%   $17,567    18.0%    $18,813    18.9%
                                         =======   =====    =======   =====     =======   =====

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 - Beach

     Revenues. Revenues decreased $1.5 million, or 1.6%, from $97.5 million in 2001 to $96.0 million in 2002. Excluding other revenue from managed entities, revenues decreased $2.7 million, or 2.9%, from $92.4 million in 2001 to $89.7 million in 2002. This decrease is primarily due to a 4.4% decrease in same-store gross lodging revenues driven by a 0.4 point decrease in occupancy.

     Direct Operating Expenses. Direct operating expenses increased $578,000, or 1.2%, from $48.7 million in 2001 to $49.3 million in 2002, primarily due to the full year impact from our 2001 acquisitions. As a percentage of revenues, direct operating expenses increased 1.4 points due to a decrease in revenues.

     General and Administrative Expenses. General and administrative expenses decreased $1.6 million, or 7.7%, from $21.3 million in 2001 to $19.7 million in 2002, due to increased operating efficiencies and cost reduction initiatives. As a percentage of revenues, general and administrative expenses decreased 1.4 points due to cost reduction initiatives.

     Other Expenses From Managed Entities. Other expenses from managed entities increased $1.2 million, or 22.8% from $5.1 million in 2001 to $6.2 million in 2002, due to an increase in payroll for managed entities. These expenses are reimbursed at our cost by the entities under our management (see "New Accounting Pronouncements"). The reimbursements for these amounts are reflected in revenues. As a percentage of revenues, other expenses from managed entities increased 1.4 points primarily due to an increase in these expenses.

     Depreciation. Depreciation increased $312,000, or 19.1%, from $1.6 million in 2001 to $1.9 million in 2002, primarily due to the increase in technology capital expenditures for our Beach operations. As a percentage of revenues, depreciation remained relatively flat.

     Goodwill Amortization. Upon the adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer being amortized as of January 1, 2002 (see "New Accounting Pronouncements").


Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 - Beach

     Revenues. Revenues increased $7.2 million, or 8.0%, from $90.3 million in 2000 to $97.5 million in 2001. Excluding other revenue from managed entities, revenues increased $7.1 million, or 8.3%, from $85.3 million in 2000 to $92.4 million in 2001, primarily due to our 2000 and 2001 Beach acquisitions offset by a 1.1% decrease in same-store gross lodging revenues driven by a 3.0 point decrease in occupancy offset by a 4.4% increase in ADR.

     Direct Operating Expenses. Direct operating expenses increased $2.8 million, or 6%, from $45.9 million in 2000 to $48.7 million in 2001, primarily due to our 2000 and 2001 acquisitions. As a percentage of revenues, direct operating expenses decreased 0.9 points due to increased operating efficiencies and cost reduction initiatives.

     General and Administrative Expenses. General and administrative expenses increased $3.6 million, or 21%, from $17.7 million in 2000 to $21.3 million in 2001, primarily due to our 2000 and 2001 acquisitions. As a percentage of revenues, general and administrative expenses remained relatively flat.

     Other Expenses From Managed Entities. Other expenses from managed entities increased $118,000, or 2.4%, from $4.9 million in 2000 to $5.1 million in 2001, due to an increase in payroll for managed entities. These expenses are reimbursed at our cost by the entities under our management (see "New Accounting Pronouncements"). The reimbursements for these amounts are reflected in revenues. As a percentage of revenues, other expenses from managed entities decreased 0.3 points primarily due to an increase in revenues.

     Depreciation. Depreciation increased $50,000, or 3%, from $1.58 million in 2000 to $1.63 million in 2001, primarily due to our 2000 and 2001 acquisitions. As a percentage of revenues, depreciation remained relatively flat.

     Goodwill Amortization. Goodwill amortization increased $554,000, or 21%, from $2.6 million in 2000 to $3.2 million in 2001, primarily due to our 1999 and 2000 acquisitions. As a percentage of revenues, goodwill amortization remained relatively flat.

Hawaii

     The following table sets forth the condensed consolidated results of operations for the years ended December 31, 2000, 2001 and 2002 for our Hawaiian operations on the islands of Hawaii, Kauai, Maui and Oahu.

                                                                      Exhibit 13


(dollars in thousands)                             2000                2001                2002
                                         --------------     ---------------      --------------
Revenues                                 $51,683  100.0%    $50,462   100.0%     $52,951  100.0%
Direct operating expenses                  9,387   18.2       8,492    16.8        7,507   14.2
General and administrative expenses        7,100   13.7       7,516    14.9        8,421   15.9
Other expenses from managed entities      25,636   49.6      26,215    51.9       29,503   55.7
                                         -------  -----     -------   -----      -------  -----
Operating income before depreciation
  and amortization                         9,560   18.5       8,239    16.2        7,520   14.2
Depreciation                                 472    0.9         495     1.0          373    0.7
Goodwill amortization                         76    0.2          72     0.1           --     --
                                         -------  -----     -------   -----      -------  -----
Operating income                         $ 9,012   17.4%    $ 7,672    15.2%     $ 7,147   13.5%
                                         =======  =====     =======   =====      =======  =====

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 - Hawaii

     Revenues. Revenues increased $2.5 million, or 4.9%, from $50.5 million in 2001 to $53.0 million in 2002. Excluding other revenue from managed entities, revenues decreased $799,000, or 3.3%, from $24.2 million in 2001, to $23.4 million in 2002. This decline is primarily due to a 1.6% decrease in same-store gross lodging revenues primarily due to a 7.1% decrease in ADR.

     Direct Operating Expenses. Direct operating expenses decreased $985,000, or 11.6%, from $8.5 million in 2001 to $7.5 million in 2002, primarily due to cost reduction initiatives. As a percentage of revenues, direct operating expenses decreased 2.6 points due to increased operating efficiencies and cost reduction initiatives.

     General and Administrative Expenses. General and administrative expenses increased $905,000, or 12.0%, from $7.5 million in 2001 to $8.4 million in 2002, primarily due to an increase in professional fees related to a favorable mediation settlement. As a percentage of revenues, general and administrative expenses increased 1.0 point due to the increase in general and administrative expenses.

     Other Expenses From Managed Entities. Other expenses from managed entities increased $3.3 million, or 12.5%, from $26.2 million in 2001 to $29.5 million in 2002, due to an increase in payroll for managed entities. These expenses are reimbursed at our cost by the entities under our management (see "New Accounting Pronouncements"). The reimbursements for these amounts are reflected in revenues. As a percentage of revenues, other expenses from managed entities increased 3.8 points primarily due to an increase in these expenses.

     Depreciation. Depreciation decreased $122,000, or 24.6%, from $495,000 to $373,000 primarily due to certain in-service assets being fully depreciated. As a percentage of revenues, depreciation remained relatively flat.

     Goodwill Amortization. Upon the adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer being amortized as of January 1, 2002 (see "New Accounting Pronouncements").


Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 - Hawaii

     Revenues. Revenues decreased $1.2 million, or 2.4%, from $51.7 million in 2000 to $50.5 million in 2001. Excluding other revenues from managed entities, revenues decreased $1.8 million, or 7.0%, from $26.0 million in 2000 to $24.2 million in 2001, primarily due to a 7.8% decrease in same-store gross lodging revenues driven by a 7.6 point decrease in occupancy.

     Direct Operating Expenses. Direct operating expenses decreased $895,000, or 9.5%, from $9.4 million in 2000 to $8.5 million in 2001, primarily due to the decrease in occupancy and cost reduction initiatives. As a percentage of revenues, direct operating expenses decreased 1.4 points due to increased operating efficiencies and cost reduction initiatives.

     General and Administrative Expenses. General and administrative expenses increased $416,000, or 5.9%, from $7.1 million in 2000 to $7.5 million in 2001, primarily due to an increase in units under management and employee severance charges related to fourth quarter 2001 lay-offs. As a percentage of revenues, general and administrative expenses increased 1.2 points due to the severance charges and decreased revenues.

     Other Expenses From Managed Entities. Other expenses from managed entities increased $579,000, or 2.3%, from $25.6 million in 2000 to $26.2 million in 2001, due to an increase in payroll for managed entities. These expenses are reimbursed at our cost by the entities under our management (see "New Accounting Pronouncements"). The reimbursements for these amounts are reflected in revenues. As a percentage of revenues, other expenses from managed entities increased 2.3 points primarily due to an increase in these expenses.

     Depreciation. Depreciation increased $23,000, or 4.9%, from $472,000 in 2000 to $495,000 in 2001, primarily due to increased technology capital expenditures. As a percentage of revenues, depreciation remained relatively flat.

     Goodwill Amortization. Goodwill amortization remained relatively flat in 2001 when compared to 2000. As a percentage of revenues, goodwill amortization remained flat.

                                                                      Exhibit 13


Mountain

     The following table sets forth the condensed consolidated results of operations for the years ended December 31, 2000, 2001 and 2002 for our Mountain operations in Whistler, British Columbia; Aspen, Breckenridge, Crested Butte, Dillon, Keystone, Snowmass Village, Steamboat Springs and Telluride, Colorado; Sun Valley, Idaho; Big Sky, Montana; Mt. Bachelor and Sunriver, Oregon; Gatlinburg and Pigeon Forge, Tennessee; and The Canyons, Deer Valley, and Park City, Utah.

(dollars in thousands)                             2000                   2001                2002
                                         --------------         --------------      --------------
Revenues                                 $34,391  100.0%        $38,254  100.0%     $35,526  100.0%
Direct operating expenses                 21,568   62.7          23,026   60.2       23,077   65.0
General and administrative expenses        5,842   17.0           9,357   24.5        7,611   21.4
Other expenses from managed entities         664    1.9             719    1.8          779    2.2
                                         -------  -----         -------  -----      -------  -----
Operating income before depreciation
  and amortization                         6,317   18.4           5,152   13.5        4,059   11.4
Depreciation                                 742    2.2           1,129    3.0        1,001    2.8
Goodwill amortization                      1,007    2.9           1,176    3.1           --     --
                                         -------   -----        -------  -----      -------  -----
Operating income                         $ 4,568   13.3%        $ 2,847    7.4%     $ 3,058    8.6%
                                         =======  =====         =======  =====      =======  =====

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 - Mountain

     Revenues. Revenues decreased $2.7 million, or 7.1%, from $38.2 million in 2001 to $35.5 million in 2002. Excluding other revenue from managed entities, revenues decreased $2.8 million, or 7.4%, from $37.5 million in 2001 to $34.7 million in 2002, primarily due to a $677,000 decrease in net real estate commissions and a 3.0% decrease in same-store gross lodging revenues driven by a
1.7 point decline in occupancy.

     Direct Operating Expenses. Direct operating expenses increased $51,000, or 0.2%, from $23.0 million in 2001 to $23.1 million in 2002, primarily due to an increase in number of managed units. As a percentage of revenues, direct operating expenses increased 4.8 points due to the increased number of units.

     General and Administrative Expenses. General and administrative expenses decreased $1.7 million, or 18.7%, from $9.4 million in 2001 to $7.6 million in 2002, primarily due to cost control initiatives. As a percentage of revenues, general and administrative expenses decreased 3.1 points due to the cost control initiatives.

     Other Expenses From Managed Entities. Other expenses from managed entities increased $60,000, or 8.3%, from $719,000 in 2001 to $779,000 in 2002, due to an increase in payroll for managed entities. These expenses are reimbursed at our cost by the entities under our management (see "New Accounting Pronouncements"). The reimbursements for these amounts are reflected in revenues. As a percentage of revenues, other expenses from managed entities increased 0.4 points primarily due to an increase in these expenses.

     Depreciation. Depreciation decreased $128,000, or 11.3%, from $1.1 million in 2001 to $1.0 million in 2002, primarily due to certain in-service assets being fully depreciated. As a percentage of revenues, depreciation remained relatively flat.

     Goodwill Amortization. Upon the adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer being amortized as of January 1, 2002 (see "New Accounting Pronouncements").


Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 - Mountain

     Revenues. Revenues increased $3.9 million, or 11.2% from $34.4 million in 2000 to $38.3 million in 2001. Excluding other revenue from managed entities, revenues increased $3.8 million, or 11.3%, from $33.7 million in 2000 to $37.5 million in 2001, primarily due to our March 2001 acquisition in Steamboat Springs, Colorado, and our April 2001 acquisition in Pigeon Forge, Tennessee. Excluding the impact of these acquisitions, revenues decreased $2.6 million, or 8%, due to a 44% decrease in real estate sales and a 3.2% decrease in same-store gross lodging revenues driven by a 1.9 point decrease in occupancy and a 2.5% decrease in ADR.

     Direct Operating Expenses. Direct operating expenses increased $1.5 million, or 6.8%, from $21.6 million in 2000 to $23.0 million in 2001, primarily due to our 2001 acquisitions. Excluding the impact of these acquisitions, direct operating expenses decreased $1.4 million, or 7%, due to increased operating efficiencies and cost reduction initiatives. As a percentage of revenues, direct operating expenses decreased 2.5 points primarily due to increased operating efficiencies.

     General and Administrative Expenses. General and administrative expenses increased $3.5 million, or 60.2%, from $5.8 million in 2000 to $9.4 million in 2001, primarily due to our 2000 and 2001 acquisitions. Excluding the impact of these acquisitions, general and administrative expenses increased $1.7 million, or 30%, due to increased units under management and employee severance charges related to fourth quarter lay-offs. As a percentage of revenues, general and administrative expenses increased 7.5 points due to the increase in units under management and severance charges.

     Other Expenses From Managed Entities. Other expenses from managed entities increased $55,000, or 8.3%, from $664,000 in 2000 to $719,000 in 2001, due to an increase in payroll for managed entities. These expenses are reimbursed at our cost by the entities under our management (see "New Accounting Pronouncements"). The reimbursements for these amounts are reflected in revenues. As a percentage of revenues, other expenses from managed entities remained relatively flat.

                                                                      Exhibit 13


     Depreciation. Depreciation increased $387,000, or 52.2% from $742,000 in 2000 to $1.1 million in 2001, primarily due to our 2001 acquisitions and increased capital expenditures. As a percentage of revenues, depreciation increased 0.8 points.

     Goodwill Amortization. Goodwill amortization increased $169,000, or 16.8%, from $1.0 million in 2000 to $1.2 million in 2001, primarily due to our 2001 acquisitions. As a percentage of revenues, goodwill amortization remained relatively flat.

Desert

     The following table sets forth the condensed consolidated results of operations for the years ended December 31, 2000, 2001 and 2002 for our Desert operations in Phoenix, Scottsdale and Tucson, Arizona; and Palm Desert, California.

(dollars in thousands)                                  2000               2001              2002
                                               -------------     --------------    --------------
Revenues                                       $3,444  100.0%    $3,317   100.0%   $2,666   100.0%
Direct operating expenses                       1,586   46.0      1,605    48.4     1,632    61.2
General and administrative expenses               836   24.3        845    25.5     1,029    38.6
Other expenses from managed entities               --     --         --      --        --      --
                                               ------  -----     ------   -----    ------   -----
Operating income before depreciation
  and amortization                              1,022   29.7        867    26.1         5     0.2
Depreciation                                       58    1.7         93     2.8        54     2.0
Goodwill amortization                             185    5.4        216     6.5        --      --
                                               ------  -----     ------   -----    ------   -----
Operating income (loss)                        $  779   22.6%    $  558    16.8%   $  (49)   (1.8)%
                                               ======  =====     ======   =====    ======   =====

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 - Desert

     Revenues. Revenues decreased $651,000, or 19.6%, from $3.3 million in 2001 to $2.7 million in 2002, primarily due to a 21.9% decrease in gross lodging revenues driven by an 18.6% decline in managed units and a 2.6 point decrease in occupancy.

     Direct Operating Expenses. Direct operating expenses increased $27,000, or 1.7%, from $1.6 million in 2001 to $1.6 million in 2002, primarily due to increased marketing expenditures by our Arizona operations. As a percentage of revenues, direct operating expenses increased 12.8 points due to the decrease in revenues.

     General and Administrative Expenses. General and administrative expenses increased $184,000, or 21.8%, from $845,000 in 2001 to $1.0 million in 2002, primarily due to increased payroll related to certain managerial changes and an increase in insurance costs. As a percentage of revenues, general and administrative expenses increased 13.1 points due to the increase in general and administrative expenses and the decrease in lodging revenues.

     Other Expenses From Managed Entities. These operations do not have any arrangements with managed entities to pay on behalf and receive reimbursements for any payroll related costs.

     Depreciation. Depreciation decreased $39,000, or 41.9%, from $93,000 in 2001 to $54,000 in 2002, primarily due to certain in-service assets being fully depreciated. As a percentage of revenues, depreciation decreased 0.8 points due to the decrease in depreciation expense.

     Goodwill Amortization. Upon the adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer being amortized as of January 1, 2002 (see "New Accounting Pronouncements").


Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 - Desert

     Revenues. Revenues decreased $127,000, or 3.7%, from $3.4 million in 2000 to $3.3 million in 2001, primarily due to an 8.4% decrease in same-store gross lodging revenues driven by a 1.6 point decrease in occupancy and a 4.9% decrease in ADR.

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

     Other Expenses From Managed Entities. These operations do not have any arrangements with managed entities to pay on behalf and receive reimbursements for any payroll related costs.

     Depreciation. Depreciation increased $35,000, or 60.3%, from $58,000 in 2000 to $93,000 in 2001, primarily due to increased capital expenditures. As a percentage of revenues, depreciation increased 1.1 points due to the increased capital expenditures and the decrease in revenues.

     Goodwill Amortization. Goodwill amortization increased $31,000, or 16.8%, from $185,000 in 2000 to $216,000 in 2001, primarily due to the full-year amortization of an earn-up payment made during 2000. As a percentage of revenues, goodwill amortization increased 1.1 points primarily due to the earn-up payment made during 2000.

                                                                      Exhibit 13


Other

     The following table sets forth the consolidated condensed results of operations for the years ended December 31, 2000, 2001 and 2002 for our Other operations comprised of ResortQuest Technologies and corporate.

(dollars in thousands)                               2000                 2001                 2002
                                         ----------------    -----------------   ------------------
Revenues                                 $ 3,478    100.0%   $  3,429    100.0%  $  3,146     100.0%
Direct operating expenses                  1,860     53.5       2,002     58.4      2,100      66.8
General and administrative expenses        9,504      N/M      18,616      N/M     29,742       N/M
Other expenses from managed entities          --       --          --       --         --        --
                                         -------    -----    --------    -----   --------     -----
Operating loss before depreciation
  and amortization                        (7,886)     N/M     (17,189)     N/M    (28,696)      N/M
Depreciation                                 696     20.0       1,859     54.2      3,092      98.3
Goodwill amortization                      1,033     29.7       1,020     29.7         --        --
                                         -------    -----    --------    -----   --------     -----
Operating loss                           $(9,615)     N/M    $(20,068)     N/M   $(31,788)      N/M
                                         =======    =====    ========    =====   ========     =====

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 - Other

     Revenues. Revenues decreased $283,000, or 8.3%, from $3.4 million in 2001 to $3.1 million in 2002, primarily due to a decline in software sales and maintenance fees.

     Direct Operating Expenses. Direct operating expenses increased $98,000, or 4.9%, from $2.0 million in 2001 to $2.1 million in 2002, primarily due to increased costs associated with our software operations. As a percentage of revenues, direct operating expenses increased 8.4 points primarily due to the decline in revenues.

     General and Administrative Expenses. General and administrative expenses increased $11.1 million, or 59.8%, from $18.6 million in 2001 to $29.7 million in 2002, primarily due to the $15.1 million of unusual items and other charges recorded in 2002. Excluding the impact of these 2002 charges and the $4.4 million in unusual items and other charges recorded in 2001, general and administrative expenses increased $438,000, or 3.1%, due to increased insurance costs and increased marketing expenditures. The unusual items and other charges recorded during the year relate to a non-cash write-down of $10.6 million of certain capitalized software development costs and intangibles related to the Company's vacation rental management software, First Resort Software, severance and employee-related charges of approximately $2.6 million, approximately $1.1 million in professional fees and expenses related to a study to explore financing and strategic growth alternatives and an offer to acquire the Company that was determined by the Board, after appropriate review, not to be in the best interests of the Company and its shareholders, and approximately $760,000 of other charges related to property and office closings and consolidations. The $10.6 million write-down relates to the Company's change in strategy that included a redefinition of its target market for First Resort Software. Prior to this strategy shift, the latest version of First Resort Software was being designed to meet the needs of essentially all companies in our industry. The new strategy is to focus on the needs of small to medium-sized property management companies, which make up the majority of the industry. This change necessitated a write-down of certain capitalized development costs and intangibles related to the software as recorded on the Company's balance sheet. The severance and employee-related charges primarily relate to the fourth quarter senior management changes and the majority of these costs will be paid out over the next several years. The property and office closings include the closing of Shoreline Properties in Ohio and the consolidation and closings of offices in Dillon, Lafayette, and Basalt, Colorado; Memphis, Tennessee; and Hilton Head, South Carolina. The Company will realize significant payroll and lease expense savings through these consolidations.

     Other Expenses From Managed Entities. These operations do not have any arrangements with managed entities to pay on behalf and receive reimbursements for any payroll related costs.

     Depreciation. Depreciation increased $1.2 million, or 66.3%, from $1.9 million in 2001 to $3.1 million in 2002, primarily due to increased technology capital expenditures related to enhancements to our web site and the release of the new version of First Resort Software. As a percentage of revenues, depreciation increased 44.1 points primarily due to the increase in technology capital expenditures.

     Goodwill Amortization. Upon the adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer being amortized as of January 1, 2002 (see "New Accounting Pronouncements").


Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 - Other

     Revenues.  Revenues remained relatively flat in 2001 when compared to 2000.

     Direct Operating Expenses. Direct operating expenses increased $142,000, or 7.6%, from $1.9 million in 2000 to $2.0 million in 2001, primarily due to increased labor costs within ResortQuest Technologies. As a percentage of revenues, direct operating expenses increased 4.9 points primarily due to these increased labor costs.

     General and Administrative Expenses. General and administrative expenses increased $9.1 million, or 95.8%, from $9.5 million in 2000 to $18.6 million in 2001, primarily due to the $4.4 million of unusual items and other charges recorded by corporate in 2001. Excluding the impact of these charges, general and administrative expenses increased $4.7 million, or

                                                                      Exhibit 13


50%, due to increased insurance costs, increased marketing expenditures and the opening of a technology office and a regional accounting office during 2001. These charges primarily represent a non-cash write-down of certain previously released First Resort Software versions, deferred costs for acquisition candidates that will no longer be pursued, one-time legal charges and a severance accrual.

     Other Expenses From Managed Entities. These operations do not have any arrangements with managed entities to pay on behalf and receive reimbursements for any payroll related costs.

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


Liquidity and Capital Resources

     Overview

     ResortQuest is a holding company that conducts all of its operations through its subsidiaries operating in over 50 premier resort locations. Accordingly, the primary internal source of our liquidity is through the cash flows realized from our subsidiaries and our long-term borrowings. We utilize a consolidated daily cash management system that allows us to fully utilize all unrestricted cash to repay outstanding debt in order to reduce our net interest expense.

     We generated cash flows from operating activities of $14.7 million in 2002, primarily due to the decrease in cash held in escrow and the decrease in trade and other receivables. Cash used in investing activities was approximately $10.3 million in 2002 due to the $3.0 million in net acquisition costs related to certain 2001 acquisitions and $7.3 million in purchases of property, equipment and software. The majority of these costs represent our continued investment in the new release of our First Resort Software product launched in July 2002. Cash used in financing activities totaled $3.8 million in 2002, primarily related to $3.6 million in net repayments on our revolving Credit Facility.

     At December 31, 2002, we had $859,000 in Cash and cash equivalents and $15.5 million in Cash held in escrow. Cash held in escrow is released at varying times in accordance with state regulations, generally based upon the guest stay or, in the case of real estate sales deposits, when the property is sold. At December 31, 2002, we had a working capital deficit of $36.4 million; however, we have up to $13.2 million, subject to certain restrictions, available under our Credit Facility at December 31, 2002. During 2000 we implemented a consolidated daily cash management system that allows us to fully utilize all unrestricted cash to keep our debt paid down in order to reduce our net interest expense. We anticipate that our cash flows from operations will provide cash in excess of our normal working capital needs, debt service requirements and planned capital expenditures over the next year. However, future acquisitions and/or other initiatives, depending on their size and the method of financing, may affect our liquidity and capital requirements during that time.

     Total capital expenditures for 2003 are currently anticipated to be $6.0 million of which approximately $2.5 million is expected to be used for software development, systems integration and other technology initiatives, with the balance being applied to building renovations, vehicles, furniture, fixtures and equipment.

     Long-Term Debt

     On January 22, 2001, we replaced our existing Credit Facility that was to expire on May 26, 2001 with a similar facility that expires on January 22, 2004. Due to the events of September 11th, on October 30, 2001, we amended the Credit Facility to modify the restrictive covenants to allow more flexibility for us under this debt agreement through the end of 2002. The amendment also allowed for up to a 100 basis point increase to our interest rate based on certain financial ratios. Subject to certain limitations, the Credit Facility may be used to borrow up to $40 million for capital expenditures and for general corporate purposes. Available borrowings are reduced by open letters of credit. The credit agreement requires us to comply with various loan covenants, which include maintenance of certain financial ratios, restrictions on additional indebtedness and restrictions on liens, guarantees, advances, capital expenditures, sale of assets and dividends. Interest on outstanding balances of the Credit Facility is computed at our election, on the basis of either the Prime Rate or the Eurodollar Rate, as defined, plus a margin of 2.0% up to 3.0% based on the amendment discussed above. At December 31, 2002, the weighted average interest rate on the $25.0 million in outstanding indebtedness was 4.57%. Availability fees are 0.5% per annum and are payable on the unused portion of the Credit Facility. Interest and availability fees are payable monthly.

     On June 16, 1999, we issued $50 million of Senior Notes, due June 2004, in connection with a note purchase agreement. On October 30, 2001, we also amended the Senior Notes to modify the restrictive covenants through the end of 2002 to allow more flexibility for us under this debt agreement. The amendment also allowed for up to a 100 basis point increase to our interest rate based on certain financial ratios. At December 31, 2002, the interest rate on the Senior Notes was 10.06%. The note purchase agreement contains loan covenants substantially similar to those of the credit agreement under the Credit Facility and has prepayment restrictions. Interest is payable quarterly.

     The Credit Facility is secured pari passu to the Senior Notes by substantially all of our assets, including the stock of our significant subsidiaries, as defined. Due to the unusual items and other charges recorded during the fourth quarter of 2002, we were not in compliance with certain covenants related to our Credit Facility and Senior Notes. During March 2003 we

                                                                      Exhibit 13


finalized an amendment to our borrowing agreements to bring us into compliance which required us to pay a 1.4% amendment fee approximating $1.3 million. The amendment will allow more flexibility for us under the debt agreement through the end of 2003. Management is currently in discussions to refinance all outstanding borrowings during 2003. There is no assurance that we will be able to refinance these borrowings and significant changes to the current terms, such as interest rates and restrictive covenants, may result from any refinancing.

                                                                      Exhibit 13

     Contractual Obligations

     The following table summarizes the Company's contractual obligations as of December 31, 2002 (in thousands):

                                                               Payments Due by Period
                                     -------------------------------------------------------------------
Contractual Obligation                  Total     2003      2004     2005     2006     2007   Thereafter
                                     --------   ------   -------   ------   ------   ------   ----------
  Senior Notes                       $ 50,000   $   --   $50,000   $   --   $   --   $   --      $    --
  Credit Facility                      25,045       --    25,045       --       --       --           --
  Operating Leases                     41,183    7,465     6,271    5,756    4,876    3,404       13,411
  Letters of Credit                     1,612    1,612        --       --       --       --           --
  Capital lease obligations                79       79        --       --       --       --           --
  Miscellaneous debt                       15       15        --       --       --       --           --
                                     --------   ------   -------   ------   ------   ------      -------
Total contractual cash obligations   $117,934   $9,171   $81,316   $5,756   $4,876   $3,404      $13,411
                                     ========   ======   =======   ======   ======   ======      =======

     Registration and Equity Offerings

     We have registered 8.0 million shares of common stock through various shelf registration statement filings. As of December 31, 2002, we had issued 3,289,487 shares under these shelf registration statements in connection with acquisitions, with the remaining 4,710,513 shares available for future acquisitions.

Acquisition Strategy

     Although our strategy for 2003 is to focus on internal growth, we intend to continue to pursue selected acquisition opportunities in strategic and existing markets. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses into our operations without substantial costs, delays or other operational or financial problems. Increased competition for acquisition candidates may develop, in which event there may be fewer acquisition opportunities available to us, as well as higher acquisition prices. Furthermore, acquisitions involve a number of unique risks, including the failure of acquired companies to achieve anticipated results, diversion of management's attention, failure to retain key personnel, risks associated with unanticipated events or liabilities and amortization of certain acquired intangible assets. Some or all of these could have a material adverse effect on our business, financial condition and results of operations.

     Since January 1, 2001, we have completed the following significant acquisitions: Florida Vacation Accommodations, Inc. in Naples, Longboat Key and Sarasota, Florida, effective January 1, 2001; Steamboat Premier Properties, Ltd. in Steamboat Springs, Colorado, effective January 1, 2001; R&R Resort Rental Properties, Inc. in the Outer Banks of North Carolina, effective March 31, 2001; Mountain Valley Properties, Inc. in Gatlinburg and Pigeon Forge, Tennessee, effective April 1, 2001; and Universal Vacations, Inc. in Bradenton and New Port Richey, Florida, effective May 1, 2001. These acquisitions were accounted for under the purchase method of accounting.

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

Non-compete and Employment Agreements

     We have entered into non-compete agreements with many of the former owners of the companies that now comprise ResortQuest. These non-compete agreements are generally one to five years in length effective the day the operations are merged with ResortQuest. Additionally, we have entered into employment agreements with certain of these former owners, all senior corporate officers and certain key employees. Among other things, these agreements allow for severance payments and some include acceleration of stock option awards upon a change in control of ResortQuest, as defined under the agreements. At December 31, 2002, the maximum amount that would be payable under all agreements if a change in control occurred without prior written notice would be approximately $10.8 million.

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

                                                                      Exhibit 13


Quantitative and Qualitative Disclosures about Market Risk

     We do not have significant market risk with respect to interest rates, foreign currency exchanges or other market rate or price risks, and we do not hold any financial instruments for trading purposes. At December 31, 2001, $28.6 million of our long-term borrowings accrue interest at variable interest rates. Based on this debt level annual interest expense would increase by approximately $132,000, if interest rates were to increase by 46 basis points, or 10%, over the current weighted average interest rate of these variable rate borrowings. At December 31, 2002, $25.0 million of our long-term borrowings accrue interest at variable interest rates. Based on this debt level annual interest expense would increase by approximately $114,000, if interest rates were to increase by 46 basis points, or 10%, over the current weighted average interest rate of these variable rate borrowings.

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

     In accordance with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002, the goodwill balance recorded by the Company is no longer being amortized, but is reviewed annually, and upon the occurrence of certain events, for impairment. The calculation of an impairment charge requires us to make estimates of future cash flows with respect to the identified net assets acquired. The initial adoption impairment charge recorded on January 1, 2002 related to the goodwill associated with our Desert operations and the impairment charge recorded on December 1, 2002 related to the goodwill associated with our software operations. Prior to January 1, 2002, goodwill had been amortized on a straight-line basis over 40 years, other than that associated with the acquisition of First Resort Software, Inc., which had been amortized over 15 years.

     We are self-insured for various levels of workers' compensation and employee medical and dental insurance coverage. Insurance reserves include the present values of projected settlements for claims. Projected settlements are estimated based on historical trends and actuarial data.

     We are involved with various legal actions arising in the course of our business. Legal reserves are established for actions in which the outcomes of the cases are probable and monetary damages are reasonably estimable as determined by in-house and external legal counsel. We do not believe that any of the known actions will have a material adverse effect on our business, financial condition or results of operations.

     Revenues are primarily derived through property management fees, service fees and real estate commissions. Property management fees and service fees are recognized as services are provided. Real estate commissions are recognized for real estate brokerage commissions at time of closing, net of agent commissions.

New Accounting Pronouncements

     During the quarter ended March 31, 2002, we changed our method of accounting for reimbursable costs to conform to the Financial Accounting Standards Board's Emerging Issues Task Force Consensus No. 01-14, "Income Statement Characterization of Reimbursements Received for `Out-of-Pocket' Expenses Incurred" ("EITF No. 01-14"), effective for us on January 1, 2002. As a result, certain reimbursements received are recorded as revenue and the costs incurred on behalf of managed associations and properties are recorded as expenses. These costs, which relate primarily to payroll costs at managed properties and associations where we are the employer, are reflected in other revenue and expenses from managed entities in the consolidated Statements of Operations. Revenues and expenses for the prior periods have been reclassified to conform with the current year presentation. As the reimbursements are made based upon the costs incurred with no added margin resulting in the expenses and related revenues being identical, the adoption of EITF No. 01-14 did not have any effect on our operating income, total or per share net income, cash flows or financial position.

                                                                      Exhibit 13


     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 eliminated the pooling-of-interests method of accounting for business combinations and requires all transactions initiated after June 30, 2001, to be accounted for using the purchase method. Under Statement No. 142, goodwill related to our future acquisitions is not subject to amortization, and goodwill related to our historical acquisitions is no longer amortized as of January 1, 2002. Goodwill is subject to reviews for impairment annually and upon the occurrence of certain events, and if impaired, a write-down will be recorded. Upon our adoption of Statement No. 142, our software operations and each of our geographical resort regions with assigned goodwill were each valued as a reporting unit. If the fair value of the reporting unit was greater than the book value, including assigned goodwill, no further testing was required. However, if the book value, including goodwill, was greater than the fair value of the reporting unit, the assets and liabilities of the reporting unit and the fair value of the assets is the implied fair value of goodwill. To the extent that the implied fair value of goodwill was less than the book value of goodwill, an impairment charge was recognized as a cumulative effect of a change in accounting principle. Based on this test, we recorded a non-cash $8.1 million write-down of our goodwill related to our Desert resort operations, partially off-set by a $1.9 million income tax benefit. The Desert resort operations are expected to continue to experience declining cash flows as a result of the economics of the Desert markets. During December 2002, management made changes to its software operations strategy that included a redefinition of its target market for First Resort Software. This change necessitated a $4.2 million write-down of our goodwill related to the software operations and a $6.4 million write-down of certain capitalized software development costs. As these write-downs were recorded after the initial adoption of Statement No. 142, a $10.6 million non-cash charge is reflected in general and administrative expenses in our 2002 consolidated income statement. First Resort is the leading property management software for the industry with over 20% market share, and we will continue to market the software to small and medium-sized property management companies, which make up the majority of the industry.

     We have completed the process of evaluating the impact of Statement No. 143, "Accounting for Asset Retirement Obligations," and we do not expect this statement to have a material impact on our financial position or results of operations upon its adoption in 2003.

     Effective January 1, 2002 we adopted Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets;" the adoption of this statement did not have a material impact to our financial position or results of operations. In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement provides for the rescissions or amendment of certain previously issued accounting standards. The various provisions of this standard are effective for either 2002 or 2003. Also during the quarter ended June 30, 2002, Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued and is effective for activities initiated after December 31, 2002. We do not expect Statement No. 145 or No. 146 to have a material impact on our financial position or results of operations upon their adoption in 2003.

     In October 2002, the FASB issued Statement No. 147 "Acquisitions of Certain Financial Institutions," which applies to all acquisitions of financial institutions except those between two or more mutual enterprises. Statement No. 147 has no impact on our financial statements.

     In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure - an Amendment of FASB Statement No. 123," to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. Statement No. 148 also requires disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of Statement No. 148 are effective for fiscal years ending after December 15, 2002, and the disclosure provisions have been applied in our 2002 financial statements. We will implement the interim disclosure provisions in first quarter 2003 and will continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

     In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on existing disclosure requirements for most guarantees including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the Company must recognize an additional liability for the fair value or market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, the disclosure requirements in the interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has fully implemented the disclosure requirements of FIN 45 and will adopt the additional provisions for any qualifying transactions entered into after December 31, 2002.

     In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN 46 addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as "special purpose entities." Companies are required to apply the provision of FIN 46 prospectively for all variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. All interests acquired before February 1, 2003 must follow the new rules in accounting periods beginning after June 15, 2003. FIN 46 is expected to have no impact on our consolidated results of operations or financial position.

                                                                      Exhibit 13


Performance Statistics

                         ResortQuest International, Inc.
                             Performance Statistics
                                Total System (2)

                                  Three Months Ended                     Twelve Months Ended
                                 Dec 31,      Dec 31,                   Dec 31,       Dec 31,
                                   2001         2002        VAR           2001          2002        VAR
                                -------      -------      -----       --------      --------      -----
Beach
  Gross Lodging Revenues(1)     $15,490      $14,399       (7.0)%     $210,788      $195,095       (7.4)%
  Occupancy                        24.1%        23.8%      (0.3)pts       46.2%         45.3%      (0.4)pts
  ADR                           $ 87.61      $ 89.39        2.0%      $ 155.77      $ 154.67       (0.7)%
  RevPAU                        $ 21.10      $ 21.25        0.7%      $  72.00      $  70.81       (1.7)%
  Total Units                     9,460        9,435       (0.3)%        9,460         9,435       (0.3)%

Hawaii
  Gross Lodging Revenues(1)     $26,711      $33,090       23.9%      $143,384      $141,104       (1.6)%
  Occupancy                        61.9%        69.7%       7.8 pts       71.7%         71.8%       0.1 pts
  ADR                           $104.73      $102.65       (2.0)%     $ 115.20      $ 107.00       (7.1)%
  RevPAU                        $ 64.85      $ 71.56       10.3%      $  82.57      $  76.79       (7.0)%
  Total Units                     5,553        5,468       (1.5)%        5,553         5,468       (1.5)%

Mountain
  Gross Lodging Revenues(1)     $ 9,383      $ 9,904        5.6%      $ 58,792      $ 57,151       (2.8)%
  Occupancy                        19.5%        18.7%      (0.8)pts       33.2%         31.1%      (2.1)pts
  ADR                           $186.01      $202.49        8.9%      $ 175.61      $ 181.92        3.6%
  RevPAU                        $ 36.29      $ 37.77        4.1%      $  58.29      $  56.52       (3.0)%
  Total Units                     3,283        3,311        0.9%         3,283         3,311        0.9%

Desert
  Gross Lodging Revenues(1)     $ 1,340      $ 1,085      (19.0)%     $  8,092      $  6,322      (21.9)%
  Occupancy                        38.4%        33.0%      (5.4)pts       42.4%         39.8%      (2.6)pts
  ADR                           $ 84.49      $ 97.63       15.6%      $ 105.12      $ 108.89        3.6%
  RevPAU                        $ 32.45      $ 32.25       (0.6)%     $  44.54      $  43.35       (2.7)%
  Total Units                       522          425      (18.6)%          522           425      (18.6)%

Total
  Gross Lodging Revenues(1)     $52,924      $58,478       10.5%      $421,057      $399,672       (5.1)%
  Occupancy                        34.5%        37.9%       3.4 pts       51.4%         51.3%      (0.1)pts
  ADR                           $106.24      $107.60        1.3%      $ 139.90      $ 135.37       (3.2)%
  RevPAU                        $ 36.61      $ 40.73       11.3%      $  71.92      $  69.51       (3.4)%
  Total Units                    18,818       18,639       (1.0)%       18,818        18,639       (1.0)%

(1) Gross lodging revenues are in thousands and represent the total rental charged to property rental customers. Our revenue represents from 3% to over 40% of the gross lodging revenues based on the services provided by us.

(2) Total system statistics include all exclusive management contracts from the period under management through December 31, 2001 and December 31, 2002. Excluded from these statistics are non-exclusive management contracts which approximated 1,400 units as of December 31, 2001 and 1,500 as of December 31, 2002. Also excluded from these statistics are owner use nights and renovation nights which were approximately 17.6% of gross available nights in the three months ended December 31, 2001, and 15.6% of gross available nights in the three months ended December 31, 2002, 14.3% of gross available nights in the twelve months ended December 31, 2001, and 14.0% of gross available nights in the twelve months ended December 31, 2002.

                                                                      Exhibit 13


                         ResortQuest International, Inc.
                             Performance Statistics
                                 Same-Store (2)

                                  Three Months Ended                     Twelve Months Ended
                                 Dec 31,      Dec 31,                   Dec 31,       Dec 31,
                                   2001         2002        VAR           2001          2002        VAR
                                -------      -------      -----       --------      --------      -----
Beach
  Gross Lodging Revenues(1)     $15,490      $14,399       (7.0)%     $160,388      $153,288       (4.4)%
  Occupancy                        24.1%        23.8%      (0.3)pts       46.9%         46.5%      (0.4)pts
  ADR                           $ 87.61      $ 89.39        2.0%      $ 134.93      $ 134.65       (0.2)%
  RevPAU                        $ 21.10      $ 21.25        0.7%      $  63.31      $  62.64       (1.1)%
  Total Units                     9,460        9,435       (0.3)%        8,087         8,279        2.4%

Hawaii
  Gross Lodging Revenues(1)     $26,711      $33,090       23.9%      $143,384      $141,104       (1.6)%
  Occupancy                        61.9%        69.7%       7.8 pts       71.7%         71.8%       0.1 pts
  ADR                           $104.73      $102.65       (2.0)%     $ 115.20      $ 107.00       (7.1)%
  RevPAU                        $ 64.85      $ 71.56       10.3%      $  82.57      $  76.79       (7.0)%
  Total Units                     5,553        5,468       (1.5)%        5,553         5,468       (1.5)%

Mountain
  Gross Lodging Revenues(1)     $ 9,383      $ 9,904        5.6%      $ 54,642      $ 52,979       (3.0)%
  Occupancy                        19.5%        18.7%      (0.8)pts       31.9%         30.2%      (1.7)pts
  ADR                           $186.01      $202.49        8.9%      $ 178.53      $ 185.25        3.8%
  RevPAU                        $ 36.29      $ 37.77        4.1%      $  56.96      $  55.87       (1.9)%
  Total Units                     3,283        3,311        0.9%         3,102         3,131        0.9%

Desert
  Gross Lodging Revenues(1)     $ 1,340      $ 1,085      (19.0)%     $  8,092      $  6,322      (21.9)%
  Occupancy                        38.4%        33.0%      (5.4)pts       42.4%         39.8%      (2.6)pts
  ADR                           $ 84.49      $ 97.63       15.6%      $ 105.12      $ 108.89        3.6%
  RevPAU                        $ 32.45      $ 32.25       (0.6)%     $  44.54      $  43.35       (2.7)%
  Total Units                       522          425      (18.6)%          522           425      (18.6)%

Total
  Gross Lodging Revenues(1)     $52,924      $58,478       10.5%      $366,506      $353,693       (3.5)%
  Occupancy                        34.5%        37.9%       3.4 pts       52.1%         52.1%       0.0 pts
  ADR                           $106.24      $107.60        1.3%      $ 130.13      $ 126.26       (3.0)%
  RevPAU                        $ 36.61      $ 40.73       11.3%      $  67.74      $  65.76       (2.9)%
  Total Units                    18,818       18,639       (1.0)%       17,264        17,303        0.2%

(1) Gross lodging revenues are in thousands and represent the total rental charged to property rental customers. Our revenue represents from 3% to over 40% of the gross lodging revenues based on the services provided by us.

(2) For better comparability, the three months ended December 31 statistics exclude all non-exclusive management contracts, which approximated 1,500 units as of December 31, 2002. The twelve months ended December 31 excluded all non-exclusive management contracts as well as properties that were not acquired by ResortQuest prior to the fourth quarter of 2001, which approximated 1,500 units as of December 31, 2002. Also excluded from these statistics are owner use nights and renovation nights which were approximately 17.6% of gross available nights in the three months ended December 31, 2001, and 15.6% of gross available nights in the three months ended December 31, 2002, 13.4% of gross available nights in the twelve months ended December 31, 2001, and 13.3% of gross available nights in the twelve months ended December 31, 2002.

                                                                      Exhibit 13


Markets

     We currently offer management services to rental properties in over 50 resort locations throughout the U.S. and in Canada. The following table sets forth the aggregate number of properties managed in each of the following states and provinces at December 31, 2002.

BEACH RESORTS
Florida: Anna Maria Island, Beaches of South Walton, Bonita Springs, Bradenton,
  Captiva Island, Destin, Fort Myers, Fort Myers Beach, Ft.  Walton Beach, Lido
  Key, Longboat Key, Marco Island, Naples, Navarre Beach, New Port Richey,
  Okaloosa Island, Orlando, Panama City, Pensacola, Perdido Key, Sanibel Island,
  Sarasota, Siesta Key, Vanderbilt Beach and Venice.                              6,296
Massachusetts: Nantucket                                                          1,200
South Carolina: Hilton Head Island                                                  611
Delaware: Bethany Beach                                                             640
North Carolina: Outer Banks                                                         991
Georgia: St. Simons Island                                                          504
Alabama: Gulf Shores                                                                315

HAWAII RESORTS
Hawaii: Hawaii, Kauai, Maui and Oahu                                              5,468

MOUNTAIN RESORTS
Colorado: Aspen, Breckenridge, Crested Butte, Dillon, Keystone,
  Snowmass Village, Steamboat Springs and Telluride                               1,900
British Columbia: Whistler                                                          601
Utah: The Canyons, Deer Valley and Park City                                        368
Montana: Big Sky                                                                    212
Oregon: Mt. Bachelor and Sunriver                                                   143
Idaho:  Sun Valley                                                                  238
Tennessee: Gatlinburg and Pigeon Forge                                              180

DESERT RESORTS
California: Palm Desert                                                             174
Arizona: Phoenix, Scottsdale and Tucson                                             251
                                                                                 ------
TOTAL                                                                            20,092
                                                                                 ======


Risks Associated With Forward Looking Statements

     This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including but not limited to the risks associated with: successful integration of acquisitions, factors affecting internal growth and management of growth, our acquisition strategy and availability of financing, the travel and tourism industry, seasonality, quarterly fluctuations and general economic conditions, and our dependence on technology, e-commerce and travel providers. Important factors that could cause actual results to differ materially include, but are not limited to, those listed in our previous filings with the Securities and Exchange Commission.

     Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this filing will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the objectives and plans will be achieved. We undertake no obligation to update forward looking statements, whether as a result of new information, future events or otherwise.

                                                                      Exhibit 13


Other Risks

     We could not obtain permission of Arthur Andersen LLP to the inclusion in this Annual Report and on Form 10-K of their Independent Auditors Report. Accordingly, the Arthur Andersen LLP Independent Auditors Report herein is merely reproduced from ResortQuest International, Inc.'s Annual Report and Form 10-K for the year ended December 31, 2001 (although the consolidated balance sheet as of December 31, 2000 and the consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 1999 referred to in that report are not included herein) and does not include the manual signature of Arthur Andersen LLP. The conviction of our former independent auditors, Arthur Andersen LLP, on federal obstruction of justice charges may adversely affect Arthur Andersen LLP's ability to satisfy any claims arising from the provision of auditing services to us and may impede our access to the capital markets.

                                                                      Exhibit 13


RESORTQUEST INTERNATIONAL,INC.
CONSOLIDATED BALANCE SHEETS

                                                          As of December 31,
(in thousands, except share amounts)                     2001          2002
                                                     --------      --------
ASSETS
Current assets
  Cash and cash equivalents                          $    213      $    859
  Cash held in escrow                                  22,648        15,468
  Trade and other receivables, net                     10,541         5,841
  Deferred income taxes                                 1,430           724
  Other current assets                                  6,063         4,807
                                                     --------      --------
    Total current assets                               40,895        27,699
                                                     --------      --------
Goodwill, net                                         216,534       205,830
Property, equipment and software, net                  39,509        34,100
Other assets                                            7,336         5,924
                                                     --------      --------
    Total assets                                     $304,274      $273,553
                                                     ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt               $    322      $     94
  Deferred revenue and property owner payables         52,457        47,402
  Accounts payable and accrued liabilities             14,298        14,628
  Other current liabilities                             3,069         2,024
                                                     --------      --------
    Total current liabilities                          70,146        64,148
                                                     --------      --------
Long-term debt, net of current maturities              78,644        75,045
Deferred income taxes                                   9,459         2,869
Other long-term obligations                             6,111         5,007
                                                     --------      --------
    Total liabilities                                 164,360       147,069
                                                     --------      --------

Commitments and contingencies

Stockholders' equity
  Common stock, $0.01 par value, 50,000,000
    shares authorized, 19,243,249 and 19,251,749
    shares outstanding, respectively                      192           193
  Additional paid-in capital                          153,884       153,933
  Accumulated other comprehensive loss                    (64)          (60)
  Excess distributions                                (29,500)      (29,500)
  Retained earnings                                    15,402         1,918
                                                     --------      --------
    Total stockholders' equity                        139,914       126,484
                                                     --------      --------
      Total liabilities and stockholders' equity     $304,274      $273,553
                                                     ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                                                                      Exhibit 13


RESORTQUEST INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            Years Ended December 31,
(in thousands, except per share amounts)                         2000           2001           2002
                                                             --------       --------       --------
Revenues
  Property management fees                                   $ 78,543       $ 88,732       $ 83,668
  Service fees                                                 47,080         47,889         44,685
  Real estate and other                                        26,391         24,335         25,384
                                                             --------       --------       --------
                                                              152,014        160,956        153,737
  Other revenue from managed entities                          31,247         31,999         36,504
                                                             --------       --------       --------
    Total revenues                                            183,261        192,955        190,241
                                                             --------       --------       --------

Operating expenses
  Direct operating                                             80,314         83,838         83,607
  General and administrative                                   40,940         57,663         66,484
  Depreciation                                                  3,549          5,209          6,465
  Goodwill amortization                                         4,934          5,670             --
                                                             --------       --------       --------
                                                              129,737        152,380        156,556
  Other expenses from managed entities                         31,247         31,999         36,504
                                                             --------       --------       --------
    Total expenses                                            160,984        184,379        193,060
                                                             --------       --------       --------

Operating income (loss)                                        22,277          8,576         (2,819)
Interest and other expense, net                                 4,814          4,647          6,233
                                                             --------       --------       --------
Income (loss) before income taxes                              17,463          3,929         (9,052)
Provision for income taxes                                      7,857          2,328         (1,848)
                                                             --------       --------       --------
Income (loss) before the cumulative effect
  of a change in accounting principle                           9,606          1,601         (7,204)

Cumulative effect of a change in accounting principle,
  net of a $1.9 million income tax benefit                         --             --         (6,280)
                                                             --------       --------       --------

Net income (loss)                                            $  9,606       $  1,601       $(13,484)
                                                             ========       ========       ========

Earnings (loss) per share
 Basic
   Before a cumulative effect of a
     change in accounting principle                          $   0.51       $   0.08       $  (0.37)
   Cumulative effect of a change in accounting principle           --             --          (0.33)
                                                             --------       --------       --------
   Net income (loss)                                         $   0.51       $   0.08       $  (0.70)
                                                             ========       ========       ========

 Diluted
   Before a cumulative effect of a
     change in accounting principle                          $   0.51       $   0.08       $  (0.37)
   Cumulative effect of a change in accounting principle           --             --          (0.33)
                                                             --------       --------       --------
   Net income (loss)                                         $   0.51       $   0.08       $  (0.70)
                                                             ========       ========       ========


The accompanying notes are an integral part of these consolidated financial statements.

                                                                      Exhibit 13


RESORTQUEST INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

                                                                                   Accumulated
                                                                 Additional              Other
                                               Common   Stock       Paid-in      Comprehensive          Excess        Retained
(in thousands, except share amounts)           Shares  Amount       Capital              (Loss)  Distributions        Earnings
                                           ----------  ------    ----------      -------------   -------------    ------------
Balance, January 1, 2000                   18,715,447    $187      $150,974               $(33)       $(29,500)       $  4,195
  Net income                                       --      --            --                 --                           9,606
  Foreign currency translation loss                --      --            --                (16)             --
  Stock issued in connection with
    acquisitions                              272,799       3           986                 --              --              --
                                           ----------    ----      --------               ----        --------        --------
  2000 Comprehensive Income

Balance, December 31, 2000                 18,988,246     190       151,960                (49)        (29,500)         13,801

Net income                                         --      --            --                 --              --           1,601
  Foreign currency translation loss                --      --            --                (15)             --              --
  Stock issued in connection with:
    Acquisitions                              225,527       2         1,666                 --              --              --
    Exercise of employee stock options         29,476      --           258                 --              --              --
                                           ----------    ----       -------               ----        --------        --------
  2001 Comprehensive Income

Balance, December 31, 2001                 19,243,249     192       153,884                (64)        (29,500)         15,402
  Net loss                                         --      --            --                 --              --         (13,484)
  Foreign currency translation gain                --      --            --                  4              --              --
  Stock Issued in connection with the
   exercise of employee stock options           8,500       1            49                 --              --              --
                                           ----------    ----      --------               ----        --------        --------
  2002 Comprehensive Loss

Balance, December 31, 2002                 19,251,749    $193      $153,933               $(60)       $(29,500)       $  1,918
                                           ==========    ====      ========               ====        ========        ========



                                                          Comprehensive
(in thousands, except share amounts)            Total      Income (Loss)
                                             --------     -------------
Balance, January 1, 2000                     $125,823
  Net income                                    9,606          $  9,606
  Foreign currency translation loss               (16)              (16)
  Stock issued in connection with
    acquisitions                                  989                --
                                             --------          --------
  2000 Comprehensive Income                                    $  9,590
                                                               ========
Balance, December 31, 2000                    136,402

Net income                                      1,601          $  1,601
  Foreign currency translation loss               (15)              (15)
  Stock issued in connection with:
    Acquisitions                                1,668                --
    Exercise of employee stock options            258                --
                                             --------          --------
  2001 Comprehensive Income                                    $  1,586
                                                               ========
Balance, December 31, 2001                    139,914
  Net loss                                    (13,484)         $(13,484)
  Foreign currency translation gain                 4                 4
  Stock Issued in connection with the
   exercise of employee stock options              50                --
                                             --------          --------
  2002 Comprehensive Loss                                      $(13,480)
                                                               ========
Balance, December 31, 2002                   $126,484
                                             ========

The accompanying notes are an integral part of these consolidated financial statements.

                                                                      Exhibit 13


RESORTQUEST INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Years Ended December 31,
(in thousands)                                                             2000        2001        2002
                                                                       --------    --------     --------
Cash flows from operating activities
  Net income (loss)                                                    $  9,606     $  1,601   $(13,484)
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
      Non-cash unusual items and other charges                               --        3,111     16,987
      Depreciation and goodwill amortization                              8,483       10,879      6,465
      Changes in operating assets and liabilities:
        Cash held in escrow                                               8,690        6,342      7,180
        Trade and other receivables, net                                 (1,507)         791      4,700
        Deferred revenue and property owner payables                      4,451      (12,754)    (5,055)
        Accounts payable and accrued liabilities                            407         (819)       105
        Deferred income taxes                                             3,756        5,049     (4,033)
        Other, net                                                       (3,310)      (3,936)     1,818
                                                                       --------     --------   --------
          Net cash provided by operating activities                      30,576       10,264     14,683
                                                                       --------     --------   --------
  Cash flows from investing activities
    Cash portion of acquisitions, net                                    (8,290)     (25,585)    (2,962)
    Purchases of property, equipment and software                       (11,057)     (16,218)    (7,298)
                                                                       --------     --------   --------
          Net cash used in investing activities                         (19,347)     (41,803)   (10,260)
                                                                       --------     --------   --------
  Cash flows from financing activities
    Credit Facility borrowings                                           40,000       87,400    103,200
    Credit Facility repayments                                          (52,000)     (58,800)  (106,750)
    Payment of capital lease and other debt obligations                    (333)      (1,389)      (277)
    Exercise of employee stock options                                       --          258         50
    Repayments from issuance of secured mortgage notes                   (5,734)          --         --
                                                                       --------     --------   --------
          Net cash provided by (used in) financing activities           (18,067)      27,469     (3,777)
                                                                       --------     --------   --------
Net change in cash and cash equivalents                                  (6,838)      (4,070)       646
Cash and cash equivalents, beginning of period                           11,121        4,283        213
                                                                       --------     --------   --------
Cash and cash equivalents, end of period                               $  4,283     $    213   $    859
                                                                       ========     ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                                                                      Exhibit 13


RESORTQUEST INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

     In these footnotes, the words "Company," "ResortQuest," "we," "our" and "us" refer to ResortQuest International, Inc., a Delaware corporation, and its wholly-owned subsidiaries, unless otherwise stated or the context requires otherwise.

NOTE 1 - BASIS OF PRESENTATION

Organization and Principles of Consolidation

     ResortQuest is one of the world's leading vacation rental property management companies with over 20,000 units under management. We are the first company offering vacation condominium and home rentals, sales and management under an international brand name in over 50 premier destination resorts located in the continental United States, Hawaii and Canada. Our consolidated financial statements include the accounts of ResortQuest and its wholly-owned subsidiaries after elimination of all significant intercompany accounts and transactions.

Acquisitions

     During 2000, we completed three acquisitions for a total cost of $9.2 million, including earn-up payments related to certain 1999 acquisitions, with 10.7% of the net consideration paid in the form of common stock with an aggregate value of $989,000, net of retired escrow shares, and the remaining $8.3 million of consideration paid in cash, net of unrestricted cash acquired. During 2001, we completed eight acquisitions for a total cost of $27.2 million, including earn-up payments related to previous acquisitions, with 6.1% of the net consideration paid in the form of common stock with an aggregate value of $1.7 million, and the remaining $25.5 million of consideration paid in cash, net of unrestricted cash acquired. During 2002, we made net cash payments approximating $3.0 million for earn-up payments related to certain 2001 acquisitions and other purchase accounting adjustments related to these acquisitions. All acquisitions were accounted for under the purchase method of accounting. The following proforma results assume the 2001 acquisitions had occurred on January 1, 2000:

                                                    Years End December 31,
(in thousands, unaudited)                               2000         2001
                                                   ---------     --------
Revenues
  ResortQuest                                      $ 183,261    $ 192,955
  Acquisitions                                        17,435          796
                                                   ---------    ---------
  Proforma Revenues                                $ 200,696    $ 193,751
                                                   =========    =========
Net income
  ResortQuest                                      $   9,606    $   1,601
  Acquisitions                                           395         (173)
                                                   ---------    ---------
  Proforma Combined Net income                     $  10,001    $   1,428
                                                   =========    =========
Basic and Diluted EPS
  ResortQuest                                      $    0.51    $    0.08
  Acquisitions                                          0.02        (0.01)
                                                   ---------    ---------
  Proforma Basic and Diluted EPS                   $    0.53    $    0.07
                                                   =========    =========

     These unaudited proforma results are presented for comparative purposes only. The proforma results are not necessarily indicative of what our actual results would have been had the acquisitions been completed at the beginning of these periods, or of future results.

                                                                      Exhibit 13


Acquisition and Financing Costs

     Costs incurred in the course of our evaluation of acquisition candidates and the ultimate consummation of acquisitions consist primarily of attorneys' fees, accounting fees and other costs incurred by us in identifying and closing transactions. These costs incurred are deferred on the balance sheet until the related transaction is either consummated or terminated. There were no deferred acquisition costs at December 31, 2001 and 2002. All acquisitions since January 1,2000 have been accounted for under the purchase method of accounting, which requires that all transaction costs and the excess of the purchase price over the fair value of identified net assets acquired be reflected as goodwill. Prior to 2002, goodwill was amortized over a life up to 40 years and was calculated based on a preliminary estimate that is adjusted to its final balance within one year of the close of the acquisition (see Note 2). Additionally, certain of our acquisitions have "earn-up" provisions that require additional consideration to be paid if certain operating results are achieved over periods of up to three years. This additional consideration is recorded as goodwill when the amount is fixed and determinable.

     Similar treatment is followed in recording costs incurred by us in the course of generating additional debt or equity financing. Deferred financing costs approximated $1.6 million and $862,000, respectively, at December 31, 2001 and 2002 and are amortized as interest expense over the remaining term of the financing.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

     Property Management Fees

     We receive property management fees when the properties are rented, which are generally a percentage of the rental price of the vacation property. Management fees range from approximately 3% to over 40% of gross lodging revenues collected based upon the type of services provided by us to the property owner and the type of rental units managed. Revenues are recognized ratably over the rental period based on our proportionate share of the total rental price of the vacation condominium or home. We require certain minimum deposits when reservations are booked. These deposits are recorded as a component of deferred revenue and property owner payables. Revenues from cancellations are recorded at the time of cancellation.

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

     Real Estate and Other

     We recognize other revenues primarily related to real estate broker commissions, food & beverage sales and software and maintenance sales. We have real estate broker sales operations in 31 resort locations. We recognize revenues on real estate sales when the transactions are complete, and such revenue is recorded net of the related agent commissions. We also manage food & beverage operations in connection with the management of larger condominium complexes, primarily in Hawaii and Florida. We recognize food and beverage revenue at the time of sale. ResortQuest Technologies sells a fully integrated software package, First Resort Software, specifically designed for the vacation property management business, along with ongoing service contracts. Software and maintenance revenues are recognized when the systems are installed and ratably over the service period, respectively.

                                                                      Exhibit 13


Real estate and other revenues were as follows:

                                                      Years Ended December 31,
(in thousands)                                     2000       2001       2002
                                                -------    -------    -------
Real estate brokerage commissions, net          $17,188    $15,260    $16,926
Food & beverage                                   4,575      4,176      4,390
Software sales and service                        3,330      2,982      2,564
Other                                             1,298      1,917      1,504
                                                -------    -------    -------
                                                $26,391    $24,335    $25,384
                                                =======    =======    =======

Direct Operating Expenses

     Direct operating expenses include expenses related to housekeeping, maintenance, reservations, marketing and advertising, and other costs associated with rental and management. Direct operating expenses also include the cost of sales and operating expenses for food & beverage and software sales and service as follows:

                                                    Years Ended December 31,
(in thousands)                                  2000       2001        2002
                                             -------    -------     -------
Rental and management related                $73,989    $78,258     $77,547
Food & beverage                                4,465      3,578       4,099
Software sales and service                     1,860      2,002       1,961
                                             -------    -------     -------
                                             $80,314    $83,838     $83,607
                                             =======    =======     =======

Advertising and Marketing

     In accordance with the AICPA's Statement of Position ("SOP") No. 93-7 "Reporting on Advertising Costs," the Company expenses advertising and marketing costs as incurred or as the advertising takes place. Internet portal agreements are treated as advertising and are expensed ratably over the lesser of the contract period or the benefit period. Excluding payroll related items, the Company expensed $12.8 million in advertising and marketing costs during 2002.

Comprehensive Income

     The Company follows the Financial Accounting Standards Board's ("FASB") Statement No. 130, "Reporting Comprehensive Income," which established standards for reporting and display of comprehensive income and its components. Other comprehensive income consists of foreign currency translation gains and losses and is presented in the consolidated statements of stockholders' equity and comprehensive income (loss).

                                                                      Exhibit 13


Stock-Based Compensation

     ResortQuest applies the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for options granted under the Incentive Plan. No compensation cost has been recognized in the consolidated Statements of Operations for issued options. In accordance with Statement No. 123, "Accounting for Stock-Based Compensation," ResortQuest has estimated the fair value of each option grant using the Black-Scholes Option-Pricing Model. Had compensation cost for awards under the Incentive Plan been determined based on the fair value at the grant dates, ResortQuest's net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table:

                                                                      Years Ended December 31,
(in thousands, except per share amounts)                         2000        2001        2002
                                                               ------     -------     -------
Net income (loss)
  As reported                                                  $9,606      $1,601    $(13,484)
  Less: Pro forma stock-based employee compensation expense     1,012         398         752
                                                               ------      ------    --------
  Pro forma                                                    $8,594      $1,203    $(14,236)
                                                               ======      ======    ========

Basic earnings (loss) per share
  As reported                                                  $ 0.51      $ 0.08    $  (0.70)
  Less:  Pro forma stock-based employee compensation expense     0.06        0.02        0.04
                                                               ------      ------    --------
  Pro forma                                                    $ 0.45      $ 0.06    $  (0.74)
                                                               ======      ======    ========


Diluted earnings (loss) per share
  As reported                                                  $ 0.51      $ 0.08    $  (0.70)
  Less:  Pro forma stock-based employee compensation expense     0.06        0.02        0.04
                                                               ------      ------    --------
  Pro forma                                                    $ 0.45      $ 0.06    $  (0.74)
                                                               ======      ======    ========

      See Note 10 for further information regarding stock options.

Cash and Cash Equivalents

     For the purposes of the consolidated balance sheets and statements of cash flows, we consider all investments with original maturities of three months or less to be cash equivalents.

Cash Held in Escrow

     Cash held in escrow primarily represents guest advance deposits held in escrow for lodging reservations and deposits on real estate transactions. Upon the occurrence of the guest's stay, the lodging reservation deposits are withdrawn from escrow as we recognize our revenue, ratably over the guest's stay, with the remaining amounts being disbursed to the homeowners of our managed properties. Upon the legal closing of a real estate transaction that we broker, real estate deposits are withdrawn from escrow as we recognize our commission revenue, net of any agent commissions.

Inventories

     Inventories consist primarily of linens and food & beverage items that are recorded at the lower of cost or market as a component of Other current assets.

Property, Equipment and Software

     Property, equipment and software are stated at cost or, in the case of equipment acquired under capital leases, the present value of future lease payments. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the lease terms.

                                                                      Exhibit 13


     We account for the costs of computer software developed or obtained for internal use in accordance with SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In accordance with SOP No. 98-1, during 2000, 2001 and 2002, we capitalized $3.0 million, $6.4 million and $1.8 million, respectively, of software development costs, primarily related to outside professional fees and internal payroll and related benefits. At December 31, 2001 and 2002, Property, equipment and software in the accompanying consolidated balance sheets includes $9.0 million and $8.9 million, respectively, in capitalized software developed or obtained for internal use, net of amortization.

     We account for the costs of computer software developed or obtained for internal use that is also sold or otherwise marketed in accordance with FASB Statement No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." In accordance with Statement No. 86, during 2000, 2001 and 2002, we capitalized $4.6 million, $6.6 million and $1.7 million, respectively, of software development costs, primarily related to outside professional fees and internal payroll and related benefits. At December 31, 2001 and 2002, Property, equipment and software in the accompanying consolidated balance sheets included $9.7 million and $4.6 million, respectively, in capitalized software developed or obtained for internal use that is also sold or otherwise marketed, net of amortization.

     These costs are being amortized on a straight-line basis over the estimated useful lives of the related projects ranging from three to ten years. In accordance with Statement No. 86, we periodically, or upon the occurrence of certain events, review these capitalized software cost balances for impairment. During 2001 and 2002, general and administrative expenses include a $1.5 million and a $6.4 million, respectively, write-down of capitalized software development costs, net of accumulated amortization, related to versions of First Resort Software that were developed for internal use and marketed to be sold (see Note
4).

     Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments that extend the useful lives of existing equipment are capitalized and depreciated. Upon retirement or disposition of property, equipment and software, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated Statements of Operations.

Goodwill

     Goodwill is the excess of the purchase price over fair value of identified net assets acquired in business combinations accounted for under the purchase method of accounting. Through 2001, goodwill was amortized on a straight-line basis over 40 years, other than that associated with the acquisition of First Resort Software, Inc., which was amortized over 15 years, representing the approximate remaining useful life of acquired assets. On January 1, 2002, goodwill amortization ceased upon the adoption of a new accounting pronouncement related to goodwill and intangible assets. Goodwill balances are reviewed for impairment at least annually, as well as when circumstances indicate that the carrying amount may not be recoverable (see "New Account Pronouncements"). We recorded goodwill amortization of $4.9 million and $5.7 million in 2000 and 2001, respectively.

     The following table summarizes the changes in the carrying amount of goodwill broken out by segment (see Note 13 for further discussion on segments):

                                                        2001                              2002
                                          -------------------------------   -------------------------------
                                            Property                          Property
(in thousands):                           Management     Other      Total   Management     Other      Total
                                          ----------    ------    -------   ----------    ------    -------
Balance as of January 1,                    $157,004   $28,729   $185,733     $188,821   $27,713   $216,534
Cash portion of acquisitions and
     earn-up related payments                 25,585        --     25,585        1,667        --      1,667
Stock portion of earn-up payments              1,668        --      1,668           --        --         --
Non-cash acquisition adjustments               9,218        --      9,218           --        --         --
Statement No. 142 transition impairment           --        --         --       (8,131)       --     (8,131)
Other Statement No. 142 impairment                --        --         --           --    (4,240)    (4,240)
Amortization                                  (4,654)   (1,016)    (5,670)          --        --         --
                                            --------   -------   --------     --------   -------   --------
Balance as of December 31,                  $188,821   $27,713   $216,534     $182,357   $23,473   $205,830
                                            ========   =======   ========     ========   =======   ========

                                                                      Exhibit 13


Impairment of Long-Lived Assets

     Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated future cash flows generated by their use. Assets held for sale are recorded at fair market value, determined principally using discounted future cash flows.

Excess Distributions

     In conjunction with the 1998 roll-up initial public offering of ResortQuest International, Inc., the cash purchase price paid to the largest founding company designated as the accounting acquiror was recorded as a distribution to owner and recorded in the consolidated balance sheet as an excess distribution.

New Accounting Pronouncements

     During the quarter ended March 31, 2002, we changed our method of accounting for reimbursable costs to conform to the FASB's Emerging Issues Task Force Consensus No. 01-14, "Income Statement Characterization of Reimbursements Received for `Out-of-Pocket' Expenses Incurred" ("EITF No. 01-14"), effective for us on January 1, 2002. As a result, reimbursements received are recorded as revenue and the costs incurred on behalf of managed associations and properties are recorded as expenses. These costs, which relate primarily to payroll costs at managed properties and associations where we are the employer, are reflected in other revenue and expenses from managed entities in the consolidated statements of operations. Revenues and expenses for the prior periods have been reclassified to conform with the current year presentation. As the reimbursements are made based upon the costs incurred with no added margin resulting in the expenses and related revenues being identical, the adoption of EITF No. 01-14 did not have any effect on our operating income, total or per share net income, cash flows or financial position.

     In June 2001, the FASB issued Statement No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 eliminated the pooling-of-interests method of accounting for business combinations and requires all transactions initiated after June 30, 2001, to be accounted for using the purchase method. Under Statement No. 142, goodwill related to our future acquisitions is not subject to amortization, and goodwill related to our historical acquisitions is no longer amortized as of January 1, 2002. The following table presents adjusted net income and earnings per share excluding goodwill amortization for the periods ended December 31:

                                                                        2000           2001           2002
                                                                  ----------     ----------     ----------
Reported income (loss) before cumulative effect of a change
  in accounting principle                                         $    9,606     $    1,601     $   (7,204)
Add back goodwill amortization                                         4,934          5,670             --
                                                                  ----------     ----------     ----------
Adjusted income (loss) before cumulative effect of a change
  in accounting principle                                             15,540          7,271         (7,204)
Cumulative effect of a change in accounting principle                     --             --         (6,280)
                                                                  ----------     ----------     ----------
Adjusted net income (loss)                                        $   15,540     $    7,271     $  (13,484)
                                                                  ==========     ==========     ==========
Earnings per share
Basic
 Before cumulative effect of a change in accounting principle     $     0.51     $     0.08     $    (0.37)
 Add back goodwill amortization                                         0.26           0.30             --
                                                                  ----------     ----------     ----------
 Adjusted income(loss) before cumulative effect of a change
  in accounting principle                                               0.77           0.38          (0.37)
 Cumulative effect of a change in accounting principle                    --             --          (0.33)
                                                                  ----------     ----------     ----------
 Adjusted net income (loss)                                       $     0.77     $     0.38     $    (0.70)
                                                                  ==========     ==========     ==========
Diluted
 Before cumulative effect of a change in accounting principle     $     0.51     $     0.08     $    (0.37)
 Add back goodwill amortization                                         0.26           0.29             --
                                                                  ----------     ----------     ----------
 Adjusted income (loss) before cumulative effect of a change
  in accounting principle                                               0.77           0.37          (0.37)
 Cumulative effect of a change in accounting principle                    --             --          (0.33)
                                                                  ----------     ----------     ----------
 Adjusted net income (loss)                                       $     0.77     $     0.37     $    (0.70)
                                                                  ==========     ==========     ==========

     Goodwill is subject to reviews for impairment at least annually and upon the occurrence of certain events, and if impaired, a write-down will be recorded. Upon our adoption of Statement No. 142, our software operations and each of our geographical resort regions with assigned goodwill were each valued as a reporting unit. If the fair value of the reporting unit exceeds the book value, including assigned goodwill, no further testing is required. However, if the book value, including goodwill, is less than the fair value of the reporting unit, the assets and liabilities of the reporting unit and the fair value of the assets is the implied fair value of goodwill. To the extent that the implied fair value of goodwill was

                                                                      Exhibit 13


less than the book value of goodwill, an impairment charge was recognized as a cumulative effect of a change in accounting principle. Based on this test, we recorded a non-cash $8.1 million write-down of our goodwill in the first quarter of 2001 related to our Desert resort operations, partially off-set by a $1.9 million income tax benefit. The Desert resort operations are expected to continue to experience declining cash flows as a result of the economics of the Desert markets. During December 2002, management made changes to its software operations strategy that included a redefinition of its target market for First Resort Software. Prior to this strategy shift, the latest version of First Resort Software was being designed to meet the needs of essentially all companies in our industry. The new strategy is to focus on the needs of small to medium-sized property management companies, which make up the majority of the industry. This change necessitated a $4.2 million write-down of the goodwill related to the software operations and a $6.4 million write-down of certain capitalized software development costs. As these write-downs were recorded after the initial adoption of this standard, a $10.6 million non-cash charge is reflected in general and administrative expenses in our 2002 income statement.

     We have completed the process of evaluating the impact of Statement No. 143, "Accounting for Asset Retirement Obligations," and we do not expect this statement to have a material impact on our financial position or results of operations upon its adoption in 2003.

     Effective January 1, 2002 we adopted Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"; the adoption of this statement did not have a material impact to our financial position or results of operations. In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement provides for the rescissions or amendment of certain previously issued accounting standards. The various provisions of this standard are effective for either 2002 or 2003. Also during the quarter ended June 30, 2002, Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued and is effective for activities initiated after December 31, 2002. We do not expect Statement No. 145 or No. 146 to have a material impact on our financial position or results of operations upon their adoption in 2003.

     In October 2002, the FASB issued Statement No. 147, "Acquisitions of Certain Financial Institutions," which applies to all acquisitions of financial institutions except those between two or more mutual enterprises. Statement No. 147 has no impact on our financial statements.

     In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure - an Amendment of FASB Statement No. 123," to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. Statement No. 148 also requires disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of Statement No. 148 are effective for fiscal years ending after December 15, 2002, and the disclosure provisions have been applied in our 2002 financial statements. We will implement the interim disclosure provisions in first quarter 2003.

     In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on existing disclosure requirements for most guarantees including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the Company must recognize an additional liability for the fair value or market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, the disclosure requirements in the interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has fully implemented the disclosure requirements of FIN 45 and will adopt the additional provisions for all qualifying transactions entered into after December 31, 2002.

     In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN 46 addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as "special purpose entities." Companies are required to apply the provision of FIN 46 prospectively for all variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. All interests acquired before February 1, 2003 must follow the new rules in accounting periods beginning after June 15, 2003. FIN 46 is expected to have no impact on our consolidated results of operations or financial position.

Financial Instruments

     As we do not have any derivatives, the carrying values of all financial instruments, excluding fixed-rate borrowings, approximate their estimated fair values. At December 31, 2001 and 2002, $50.1 million of our long-term borrowings accrue interest at fixed rates. Based on the borrowing rates currently available to us for bank loans with similar terms and average maturities, the fair value of these borrowings was $49.8 million and $49.5 million at December 31, 2001 and 2002, respectively.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Geographic Concentration of Risk

                                                                      Exhibit 13


     Our property management operations are concentrated in the states of Colorado, Hawaii and Florida. For the year ended December 31, 2002, Colorado, Hawaii and Florida accounted for 11%, 28% and 31%, respectively, of our consolidated revenues.

NOTE 3 - NOTE RECEIVABLE

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

     General and administrative expenses for 2002 include $15.1 million of items that management considers as unusual items and other charges. These charges include a $10.6 million non-cash write-down of certain capitalized software development costs and intangibles related to the Company's vacation rental management software, First Resort Software, $2.6 million in severance and employee-related charges, $1.1 million in professional fees and expenses related to a study to explore financing and strategic growth alternatives and an offer to acquire the Company that was determined by the Board, after appropriate review, not to be in the best interests of the Company and its shareholders, and $760,000 of other charges related to property and office closings and consolidations. The $10.6 million write-down relates to the Company's change in strategy that included a redefinition of its target market for First Resort Software. Prior to this strategy shift, the latest version of First Resort Software was being designed to meet the needs of essentially all companies in our industry. The new strategy is to focus on the needs of small to medium-sized property management companies, which make up the majority of the industry. This change necessitated a write-down of certain capitalized development costs and intangibles related to the software as recorded on the Company's balance sheet. The severance and employee-related charges primarily relate to the fourth quarter senior management changes and the majority of these costs will be paid out over the next three years. The property and office closings include the closing of Shoreline Properties in Ohio and the consolidation and closings of offices in Dillon, Lafayette, and Basalt, Colorado; Memphis, Tennessee; and Hilton Head, South Carolina. The Company will realize significant payroll and lease expense savings through these consolidations.

The following table summarizes all activities and positions related to the unusual items and other charges (in thousands):

                                                            Office
                              Employee                    Closings        Deferred       Deferred
                               Related       Software    and Other     Acquisition    Transaction
                                 Items    Development        Misc.           Costs          Costs       Total
                                 -----    -----------        -----           -----          -----       -----
2001 expense                   $ 1,566       $  1,488        $ 303         $ 1,320        $    --    $  4,677
Less: non cash charges              --         (1,488)        (303)         (1,320)            --      (3,111)
Less: cash payments             (1,292)            --           --              --             --      (1,292)
                               -------       --------        -----         -------        -------    --------
Accrual at December 31, 2001       274             --           --              --             --         274

2002 expense                     2,661         10,594          759               -          1,053      15,067
Less: non cash charges               -        (10,594)        (112)              -              -     (10,706)
Less: cash payments               (955)             -          (37)              -         (1,053)     (2,045)
                               -------       --------        -----         -------        -------    --------
Accrual at December 31, 2002     1,980             --          610              --             --       2,590
                               -------       --------        -----         -------        -------    --------
Less: current portion           (1,006)            --         (187)             --             --      (1,193)
                               -------       --------        -----         -------        -------    --------
Long-term portion of accrual   $   974       $     --        $ 423         $    --        $    --    $  1,397
                               =======       ========        =====         =======        =======    ========


NOTE 5 - SUPPLEMENTAL FINANCIAL INFORMATION

Trade and other receivables, net consisted of the following:

                                                                      Exhibit 13


                                                        As of December 31,
(in thousands)                                           2001        2002
                                                      -------      ------
Receivables from managed properties                   $ 3,009      $2,972
Income tax receivables                                  4,976          37
All other receivables                                   3,045       3,489
                                                      -------      ------
  Total                                                11,030       6,498
Less - allowance for doubtful accounts                   (489)       (657)
                                                      -------      ------
                                                      $10,541      $5,841
                                                      =======      ======

Other current assets consisted of the following:

                                                           As of December 31,
(in thousands)                                              2001        2002
                                                         -------      ------
Inventories                                               $2,860      $2,984
Prepaid expenses                                           2,460      $1,490
Other                                                        743         333
                                                          ------      ------
                                                          $6,063      $4,807
                                                          ======      ======

Property, equipment and software, net consisted of the following:

                                      Estimated Useful        As of December 31,
(in thousands)                           Life in Years         2001        2002
                                      ----------------     --------     -------
Land and improvements                                      $  2,407     $ 2,706
Building and improvements                      15-30          7,821       7,707
Leasehold improvements                          5-30          3,973       3,890
Furniture, fixtures and equipment               3-10         14,780      17,687
Vehicles                                        5- 7          2,814       2,465
Software and web development                    3-10         19,987      17,077
Leased property                                 3- 7          1,272         949
                                                           --------     -------
  Total                                                      53,054      52,481
Less - accumulated depreciation                             (13,545)    (18,381)
                                                           --------     -------
                                                           $ 39,509     $34,100
                                                           ========     =======

Accounts payable and accrued liabilities consisted of the following:

                                                          As of December 31,
(in thousands)                                             2001        2002
                                                        -------     -------
Accounts payable                                        $ 6,098     $ 5,765
Accrued payroll                                           5,345       6,416
Other accrued liabilities                                 2,855       2,447
                                                        -------     -------
                                                        $14,298     $14,628
                                                        =======     =======

Supplemental cash flow information is as follows:

                                                                       Years Ended December 31,
(in thousands)                                                     2000        2001       2002
                                                                -------    --------   --------
Supplemental disclosure of cash flow information
  Cash paid for interest                                        $ 6,028    $  5,688   $  6,827
                                                                =======    ========   ========
  Cash paid for income taxes                                    $ 5,919    $  1,846   $     82
                                                                =======    ========   ========
Supplemental disclosure of non-cash flow information
  Capital lease obligations                                     $   674    $    360   $     --
                                                                =======    ========   ========
  Common stock portion of acquisitions                          $   989    $  1,668   $     --
                                                                =======    ========   ========


NOTE 6 - LONG-TERM DEBT

     On January 22, 2001, we replaced our existing Credit Facility that was to expire on May 26, 2001 with a similar facility that expires on January 22, 2004. Due to the events of September 11th, on October 30, 2001, we amended the Credit Facility to modify the restrictive covenants to allow more flexibility for us under this debt agreement through the end of 2002. The amendment also allowed for up to a 100 basis point increase to our interest rate based on certain financial ratios. Subject

                                                                      Exhibit 13


to certain limitations, the Credit Facility may be used to borrow up to $40 million for capital expenditures and for general corporate purposes. Available borrowings are reduced by open letters of credit. The credit agreement requires us to comply with various loan covenants, which include maintenance of certain financial ratios, restrictions on additional indebtedness and restrictions on liens, guarantees, advances, capital expenditures, sale of assets and dividends. Interest on outstanding balances of the Credit Facility is computed at our election, on the basis of either the Prime Rate or the Eurodollar Rate, as defined, plus a margin of 2.0% up to 3.0% based on the amendment discussed above. At December 31, 2002, the weighted average interest rate on the $25.0 million in outstanding indebtedness was 4.57%. Availability fees are 0.5% per annum and are payable on the unused portion of the Credit Facility. Interest and availability fees are payable monthly.

     On June 16, 1999, we issued $50 million of Senior Notes, due June 2004, in connection with a note purchase agreement. On October 30, 2001, we also amended the Senior Notes to modify the restrictive covenants through the end of 2002 to allow more flexibility for us under this debt agreement. The amendment also allowed for up to a 100 basis point increase to our interest rate based on certain financial ratios. At December 31, 2002, the interest rate on the Senior Notes was 10.06%. The note purchase agreement contains loan covenants substantially similar to those of the credit agreement under the Credit Facility and has prepayment restrictions. Interest is payable quarterly.

     The Credit Facility is secured pari passu to the Senior Notes by substantially all of our assets, including the stock of our significant subsidiaries, as defined. Due to the unusual items and other charges recorded during the fourth quarter of 2002, we were not in compliance with certain covenants related to our Credit Facility and Senior Notes. During March 2003 we finalized an amendment to our borrowing agreements to bring us into compliance which required us to pay a 1.4% amendment fee approximating $1.3 million. The amendment will allow more flexibility for us under the debt agreement through the end of 2003. Management is currently in discussions to refinance all outstanding borrowings during 2003. There is no assurance that we will be able to refinance these borrowings and significant changes to the current terms, such as interest rates and restrictive covenants, may result from any refinancing.

                                                                      Exhibit 13


Long-term debt consisted of the following:

                                                                                   As of December 31,
(in thousands)                                                                       2001       2002
                                                                                  -------    -------
Senior Notes                                                                      $50,000    $50,000
Credit Facility                                                                    28,600     25,045
Various notes with banks, secured by certain assets, at interest rates
  ranging from 1.9% to 10.0%, due between March 2002 through December 2003             71         15
Capital lease obligations                                                             295         79
                                                                                  -------    -------
  Total                                                                            78,966     75,139
Less - current maturities                                                            (322)       (94)
                                                                                  -------    -------
Long-term debt, net of current maturities                                         $78,644    $75,045
                                                                                  =======    =======

Annual maturities of long-term debt are: 2003, $94,000; 2004, $75.0 million; and none thereafter.


NOTE 7 - OPERATING LEASES

     ResortQuest has entered into non-cancelable operating leases for equipment, operating space, office space, hotel properties and individual condominium units within its managed properties. At December 31, 2002, future minimum lease commitments under non-cancelable operating leases are as follows:

(in thousands)                          Years Ended December 31,
                                        ------------------------
2003                                                    $ 7,465
2004                                                      6,271
2005                                                      5,756
2006                                                      4,876
2007                                                      3,404
Thereafter                                               13,411
                                                        -------
                                                        $41,183
                                                        =======

     Under terms of the leases, ResortQuest is generally required to pay all taxes, insurance and maintenance. Rent expense for 2000, 2001 and 2002 was approximately $5.9 million, $7.2 million and $7.6 million, respectively.

     In conjunction with certain acquisitions, ResortQuest entered into several lease agreements with certain former owners, that have also served on the Company's Board of Directors at some point in the past three years, for the use of office space and facilities. Lease payments made to these former owners during 2000, 2001 and 2002 were approximately $410,000, $433,000 and $231.000, respectively.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Guarantees

     Certain of our management agreements in Hawaii contain provisions for guaranteed levels of returns to owners. These agreements also contain force majeure clauses to protect the Company from forces or occurrences beyond the control of management. During 2000, 2001 and 2002, ResortQuest made payments in excess of the management fees earned on these guaranteed agreements of $390,000, $704,000 and $334,000, respectively.

Acquisition Indemnification

     Subject to certain limitations, pursuant to the Agreement and Plan of Organization entered into by and between each acquired entity and ResortQuest (each an "Agreement"), the stockholders of each acquired entity have indemnified ResortQuest against losses, claims, damages, actions, suits, proceedings, demands, assessments, adjustments, costs and expenses as a result of or arising from any breach of the representations and warranties in the Agreement, any liability under the Securities Act of 1933 ("1933 Act"), the Securities Exchange Act of 1934 ("1934 Act") or other federal or state law or regulation arising out of or based upon any untrue statement of a material fact relating solely to an acquired entity or the stockholders and certain other identified claims or litigation.

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

                                                                      Exhibit 13


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

Litigation

     On May 26, 2000, Hotel Corp. of the Pacific, Inc., a wholly-owned subsidiary of ResortQuest International doing business as Aston Hotels & Resorts, instituted legal proceedings in the Circuit Court for the First Circuit of Hawaii against Andre S. Tatibouet, the then president of Hotel Corp. This action arose out of a document styled "Cooperation Agreement" that was signed by Andre S. Tatibouet, purporting to act on behalf of Hotel Corp., on the one hand, with Cendant Global Services B.V. and Aston Hotels & Resorts International, Inc., on the other hand. The Cooperation Agreement contains several provisions that are detrimental to Hotel Corp., including provisions purporting to transfer certain intellectual property and limit certain intellectual property rights held by Hotel Corp. Monetary damages for breach of fiduciary duty, fraud, and negligent misrepresentation were sought by Hotel Corp. By order of the Circuit Court, the claims asserted by Hotel Corp. in the lawsuit were consolidated with an arbitration demand, filed with the American Arbitration Association by Mr. Tatibouet, in which he alleged various breaches of his employment agreement with Hotel Corp.

     The arbitration hearing took place in September 2001, where Mr. Tatibouet claimed damages of approximately $17.5 million and ResortQuest claimed damages of approximately $4.7 million. On March 14, 2002, the arbitration panel issued its Reasoned Opinion and Final Award. The panel concluded that Mr. Tatibouet had breached his fiduciary duty to Hotel Corp. and awarded Hotel Corp. $55,559 related to the reimbursement of certain legal expenses. The panel denied all of Mr. Tatibouet's claims and requests for damages as well as declaratory and other relief.

     On May 26, 2000, ResortQuest International and Hotel Corp. brought an action in the Circuit Court for the First Circuit of Hawaii against Cendant Corporation, Aston Hotels & Resort International Inc. and Cendant Global Services B.V ("Defendants") seeking damages for breach of contract against Cendant, and the equitable remedies or rescission and replevin. This action arose out of Mr. Andre S. Tatibouet's purported negotiation on behalf of Hotel Corp. of the Pacific, Inc., a subsidiary of ResortQuest International, of a document styled Cooperation Agreement.

     ResortQuest and Cendant entered into an amended Cooperation Agreement on July 15, 2002. As a result of the execution of that agreement, on July 15, 2002 ResortQuest moved to dismiss its court action against Defendants by filing a stipulation for complete dismissal with prejudice as to all claims and parties.

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

                                                                      Exhibit 13


Employee Health Insurance

     We introduced a national healthcare plan on August 1, 2000 for all domestic team members. The plan provides a broad spectrum of healthcare choices for all full-time team members to select the coverage that best suits their needs. The plan includes medical, dental, vision, life, AD&D, LTD and voluntary life insurance coverages. The employee medical and dental coverages are self-insured by the Company. All self-insurance reserves include accruals of estimated settlements for known claims, as well as accruals for estimates of incurred, but not reported claims. These estimates are based on industry claim factors provided by a plan administrator. Though changes in cost assumptions, as well as changes in actual experience, could cause these estimates to change significantly in the near term, the Company maintains stop loss insurance to minimize the effect of large claims on its financial results. During 2000, 2001 and 2002, the Company incurred $540,000, $3.5 million, and $2.3 million, respectively, in expenses related to this self-insured plan.

Workers' Compensation Insurance

     We introduced a self-insured workers' compensation insurance plan on December 1, 2000 for most domestic team members. Previous coverage was provided through full premium-based policies. Team members in certain locations remain covered under these premium-based policies. All self-insurance reserves include accruals of estimated settlements for known claims, as well as accruals for estimates of incurred, but not reported claims. These estimates are based on industry claim factors provided by a plan administrator. Though changes in cost assumptions, as well as changes in actual experience, could cause these estimates to change significantly in the near term, the Company maintains stop loss insurance to minimize the effect of large claims on its financial results. During 2000, 2001 and 2002, the Company incurred $92,000, $1.0 million and $1.2 million, respectively, in expense related to this self-insured plan.

Benefit Plans

     On April 1, 1999, we established a 401(k) profit sharing plan that covers all domestic team members and all pre-existing plans were merged into this plan. The plan permits employees to defer from 1% to 20% of eligible earnings, the Company matches 50% of the first 6% of employee contributions, and employee vesting in Company matching contributions occurs over a three-year period. During 2000, 2001 and 2002, the Company incurred $424,000, $633,000 and
$617,000, respectively, in expense related to this plan.

Employment Agreements

     We have entered into non-compete agreements with many of the former owners of the companies that now comprise ResortQuest. These non-compete agreements are generally three to five years in length effective the day the operations are merged with ResortQuest. Additionally, we have entered into employment agreements with many of these former owners, all senior corporate officers and several key employees. Among other things, these agreements allow for severance payments and some include acceleration of stock option awards upon a change in control of ResortQuest, as defined under the agreements. At December 31, 2002, the maximum amount of compensation that would be payable under all agreements if a change in control occurred without prior written notice would be approximately $4.3 million.

NOTE 9 - STOCKHOLDERS' EQUITY

Common Stock

     ResortQuest is authorized to issue 50.0 million shares of common stock. At December 31, 2001, ResortQuest had 19,243,249 shares of common stock issued and outstanding (16,938,033 shares of common stock and 2,305,216 shares of restricted common stock). At December 31, 2002, ResortQuest had 19,251,749 shares of common stock issued and outstanding (17,052,960 shares of common stock and 2,198,789 shares of restricted common stock). The common stock and restricted common stock are identical except that the holders of restricted common stock are only entitled to one-half of one vote for each share on all matters.

     We have registered 8.0 million shares of common stock through various shelf registration statement filings. As of December 31, 2001 and 2002, we had issued 3,289,487 shares under these shelf registration statements in connection with acquisitions.

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

                                                                      Exhibit 13


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

NOTE 10 - STOCK OPTIONS

      Options granted under our Long-Term Incentive Plan (the "Incentive Plan") vest annually and ratably over a period from three to four years after the date of grant and expire five to ten years after the grant date. ResortQuest has reserved 15% of outstanding authorized common stock for use in connection with the Incentive Plan and also provides for the issuance of stock appreciation rights, restricted or deferred stock, dividend equivalents, bonus shares and awards in lieu of our obligations to pay cash compensation, non-employee directors' deferred shares or other awards. The value of the options is based in whole or in part upon the value of the common stock.

A summary of ResortQuest's stock option transactions is as follows:

                                 Weighted                                Common
                                  Average                                 Stock
                                 Exercise               Options       Available
                                    Price           Outstanding       For Grant
                                 --------           -----------      ----------
Balance - December 31, 1999        $10.26             2,409,612         397,705
  Approval of new options             n/a                    --          40,919
  Granted                            5.35               603,900        (603,900)
  Cancelled                         10.23              (337,424)        337,424
                                   ------             ---------      ----------
Balance - December 31, 2000        $ 9.14             2,676,088         172,148
  Approval of new options             n/a                    --          38,251
  Granted                            6.46               241,499        (241,499)
  Exercised                          8.73               (29,476)         29,476
  Cancelled                         10.52              (154,589)        154,589
                                   ------             ---------      ----------
Balance - December 31, 2001        $ 8.88             2,733,522         152,965
  Approval of new options             n/a                    --           1,275
  Granted                            3.97               420,500        (420,500)
  Exercised                          5.74                (8,500)          8,500
  Cancelled                          9.61            (1,227,663)      1,227,663
                                   ------            ----------      ----------
Balance - December 31, 2002        $ 7.34             1,917,859         969,903
                                   ======            ==========      ==========

     On October 28, 2002 the Company filed on Form SC TO-I a tender offer statement under section 13(e)(4) of the Securities and Exchange Act of 1934. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the ResortQuest International, Inc.'s Amended and Restated 1998 Long-Term Incentive Plan having an exercise price greater than $5.99 and held by its employees and directors, other than its executive officers, for new options, to purchase shares of Common Stock to be granted under the Plan, upon the terms and subject to the conditions described in the tender offer to exchange. The number of shares of Common Stock subject to the new options will be equal to a percentage of the number of share of common stock subject to the options tendered and accepted for exchange. The percentage is determined by the exercise price per share of the options tendered and accepted for exchange. Options tendered for exchange during 2002 were 1,199,930 and are reflected as cancelled shares in the above table. The Company expects to issue 340,065 new options in May 2003 at the then market price in exchange for the options tendered.

     The weighted average fair value of options granted by ResortQuest for 2000, 2001 and 2002 was $2.76, $4.05 and $2.36, respectively. Assumptions included an average risk-free interest rate ranging from 2.6% to 6.8%; an average expected life of 2.6 to 4.0 years; a volatility factor of 40.4% to 84.3%; and no dividends. At December 31, 2002, there were 1,446,978 exercisable stock options outstanding with exercise prices that range from $3.60 to $16.00 with a weighted average exercise price of $8.18 and a weighted average remaining contractual life of 4.0 years.

     The following table summarizes information about all stock options outstanding at December 31, 2002:

                                                                           Weighted Average
                                                                    -------------------------------
                                                       Number              Remaining       Exercise
                        Exercise Price            Outstanding       Contractual Life          Price
                       ---------------            -----------       ----------------       --------
                       $ 3.60 - $ 4.94                803,748              3.6 years         $ 4.15
                         5.06 -  10.06                468,196              2.6 years           7.70
                        11.00 -  16.00                645,915              5.3 years          11.05
                       ---------------              ---------              ---------         ------
                       $ 3.60 - $16.00              1,917,859              3.9 years         $ 7.34
                       ===============              =========              =========         ======


NOTE 11 - INCOME TAXES

                                                                      Exhibit 13


     The income tax provision, including the $1.9 million benefit on the cumulative effect of a change in accounting principle, consisted of the following:

                                             Years Ended December 31,
(in thousands)                              2000      2001      2002
                                          ------    ------   -------
Current
  Federal                                 $3,136   $(2,585)  $(1,346)
  State                                      965      (136)     (465)
Deferred
  Federal                                  3,401     4,638    (1,676)
  State                                      355       411      (212)
                                          ------   -------   -------
Total                                     $7,857   $ 2,328   $(3,699)
                                          ======   =======   =======

     The difference between the statutory federal income tax rate and the effective income tax rate expressed as a percentage of income before income taxes, excluding the cumulative effect of a change in accounting principle, was as follows:

                                                              Years Ended December 31,
                                                             2000      2001      2002
                                                             ----      ----      ----
Federal statutory rate                                       35.0%     34.0%     34.0%
State and foreign income taxes, net of federal benefit        3.6       4.3       4.2
Goodwill and other permanent items                            9.8      44.7     (19.2)
Adjustments to estimated income tax accruals                 (3.4)    (23.8)      1.4
                                                             ----      ----      ----
Effective income tax rate                                    45.0%     59.2%     20.4%
                                                             ====      ====      ====

     The tax effects of temporary differences that give rise to significant portions of our deferred tax assets and liabilities were as follows:

                                                              As of December 31,
(in thousands)                                           2001              2002
                                                     --------          --------
Deferred tax assets:
  Claims and other reserves                          $    731          $    724
  Federal net operating losses                             --             5,923
  State net operating losses                              710               981
  Other                                                   137               386
                                                     --------          --------
    Total deferred tax assets                        $  1,578          $  8,014
                                                     ========          ========
Deferred tax liabilities:
  Deductible goodwill amortization                   $ (3,127)         $ (5,339)
  Basis difference on fixed assets                     (6,480)           (4,650)
  Other                                                    --              (170)
                                                     --------          --------
    Total deferred tax liabilities                     (9,607)          (10,159)
                                                     --------          --------
      Net deferred tax liabilities                   $ (8,029)         $ (2,145)
                                                     ========          ========

NOTE 12 - EARNINGS PER SHARE

      In accordance with the provisions of Statement No. 128, "Earnings Per Share," we compute our basic earnings per share by dividing Net income by the number of weighted average common shares outstanding during the year. Our Diluted earnings per share is computed by dividing Net income by the number of weighted average common stock equivalents outstanding during the year. Common stock equivalents consisted solely of stock options outstanding under our Incentive Plan (see Note 10). Stock options with an exercise price greater than the market price are considered anti-dilutive and are not included in the common stock equivalent calculation. The anti-dilutive options were 2,172,588 for 2000; 1,878,737 for 2001, and 1,104,111 for 2002. Common stock equivalents are not considered in the diluted share calculation for periods where a net loss is recorded. The following summarizes the weighted average shares:

                                                                              Years Ended December 31,
                                                                 2000            2001            2002
                                                           ----------      ----------      ----------
Basic weighted average common shares outstanding           18,962,752      19,167,203      19,248,828
Effect of dilutive securities - stock options                  54,919         175,616         121,266
                                                           ----------      ----------      ----------
Diluted weighted average common shares outstanding         19,017,671      19,342,819      19,370,094
                                                           ==========      ==========      ==========

NOTE 13 - SEGMENT REPORTING

                                                                      Exhibit 13


     ResortQuest has one operating segment, property management, which is managed as one business unit. The Other segment includes ResortQuest Technologies and corporate. At December 31, 2000, 2001 and 2002, approximately 64%, 47% and 54%, respectively, of the Other segment assets represent goodwill recorded for ResortQuest Technologies and corporate. The following table presents the revenues, operating income and assets of ResortQuest's reportable segment:

                                                    Years Ended December 31,
(in thousands)                               2000         2001         2002
                                         --------     --------     --------
Revenues
  Property management                    $179,783     $189,526     $187,095
  Other                                     3,478        3,429        3,146
                                         --------     --------     --------
                                         $183,261     $192,955     $190,241
                                         ========     ========     ========
Operating income (loss)
  Property management                    $ 31,892     $ 26,976     $ 25,877
  Other                                    (9,615)     (18,400)     (28,696)
                                         --------     --------     --------
                                         $ 22,277     $  8,576     $ (2,819)
                                         ========     ========     ========
Assets
  Property management                    $218,338     $245,482     $229,773
  Other                                    44,831       58,792       43,780
                                         --------     --------     --------
                                         $263,169     $304,274     $273,553
                                         ========     ========     ========


NOTE 14 - RELATED-PARTY TRANSACTIONS

     During 2000 and 2001, ResortQuest had significant transactions with three related parties and their affiliates, who had served the Company as directors. During 2002, ResortQuest had significant transactions with two related parties and their affiliates, a current director and the former owner of Aston Hotels & Resorts ("Former Owner").

     ResortQuest has consulting and management agreements with related parties that includes assistance in operations, identifying acquisitions and involvement in local and governmental affairs. During 2000, 2001 and 2002, we incurred $215,000, $312,000 and $178,000, respectively, relative to these consulting agreements.

     ResortQuest receives sales commissions for selling properties developed by a related party and his affiliates. These net commissions approximated $1.5 million and $1.4 million during 2000 and 2001, respectively.

     ResortQuest entered into numerous transactions with the Former Owner and his affiliates. ResortQuest provides management and centralized services (cooperative sales and marketing, reservations, accounting services and other reimbursements) for four hotels, two of which are owned by the Former Owner and two of which are managed for an affiliate of the Former Owner. The management fees charged to these hotels approximated $1.1 million, $1.2 million and $809,000 in 2000, 2001 and 2002, respectively. Additionally, ResortQuest provides administrative services to AST International LLC, a company that is controlled by the Former Owner. Related to these services, we recognized $42,000, $29,000 and $11,000 of revenue during 2000, 2001 and 2002, respectively.

     ResortQuest provides consulting and management services to entities owned by a former director. During 2000 and 2001, we received $368,000 and $216,000, respectively, relative to these consulting agreements. ResortQuest also manages vacation properties pursuant to its standard management agreement that are owned or co-owned by related parties and employees of the Company.

                                                                      Exhibit 13


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of ResortQuest International, Inc.
  Memphis, Tennessee

     We have audited the accompanying consolidated balance sheet of ResortQuest International, Inc. and subsidiaries ("the Company") as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of ResortQuest International, Inc. as of December 31, 2001, and for the years ended December 31, 2001 and 2000, before certain revisions described in Note 2, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 19, 2002.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 2002 consolidated financial statements present fairly, in all material respects, the financial position of ResortQuest International, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

     As discussed above, the consolidated financial statements of ResortQuest International, Inc. as of December 31, 2001, and the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations. As described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," (SFAS 142) which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to such disclosures in Note 2 with respect to 2001 and 2000 included (i) comparing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing goodwill amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying analysis obtained from management, and
(ii) testing the mathematical accuracy of the reconciliation of reported net income to adjusted net income, and the related per-share amounts. In our opinion, the disclosures discussed for 2001 and 2000 in Note 2 are appropriate. However, we were not engaged to audit, review or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

     Additionally, as also described in Note 2, the 2001 and 2000 consolidated financial statements have been revised to include the comparative reclassification adjustments resulting from the Company's adoption of the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") Consensus No. 01-14, Income Statement Characterization of Reimbursements Received for `Out of Pocket' Expenses Incurred, that was effective January 1, 2002. We audited the adjustments that were applied to restate the 2001 and 2000 other revenue from managed entities and other expenses from managed entities reflected in the 2001 and 2000 consolidated statements of operations. Our procedures included (i) agreeing the adjusted amounts of other revenues from managed entities and other expenses from managed entities to the Company's underlying accounting records obtained from management, and (ii) testing the mathematical accuracy and validity of these underlying accounting records. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

     As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ Deloitte & Touche LLP

Memphis, Tennessee,
March 19, 2003

                                                                      Exhibit 13


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of ResortQuest International, Inc.:

     We have audited the accompanying consolidated balance sheets of ResortQuest International, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2001, and 2000, and the related consolidated Statements of Operations, changes in stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ResortQuest International, Inc. and subsidiaries, as of December 31, 2001, and 2000, the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Memphis, Tennessee,
February 19, 2002.


EXPLANATORY NOTE REGARDING REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     On May 29, 2002, ResortQuest International, Inc. decided to terminate Arthur Andersen LLP as the Company's independent auditor and engaged Deloitte & Touche LLP to serve as its independent auditors for the year ending December 31, 2002. More information regarding ResortQuest International, Inc.'s change in independent auditors is contained in a current report on Form 8-K filed with the SEC on May 31, 2002.

     We could not obtain permission of Arthur Andersen LLP to the inclusion in this Annual Report and on Form 10-K of their Independent Auditors Report. Accordingly, the Arthur Andersen LLP Independent Auditors Report herein is merely reproduced from ResortQuest International, Inc.'s Annual Report and Form 10-K for the year ended December 31, 2001 (although the consolidated balance sheet as of December 31, 2000 and the consolidated Statements of Operations, changes in shareholder's equity, and cash flows for the year ended December 31, 1999 referred to in that report are not included herein) and does not include the manual signature of Arthur Andersen LLP. The conviction of our former independent auditors, Arthur Andersen LLP, on federal obstruction of justice charges may adversely affect Arthur Andersen LLP's ability to satisfy any claims arising from the provision of auditing services to us and may impede our access to the capital markets.

                                                                      Exhibit 13


Quarterly Results of Operations
(unaudited)

                                                   First        Second        Third       Fourth
(in thousands, except per share amounts)         Quarter       Quarter      Quarter      Quarter
                                                 -------       -------      -------      -------
2002
Revenues before other revenues
  from managed entities                         $ 40,513      $ 39,876     $ 48,396     $ 24,952
Operating income (loss)                            5,606         4,938       10,326      (23,689)
Cumulative effect of change in
  accounting principle                             6,280            --           --           --
Net income (loss)                                 (3,693)        2,234        5,440      (17,465)
Basic earnings (loss) per share (a)                (0.19)         0.12         0.28        (0.91)
Basic weighted average shares outstanding         19,243        19,248       19,252       19,252
Diluted earnings (loss) per share (a)              (0.19)         0.12         0.28        (0.91)
Diluted weighted average shares outstanding       19,352        19,387       19,255       19,252

2001
Revenues before other revenues
  from managed entities                         $ 45,442      $ 43,398     $ 48,682     $ 23,434
Operating income (loss)                            8,253         6,443        5,770      (11,890)
Net income (loss)                                  4,331         3,019          466       (6,215)
Basic earnings (loss) per share (a)                 0.23          0.16         0.02        (0.32)
Basic weighted average shares outstanding         19,043        19,142       19,242       19,243
Diluted earnings (loss) per share (a)               0.23          0.16         0.02        (0.32)
Diluted weighted average shares outstanding       19,182        19,414       19,400       19,243

2000
Revenues before other revenues
  from managed entities                         $ 38,547      $ 40,840     $ 47,014     $ 25,613
Operating income (loss)                            6,512         6,424       12,578       (3,238)
Net income (loss)                                  2,851         2,832        6,403       (2,480)
Basic earnings (loss) per share (a)                 0.15          0.15         0.34        (0.13)
Basic weighted average shares outstanding         18,831        19,013       19,020       18,988
Diluted earnings (loss) per share (a)               0.15          0.15         0.34        (0.13)
Diluted weighted average shares outstanding       18,851        19,059       19,082       18,988


(a) The sum of the quarterly amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter while the full year is based on the annual weighted average shares outstanding.

Stock Price


2002                                            High              Low
----                                          ------           ------
Fourth Quarter                                $ 4.85           $ 3.48
Third Quarter                                   5.73             3.69
Second Quarter                                  8.05             5.70
First Quarter                                   7.40             4.87

2001                                            High              Low
----                                          ------           ------
Fourth Quarter                                $ 5.66           $ 2.70
Third Quarter                                  11.32             3.00
Second Quarter                                 13.00             8.30
First Quarter                                   9.00             6.06

2000                                            High              Low
----                                          ------           ------
Fourth Quarter                                $ 7.44           $ 5.50
Third Quarter                                   6.69             5.00
Second Quarter                                  7.13             4.69
First Quarter                                   7.38             4.13

                                                                      Exhibit 13


SELECTED FINANCIAL DATA
(unaudited)

                                                                                       Years Ended December 31,
(in thousands)                                1998           1999           2000           2001           2002
                                         ---------      ---------      ---------      ---------      ---------
Statements of Operations data:
Revenues before other revenues
  from managed entities                  $  55,359      $ 127,912      $ 152,014      $ 160,956      $ 153,737
Operating expenses before other
  expenses from managed entities            31,596         65,804         80,314         83,838         83,607

General and administrative expenses,
  including depreciation and
  amortization                              18,273         48,578         49,423         68,542         72,949
                                         ---------      ---------      ---------      ---------      ---------
Income (loss) from operations                5,490         13,530         22,277          8,576         (2,819)
Interest and other expense, net                507          4,228          4,814          4,647          6,233
Provision (benefit)for income
  taxes                                      1,518          4,873          7,857          2,328         (1,848)
                                         ---------      ---------      ---------      ---------      ---------
Income (loss) from continuing
  operations                                 3,465          4,429          9,606          1,601         (7,204)

Income from discontinued operations          1,347             --             --             --             --
Cumulative effect of a change in
  accounting principle                          --             --             --             --         (6,280)
                                         ---------      ---------      ---------      ---------      ---------
Net income (loss)                        $   4,812      $   4,429      $   9,606      $   1,601      $ (13,484)
                                         =========      =========      =========      =========      =========
Earnings (loss) per share:
     Basic                               $    0.44      $    0.25      $    0.51      $    0.08      $   (0.70)
                                         =========      =========      =========      =========      =========
     Diluted                             $    0.44      $    0.24      $    0.51      $    0.08      $   (0.70)
                                         =========      =========      =========      =========      =========

Working capital deficit                  $  (2,080)     $  (7,295)     $ (23,963)     $ (29,251)     $ (36,449)
                                         =========      =========      =========      =========      =========
Total assets                             $ 188,219      $ 257,675      $ 263,169      $ 304,274      $ 272,785
                                         =========      =========      =========      =========      =========
Long-term debt,
  net of current maturities              $  38,098      $  68,090      $  50,401      $  78,644      $  75,045
                                         =========      =========      =========      =========      =========
Stockholders' equity                     $ 106,855      $ 125,823      $ 136,402      $ 139,914      $ 126,484
                                         =========      =========      =========      =========      =========

                                                                      Exhibit 13


Stock Listing

The Company's stock is traded on the New York Stock Exchange under the symbol
RZT.

Registrar and Stock Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

Independent Auditors

Deloitte & Touche LLP
50 North Front Street, Suite 600
Memphis, Tennessee  38103

Stockholder Inquiries

For information about ResortQuest International, Inc. and its subsidiaries, including copies of its annual report on Form 10-K and quarterly reports on Form 10-Q, please submit a written request to:

     Investor Relations
     ResortQuest International, Inc.
     530 Oak Court Drive, Suite 360
     Memphis, Tennessee 38117

After July 1, 2003 the corporate offices will be located in Destin, Florida and all inquiries after this date should be directed to:

     Investor Relations
     ResortQuest International, Inc.
     8955 Highway 98 West
     Destin, Florida 32541

Annual Meeting Date

ResortQuest International will hold its annual meeting of stockholders on May 14, 2003, at nine o'clock a.m. at the Embassy Suites, 1022 S. Shady Grove, Memphis, Tennessee.

Forward-Looking Statements

Certain statements in this annual report include "forward-looking statements" within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are qualified by cautionary statements contained herein and in ResortQuest International, Inc. filings with the Securities and Exchange Commission. We undertake no obligation to update forward looking statements, whether as a result of new information, future events or otherwise.